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As filed with the Securities and Exchange Commission on June 20, 2006

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SOUTHERN COPPER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1000 (Primary Standard Industrial Classification Code Number)	13-3849074 (I.R.S. Employer Identification No.)

2575 East Camelback Road
Phoenix, Arizona 85016
(602) 977-6595
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Armando Ortega Gómez
Secretary
Southern Copper Corporation
2575 East Camelback Road
Phoenix, Arizona 85016
(602) 977-6595
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael L. Fitzgerald, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005

        Approximate date of commencement of proposed exchange offer:    As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Securities To Be Title Of Each Class Of Registered(1)	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee

7.500% Notes due 2035	$400,000,000	100%	$400,000,000	$42,800.00

(1)
Estimated based on the face value of the 7.500% Notes due 2035 previously sold in transactions exempt from registration under the Securities Act of 1933, solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not sell these securities or consummate the exchange offer until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell or exchange these securities and it is not soliciting an offer to acquire or exchange these securities in any jurisdiction where the offer, sale or exchange is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 20, 2006

PROSPECTUS

Offer to exchange all of our outstanding unregistered
U.S.$400,000,000 7.500% Notes due 2035
for
U.S.$400,000,000 7.500% Notes due 2035
which have been registered under the Securities Act of 1933

Material Terms of the Exchange Offer:

  •
  We are offering to exchange the notes that we sold previously in a private offering for new registered notes.

  •
  The terms of the new notes are substantially identical to the terms of the old notes, except for the transfer restrictions and registration rights relating to the outstanding old notes.

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  The exchange offer will expire at 5:00 p.m., New York City time, on            , 2006, unless we extend it.

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn.

  •
  You may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

  •
  Application has been made for the notes to be admitted to listing on the EuroMTF section of the Luxembourg Stock Exchange.

  •
  We will not receive any proceeds from the exchange offer.

  •
  We will pay the expenses of the exchange offer.

You should carefully review "Risk Factors" beginning on page 23 of this prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory authority, has approved or disapproved the notes nor have any of the foregoing authorities passed upon or endorsed the merits of this exchange offer or the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2006.

TABLE OF CONTENTS

Enforcement of Civil Liabilities	iii
Where You Can Find More Information	iv
Presentation of Financial and Other Information	v
Summary	1
Recent Developments	5
The Offering	10
Selected Combined Financial Information	17
Summary Operating Data	21
Summary Reserves Data	22
Risk Factors	23
Forward-Looking Statements	25
The Exchange Offer	26
Use of Proceeds	36
Exchange Rates	37
Capitalization	39
Description of the Notes	40
Summary of Certain Tax Considerations	58
Plan of Distribution	63
Legal Matters	64
Independent Registered Public Accounting Firm	64
Annex A: Glossary of Mining Terms	A-1
Annex B: 2005 Form 10K/A	B-1
Annex C: 2006 Form 10Q	C-1
Annex D: Definitive Proxy Statement on Schedule 14A	D-1

        In making the decision whether or not to participate in the exchange offer, holders of the old notes must rely on their own examination of the issuer and the terms of the exchange offer, including the merits and risks involved. Holders of the old notes should not construe anything in this prospectus as legal, business or tax advice. Holders of the old notes should consult their own advisors as needed to make the decision to exchange the old notes and to determine whether it is legally permitted to exchange the old notes under applicable investment or similar laws or regulations.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution".

        We confirm that, after having made all reasonable inquiries, to the best of our knowledge, this prospectus contains all information with regard to us and the notes which is material to the offering and sale of the notes, that the information contained in this prospectus is true and accurate in all material respects and is not misleading in any material respect and that there are no omissions of any other facts from this prospectus which, by their absence herefrom, make this prospectus misleading in any material respect. We accept responsibility for the information contained in this prospectus regarding Southern Copper Corporation, the notes and the applicable transaction documents.

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        This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein are available free of charge at the office of the Luxembourg paying agent and will be made available to you upon request to us.

        All broker-dealers must comply with the registration and prospectus delivery requirements of the Securities Act. See "Plan of Distribution."

        We are not making an offer to exchange new notes for old notes in any jurisdiction where the offer is not permitted, and will not accept tenders for exchange from holders in any such jurisdiction.

ENFORCEMENT OF CIVIL LIABILITIES

        Although we are a corporation organized under the laws of Delaware, substantially all of our assets and operations are located, and a substantial portion of our revenues derive from sources, outside the United States. Almost all of our directors and officers and certain of the experts named in this prospectus reside outside of the United States and all or a significant portion of the assets of these persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce judgments against them obtained in United States courts predicated upon the civil liability provisions of the United States federal securities laws or otherwise. We have been advised by Mexican counsel that no treaty exists between the United States and Mexico for the reciprocal enforcement of judgments and we have been advised by our special Peruvian counsel that no such treaty exists between the United States and Peru. Mexican and Peruvian courts have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, which include the review in Mexico or Peru of the United States judgment to ascertain whether certain basic principles of due process, public policy and other specific matters have been complied with, without reviewing the merits of the subject matter of the case. Nevertheless, we have been advised that there is doubt as to the enforceability, in original actions in Mexican or Peruvian courts, of liabilities predicated in whole or in part on United States federal securities laws and as to the enforceability in Mexican and Peruvian courts of judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the offering of notes. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the notes, you should refer to the registration statement and the exhibits filed as a part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each of the statements in this prospectus relating to a document that has been filed as an exhibit is qualified in all respects by the filed exhibit.

        We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy information we file at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers like us that file electronically with the SEC. The SEC's Internet site is www.sec.gov.

        You may request a copy of our filings or any of the agreements or other documents that constitute exhibits to those filings, at no cost, by telephoning or writing to us at the following:

Investor Relations
Southern Copper Corporation
2575 East Camelback Road, Suite 500
Phoenix, Arizona 85016
Tel. No.: 602-977-6595

To obtain timely delivery, any such requests must be made at least five business days before the expiration date of the exchange offer set forth on cover of this prospectus. Additionally, you can get further information about us on our website: www.southernperu.com. Information on our website, however, does not constitute a part of this prospectus.

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this prospectus is accurate only as of the date on the front of this prospectus.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        Throughout this prospectus, unless the context otherwise requires, the terms "we," "us," "our," and "the Company" refer to the Southern Copper Corporation and its consolidated subsidiaries including our Minera México subsidiary and its consolidated subsidiaries which we acquired on April 1, 2005; the term "Issuer" refers to Southern Copper Corporation as issuer of the notes; the terms "Southern Copper Corporation" and "SCC" refer to the Southern Copper Corporation and its subsidiaries, excluding Minera México and its consolidated subsidiaries but including SCC Peru Branch; SCC Peru Branch refers to a registered branch through which SCC conducts its Peruvian operations; the term "Minera México" refers to our subsidiary Minera México, S.A. de C.V., and its consolidated subsidiaries; and the term "Grupo México" refers to Grupo México, S.A. de C.V., our controlling stockholder. On October 11, 2005, we changed our name from Southern Peru Copper Corporation to Southern Copper Corporation.

        Many of the terms used in this prospectus are defined in the glossary of mining terms, beginning on page A-1.

Financial Information

        Our financial statements and other financial information included in this prospectus reflect the combined accounts of Southern Copper Corporation and Minera México. Effective April 1, 2005, SCC acquired substantially all of the outstanding common stock of Minera México. The acquisition was accounted for in a manner similar to a pooling of interests as it involved the reorganization of entities under common control. Under applicable accounting requirements, the financial statements of SCC and Minera México are combined on a historical cost basis for all the periods presented since they were under common control during all of the periods presented. The combined financial results may not be indicative of the results of operations that actually would have been achieved had the acquisition of Minera México taken place at the beginning of the periods presented and do not purport to be indicative of future results.

        Our 2005 Form 10-K/A includes audited consolidated combined financial statements as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005. We refer to these statements as the Audited Consolidated Combined Financial Statements. Our 2006 First Quarter Form 10-Q includes unaudited condensed consolidated combined financial statements as of December 31, 2005 and March 31, 2006 and for the three months ended March 31, 2005 and 2006. We refer to these statements as our Unaudited Condensed Consolidated Combined Financial Statements. The financial statements and information as of and for such periods are unaudited. The results of operations for these periods are not necessarily indicative of the results to be expected for the full year. These Unaudited Condensed Consolidated Combined Financial Statements and information should be read in conjunction with our Audited Consolidated Combined Financial Statements.

        This prospectus also includes certain audited consolidated combined financial information as of and for the year ended December 31, 2002 and as of the year ended December 31, 2003, and unaudited consolidated combined financial information as of and for the year ended December 31, 2001. The unaudited 2001 consolidated combined financial information has been derived from audited stand-alone financial statements of SCC and Minera México. Management has prepared the unaudited 2001 consolidated combined financial information on a basis believed to be consistent with the basis on which the Audited Consolidated Combined Financial Statements have been prepared.

Reserves Information

        Our mineral reserves are estimates based on a number of assumptions, including production costs and metals prices. Unless otherwise stated, reserves estimates in this offering memorandum are based

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on three-year average metal prices as of December 31, 2005. We refer to three-year average metal prices as "current average prices."

        In this prospectus, certain financial information is based on reserve estimates based on certain metals price assumptions. These items include the amount of mine stripping that is capitalized, units of production, amortization of capitalized mine stripping and amortization of intangible assets. For SCC, commencing in 2003, we have used reserve estimates based on current average metals prices as of the most recent year then ended to determine these items. For periods prior to 2003 for SCC, we have used reserves estimates based on metals prices intended to approximate average prices over the long term. In calculating such items for periods ended on or prior to December 31, 2005 for Minera México, we have used reserves estimates based on these longer term price assumptions. For periods ended after December 31, 2005, such items for Minera México have been calculated using reserve estimates based on current average prices.

Currency Information

        Unless stated otherwise, references herein to "U.S. dollars," "dollars," "U.S.$" or "$" are to United States dollars; references to "S/," "nuevo sol" or "nuevos soles" are to Peruvian nuevos soles; and references to "peso," "pesos" or "Ps." are to Mexican pesos.

Industry and Market Data

        This prospectus includes market share and industry data and forecasts that we obtained from or are based upon internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry publications and surveys, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but we cannot assure you as to the accuracy and completeness of the information. We have not independently verified any of the information from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We believe that this information has been accurately reproduced. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources.

Unit Information

        Throughout this prospectus, unless otherwise noted, all tonnages are in metric tons. To convert to short tons, multiply by 1.102. All ounces are troy ounces. All distances are in kilometers. To convert to miles, multiply by 0.621. To convert hectares to acres, multiply by 2.47.

SUMMARY

        You should read this entire prospectus including the exhibits attached hereto when deciding to participate in this exchange offer. You should also carefully consider the information set forth under "Risk Factors." In addition, certain statements include forward-looking information that involves risks and uncertainties. See "Forward-Looking Statements."

Overview

        We are the world's second-largest publicly traded copper company as measured by reserves. Based on 2005 sales, we are the world's fifth largest copper mining company, the third largest copper smelting company and the fifth largest copper refining company. We believe that we are also among the world's largest producers of molybdenum, silver and zinc. All of our mining operations are located in Peru and Mexico and we conduct exploration activities in Peru, Mexico and Chile.

        With the acquisition of Minera México in the second quarter of 2005, we determined that to best manage our business we needed to focus on three operating segments. These segments are our Peruvian operations, our Mexican open-pit operations and our Mexican underground mining polymetallic operations, known as our IMMSA unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both facilities. Our Mexican open-pit operations include the La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes. Our IMMSA unit includes five underground mines that produce zinc, copper, silver and gold, and several industrial processing facilities for zinc and silver. We own and operate the following mines and metallurgical complexes:

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  Four Open-Pit Copper Mines

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  Our Cuajone and Toquepala mines, located in southern Peru, produced 357,613 tons of copper in 2005 (163,659 tons at Cuajone and 193,954 tons at Toquepala). These mines are part of our Peruvian operations segment.

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  Our Cananea mine, located in northern Mexico, produced 175,149 tons of copper in 2005. We believe Cananea is among the world's largest copper mines in terms of reserves, and has the longest remaining mine life of any major open-pit copper mine in the world based on current production levels. This mine is part of our Mexican open-pit operations segment.

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  Our La Caridad mine, located in northern Mexico, produced 144,363 tons of copper in 2005. This mine is part of our Mexican open-pit operations segment.

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  Three Metallurgical Processing Complexes

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  Our Ilo complex, located in southern Peru, includes the world's sixth largest copper smelter and eighth largest copper refinery, a precious metal refinery and a sulfuric acid plant. We are currently modernizing the Ilo smelter facility with Isasmelt technology to reduce emissions. This complex is part of our Peruvian operations segment.

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  Our La Caridad complex, located in northern Mexico, is a modern metallurgical facility that includes one of the world's largest copper smelters and one of the largest copper refineries, a precious metal refinery, a copper rod manufacturing plant and a sulfuric acid plant. This complex is part of our Mexican open-pit operations segment.

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  Our San Luis Potosí complex, located in central Mexico, includes an electrolytic zinc refinery, a copper smelter and a sulfuric acid plant. This complex is part of our Mexican open-pit operations segment.

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  Underground Mines and Related Processing Facilities

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    We own and operate five underground mines that produce various metals such as zinc, copper, silver and gold, all of which are located in Mexico. These underground mines are part of our IMMSA Unit segment.

        On April 1, 2005, we acquired Minera México from Americas Mining Corporation, or AMC, a subsidiary of Grupo México, S.A. de C.V., our controlling stockholder. On a stand-alone basis, Minera México, which owns the Cananea and La Caridad mines, among other assets, is the largest mining company in Mexico and the eleventh largest copper producer in the world. On April 1, 2005, we exchanged 67,207,640 newly issued shares of our common stock for the outstanding shares of Minera México, and Minera México became our 99%-owned subsidiary. Upon completion of the merger, Grupo México increased its indirect beneficial ownership of our capital stock from approximately 54.2% to approximately 75.1%. We now own 99.95% of Minera Mexico.

        For the year ended December 31, 2005, after giving effect to our acquisition of Minera México, we had net sales of U.S.$4,112.6 million and EBITDA of U.S.$2,335.2 million. Over the same period we produced 689,929 tons of copper, 14,803 tons of molybdenum, 18,495 million ounces of silver and 245,132 tons of zinc, approximately 59% of which was sold outside of Latin America. As of December 31, 2005, we had proven and probable reserves of approximately 57.7 million tons of copper.

Competitive Strengths

        Third largest copper reserves in the world.    We have an estimated 57.7 million tons of proven and probable copper reserves, the third largest copper reserves in the world and the second largest copper reserves of any publicly-traded company.

        Highly integrated copper production.    We are a highly integrated producer of copper which enables us to maintain high smelter utilization, achieve pricing premiums through value-added copper products and reduce our reliance on third parties for treatment and refinery services. For example, our Cananea and La Caridad mines provide a stable and secure source of copper concentrate for our La Caridad complex, our Cuajone and Toquepala mines supply our Ilo complex and our underground mines provide zinc and copper concentrate for our San Luis Potosí complex. Our integrated operations enable us to have significant economies of scale with reduced costs and earnings volatility.

        A portfolio of low-cost operations.    Our copper mines are well positioned from a cost perspective. In addition to our integrated operations, we believe we benefit from other advantages that contribute to making us a low-cost producer of copper and other metals. These advantages include the relatively high quality of our reserves and the proximity of many of our operations to each other.

        Diversified mix of operations.    We operate four copper mines, with no one mine contributing more than 29% of our total mine production during 2005. We also operate three metallurgical complexes. We believe this diversity of operations reduces the impact of a major mine failure or labor disruptions at any one operation. We offer a diverse product mix that includes molybdenum, a byproduct of our copper mining operations, as well as other byproduct metals, such as zinc and silver. We believe we are one of the world's largest producers of molybdenum. Further, our operations and reserves are balanced between Peru and Mexico, countries with a tradition of mining and well-established mining laws.

        Significant organic growth prospects that can be financed with internal funds.    We have identified a number of potential development projects that we believe can be implemented to increase our future production capacity without major investments. These development projects, which include several brownfield projects that together could increase our production capacity by an estimated 73,000 tons (or approximately 11% of our current capacity) of copper per year, can be financed by internally generated funds and can be implemented within two to three years. We also have identified other potential brownfield and greenfield projects at our properties in Peru and Mexico and are currently conducting exploration activities in Peru, Mexico and Chile.

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        Management team with a track record of success over our long operating history.    Our senior managers have an average of 20 years of experience with our Company or its predecessors. Our senior managers have successfully led the Company in varied economic conditions and have a track record of improving operating efficiency and reducing costs.

Business Strategies

        Our objective is to increase earnings and cash flow growth in varied market conditions. We seek to achieve this objective by focusing on the following strategies:

        Growing and expanding our operations.    We intend to further realize the potential of our existing operations by expanding our production capacity and reserves, as well as exploring and developing promising mineral deposits. We believe that our existing operations have significant growth potential that can be financed principally through internally generated cash flows. We also intend to supplement internal growth by selectively pursuing value-enhancing acquisition opportunities.

        Continuing our focus on copper.    We are primarily a copper producer, with approximately 66.6% of our 2005 revenues derived from copper production. We intend to continue to focus principally on the production of copper. Our earnings and cash flows are highly sensitive to movements in the price of copper, and as of March 31, 2006, we estimate that a U.S.$0.01 per pound change in the price of copper would create an approximately U.S.$8.5 million change in net earnings.

        Improving the cost position of our operations.    We are focused on improving our cost structure in order to maintain our profitability throughout the commodity price cycle and to generate cash flow to fund attractive investment opportunities. We seek to lower costs by (i) improving economies of scale through production expansions, (ii) investing selectively in new equipment and advanced production technologies, such as SX/EW, and (iii) fully utilizing our metallurgical facilities to capture processing margins and premiums.

        Maintaining a relatively conservative capital structure.    As of March 31, 2006, we had a cash balance of U.S.$775.6 million and total debt of U.S.$1,172.1 million, giving us a net debt position of U.S.$396.5 million and a ratio of net debt to net debt plus stockholders' equity of 11.1%. On January 27, 2006, we announced a quarterly dividend of U.S.$2.75 per share, which we paid on March 3, 2006. We intend to use substantially all the net proceeds of this offering for investment in various expansion and modernization projects, with the remainder, if any, to be used for general corporate purposes. We seek to maintain a relatively conservative level of financial leverage with the goal of enabling us to minimize our borrowing costs, to be opportunistic regarding growth projects and strategic investments and acquisitions and to reduce financial risks during market downturns.

Copper Market Conditions

        Copper is a fundamental material in the world's infrastructure. Copper has unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility, that have made it a superior material for use in the electrical energy, telecommunications, building construction, transportation and industrial machinery businesses. Wire and cable products, used principally as energy cable, building wire and magnet wire, account for as much as 71% of copper consumption. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications. The building and construction industry accounts for approximately 37% of worldwide copper usage. Worldwide copper sales in 2005 were estimated to be approximately U.S.$62.4 billion based on 2005 worldwide copper sales of 17.0 million tons and the average copper price per pound in 2005 of U.S.$1.67.

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        Historically, the price of copper has been both volatile and cyclical, a reflection of current and expected economic conditions and the supply of and demand for copper.

        During the 1980s and 1990s, copper prices averaged, on an annual basis, approximately U.S.$0.84 per pound and U.S.$1.01 per pound, respectively. The price of copper has increased considerably over the past few years since its 15-year low reached in November 2001, particularly since March 2003, when significant appreciation of the metal commenced. In 2005, the average copper price of U.S.$1.67 per pound was almost U.S.$0.37 higher than the previous year's average. We believe factors contributing to the current strength of copper prices include:

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  Reduced supply and low inventory levels. Reduction in new mine developments, declining grades at existing mines and discipline among existing producers in not expanding production, have all contributed to a current supply deficit. This has been aided by the significant restructuring and consolidation in the industry over the past few years. Current inventories of copper held by producers and commodity exchanges are at historically low levels. When copper inventories are low, higher copper prices generally result.

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  Increased demand, especially from China. Increases in worldwide industrial production as well as increased use of copper in developing countries, especially China, have led to recent increases in demand for copper. Excluding China, global market consumption of copper decreased by 0.5% in 2005. China's copper consumption, however, grew 10% in 2005, accounting for an approximate 1.5% increase in global market consumption of copper in 2005. Demand has also benefited from a recovery in the U.S. manufacturing sector. As producers' and commodities exchanges' inventories have decreased and industrial production and consumer confidence have increased, end users have increased their business inventories of copper as they have realized the need to have copper available, particularly on short notice.

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  Weakening U.S. dollar. There has been a strong inverse correlation over time between copper prices and U.S. dollar exchange rates. Approximately 92% of copper production occurs in regions where the local currency is not the U.S. dollar. Production economics for producers and the impact of raw materials costs on consumers in these regions change with movements in the exchange rate of the U.S. dollar against these regions' currencies. The current weakness of the U.S. dollar has had a significant upward impact on the price of copper in U.S. dollars.

        These factors, which are all interdependent and impact prices to varying degrees, are reflected in the current market price of copper. Changes to any one of these factors will impact prices in the future.

Corporate Information

        We were incorporated in Delaware in 1952. On October 11, 2005, we changed our name from Southern Peru Copper Corporation to Southern Copper Corporation. Our corporate offices in the United States are located at 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016. Our telephone number in Phoenix, Arizona is (602) 977-6595. Our corporate offices in Mexico are located in Mexico City and our corporate offices in Peru are located in Lima. Our website is www.southernperu.com. The information on our website is not part of this offering memorandum.

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RECENT DEVELOPMENTS

        The following are significant developments since December 31, 2005.

        Mining Accident.    On February 19, 2006, a gas explosion occurred at our Pasta de Conchos coal mine, located in the San Juan Sabinas municipality, in the state of Coahuila, Mexico. The explosion caused a cave-in at three of the main tunnels leading into the mine. Initially 11 of our miners were rescued, some with minor injuries and some unharmed. Regrettably, 65 of our miners remained trapped. Our crews, with assistance from the Mexican army, regional industry and support from the government of Coahuila, worked around the clock to reach and rescue our men. As work progressed, the build up of methane gas made it apparent that any chance of our men remaining alive was hopeless. On February 25, we redefined our efforts as a mission to recover the bodies of our deceased workers; this mission is still in process. The operations at Pasta de Conchos have been suspended and it is uncertain when such operations will resume. See note I to our Unaudited Condensed Consolidated Combined Financial Statements contained in our 2006 First Quarter Form 10-Q attached hereto as Annex C for additional information related to the mining accident.

        Dividends.    On January 27, 2006, we announced a quarterly dividend of U.S.$2.75 per share, which we paid on March 3, 2006, to our stockholders of record as of February 15, 2006. On April 26, we announced an additional dividend of U.S.$2.75 per share payable on June 2, 2006 to our shareholders of record as of May 16, 2006.

        Labor Issues and Work Stoppages.    Despite an agreement with the National Union of Mine, Metallurgical and Similar Workers of Mexico, workers at the La Caridad mine have illegally blocked the entrance to the mine and concentrator since March 24, 2006. On June 9, 2006, we closed our copper mine at La Caridad and its lime plant at Agua Prieta as a result of this continued blockage. The La Caridad mine is owned by our subsidiary Mexicana de Cobre, S.A. de C.V., which has commenced appropriate legal actions before Mexican federal authorities. We do not believe this dispute will be resolved in the near future. As a result, we intend to terminate our individual labor agreements and collective bargaining agreements in accordance with Mexican federal labor law. Workers at our San Martín and Taxco underground mines have staged several illegal work stoppages since March 1 and April 23, 2006, respectively, which caused us to cease operations in these underground mines and concentrators during these work stoppages. The San Martín mine resumed its operations as of May 16, 2006 and the Taxco mine resumed operations on April 25, 2006. Additionally, our zinc refinery in San Luis Potosí has not been operating since January 5, 2006 due to technical disruptions. Repair work is being conducted on the zinc refinery which has resumed partial operations on June 2, 2006 and is expected to be fully operation by the end of the third quarter 2006. The San Luis Potosí zinc refinery is owned by Minera México. See note I to our Unaudited Condensed Consolidated Combined Financial Statements contained in our 2006 First Quarter Form 10-Q attached hereto as Annex C for additional information related to labor issues and work stoppages.

        On June 1, 2006, workers at the Cananea mine declared a strike and on June 6, 2006, we declared force majeure on our June and July copper contracts. Despite an agreement with the National Union of Mine, Metallurgical and Similar Workers of Mexico, workers at the Cananea mine have illegally blocked the entrance to the facilities since June 14, 2006. The La Cananea mine is owned by our subsidiary Mexicana de Cananea, S.A. de C.V., which has commenced appropriate legal actions before Mexican federal and local authorities. We do not believe this dispute will be resolved in the near future.

        Strategic transactions.    From time to time, we consider various strategic transactions including potential acquisitions and divestitures. In addition, our controlling shareholder has informed us that from time to time it may consider strategic transactions that may include divestitures of all or a part of their interest in us. Any such transaction may result in an increase in our indebtedness or otherwise

5

impact the trading prices of our securities. No assurances can be given that any such transaction will occur or the timing thereof.

        Hedging activities.    We have entered into copper swap contracts covering a total of 462 million pounds of our copper production as of June 15, 2006 at prices ranging from $2.63 per pound through $3.96 per pound. These contracts are as follows:

Pounds (in millions)	Period	Copper Swap Price(1)
165.3	June 2006	$3.06(2)
121.5	July 2006	$3.33(2)
105.8	August 2006	$3.46(2)
52.9	September 2006	$3.49(2)
11.0	October 2006	$3.53(2)
5.5	November 2006	$3.52(2)

(1)
SCC will receive (pay) if the actual average COMEX copper price for period is under (over) swap price on quantity hedged.

(2)
The copper swap price is the per pound weighted average for the month. Prices for June 2006 range from $2.63 to $3.96 prices for July 2006 range from $2.95 to $3.92, prices for August 2006 range from $3.03 to $3.90, prices for September 2006 range from $3.22 to $3.83, prices for October 2006 range from $3.52 to $3.54 and prices for November 2006 are $3.52.

        Transactions under this copper price protection program are not accounted for as hedges under SFAS No. 133 and are adjusted to fair market value based on the copper price as of the last day of the respective reporting period with the gain or loss recorded in total net sales. The actual impact of this protection program on our second and third quarter copper production can not be fully determined until the maturity of each copper swap contract with final adjustments based on the average annual copper price. Based on current copper market prices as of June 16, 2006, we estimate unrealized losses after taxes of approximately U.S.$107.3 million associated with our second and third quarter copper production. As a result of this copper price protection program, we decided to change our accounting policy to recognize the fair market value of these financial instruments against our net sales. We believe that this income statement classification reflects better the intention of this copper price protection program. Before the second quarter of 2006, the fair market value of our derivative instruments was accounted for in a separate non-operating income statement line item.

        First Quarter Results.    On April 26, 2006, we announced our unaudited results for the three months ended March 31, 2006. The following summarizes certain information regarding our first quarter results. For a more complete discussion, see our 2006 First Quarter Form 10-Q attached hereto as Annex C.

        The following tables set forth unaudited selected financial and operating information for the three months ended March 31, 2006 and 2005.

6

Selected Financial and Operating Information

	For the three months ended March 31,
	2006	2005	Variation	%
	(in millions, except per share amounts and %s)
Copper sold—pounds	334.0	360.3	(26.3)	(7.3)%
Net Sales	$1,121.3	$946.1	$175.2	18.5%
Cost of Sales (exclusive of depreciation, amortization and depletion)	406.9	389.6	17.3	4.4%
Operating Income	632.7	471.6	161.1	34.2%
EBITDA(1)	684.8	524.4	160.4	30.6%
EBITDA Margin	61.1%	55.4%	5.7%	10.3%
Net earnings	$421.6	$298.4	$123.2	41.3%
Earnings per share	2.86	2.03	0.83	40.9%
Capital expenditures	143.1	75.3	67.8	90.0%

(1)
For an explanation of EBITDA, see footnote 2 to the Other Financial Information table on page 16. A reconciliation of net earnings computed in accordance with GAAP to EBITDA is presented below:

	For the three months ended March 31,
	2006	2005
	(in millions)
Net earnings	$421.6	$298.4
Add:
Minority interest	1.7	1.4
Income taxes	199.9	146.1
Interest expense	22.9	27.0
Depreciation, amortization and depletion	53.1	61.0
Less:
Interest income	(9.3)	(5.5)
Interest capitalized	(5.1)	(4.0)
EBITDA	$684.8	$524.4

Other Information

	For the three months ended March 31,
	2006	2005	Variation	%
	(in millions, except per share amounts and %s)
Total debt at end of period	$1,172.1	$1,211.2	$(39.1)	(3.2)%
Total debt to capitalization ratio	27.0%	28.6%	(1.6)%	(2.7)%
Total cash and marketable securities at end of period	$775.6	$809.3	$(33.7)	(4.2)%
Net Debt (debt minus cash)	396.5	401.9	(5.4)	(1.3)%
Production data:
Copper mind (lbs)	354.0	356.6	(2.6)	(0.7)%
Molybdenum mined (lbs)	7.6	8.9	(1.3)	(14.6)%
Silver mined (oz)	4.2	4.5	(0.3)	(6.7)%
Zinc mined (lbs)	76.3	76.5	(0.2)	(0.3)%

        Our net sales for the three months ended March 31, 2006 were $1,121.3 million compared with $946.1 million for the three months ended March 31, 2005, an increase of 18.5%. This increase was the

7

result of higher sales prices for copper, silver and zinc, offset by a decrease in the sales price for molybdenum and lower production volumes.

        The average price for copper for the three months ended March 31, 2006 on the London Metal Exchange (LME) and the New York Commodity Exchange (COMEX) was U.S.$2.24 and U.S.$2.25 per pound, respectively, compared with an average of U.S.$1.48 and U.S.$1.47 per pound in the three months ended March 31, 2005. Approximately 60% of our first quarter 2006 copper sales were priced based on COMEX and the balance on the LME. The average Metals Week Dealer oxide price for molybdenum, our principal by-product, was $22.25 per pound in the three months ended March 31, 2006, compared with U.S.$30.43 per pound in the three months ended March 31, 2005. The average price for zinc on the LME in the three months ended March 31, 2006 was U.S.$1.02 per pound compared with U.S.$0.60 per pound in the three months ended March 31, 2005. The average price for silver on COMEX was U.S.$9.70 per ounce in the three months ended March 31, 2006, compared with U.S.$6.99 per ounce in the three months ended March 31, 2005.

        Mine copper production amounted to 354.0 million pounds in the first quarter of 2006, a decrease of 0.7% compared with the three months ended March 31, 2005. This decrease of 2.6 million pounds included a decrease of 8.6 million pounds from the Mexican open pit operations and a decrease of 2.2 million pounds from the Mexican underground mines which was offset by an increase of 8.2 million pounds from the Peruvian open pit mines.

        The decrease of 8.6 million pounds in the production from the Mexican open pit mines was due to a decrease in ore milled, as a result of an illegal work stoppage at the La Caridad mine, lower ore grade and recoveries and a decrease in SX-EW production due to lower quantities of PLS treated. The decrease of 2.2 million pounds in the Mexican underground mines was due to an illegal work stoppage in the San Martín mine which resulted in no production in March. The increase of 8.2 million pounds from the Peruvian open pit mines was the result of higher ore grades and recoveries in both the Cuajone and Toquepala mines, net of a decrease in SX/EW copper production due to lower PLS grade.

        Molybdenum production amounted to 7.6 million pounds in the three months ended March 31, 2006, a decrease of 14.6% compared with the three months ended March 31, 2005. This decrease of 1.3 million pounds was the result of a decrease of 0.8 million pounds in the Peruvian production, due to lower ore grades at the Toquepala and Cuajone units and a decrease of 0.4 million pounds in the La Caridad mine.

        Mine zinc production amounted to 76.3 million pounds in the three months ended March 31, 2006, a slight decrease from the three months ended March 31, 2005. In January 2006 an electrical fire at a power sub-station of our San Luis Potosí zinc refinery shut down operations. We expect to restore 50% of the production in the second quarter of 2006 and the remaining 50% by the end of the third quarter. In the interim we are selling zinc concentrates. Due to a current shortage of zinc concentrates in the market we have been able to receive favorable terms on these sales.

        Our cost of sales for the three months ended March 31, 2006 was U.S.$406.9 million compared with $389.6 million for the three months ended March 31, 2005, an increase of 4.4%. This increase was principally the result of higher fuel and power cost, which increased U.S.$14.9 million during this period and an increase of U.S.$5.4 million in our selling, general and administrative expenses, as well as a U.S.$1.4 million increase in mining royalties.

        Our operating income for the three months ended March 31, 2006 was U.S.$632.7 million compared with U.S.$471.6 million for the three months ended March 31, 2005, an increase of 34.2%, due to the increase in our net sales.

        Our net earnings for the three months ended March 31, 2006 were U.S.$421.6 million, or earnings per share of U.S.$2.86, compared with U.S.$298.4 million, or earnings per share of U.S.$2.03, for the three months ended March 31, 2005, an increase of 41.3%.

8

        On January 1, 2006 we adopted the EITF consensus 04-06 "Accounting for Stripping Costs Incurred During Production in the Mining Industry" which states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (extracted) during the period that the stripping costs are incurred. In connection with the adoption of this accounting principle, effective January 1, 2006, we reversed U.S.$289.4 million of net cumulative capitalized stripping cost as of December 31, 2005 and recorded a net charge of U.S.$181.3 million to retained earnings after recognition of workers' participation and tax benefit of U.S.$108.1 million.

        These developments and others could have a material adverse effect on our business, financial condition and results of operations, you should carefully consider these developments and other risk factors as set forth in the Section entitled "Item 1A. Risk Factors" in our 2005 Form 10K/A and "Part I Item 1a. Risk Factors" in our 2006 Form 10-Q each included as an annex to this prospectus.

9

THE OFFERING

Terms of the Exchange Offer

        We sometimes refer to the U.S.$400 million aggregate principal amount of 7.500% Notes due 2035, issued May 9, 2006, as the old notes. We sometimes refer to the U.S.$400 million aggregate principal amount of 7.500% Notes due 2035, to be issued as part of the proposed exchange offer, as the new notes. We refer to the new notes together with the old notes as the notes. As part of the offering of the old notes, we entered into a registration rights agreement in which we agreed to complete an exchange offer for the old notes. Below is a summary of the exchange offer.

New Notes	Up to U.S.$400 million aggregate principal amount of 7.500% Notes due 2035. The terms of these new notes and the old notes are substantially identical in all respects, except that, because the offer of the new notes will have been registered under the Securities Act of 1933, or the Securities Act, the new notes will not be subject to transfer restrictions, registration rights or the related provisions for increased interest if we default under the related registration rights agreement. The new notes are expected to be fungible with our outstanding 7.500% Notes due 2035 which have been registered under the Securities Act.
The Exchange Offer
We are offering to exchange up to U.S.$400 million aggregate principal amount of new notes for a like aggregate principal amount of old notes. Old notes may be tendered only in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. All old notes that are validly tendered and not withdrawn will be exchanged. We will issue new notes promptly after the expiration of the exchange offer.

In connection with the private placement of the old notes on May 9, 2006, we entered into a registration rights agreement, which grants holders of the old notes certain exchange and registration rights. This exchange offer is intended to satisfy our obligations under this registration rights agreement.

If the exchange offer is not completed within the time period specified in the registration rights agreement, we will be required to pay additional interest on the old notes covered by the registration rights agreement for which the specified time period was exceeded.
Resale of New Notes
Based on existing interpretations by the staff of the SEC set forth in interpretive letters issued to parties unrelated to us, we believe that the new notes may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:
• you are acquiring the new notes in the exchange offer in the ordinary course of business;

10

•
you are not participating, do not intend to participate, and have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and
• you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

If any of the statements above are not true and you transfer any new notes without delivering a prospectus that meets the requirements of the Securities Act or without an exemption from registration of your new notes from those requirements, you may incur liability under the Securities Act. We will not assume or indemnify you against that liability.

Each broker-dealer that receives new notes for its own account in exchange for old notes that were acquired by such broker-dealer as a result of market-making or other trading activities may be a statutory underwriter and must acknowledge that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale or transfer of the new notes. A broker-dealer may use this prospectus for an offer to resell, resale or other transfer of the new notes. See "Plan of Distribution."

The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.
Consequences of Failure to Exchange	If you do not exchange your old notes for new notes, you will not be able to offer, Old Notes for New Notes sell or otherwise transfer your old notes except:
• in compliance with the registration requirements of the Securities Act and any other applicable securities laws;
• pursuant to an exemption from the securities laws; or
• in a transaction not subject to the securities laws.

Old notes that remain outstanding after the exchange offer is completed will continue to bear a legend reflecting these restrictions on transfer. In addition, when the exchange offer is completed, you will not be entitled to any rights to have resales of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after the exchange offer is completed.
Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on , 2006, unless we extend it. We do not currently intend to extend the exchange offer.

11

Interest on the New Notes
Interest on the new notes issued in exchange for old notes will accrue at their respective stated rates from the date of the last periodic payment of interest on the old notes or, if no interest has been paid, from May 9, 2006. No additional interest will be paid on old notes tendered and accepted for exchange.
Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, including that:
• the exchange offer does not violate applicable law or any applicable interpretation of the SEC staff;
• the old notes are validly tendered in accordance with the terms of the exchange offer;
• no action or proceeding would impair our ability to proceed with the exchange offer; and
• any governmental approval that we believe, in our sole discretion, is necessary for the consummation of the exchange offer, as outlined in this prospectus, has been obtained.
The exchange offer is not conditioned upon any minimum principal amount of old notes being tendered for exchange. See "The Exchange Offer—Conditions."
Procedures for Tendering the Old Notes
If you wish to accept the exchange offer, you must follow the procedures for book-entry transfer described in this prospectus, whereby you will agree to be bound by the letter of transmittal and we may enforce the letter of transmittal against you. Questions regarding the tender of old notes or the exchange offer generally should be directed to the exchange agent at one of its addresses specified in "The Exchange Offer—Exchange Agent." See "The Exchange Offer—Procedures for Tendering" and "The Exchange Offer—Guaranteed Delivery Procedures." Letters of transmittal and any other documents required by the letter of transmittal should be sent to the exchange agent and not to us.
Guaranteed Delivery Procedures
If you wish to tender your old notes and the procedure for book entry transfer cannot be completed on a timely basis, you may tender your old notes according to the guaranteed delivery procedures described under the heading "The Exchange Offer—Guaranteed Delivery Procedures."
Acceptance of Old Notes and Delivery of New Notes
We will accept for exchange any and all old notes that are properly tendered in the exchange offer before 5:00 p.m., New York City time, on the expiration date, as long as all of the terms and conditions of the exchange offer are met. We will deliver the new notes promptly following the expiration date.

12

Withdrawal Rights
You may withdraw the tender of your old notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written notice of withdrawal to the exchange agent at one of its addresses specified in "The Exchange Offer—Exchange Agent" before 5:00 p.m., New York City time, on the expiration date. See "The Exchange Offer—Withdrawal of Tenders."
Taxation
We believe that the exchange of old notes for new notes should not be a taxable transaction for U.S. federal income tax purposes. For a discussion of certain other U.S., Mexican and Peruvian federal tax considerations relating to the exchange of the old notes for new notes and the purchase, ownership and disposition of new notes, see "Summary of Certain Tax Considerations."
Exchange Agent	The Bank of New York is the exchange agent. The address, telephone number and facsimile number of the exchange agent are set forth in "The Exchange Offer—Exchange Agent".
Use of Proceeds
We will not receive any proceeds from the issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuances of the old notes.

13

Terms of the New Notes

        The new notes will be issued under the same indenture under which the old notes were issued and, as a holder of new notes, you will be entitled to the same rights under the indenture that you had as a holder of old notes. The old notes and the new notes will be treated as a single series of debt securities under the indenture.

Issuer	Southern Copper Corporation.
Notes Offered
Up to U.S.$400 million aggregate principal amount of 7.500% Notes due 2035, which have been registered under the Securities Act. The new notes are expected to be fungible with our outstanding 7.500% Notes due 2035 which have been registered under the Securities Act.
Interest Rate	The interest on the notes is 7.500% per annum starting from January 27, 2006.
Interest Payment Dates	Interest on the notes is payable on January 27 and July 27 of each year, beginning on July 27, 2006.
Maturity	The notes will mature on July 27, 2035.
Ranking
The notes will constitute SCC's senior unsecured obligations and will rank pari passu in priority of payment with all of SCC's other present and future unsecured and unsubordinated indebtedness. The notes will not be guaranteed by any of our subsidiaries and as a result will be structurally subordinated to all existing and future indebtedness and other obligations of our subsidiaries, including trade payables. See "Description of the Notes—General."
Optional Redemption
We may, at our option, at any time, redeem some or all of the notes by paying a make-whole premium plus accrued and unpaid interest, if any, to the date of such redemption. See "Description of the Notes — Optional Redemption."
Use of Proceeds
We will not receive any proceeds from the issuance of the new notes. We are making the exchange offer solely to satisfy our obligations under the registration rights agreement. See "Use of Proceeds" for a description of our use of the net proceeds received in connection with the issuances of the old notes.
Certain Covenants
The indenture relating to the notes contains certain covenants, including limitations on liens, limitations on sale and leaseback transactions, rights of the holders of the notes upon the occurrence of a change of control triggering event, limitations on subsidiary indebtedness and limitations on consolidations, mergers, sales or conveyances. All of these limitations and restrictions are subject to a number of significant exceptions, and some of these covenants will cease to be applicable before the notes mature if the notes attain an investment grade rating. See "Description of the Notes—Covenants."

14

Events of Default
For a discussion of certain events of default that will permit acceleration of the principal of the notes plus accrued interest, and any other amounts due in respect of the notes, see "Description of the Notes—Events of Default."
Further Issuances
We may from time to time, without notice to or consent of the holders of the notes, create and issue an unlimited principal amount of additional notes of the same series as the notes offered pursuant to this prospectus.
Book Entry; Form and Denominations
The notes will be issued in the form of one or more global notes without coupons, registered in the name of a nominee of The Depository Trust Company, or DTC, as depositary, for the accounts of its participants including Clearstream Banking, société anonyme ("Clearstream") and Euroclear Bank S.A./N.V. ("Euroclear"). Notes in definitive certificated form will not be issued in exchange for the global notes except under limited circumstances. The notes will be issued in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. See "Description of the Notes—Form, Denomination and Title."
Listing	We have applied to list the notes on the EuroMTF section of the Luxembourg Stock Exchange.

Directive 2004/109/EC of the European Parliament and Council, dated December 15, 2004, on the harmonization of transparency requirements for information about issuers whose securities are admitted to trading on an European Union regulated market amended Directive 2001/34/EC (the "Transparency Directive") and became effective on January 20, 2005. It requires member states, including Luxembourg, to take measures necessary to comply with the Transparency Directive by January 20, 2007. If, as a result of the Transparency Directive or any legislation implementing the Transparency Directive, we could be required to publish financial information either more regularly than we otherwise would be required to or according to accounting principles which are materially different from the accounting principles which we would otherwise use to prepare our published financial information, we may delist the notes from the Luxembourg Stock Exchange in accordance with the rules of such exchange and seek an alternative admission to listing, trading and/or quotation for the notes on a different section of the Luxembourg Stock Exchange or by such other listing authority, stock exchange and/or quotation system inside or outside the European Union as we may decide.
Risk Factors	Participating in the exchange offer and investing in the notes involves certain risks. See "Risk Factors."

15

Governing Law	State of New York
Trustee, Registrar and Paying Agent	The Bank of New York
Luxembourg Paying Agent and Transfer Agent	The Bank of New York (Luxembourg) S.A.
Luxembourg Listing Agent	The Bank of New York

16

SELECTED COMBINED FINANCIAL INFORMATION

        The following tables present our selected combined financial information and other data for the periods indicated. These tables should be read in conjunction with the Audited Consolidated Combined Financial Statements and the notes thereto included in our 2005 Form 10-K/A and the Unaudited Condensed Consolidated Combined Financial Statements and the notes thereto included in our 2006 First Quarter Form 10-Q, and are qualified in their entirety by the information contained therein. Our Audited Consolidated Combined Financial Statements and the financial information in the tables below reflect our acquisition of Minera México, completed April 1, 2005, as a combination of businesses under common control, on a historical basis in a manner similar to a pooling of interests, reflecting the financial condition and results of operations for SCC and Minera México on a combined basis. See "Presentation of Financial and Other information—Financial Information."

						For the three months ended March 31,
	Year Ended December 31,
Statement of Earnings Data
	2001(1)	2002	2003	2004	2005	2006	2005
	(dollars in thousands, except per share data)
Net sales	$1,560,028	$1,388,421	$1,576,641	$3,096,697	$4,112,629	$1,121,291	$946,075
Operating costs and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion)	1,232,764	961,201	992,383	1,334,330	1,635,393	406,944	389,570
Selling, general and administrative	70,174	69,351	63,597	71,778	81,132	24,016	18,598
Depreciation, amortization and depletion	165,901	157,608	177,058	192,586	277,248	53,103	60,967
Exploration	15,939	13,345	17,869	15,610	24,356	4,573	5,347

Total operating costs and expenses	1,484,778	1,201,505	1,250,907	1,614,304	2,018,129	488,636	474,482

Operating income	75,250	186,916	325,734	1,482,393	2,094,500	632,655	471,593
Interest expense	171,242	128,747	117,009	106,491	108,874	(22,907)	(26,998)
Interest capitalized	(9,600)	(8,220)	(5,563)	(10,681)	(22,509)	5,095	3,991
Interest income	(23,194)	(4,097)	(5,198)	(8,348)	(30,765)	9,305	5,452
(Gain) loss on derivative instruments	—	—	—	1,413	22,262	—	(7,276)
(Gain) loss on debt prepayments	2,159	12,400	5,844	16,500	10,559	—	(1,690)
Gain on disposal of properties	—	—	—	(53,542)	—	—	—
Other expense (income)	435	(7,202)	4,174	9,689	3,712	(978)	835

Earnings (loss) before income taxes, minority interest and cumulative effect of change in accounting principle	(65,792)	65,288	209,468	1,420,871	2,002,367	623,170	445,907
Net earnings (loss)	(109,914)	144,929	83,536	982,386	1,400,148	$421,575	$298,361
Earnings (loss) per share	$(0.75)	$0.98	$0.57	$6.67	$9.51	—	—
Weighted average shares outstanding basic (in thousands)	147,210	147,213	147,220	147,224	147,228	147,228	147,226
Weighted average shares outstanding diluted (in thousands)	147,212	147,217	147,225	147,224	147,228	147,228	147,226

(1)
Financial information as of and for the year ended December 31, 2001 is unaudited.

17

						As of March 31,
	As of December 31,
Combined Balance Sheet Data
	2001(1)	2002	2003	2004	2005	2006
	(dollars in thousands)
Assets
Current assets:
Cash and cash equivalents	$260,499	$175,071	$351,610	$710,707	$876,003	$775,627
Cash retained in collateral accounts	—	88,048	—	—	—	—
Marketable securities	—	—	—	45,267	—	—
Accounts receivable:
Trade	164,530	117,125	169,279	425,790	342,412	325,224
Affiliates	—	7,221	6,968	15,353	9,099	5,234
Other	42,133	69,169	20,163	33,081	34,949	29,332
Inventories	357,844	324,453	306,913	352,377	395,845	436,148
Deferred income tax—current portion	—	—	—	—	5,248	4,292
Other current assets, net	34,906	16,355	51,159	52,966	50,798	63,252

Total current assets	859,912	797,442	906,092	1,635,541	1,714,354	1,639,109
Property, net	2,977,851	3,136,837	3,040,700	3,068,486	3,326,126	3,414,357
Capitalized mine stripping costs, net	182,070	255,449	291,490	318,116	289,369	—
Leachable material, net	46,677	77,504	100,014	134,621	210,118	199,612
Intangible assets, net	381,180	129,059	126,049	123,496	120,861	120,157
Other assets, net	32,892	22,739	26,683	38,933	26,746	42,369

Total assets	$4,480,582	$4,419,030	$4,491,028	$5,319,193	$5,687,574	$5,415,604

Liabilities
Current liabilities:
Current portion of long-term debt	$1,441,213	$—	$115,307	$152,314	$10,000	$10,000
Trade accounts payable	129,289	198,891	99,735	142,362	284,977	210,180
Income taxes	36,104	54,841	58,704	293,295	275,763	322,875
Other current liabilities	272,409	232,225	208,824	373,947	224,892	252,666

Total current liabilities	1,879,015	485,957	482,570	961,918	795,632	795,721
Due to affiliates — Grupo México	56,216	52,468	52,468	—	—	7,378
Long-term debt	273,121	1,621,231	1,555,924	1,177,974	1,162,065	1,162,125
Deferred income taxes	383,800	246,020	185,866	243,600	259,089	181,267
Other liabilities	41,112	46,862	103,790	105,179	120,795	90,317
Asset retirement obligation	—	—	5,267	5,643	11,221	11,461

Total non-current liabilities	754,249	1,966,581	1,903,315	1,532,396	1,553,170	1,445,130
Minority interest	95,459	85,040	82,398	11,284	12,695	11,576
Stockholders' equity	1,751,859	1,881,452	2,022,745	2,813,595	3,326,077	3,163,187

Total liabilities, minority interest and stockholders' equity	$4,480,582	$4,419,030	$4,491,028	$5,319,193	$5,687,574	$5,415,604

(1)
Financial information as of and for the year ended December 31, 2001 is unaudited.

18

	Year Ended December 31,
Other Financial Information
	2001(1)	2002	2003	2004	2005
	(dollars in thousands, except per share data)
EBITDA(2)	$238,558	$339,326	$492,774	$1,700,919	$2,335,215
Capitalized mine stripping and leachable material	107,861	91,954	79,704	92,797	116,409
Capital expenditure excluding capitalized mine stripping cost and leachable materials	180,921	85,380	64,880	228,299	470,636
Cash dividends paid per share(3)	$0.19	$0.19	$0.31	$1.30	$5.80
	Year Ended December 31,
Financial Ratios
	2001(1)	2002		2003		2004		2005
	(dollars in thousands, except per share data)
Gross margin(4)	10.3%	19.4%		25.8%		50.7%		53.5%
Operating income margin(5)	4.8	13.5		20.7		47.9		50.9
Net margin(6)	(7.0)	10.4		5.3		31.7		34.0
Net debt(9)/total capitalization(7)	45.4%	43.4%		39.5%		17.0%		8.2%
Ratio of Earnings to Fixed Charges(8)	—	1.5	x	2.7	x	12.6	x	17.8	x

(1)
Financial information as of and for the year ended December 31, 2001 is unaudited.

(2)
EBITDA is net earnings; plus cumulative effect of change in accounting principle, minority interest, income taxes, interest expense and depreciation, amortization and depletion; minus interest income and interest capitalized. EBITDA is used as a measure of performance by our management and is not a measure of performance under generally accepted accounting principles, or GAAP. We present EBITDA because we believe it provides management and investors with useful information by which to measure our performance. EBITDA should not be construed as an alternative to (a) net earnings as an indicator of our operating performance or (b) cash flow from our operating activities as a measure of liquidity. EBITDA also does not represent funds available for dividends, reinvestment or other discretionary uses. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to similarly titled measures presented by other companies.

  A reconciliation between EBITDA and net earnings for each of the periods presented in the table is presented below:

	As of December 31,
EBITDA Reconciliation
	2001	2002	2003	2004	2005
	(dollars in thousands)
Net earning (loss)	$(109,914)	$144,929	$83,536	$982,386	$1,400,148
Cumulative effect of change in accounting principle	—	—	1,541	—	—
Minority interest	(2,819)	8,855	4,262	4,727	12,475
Income taxes	46,942	(88,496)	120,129	433,758	589,744
Interest expenses	171,242	128,747	117,009	106,491	108,874
Interest capitalized	(9,600)	(8,220)	(5,563)	(10,681)	(22,509)
Interest Income	(23,194)	(4,097)	(5,198)	(8,348)	(30,765)
Depreciation, amortization and depletion	165,901	157,608	177,058	192,586	277,248
EBITDA	238,558	339,326	492,774	1,700,919	2,335,215

19

(3)
On a historical basis, without giving effect to the acquisition of Minera México, SCC's cash dividends paid per share were U.S.$0.36, U.S.$0.36, U.S.$0.57 and U.S.$2.39 for the years ended December 31, 2001, 2002, 2003 and 2004, respectively.

(4)
Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(5)
Represents operating income divided by sales as a percentage.

(6)
Represents net earnings divided by sales as a percentage.

(7)
Represents net debt divided by net debt plus stockholders' equity.

(8)
Represents earnings divided by fixed charges. Earnings are defined as earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges are defined as the sum of interest expensed and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness. For the year 2001, the company would have had to have generated additional earnings of U.S.$75,392,000 to achieve a ratio of earnings to fixed charges of 1:1.

(9)
Net debt is defined as total debt minus cash balance. Since December 31, 2005, the most significant decrease to our cash balance was the payment of a U.S.$404.9 million dividend.

20

SUMMARY OPERATING DATA

        The following table sets out certain operating data for each of the periods indicated.

	Year Ended December 31,
Mining Production
	2001	2002	2003	2004	2005
Contained copper in concentrate (tons)	533,616	491,828	547,172	603,907	574,976
Electrowon copper metal (tons)	114,989	122,190	118,744	114,100	114,953
Total copper (tons)	648,605	614,018	665,916	718,007	689,929
Contained molybdenum in concentrate (tons)	13,869	11,747	12,521	14,373	14,803
Contained zinc in concentrate (tons)	149,252	135,442	128,760	133,778	143,609
	Year Ended December 31,
Net Metal Sales(1)
	2001	2002	2003	2004	2005
Net copper sold (tons)	721,412	645,107	660,485	709,668	698,553
Net molybdenum sold (tons)	13,890	11,695	12,498	14,350	14,585
Net zinc sold (tons)	141,913	126,499	122,217	120,922	133,420
Net silver sold (ounces)	24,924,443	20,371,448	19,498,041	20,212,366	19,755,762
	Year Ended December 31,
Average Market Prices
	2001	2002	2003	2004	2005
Copper price (U.S.$ per pound)	$0.72	$0.71	$0.81	$1.30	$1.67
Molybdenum price (U.S.$ per pound)	2.31	3.59	5.21	15.95	31.05
Zinc price (U.S.$ per pound)	0.40	0.35	0.38	0.48	0.63
Silver price (U.S.$ per ounce)	$4.36	$4.60	$4.89	$6.68	7.32
	Year Ended December 31,
Operating Cash Costs(2)
	2001	2002	2003	2004	2005
Cash cost per pound of copper produced	$0.52	$0.43	$0.44	$0.18	$0.03
Cash cost per pound of copper produced (without byproduct revenue)	$0.81	$0.74	$0.74	$0.85	$1.00

(1)
Includes finished metal (including blister, cathode and rod) sales and payable metal in concentrate sales to third parties, less payable metal in third-party concentrate purchases. "Payable metal" refers to the content of metal contained in concentrates that is actually valued and paid for.

(2)
Operating cash costs per pound of copper produced is an overall benchmark we use and a common industry metric to measure performance. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented in our 2005 Form 10-K/A and our 2006 First Quarter Form 10-Q. See "Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk—Non-GAAP Information Reconciliation" in our 2005 Form 10-K/A and "Item 2—Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Information Reconciliation" in our 2006 First Quarter Form 10-Q. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus administrative charges, treatment and refining charges, third party copper purchases; less byproduct revenue, depreciation, amortization and depletion, workers' participation and inventory change. Operating cash costs also exclude the portion of our mine stripping costs that we capitalize.

21

SUMMARY RESERVES DATA

        The table below details our copper and molybdenum reserves as estimated at December 31, 2005. Pursuant to SEC guidance, the reserves information in this offering memorandum is calculated using average metals prices over the most recent three years, unless otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platts Metals Week. Unless otherwise stated, reserves estimates in this offering memorandum use U.S.$1.261 per pound for copper and U.S.$17.817 per pound for molybdenum, both current average prices as of December 31, 2005. The current average prices for copper and molybdenum were U.S.$0.939 and U.S.$8.425, respectively, as of December 31, 2004 and U.S.$0.751 and U.S.$3.81, respectively, as of December 31, 2003. For a further discussion of how we calculate our reserves, see "Presentation of Financial and Other Information—Reserves Information."

	Cuajone Mine(1)	Toquepala Mine(1)	Cananea Mine(1)	La Caridad Mine(1)	Total Open-Pit Mines	Immsa(2)
Mineral Reserves
Metal prices:
Copper (U.S.$/lb.)	$1.261	$1.261	$1.261	$1.261	$1.261	$1.261
Molybdenum (U.S.$/lb.)	$17.817	$17.817	$17.817	$17.817	$17,817	$17.871
Cut-off grade	0.30%	0.30%	0.25%	0.20%	0.26%	—
Sulfide ore reserves (thousands of tons)	1,935.407	2,174,479	3,759,426	1,562,184	9,431,496	41,644
Average grade:
Copper	0.561%	0.580%	0.494%	0.315%	0.498%	0.51%
Molybdenum	0.019%	0.032%	—	0.028%	0.026%	—
Leachable material (thousands of tons)	11,604	2,777,807	1,499,915	1,489,303	5,778,629	—
Leachable material grade	0.568%	0.172%	0.226%	0.157%	0.183%	—
Waste (thousands of tons)	5,022,010	7,364,671	3,979,732	540,455	16,906,868	—
Total material (thousands of tons)	6,969,021	12,316,957	9,239,073	3,591,942	32,116,993	—
Stripping ratio	2.60	4.66	1.46	1.30	2.41	—
Leachable material
Reserves in stock (thousands of tons)	23,982	807,154	605,711	467,789	1,904,636	—
Average copper grade	0.463%	0.136%	0.139%	0.252%	0.170%	—
In-pit reserves (thousands of tons)	11,604	2,777,807	1,499,915	1,489,303	5,778,629	—
Average copper grade	0.568%	0.172%	0.226%	0.157%	0.183%	—
Total leachable reserves (thousands of tons)	35,586	3,584,961	2,105,626	1,957,092	7,683,265	—
Average copper grade	0.497%	0.164%	0.201%	0.180%	0.180%	—
Copper contained in ore reserves (thousands of tons)(3)	10,924	17,390	21,961	7,259	57,534	212

(1)
The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.7%, 87.0%, 81.0% and 82.59%, respectively, obtained by using recovery formulas according to the different milling capacities and geo-metallurgical zones.

(2)
The Immsa Unit includes the Charcas, Santa Bárbara, San Martín, Santa Eulalia and Taxco mines.

(3)
Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

22

RISK FACTORS

Risks Related to the Notes and the Exchange Offer

We are the sole obligor under the notes. None of ours subsidiaries will guarantee our obligations under the notes and they do not have any other obligations with respect to the notes. The notes will be effectively subordinated to our existing and future secured indebtedness to the extent of the value of the assets securing that indebtedness and structurally subordinated to all indebtedness and other obligations of our subsidiaries.

        The notes are unsecured and are effectively subordinated to all of our existing and future senior secured indebtedness to the extent of the value of the collateral securing such indebtedness. The indenture in certain cases permits us to pledge assets without also securing the notes.

        We derive a substantial portion of its revenue and cash flow from its subsidiaries. None of SCC's subsidiaries will guarantee these notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due under the notes, or to make any funds available therefore, whether by dividend, distribution, loan or other payments, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries' assets will be structurally subordinated to the claims of any subsidiary's creditors, including trade creditors or holders of debt of those subsidiaries. As a result, the notes are structurally subordinated to the prior payment of all of the debts (including trade payables) of our subsidiaries. As of May 31, 2006, after giving effect to repurchases of our Minera México subsidiary's Yankee bonds, the indebtedness of our subsidiaries that is structurally senior to the notes was U.S.$281.8 million. In addition, the limitations on the incurrence of subsidiary indebtedness provided for in the indenture are subject to significant exceptions and will cease to be applicable entirely if the notes attain an investment grade rating. Any future subsidiary debt or obligation, whether or not secured, will have priority over the notes.

The absence of a public market for the notes may affect the ability of bondholders to sell the notes in the future and may affect the price they would receive if such sale were to occur.

        Application has been made for the notes to be admitted to listing on the EuroMTF section of the Luxembourg Stock Exchange. The new notes will constitute a new issue of securities for which, prior to the exchange offer, there has been no established trading market, and the new notes may not be widely distributed. The initial purchasers of the old notes are not obligated to make a market in the notes. Accordingly, we cannot assure you as to the development or liquidity of any market for the new notes. If a market for any of the new notes does not develop, purchasers may be unable to resell such new notes for an extended period of time, if at all.

        The liquidity of and trading market for the new notes also may be adversely affected by a general decline in the market for similar securities. Such a decline may adversely affect our liquidity and trading markets independent of our prospects of financial performance.

Failure to tender the old notes in the exchange offer may affect their marketability.

        If the old notes are tendered for exchange and accepted in the exchange offer, the trading market, if any, for the untendered and tendered but not accepted old notes will be adversely affected. The initial purchasers of the old notes are not obligated to make a market in the trading market for the old notes following the exchange offer. In addition, such market-making activity may be limited during the pendency of the exchange offer. Your failure to participate in the exchange offer will substantially limit, and may effectively eliminate, opportunities to sell your old notes in the future.

        We issued the old notes in a private placement exempt from the registration requirements of the Securities Act. Accordingly, you may not offer, sell or otherwise transfer your old notes except in compliance with the registration requirements of the Securities Act and any other applicable securities

23

laws, or pursuant to an exemption from the securities laws, or in a transaction not subject to the securities laws. If you do not exchange your old notes for new notes in the exchange offer, your old notes will continue to be subject to these transfer restrictions after the completion of the exchange offer. In addition, after the completion of the exchange offer, you will no longer be able to obligate us to register the old notes under the Securities Act.

If you do not properly tender your old notes for new notes, you will continue to hold unregistered notes that are subject to transfer restrictions.

        We will only issue new notes in exchange for old notes that are timely received by the exchange agent together with all required documents. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes set forth under "The Exchange Offer—Procedures for Tendering" and in the letter of transmittal that you will receive with this prospectus. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes.

        If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then you will continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes. If you continue to hold any old notes after the exchange offer is completed, you may have difficulty selling them because of the restrictions on transfer and because there will be fewer old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of new notes that would be issued and outstanding after we complete the exchange offer could lower the market price of the new notes.

24

FORWARD-LOOKING STATEMENTS

        Forward-looking statements made in this prospectus are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of our operations, including statements regarding the anticipated effects of our acquisition of Minera México on April 1, 2005. Words such as "will," "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions identify forward-looking statements. These statements are based on the beliefs and assumptions of our management and on information currently available to our management. Such statements are subject to risks relating to, among other things:

  •
  cyclical and volatile prices of copper, molybdenum and the other metals that we produce;

  •
  prices and availability of commodities and supplies, including fuel, oil and electricity;

  •
  political or economic change or instability, either globally or in the countries in which we operate;

  •
  our ability to effectively operate a combined company following our recent acquisition of Minera México;

  •
  availability, terms, conditions and timing of materials, insurance coverage, equipment, required permits or approvals and financing;

  •
  occurrence of unusual weather or operating conditions;

  •
  determination of reserves;

  •
  lower than expected ore grades;

  •
  water and geological problems;

  •
  failure of equipment or processes to operate in accordance with specifications;

  •
  failure to obtain financial assurance to meet closure and remediation obligations;

  •
  local and community impacts and issues; and

  •
  labor relations, litigation and environmental risks.

        You should not place undue reliance on forward-looking statements, which are based on current expectations. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. All forward-looking statements and risk factors included in this prospectus are made as of the date on the front cover of this prospectus, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement or risk factor.

25

THE EXCHANGE OFFER

The Exchange Offer

        We issued and sold the old notes in a private placement on May 9, 2006. In connection with the issuance and sale, we entered into a registration rights agreement with the initial purchasers of the old notes providing that we would, at our cost, (a) not later than 120 days after the date of original issuance of the old notes, file a registration statement with the SEC with respect to a registered offer to exchange the old notes for new notes having terms substantially identical in all material respects to the old notes (except that the new notes will not contain terms with respect to transfer restrictions and the provisions regarding special interest would be eliminated) and (b) use commercially reasonable efforts to cause the registration statement to be declared effective under the Securities Act not later than 180 days after the date of original issuance of the old notes. Upon the effectiveness of the registration statement, we would offer the new notes in exchange for surrender of the old notes.

        In the event that (i) applicable interpretations of the staff of the SEC do not permit us to effect such an exchange offer, (ii) for any other reason the registration statement is not declared effective within 180 days after the date of the original issuance of the old notes or the exchange offer is not consummated within 225 days after the original issuance of the old notes, (iii) the initial purchasers of the old notes so request with respect to old notes not eligible to be exchanged for new notes in the exchange offer or (iv) upon our receiving notice in writing from any holder of notes (other than an initial purchaser of the old notes) that such holder is not eligible to participate in the exchange offer or does not receive freely tradable new notes in the exchange offer other than by reason of such holder being an affiliate of ours (it being understood that the requirement that a participating broker-dealer deliver this prospectus in connection with sales of new notes shall not result in such new notes being not "freely tradable"), we will, at our cost, (a) as promptly as practicable, file a shelf registration statement covering resales of the old notes or the new notes, as the case may be, (b) use commercially reasonable efforts to cause the shelf registration statement to be declared effective under the Securities Act and (c) use commercially reasonable efforts to keep the shelf registration statement effective until two years after its effective date. We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification obligations).

        If (a) on or prior to the 120th day following the date of original issuance of the old notes, the registration statement with respect to the new notes has not been filed with the SEC, (b) on or prior to the 180th day following the date of original issuance of the old notes, neither the registration statement nor the shelf registration statement with respect to the new notes or the old notes has been declared effective, (c) on or prior to the 225th day following the date of original issuance of the old notes, neither the exchange offer with respect to the new notes has been consummated nor the shelf registration statement with respect to the new notes or the old notes has been declared effective, or (d) after either the registration statement with respect to the new notes or the shelf registration statement with respect to the new notes or the old notes has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of the notes in accordance with and during the periods specified in the registration rights agreement (each such event referred to in clauses (a) through (d), a "registration default"), interest ("special interest") will accrue on the principal amount of the old notes and the new notes (in addition

26

to the stated interest on the applicable old notes and new notes) from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured. Special interest will accrue at a rate of 0.25% per annum during the 120-day period immediately following the occurrence of such registration default and will increase by 0.25% per annum at the end of such 120-day period, but in no event shall such rate exceed 0.50% per annum.

        The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

        Once the exchange offer is complete, we will have no further obligation to register any of the old notes not tendered to us in the exchange offer. See "Risk Factors—Risks Related to the Notes and the Exchange Offer—Failure to tender the old notes in the exchange offer may affect their marketability."

Effect of the Exchange Offer

        Based on interpretations by the SEC staff set forth in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and other no-action letters issued to parties unrelated to us, we believe that you may offer for resale, resell and otherwise transfer the new notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act, provided:

  •
  you are acquiring the new notes in the ordinary course of your business;

  •
  you are not engaging in and do not intend to engage in a distribution of the new notes;

  •
  you have no arrangements or understandings with any person to participate in the exchange offer for the purpose of distributing the new notes; and

  •
  you are not our "affiliate," within the meaning of Rule 405 under the Securities Act.

        If you are not able to make these representations, you are a "restricted holder." As a restricted holder, you will not be able to participate in the exchange offer, you may not rely on the existing interpretations of the SEC staff set forth above and you may only sell your old notes in compliance with the registration and prospectus delivery requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act or in a transaction not subject to the Securities Act.

        In addition, each participating broker-dealer that is not a restricted holder that receives new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must acknowledge in the letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act upon any resale of such new notes. This prospectus may be used by those participating broker-dealers to resell new notes they receive pursuant to the exchange offer. We have agreed that, for a period of one year after the completion of the exchange offer, we will make this prospectus available to any participating broker-dealer for use by the participating broker-dealer in any resale. By acceptance of this exchange offer, each broker-dealer that receives new notes under the exchange offer agrees to notify us prior to using this prospectus in a sale or transfer of new notes. See "Plan of Distribution."

        Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of new notes.

        To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes that will be outstanding will decrease with a resulting decrease in the liquidity in the market

27

for the old notes. Old notes that are still outstanding following the completion of the exchange offer will continue to be subject to transfer restrictions.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions of the exchange offer described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange all old notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. We will issue U.S.$100,000 principal amount of new notes and integral multiples of U.S.$1,000 in excess thereof, in exchange for each U.S.$100,000 principal amount of old notes and integral multiples of U.S.$1,000 in excess thereof accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer. However, old notes may be tendered only in a minimum principal amount of U.S.$100,000 and in integral multiples of U.S.$1,000 in excess thereof.

        The new notes will be substantially identical to the old notes, except that:

  •
  the offering of the new notes has been registered under the Securities Act;

  •
  the new notes will not be subject to transfer restrictions; and

  •
  the new notes will be issued free of any covenants regarding registration rights and free of any provision for special interest.

        The new notes will evidence the same debt as the old notes and will be issued under and be entitled to the benefits of the same indenture under which the old notes were issued. The old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the terms of the indenture and the new notes, see "Description of the Notes."

        The exchange offer is not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, an aggregate of U.S.$400,000,000 principal amount of old 7.500% Notes due 2035 is outstanding. This prospectus is being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offer.

        We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Holders of old notes do not have any appraisal or dissenters' rights under law or under the indenture in connection with the exchange offer. Old notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the old notes.

        We will be deemed to have accepted for exchange validly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us and delivering the new notes to the tendering holders. Subject to the terms of the registration rights agreement, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under "—Conditions." All old notes accepted for exchange will be exchanged for new notes promptly following the expiration date. We will deliver to the trustee for cancellation all old notes so accepted for exchange. If we decide for any reason to delay for any period our acceptance of any old notes for exchange, we will extend the expiration date for the same period.

        If we do not accept for exchange any tendered old notes because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, such unaccepted old notes will be returned, without expense, to the holder tendering them or the appropriate book-entry will be made, in each case, as promptly as practicable after the expiration date.

28

        We are not making, nor is our board of directors making, any recommendation to you as to whether to tender or refrain from tendering all or any portion of your old notes in the exchange offer. No one has been authorized to make any such recommendation. You must make your own decision whether to tender in the exchange offer and, if you decide to do so, you must also make your own decision as to the aggregate amount of old notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisers, if any, based on your own financial position and requirements.

Expiration Date; Extensions; Amendments

        The term "expiration date" means 5:00 p.m., New York City time, on                        , 2006, unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date and time to which the exchange offer is extended. The exchange offer will be open for not less than 30 days (or longer if required by applicable law) and not more than 45 days after the date notice of the exchange offer is mailed to the holders of the notes.

        If we determine to extend the exchange offer, we will notify the exchange agent of any extension by oral or written notice. We will notify the registered holders of old notes of the extension no later than 9:00 a.m., New York City time, on the business day immediately following the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any old notes;

  •
  to extend the exchange offer or to terminate the exchange offer and to refuse to accept old notes not previously accepted if any of the conditions set forth below under "—Conditions" have not been satisfied by the expiration date; or

  •
  subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

        Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of old notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the old notes of the amendment.

        Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

        During any extension of the exchange offer, all old notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or earlier termination of the exchange offer.

Interest on the New Notes and the Old Notes

        Any old 7.500% Notes due 2035 not tendered or accepted for exchange will continue to accrue interest at the rate of 7.500% per annum in accordance with their terms. The new notes will accrue interest at the rate of 7.500% per annum from the date of the last periodic payment of interest on the applicable old notes or, if no interest has been paid, from the original issue date of the applicable old notes. Interest on the new notes and any old notes not tendered or accepted for exchange will be payable semi-annually in arrears on January 27 and July 27 of each year, commencing on July 27, 2006.

29

Procedures for Tendering

        Only a registered holder of old notes may tender those notes in the exchange offer. To tender in the exchange offer, a holder must properly complete, sign and date the letter of transmittal, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent at one of the addresses set forth below under "—Exchange Agent," before 5:00 p.m., New York City time, on the expiration date. In addition, either:

  •
  the exchange agent must receive, before the expiration date, a timely confirmation of a book-entry transfer of the tendered old notes into the exchange agent's account at The Depository Trust Company, or DTC, or the depositary, according to the procedure for book-entry transfer described below; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        A tender of old notes by a holder that is not withdrawn prior to the expiration date will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        The method of delivery of letters of transmittal and all other required documents to the exchange agent, including delivery through DTC, is at the holder's election and risk. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. If delivery is by mail, we recommend that holders use certified or registered mail, properly insured, with return receipt requested. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or other required documents to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

        Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender those notes should contact the registered holder promptly and instruct it to tender on the beneficial owner's behalf.

        We will determine, in our sole discretion, all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered old notes and withdrawal of tendered old notes, and our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes the acceptance of which would, in the opinion of us or our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such time as we shall determine. Although we intend to notify holders of any defects or irregularities with respect to tenders of old notes for exchange, neither we nor the exchange agent nor any other person shall be under any duty to give such notification, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until all defects or irregularities have been cured or waived. Any old notes delivered by book-entry transfer within DTC, will be credited to the account maintained within DTC by the participant in DTC which delivered such old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right in our sole discretion (a) to purchase or make offers for any old notes that remain outstanding after the expiration date, (b) as set forth below under "—Conditions," to terminate the exchange offer and (c) to the extent permitted by applicable law, purchase old notes in

30

the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

        By signing, or otherwise becoming bound by, the letter of transmittal, each tendering holder of old notes (other than certain specified holders) will represent to us that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not an affiliate of us, as such terms are interpreted by the SEC.

        If the tendering holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, it may be deemed to be an "underwriter" within the meaning of the Securities Act. Any such holder will be required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale or transfer of these new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Book-Entry Transfer

        The exchange agent will establish a new account or utilize an existing account with respect to the old notes at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer these old notes into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of this book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgment from a participant in DTC tendering old notes that are the subject of the book-entry confirmation stating (1) the aggregate principal amount of old notes that have been tendered by such participant, (2) that such participant has received and agrees to be bound by the terms of the letter of transmittal and (3) that we may enforce such agreement against the participant.

        Although delivery of old notes must be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completely and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed below under "—Exchange Agent," before 5:00 p.m., New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.

        Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

        All references in this prospectus to deposit or delivery of old notes shall be deemed to also refer to DTC's book-entry delivery method.

Guaranteed Delivery Procedures

        Holders who wish to tender their old notes and (1) who cannot deliver a confirmation of book-entry transfer of old notes into the exchange agent's account at DTC, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date or (2) who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

  •
  the tender is made through an eligible institution;

31

  •
  before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, listing the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange, Inc. trading days after the expiration date, a duly executed letter of transmittal together with a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC, and any other documents required by the letter of transmittal and the instructions thereto, will be deposited by such eligible institution with the exchange agent; and

  •
  the properly completed and executed letter of transmittal and a confirmation of book-entry transfer of all tendered old notes into the exchange agent's account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange, Inc. trading days after the expiration date.

        Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures described above.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth below under "—Exchange Agent." Any notice of withdrawal must:

  •
  specify the name of the person who tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the principal amount of such old notes;

  •
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered and include any required signature guarantees; and

  •
  specify the name and number of the account at DTC to be credited with the withdrawn old notes and otherwise comply with the procedures of DTC.

        We will determine, in our sole discretion, all questions as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above under "—Procedures for Tendering" at any time prior to the expiration date.

        Any old notes that are tendered for exchange through the facilities of DTC but that are not exchanged for any reason will be credited to an account maintained with DTC for the old notes as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions to the Exchange Offer

        Despite any other term of the exchange offer, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate the exchange offer as provided in this prospectus prior to the expiration date, if:

  •
  the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation of the SEC staff; or

32

  •
  the old notes are not tendered in accordance with the exchange offer;

  •
  you do not represent that (i) you are acquiring the new notes in the ordinary course of your business, (ii) you are not engaging in and do not intend to engage in a distribution of the new notes, (iii) you have no arrangement or understanding with any person to participate in the distribution of the new notes, (iv) you are not an affiliate of us as such term is interpreted by the SEC, and (v) you are not acting on behalf of any person who could not truthfully make these statements;

  •
  you do not make any representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to render available the use of an appropriate form for registration of the new notes under the Securities Act;

  •
  any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer; or

  •
  any governmental approval has not been obtained, which we believe, in our sole discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

        These conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions or may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of the right and each right shall be deemed an ongoing right which may be asserted at any time and from time to time.

        If we determine in our reasonable judgment that any of the conditions are not satisfied, we may:

  •
  refuse to accept and return to the tendering holder any old notes or credit any tendered old notes to the account maintained within DTC by the participant in DTC which delivered the old notes; or

  •
  extend the exchange offer and retain all old notes tendered before the expiration date, subject to the rights of holders to withdraw the tenders of old notes (see "—Withdrawal of Tenders" above); or

  •
  waive the unsatisfied conditions with respect to the exchange offer prior to the expiration date and accept all properly tendered old notes that have not been withdrawn or otherwise amend the terms of the exchange offer in any respect as provided above under "—Expiration Date; Extensions; Amendments." If we waive a condition, we may be required, above in order to comply with applicable securities laws, to extend the expiration date of the exchange offer.

        In addition, we will not accept for exchange any old notes tendered, and we will not issue new notes in exchange for any of the old notes, if at that time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Exchange Agent

        The Bank of New York has been appointed as the exchange agent for the exchange offer. All signed letters of transmittal and other documents required for a valid tender of your old notes should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for

33

assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Hand Delivery:	By Registered Mail or Overnight Carrier:
The Bank of New York Attn: Corporate Trust Operations— Reorganization Unit 101 Barclay Street—7 East New York, NY 10286	The Bank of New York Attn: Corporate Trust Operations— Reorganization Unit 101 Barclay Street—7 East New York, NY 10286
Facsimile Transmission: 212-815-1915 Confirm by Telephone: 212-815-5920 For information with respect to the exchange offer, call: of the Exchange Agent at telephone:

        Delivery to other than the above addresses or facsimile number will not constitute a valid delivery.

Fees and Expenses

        We will bear all expenses of soliciting tenders. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptance of the exchange offer. The principal solicitation is being made by mail; however, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

        We will pay the expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of the exchange agent and the trustee, accounting and legal fees, printing costs, and related fees and expenses.

Transfer Taxes

        Holders who render their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange offer.

Accounting Treatment

        We will record the new notes in our accounting records at the same carrying values as the old notes on the date of the exchange. Accordingly, we will recognize no gain or loss, for accounting purposes, as a result of the exchange offer. Expenses of the exchange offer will be incurred by us.

Consequences of Failure to Exchange

        Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of the old notes as set forth in the legend printed thereon as a consequence of the issuance of the old notes pursuant to an exemption from the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Upon completion of the exchange offer, holders of old notes will not be entitled to any rights to have the resale of old notes registered under the Securities Act, and we currently do not intend to register under the Securities Act the resale of any old notes that remain outstanding after completion of the exchange offer.

34

        Old 7.500% Notes due 2035 not exchanged pursuant to the exchange offer will continue to accrue interest at 7.500% per annum and the old notes will otherwise remain outstanding in accordance with their terms.

        Your participation in the exchange offer is voluntary, and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making a decision whether or not to tender your old notes. Please refer to the section in this prospectus entitled "Summary of Certain Tax Considerations—U.S. Federal Income Tax Considerations."

        As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your old notes in the exchange offer, you will be entitled to all the rights and limitations applicable to the old notes under the indenture, except for any rights under the registration rights agreement that by their terms end or cease to have further effectiveness as a result of the making of the exchange offer. To the extent that old notes are tendered and accepted in the exchange offer, the trading market for untendered, or tendered but unaccepted, old notes could be adversely affected. Please refer to the section in this prospectus entitled "Risk Factors—Risks Related to the Notes and the Exchange Offer—If you do not properly tender your old notes for new notes, you will continue to hold unregistered notes that are subject to transfer restrictions."

        We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. However, we have no present plans to acquire any old notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered old notes.

        Holders of the old notes and new notes which remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage thereof have taken certain actions or exercised certain rights under the indenture governing the old notes and the new notes.

35

USE OF PROCEEDS

        We will not receive any cash proceeds from the exchange offer. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with the issuance of the old notes. In consideration for issuing the new notes, we will receive old notes in an aggregate principal amount equal to the value of the new notes. The old notes surrendered in exchange for the new notes will be retired and cancelled. Accordingly, the issuance of the new notes will not result in any change in our indebtedness.

        We received approximately U.S.$386 million in net proceeds, after deducting the discounts and commissions to the initial purchasers and offering expenses, from the issuance of the old notes on May 9, 2006. We used and intend to use approximately U.S.$320 of the net proceeds for capital expenditures and modernization projects of the SCC Peru Branch, at the Ilo Smelter, the Tia Maria project and other projects. The remaining net proceeds of the original offering may be used for capital expenditures and modernization projects at the La Caridad mine in Mexico. For a description of our capital expenditure programs, See "Business—Capital Expenditures".

36

EXCHANGE RATES

Exchange Rates in Peru

        Since March 1991, there have been no exchange controls in Peru and all foreign exchange transactions are based on free market exchange rates. During the previous two decades, however, the Peruvian currency had experienced a significant number of large devaluations. Therefore, Peru has adopted and operated under various exchange rate control practices and exchange rate determination policies. These policies have ranged from strict control over exchange rates to market-determination of rates. Investors are allowed to purchase foreign currency at free market exchange rates through any member of the Peruvian banking system.

        The following table shows, for the periods and dates indicated, the period-end, average, high and low exchange rates for U.S. dollars, as published by the Banco Central de Reserva del Peru (Central Reserve Bank of Peru, or BCRP) expressed in nuevos soles per U.S. dollar. The Federal Reserve Bank of New York does not report a noon buying rate for nuevos soles. The information in this table reflects Peruvian nuevos soles at historical values rather than in constant Peruvian nuevos soles. The high and low exchange rates provided in the table are the highest and lowest of the twelve month-end exchange rates for each year based on the BCRP exchange rate. The average rate is in each case the average of month-end exchange rates during such period.

	BCRP Rate(1)
Year Ended December 31,	Period End	Average	High	Low
2001	3.446	3.510	3.628	3.435
2002	3.515	3.500	3.646	3.434
2003	3.464	3.477	3.496	3.462
2004	3.283	3.413	3.502	3.282
2005	3.419	3.303	3.419	3.253
2006 (through June 15)	3.264	3.303	3.452	3.252

(1)
Source: Banco Central de Reserva del Peru

        The exchange rate for U.S. dollars as of June 15, 2006 was 3.264 nominal nuevos soles per U.S. dollar.

Exchange Rates in Mexico

        On December 21, 1994, Banco de México implemented a floating foreign exchange rate regime under which the peso is allowed to float freely against the U.S. dollar and other foreign currencies. Banco de México has indicated it will intervene directly in the foreign exchange market only to reduce what it deems to be excessive short-term volatility. Since mid-2003, Banco de México has been conducting auctions of U.S. dollars in an attempt to reduce the levels of its foreign reserves. Banco de México conducts open market operations on a regular basis to determine the size of Mexico's monetary base. Changes in Mexico's monetary base have an impact on the exchange rate. Banco de México may increase or decrease the reserve of funds that financial institutions are required to maintain. If the reserve requirement is increased, financial institutions will be required to allocate more funds to their reserves, which will reduce the amount of funds available for operations. This causes the amount of available funds in the market to decrease and the cost, or interest rate, to obtain funds to increase. The opposite happens if reserve requirements are lowered. This mechanism, known as "corto" or "largo," as the case may be, or more formally "the daily settlement balance target," represents a device used by Banco de México to adjust the level of interest and foreign exchange rates.

        We cannot assure you, however, that Banco de México will maintain its current policies with respect to the peso or that the peso will not depreciate significantly in the future. Moreover, we cannot

37

assure you that the Mexican government will not impose exchange controls or otherwise restrict foreign exchange, including the exchange of pesos into U.S. dollars, in the future, which has been the case in the past.

        Banco de México has provided for risk management and hedging mechanisms against fluctuations in the peso to dollar exchange rate. Banco de México allows Mexican banks and brokerage houses to participate in futures markets for the peso and to conduct derivative transactions that are intended to hedge against currency fluctuations. In April 1995, the Chicago Mercantile Exchange introduced peso futures contracts and options on peso futures contracts and started trading these options and futures. On December 18, 1998, trading started at the Mexican Derivatives Exchange, including peso futures contracts.

        In the event of shortages of foreign currency, we cannot assure you that foreign currency would continue to be available to private-sector companies in Mexico or that foreign currency needed by us to service foreign currency obligations would continue to be available without substantial additional cost.

        The following table sets forth, for the periods indicated, the period-end, average, high and low noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

	FRBNY Rate(1)
Year Ended December 31,	Period End	Average	High	Low
2000	9.618	9.458	10.087	9.183
2001	9.156	9.335	9.972	8.946
2002	10.425	9.663	10.425	9.001
2003	11.242	10.795	11.406	10.113
2004	11.154	11.290	11.635	10.805
2005	10.628	10.894	11.411	10.414
2006 (through June 15)	11.417	10.847	11.460	10.432

(1)
Source: Federal Reserve Bank of New York

On June 15, 2006 the noon buying rate was 11.417 pesos per U.S. dollar.

38

CAPITALIZATION

        The following table sets forth our combined cash, cash equivalents and marketable securities and combined capitalization as of March 31, 2006 on a historical basis and on an as adjusted basis, giving effect to (1) the offering of the old notes and the application of the net proceeds thereof and (2) the payment of a $2.75 per share ($404.9 million aggregate amount) dividend that was declared on April 25, 2006. This table should be read in conjunction with our Audited Combined Financial Statements included herein and the unaudited condensed combined interim financial statements for the three months ended March 31, 2005 and 2006 in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 which is attached hereto as Annex C and is qualified in its entirety by the information contained therein.

	As of March 31, 2006
	Actual	As adjusted for the offering
	(dollars in millions)
Current portion of long-term debt:
Mitsui credit agreement	$10.0	$10.0

Total current portion of long-term debt	10.0	10.0

Long-term debt
8.25% Yankee bonds—Series A due 2008	173.3	173.3
9.25% Yankee bonds—Series B due 2028	125.0	125.0
6.375% Notes due 2015(1)	199.0	199.0
7.500% Notes due 2035(1)	594.8	594.8
7.500% Notes due 2035 offered hereby	—	400.0
Mitsui credit agreement	70.0	70.0

Total long-term debt	1,162.1	1,562.1
Minority interest	11.5	11.5
Stockholders' equity	3,163.2	2,758.3

Total capitalization	$4,346.8	$4,341.9

(1)
Issued July 27, 2005.

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DESCRIPTION OF THE NOTES

        The old notes were issued and the new notes will be issued under an indenture, dated July 27, 2005, as amended or supplemented through the expiration date (the "Indenture"), between the Issuer and The Bank of New York, as Trustee (the "Trustee," which term includes any successor as Trustee under the Indenture). The old notes together with the new notes are referred to as the notes. In this description, the term "Issuer" refers only to Southern Copper Corporation and not to any of its subsidiaries.

        On July 27, 2005, the Issuer issued U.S.$600 million aggregate principal amount of its 7.500% notes due 2035 under the Indenture and pursuant to an exchange offer which expired on January 3, 2006, U.S.$590.5 million in aggregate principal amount of such notes were exchanged for notes registered under the Securities Act. On May 4, 2006, the Issuer issued an additional U.S.$400 million aggregate principal amount of its 7.500% notes due 2035 under the Indenture. The notes previously issued under the Indenture and the notes offered hereby will be treated as a single series of notes under the Indenture, including for purposes of waivers and amendments. For purposes of this description, unless the context indicates otherwise, references to the "notes" includes the 7.500% notes due 2035 offered on July 27, 2005 and the registered notes exchanged for such notes.

        The following summaries of certain provisions of the notes, the Indenture and the Registration Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the terms and conditions of the notes, the Indenture and the Registration Rights Agreement, including the definitions therein of certain terms. Copies of the Indenture and Registration Rights Agreement are available at the Issuer's principal executive offices, as well as at the offices of the Trustee, Registrar, Paying Agent and Transfer Agent, and at the offices of the Luxembourg Listing Agent, Paying Agent and Transfer Agent, each as defined in the Indenture. As used herein, the term "Holder" or "Noteholder" means the person in whose name a note of either series is registered in the register (the "Register") which the Issuer shall cause the registrar to maintain for each series of notes.

General

        The old notes and the new notes, which together with the 7.500% notes due 2035 issued on July 27, 2005 and the registered notes exchanged for such notes are referred to in this prospectus as the "notes," will constitute a single series of notes under the Indenture. If the exchange offer described under "The Exchange Offer" is consummated, holders of old notes who do not exchange their old notes for new notes will vote together as a single series of notes with holders of the new notes of the series for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the holders under the notes (including acceleration following an event of default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding notes. In determining whether holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any old notes which remain outstanding after the exchange offer will be aggregated with the new notes of the relevant series and the holders of the old notes and new notes will vote together as a single series for all purposes. Accordingly, all references in this prospectus to specified percentages in aggregate principal amount of the outstanding notes will be deemed to mean, at any time after the exchange offer is consummated, the percentages in aggregate principal amount of the old notes and the new notes then outstanding.

        The terms of the old notes are identical in all material respects to those of the new notes, except that (1) the old notes have not been registered under the Securities Act and are subject to certain restrictions on transfer, (2) are entitled to certain rights under the registration rights agreement (which rights will terminate upon consummation of the exchange offer, except under limited circumstances), and (3) the new notes will not provide for any additional interest as a result of our failure to fulfill certain registration obligations.

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        The notes are general unsecured and unconditional obligations of the Issuer. The notes, at all times, rank pari passu in right of payment among themselves and at least equally with all other present and future unsecured and unsubordinated obligations of the Issuer. The Issuer is entitled, without the consent of the Holders, to issue additional notes of either series under the Indenture on the same terms and conditions and with the same CUSIP number as the notes being offered hereby in an unlimited aggregate principal amount (the "Additional Notes"). The notes and the Additional Notes of each series, if any, will be treated as a single class for all purposes of the Indenture, including waivers and amendments. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the Notes," references to the notes include any Additional Notes actually issued.

        The notes bear interest at the rate per annum shown on the front cover of this prospectus from the later of July 27, 2006 or from the most recent Interest Payment Date on which interest has been paid or provided for, payable semi-annually, in arrears, on January 27 and July 27 of each year, commencing July 27, 2006, to the person in whose name such note (or any predecessor note) is registered at the close of business on the preceding January 15 or July 15, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. The Issuer shall pay interest on overdue principal at the rate borne by the notes plus 1%. The notes will mature on July 27, 2035.

        Notwithstanding the foregoing, any interest which is payable, but which is not punctually paid or duly provided for, on any Interest Payment Date ("Defaulted Interest") shall cease to be payable to the Holder registered on such date, and shall be payable, at the election of the Issuer, either (i) to the person in whose name such note is registered at the close of business on a special record date to be fixed by the Trustee not more than 15 nor less than 10 days prior to the date fixed by the Issuer for payment thereof or (ii) in any other lawful manner not inconsistent with the rules of any applicable securities exchange if deemed practicable by the Trustee. You should refer to the description under the heading "The Exchange Offer" for a more detailed description of the circumstances under which the interest rate will increase.

        Although the Indenture limits the amount of indebtedness that can be incurred by the Issuer's Subsidiaries, such limitation is subject to significant exceptions. The Indenture does not limit the amount of indebtedness or other obligations that may be incurred by the Issuer.

Methods of Receiving Payments on the Notes

        Payments on the notes may be made, in the case of a Holder of U.S.$10 million or more in aggregate principal amount of notes, by wire transfer to a U.S. dollar account maintained by the payee with a bank in the United States if such Holder elects payment by wire transfer by giving notice to the Issuer to such effect respecting such account no later than 30 days immediately preceding the relevant due date for payment. All other payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York in the U.S. or at the office of the Paying Agent in Luxembourg unless the Issuer elects to make interest payments by check mailed to the Holders at their address set forth in the Register.

        If any payment in respect of a note is due on a day that is not at any place of payment a Business Day then, at each such place of payment, such payment need not be made on such day but may be made on the next succeeding day that is at such place of payment a Business Day, with the same force and effect as if made on the date for such payment, and no interest will accrue for the period from and after such date.

Paying Agent and Registrar for the Notes

        The Trustee will initially act as paying agent and registrar. The Bank of New York (Luxembourg) S.A. will initially act as Paying Agent and Transfer Agent in Luxembourg. The Issuer may change the

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paying agent or registrar without prior notice to the holders of the notes, and the Issuer or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the provisions of the Indenture. The Issuer, the registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Any transfer documents will be available at the Issuer's principal executive offices, as well as at the offices of the Trustee, Registrar, Paying Agent and Transfer Agent, and at the offices of the Luxembourg Listing Agent, Paying Agent and Transfer Agent. Holders will be required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any notes selected for redemption. Also, the Issuer is not required to transfer or exchange any notes for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

        Except as described below, the notes are redeemable at the Issuer's option. The Issuer is not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not otherwise violate the terms of the Indenture.

        The notes will be redeemable, at any time and from time to time, in whole or in part, at the Issuer's option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the redemption date) discounted to that redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points; plus, in the case of both clause (i) and clause (ii) above, accrued and unpaid interest on the principal amount of the notes being redeemed to, but not including, the date of redemption. Notwithstanding the foregoing, payments of interest on the notes will be payable to the Holders of those notes registered as such at the close of business on the relevant record dates according to the terms and provisions of the Indenture. In connection with such optional redemption, the following defined terms apply:

        "Comparable Treasury Issue" means, with respect to the notes, the United States Treasury security selected by the Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day, preceding that redemption date, as set forth in the daily statistical release designated H.15(519) (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for US Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for that redemption date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Issuer to act as the "Independent Investment Banker."

        "Reference Treasury Dealer" means each of Citigroup Global Markets Inc. and UBS Securities LLC and their respective successors and one other nationally recognized investment banking firm that is a Primary Treasury Dealer specified from time to time by the Issuer; provided, however, that if any of the foregoing shall cease to be a primary US Government securities dealer in New York City (a

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"Primary Treasury Dealer"), the Issuer shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

        "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

        "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if that redemption date is not an interest payment date with respect to such notes, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to that redemption date.

        "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder of the notes to be redeemed. On and after any redemption date, interest will cease to accrue on the notes or any portion thereof called for redemption unless the Issuer defaults in the payment of the redemption price. The Issuer will publish such notices in a leading newspaper of general circulation in Luxembourg, which is expected to be the d'Wort, or via an official information dissemination system managed by the Luxembourg Stock Exchange, for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

        Upon presentation of any note redeemed in part only, the Issuer will execute and the Trustee will authenticate and deliver to us on the order of the holder thereof, at the Issuer's expense, a new note or notes, of authorized denominations, in principal amount equal to the unredeemed portion of the note so presented.

        The Issuer may at any time purchase notes in the open market or otherwise at any price. Any notes that are redeemed or purchased by the Issuer will be cancelled and may not be reissued or resold. Any redemption and notice thereof pursuant to the Indenture may, in the Issuer's discretion, be subject to the satisfaction of one or more conditions precedent.

Covenants

        The Indenture provides that the following restrictive covenants will be applicable to the Issuer and its Subsidiaries unless the notes issued under such Indenture reach Investment Grade Status. After the series of notes reaches Investment Grade Status, and notwithstanding that such series of notes may later cease to have an Investment Grade Rating from any of the Rating Agencies, the Issuer and its Subsidiaries will be released from their obligations under the applicable Indenture to comply with the restrictive covenants described below, except for the covenants described under the following headings:

  •
  "—Limitation on Liens,"

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  "—Limitation on Sale and Leaseback Transactions,"

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  "—Consolidation, Merger, Sale or Conveyance" and

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  "—Reporting Requirements."

        In May, 2006, we and our notes issued in July, 2005 reached Investment Grade Status. Accordingly, the covenants mentioned in the preceding paragraph no longer apply.

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Limitation on Liens

        The Issuer will not, nor will it permit any Subsidiary to, issue, assume or suffer to exist any Indebtedness or Guarantee, if such Indebtedness or Guarantee is secured by a Lien upon any Specified Property, unless, concurrently with the issuance or assumption of such Indebtedness or Guarantee or the creation of such Lien, the notes shall be secured equally and ratably with (or prior to) such Indebtedness or Guarantee; provided, however, that the foregoing restriction shall not apply to:

        (1)   any Lien on (A) any Specified Property acquired, constructed, developed, extended or improved by the Issuer or any Subsidiary (singly or together with other Persons) after the date of the Indenture or any property reasonably incidental to the use or operation of such Specified Property (including any real property on which such Specified Property is located), or (B) any shares or other ownership interest in, or any Indebtedness of, any Person which holds, owns or is entitled to such property, products, revenue or profits, in each of cases (A) and (B), to the extent such Lien is created, incurred or assumed (x) during the period such Specified Property was being constructed, developed, extended or improved, or (y) contemporaneously with, or within 360 days after, such acquisition or the completion of such construction, development, extension or improvement in order to secure or provide for the payment of all or any part of the purchase price or other consideration of such Specified Property or the other costs of such acquisition, construction, development, extension or improvement (including costs such as escalation, interest during construction and financing and refinancing costs);

        (2)   any Lien on any Specified Property existing at the time of acquisition thereof and which (a) is not created as a result of or in connection with or in anticipation of such acquisition and (b) does not attach to any other Specified Property other than the Specified Property so acquired;

        (3)   any Lien on any Specified Property acquired from a Person which is merged with or into the Issuer or any Subsidiary or any Lien existing on Specified Property of any Person at the time such Person becomes a Subsidiary, in either such case which (a) is not created as a result of or in connection with or in anticipation of any such transaction and (b) does not attach to any other Specified Property other than the Specified Property so acquired;

        (4)   any Lien which secures Indebtedness or a Guarantee owing by a Subsidiary to the Issuer or any other Subsidiary;

        (5)   any Lien existing on the date of the Indenture; or

        (6)   any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any Lien referred to in the foregoing clauses (1) through (5) inclusive; provided that the principal amount of Indebtedness or Guarantee secured thereby shall not exceed the principal amount of Indebtedness or Guarantee so secured at the time of such extension, renewal or replacement plus an amount necessary to pay any fees and expenses, including premiums and defeasanse costs related to such transaction, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

        Notwithstanding the foregoing, the Issuer or any Subsidiary may issue or assume Indebtedness or a Guarantee secured by a Lien which would otherwise be prohibited under the provisions of the Indenture described in this section or enter into Sale and Leaseback Transactions that would otherwise be prohibited by the provisions of the Indenture described below under "—Limitation on Sale and Leaseback Transactions," provided that the amount of such Indebtedness or Guarantee or the Attributable Value of such Sale and Leaseback Transaction, as the case may be, together with the aggregate amount (without duplication) of (x) Indebtedness or Guarantees outstanding at such time, that was previously incurred pursuant to this paragraph by the Issuer and its Subsidiaries, plus (y) the Attributable Value of all such Sale and Leaseback Transactions of the Issuer and its Subsidiaries outstanding at such time that were previously incurred pursuant to this paragraph shall not exceed 20%

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of Consolidated Net Tangible Assets at the time any such Indebtedness or Guarantee is issued or assumed by the Issuer or any Subsidiary or at the time any such Sale and Leaseback Transaction is entered into.

        For the avoidance of doubt, the sale or other transfer of (i) any minerals in place for a period of time until, or in an amount such that the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals or (ii) any other interest in property of the character commonly referred to as a "production payment," shall not constitute the incurrence of Indebtedness or a Guarantee secured by a Lien.

Limitation on Sale and Leaseback Transactions

        For so long as any of the notes are outstanding, neither the Issuer nor any Subsidiary may enter into any Sale and Leaseback Transaction with respect to any Specified Property, unless either (x) the Issuer or such Subsidiary would be entitled pursuant to the provisions of the Indenture described above under "—Limitation on Liens" to issue or assume Indebtedness or a Guarantee (in an amount equal to the Attributable Value with respect to such Sale and Leaseback Transactions) secured by a Lien on such Specified Property without equally and ratably securing the notes, (y) the Issuer or such Subsidiary shall apply or cause to be applied, in the case of a sale or transfer for cash, an amount equal to 85% of the net proceeds thereof and, in the case of a sale or transfer otherwise than for cash, an amount equal to the fair market value (as determined in good faith by the board of directors of the Issuer) of the Specified Property so leased, (A) to the retirement, within 360 days after the effective date of such Sale and Leaseback Transaction, of (i) Indebtedness of the Issuer ranking at least on a parity with the notes or (ii) Indebtedness of any Subsidiary of the Issuer, in each case owing to a Person other than the Issuer or any Affiliate of the Issuer, or (B) to the acquisition, purchase, construction, development, extension or improvement of any property or assets of the Issuer or any Subsidiary used or to be used by or for the benefit of the Issuer or any Subsidiary in the ordinary course of business or (z) the Issuer or such Subsidiary equally and ratably secures the notes.

        The foregoing restrictions shall not apply to any transactions providing for a lease for a term of not more than three years.

Repurchase at the Option of Holders Upon a Change of Control Triggering Event

        Upon the occurrence of a Change of Control Triggering Event, each Holder of notes will have the right to require the Issuer to repurchase all or any part of such Holder's notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

        Within 30 days following any Change of Control Triggering Event, the Issuer shall:

        (a)   cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States and

        (b)   send, by first-class mail, with a copy to the Trustee, to each Holder of notes, at such Holder's address appearing in the Register, a notice stating:

          (1)   that a Change of Control Triggering Event has occurred and a Change of Control Offer is being made pursuant to the covenant entitled "Repurchase at the Option of Holders Upon a Change of Control Triggering Event" and that all notes timely tendered will be accepted for payment;

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          (2)   the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

          (3)   the circumstances and relevant facts regarding the Change of Control Triggering Event; and

          (4)   the procedures that Holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that Holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

        The Issuer will publish such notices in a leading newspaper of general circulation in Luxembourg, which is expected to be the d'Wort, or via an official information dissemination system managed by the Luxembourg Stock Exchange, for so long as the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require.

        The Issuer will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

        The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of such compliance.

        The Issuer's obligation to make an offer to repurchase the notes as a result of a Change of Control Triggering Event may be waived or modified at any time prior to the occurrence of such Change of Control Triggering Event with the written consent of the holders of a majority in principal amount of the notes. See "—Amendments and Waivers."

Limitation on Subsidiary Indebtedness

        The Issuer shall not permit any Subsidiary to incur, directly or indirectly, any Indebtedness or Guarantees (other than Permitted Indebtedness).

Consolidation, Merger, Sale or Conveyance

        For so long as the notes are outstanding, the Issuer may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any Person, unless (i) the successor Person shall be a corporation organized and existing under the laws of the United States (or any State thereof or the District of Columbia) and shall expressly assume, by a supplemental indenture, the due and punctual payment of the principal of and interest on all the outstanding notes and the performance of every covenant in the Indenture on the part of the Issuer to be performed or observed, (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Issuer shall have delivered to the Trustee an Officers' Certificate and opinion of counsel stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger conveyance or transfer (other than a lease), such successor corporation will succeed to and be substituted for the Issuer as obligor on the notes, with the same effect as if it had been named in the Indenture as such obligor.

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        For purposes of this covenant, the conveyance or transfer of all the property of one or more Subsidiaries of the Issuer which property, if held by the Issuer instead of such Subsidiaries, would constitute all or substantially all the property of the Issuer on a consolidated basis, shall be deemed to be the transfer of all or substantially all the property of the Issuer.

Certain Definitions

        The following terms have the following definitions in the Indenture:

        "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," when used with respect to any specified Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

        "Attributable Value" means, as to any particular lease under which the Issuer or any Subsidiary is at any time liable as lessee and any date as of which the amount thereof is to be determined, the total net obligations of the lessee for rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) discounted from the respective due dates thereof to such date at a rate per annum equivalent to the interest rate inherent in such lease (as determined in good faith by the Issuer in accordance with generally accepted financial practice).

        "Change of Control," at any date, means the failure of Mr. German Larrea Mota-Velasco and his immediate family members, including his spouse, parents, siblings, and lineal descendents, estates and heirs, or any trust or other investment vehicle for the primary benefit of any of the foregoing, to possess, directly or indirectly, whether through ownership of Voting Stock, contract or otherwise, the power to elect or designate for election the majority of the board of directors of the Issuer or to direct or cause the direction of the management or policies of the Issuer.

        "Change of Control Triggering Event" means the occurrence of both a Change of Control and a Rating Decline.

        "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, as amended, or, if at any time after the execution of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

        "Consolidated Net Tangible Assets" means the total of all assets appearing on a consolidated balance sheet of the Issuer and its Subsidiaries, net of all applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets, less the aggregate of the current liabilities of the Issuer and its Subsidiaries appearing on such balance sheet as determined in accordance with U.S. GAAP.

        "Fitch" means Fitch Ratings, Ltd. or any successor to the rating agency business thereof.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person, direct or indirect, contingent or otherwise, or entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantee" shall not apply to a guarantee of intercompany indebtedness among the Issuer and the Subsidiaries or among the Subsidiaries.

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        "Indebtedness" means, with respect to any Person (without duplication) (a) any obligation of such Person (1) for borrowed money, under any reimbursement obligation relating to a letter of credit (other than letters of credit payable to suppliers in the ordinary course of business), under any reimbursement obligation relating to a financial bond or under any reimbursement obligation relating to a similar instrument or agreement, (2) for the payment of money relating to any obligations under any capital lease of real or personal property, or (3) under any agreement or instrument in respect of an interest rate or currency swap, exchange or hedging transaction or other financial derivatives transaction (other than (i) any such agreements or instruments directly related to Indebtedness otherwise incurred in compliance with the Indenture and (ii) any such agreements as are entered into in the ordinary course of business and are not for speculative purposes or the obtaining of credit); and (b) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clause (a) above. For the purpose of determining any particular amount of Indebtedness under this definition, Guarantees of (or obligations with respect to letters of credit) Indebtedness otherwise included in the determination of such amount shall not be included.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch.

        "Investment Grade Status" shall be deemed to have been reached on the date that the notes have an Investment Grade Rating from at least two Rating Agencies.

        "Lien" means any mortgage, pledge, lien or security interest.

        "Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

        "Permitted Indebtedness" means:

        (1)   the incurrence by any Subsidiary of additional Indebtedness or Guarantees, which when taken together with the aggregate principal amount (without duplication) of all other Indebtedness and Guarantees of the Subsidiaries then outstanding does not exceed the greater of (x) U.S.$450 million or (y) 10% of Consolidated Net Tangible Assets;

        (2)   the incurrence by Subsidiaries of Indebtedness outstanding on the date of the Indenture;

        (3)   the incurrence by any Subsidiaries of Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of such Subsidiary that was otherwise permitted to be incurred hereunder, so long as such Indebtedness is in an aggregate principal amount not in excess of the sum of (i) the aggregate principal amount then outstanding of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and (ii) an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such transaction;

        (4)   the incurrence by any Subsidiaries of intercompany Indebtedness between or among the Issuer and/or any direct or indirect Subsidiaries of the Issuer;

        (5)   the incurrence by Subsidiaries of interest rate or currency swaps, exchange or hedging transactions or other hedging or financial derivative transactions designed to protect against fluctuations in energy cost, copper or other commodity prices and entered into in the ordinary course of the financial management of such Subsidiary and not for speculative purposes;

        (6)   the incurrence by any Subsidiary of Indebtedness in respect of workers' compensation claims, payment obligations in connection with health or other types of social security benefits, unemployment or other insurance or self-insurance obligations, reclamation, statutory obligations, bankers' acceptances, performance, surety or similar bonds and letters of credit or completion or performance guarantees or

48

equipment leases, or other similar obligations, in each case in the ordinary course of business or consistent with past practice;

        (7)   the incurrence by Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds; provided, however, that such Indebtedness is extinguished within five Business Days of its incurrence; and

        (8)   the incurrence of Indebtedness arising from agreements by any Subsidiary providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or a Subsidiary in accordance with the terms of the Indenture, other than Guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition.

        The maximum amount of Indebtedness that Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, due solely to fluctuations in the exchange rates of currencies.

        For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (8) above as of the date of incurrence thereof, or pursuant to any combination of the foregoing as of the date of incurrence thereof, the Issuer may, in its sole discretion, divide and classify (or later classify, reclassify or re-divide) in whole or in part, in its sole discretion, such item of Indebtedness in any manner that complies with this covenant. Accrual of interest or dividends, the accretion of accreted value or liquidation preference and the payment of interest or dividends in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of the covenant described under "—Limitation on Subsidiary Indebtedness."

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Rating Agencies" means Moody's, S&P and Fitch.

        "Rating Decline" means if on, or within 90 days after, the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies), the rating of the notes by at least one of the Rating Agencies shall be decreased by one or more gradations (including gradations within categories as well as between rating categories).

        "S&P" means Standard & Poor's Ratings Services or any successor to the rating agency business thereof.

        "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Issuer or any Subsidiary sells or transfers any property to any Person with the intention of taking back a lease of such property pursuant to which the rental payments are calculated to amortize the purchase price of such property substantially over the useful life thereof and such property is in fact so leased.

        "Significant Subsidiary" means a Subsidiary of the Issuer which would be a "significant subsidiary" within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission as in effect on the date of the Indenture, assuming the Issuer is the registrant referred to in such definition.

        "Specified Property" means any mineral property (other than inventory or receivables), concentrator, smelter, refinery or rod plant of the Issuer or any Subsidiary and any capital stock or

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Indebtedness of any Subsidiary directly owning any such property, concentrator, smelter, refinery or rod plant. This term excludes any mineral property, concentrator, smelter or refinery or rod plant of the Issuer or any Subsidiary that in the good faith opinion of the Issuer's board of directors is not materially important to the total business conducted by the Issuer and its Subsidiaries, taken as a whole.

        "Subsidiary" means any corporation or other business entity of which the Issuer owns or controls (either directly or through one or more other Subsidiaries) more than 50% of the issued share capital or other ownership interests, in each case having ordinary voting power to elect or appoint directors, managers or trustees of such corporation or other business entity (whether or not capital stock or other ownership interests or any other class or classes shall or might have voting power upon the occurrence of any contingency). For the avoidance of doubt, SCC Peru Branch shall not be considered a Subsidiary of the Issuer.

        "U.S. GAAP" means generally accepted accounting principles in the United States as in effect from time to time, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession in the United States.

        "Voting Stock" means capital stock issued by a corporation, or equivalent interests in any other Person, the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right to vote has been suspended by the happening of such a contingency.

Highly Leveraged Transactions

        Other than the limitations discussed under "—Limitation on Subsidiary Indebtedness," the Indenture does not include any debt covenants or other provisions which afford holders of the notes protection in the event of a highly leveraged transaction.

Reporting Requirements

        The Issuer shall provide the Trustee with the following:

        (i)    within 30 days after the Issuer is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Issuer may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended; or, if the Issuer is not required to file information, documents or reports pursuant to either of such sections, then to file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time to time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations; and

        (ii)   in accordance with the rules and regulations prescribed from time to time by the Commission, such additional information, documents and reports with respect to compliance by the Issuer with the conditions and covenants provided for in the Indenture, as may be required from time to time by such rules and regulations.

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Other Covenants

        The Indenture contains certain other covenants relating to, among other things, the maintenance of corporate existence and maintenance of books and records. Copies of the Indenture are available at the offices of the Issuer, Trustee and the Luxembourg Paying Agent and Transfer Agent.

Listing

        Application has been made for the notes to be admitted to listing on the EuroMTF section of the Luxembourg Stock Exchange. Any such listing may be discontinued at any time in the Issuer's sole discretion. If, as a result of the Transparency Directive or any legislation implementing the Transparency Directive, the Issuer could be required to publish financial information either more regularly than the Issuer would otherwise be required to or according to accounting principles which are materially different from the accounting principles which the Issuer would otherwise use to prepare its published financial information, the Issuer may delist the notes from the Luxembourg Stock Exchange in accordance with the rules of such exchange and seek an alternative admission to listing, trading and/or quotation for the notes on a different section of the Luxembourg Stock Exchange or by such other listing authority, stock exchange and/or quotation system inside or outside the European Union as the Issuer may decide.

Events of Default

        The Indenture will provide that each of the following events constitutes an Event of Default with respect to the notes:

        (i)    default in the payment of the principal of any note issued pursuant to such Indenture after any such principal becomes due in accordance with the terms thereof, upon redemption or otherwise; or default in the payment of any interest in respect of such notes if such default continues for 30 days after any such interest becomes due in accordance with the terms thereof;

        (ii)   failure to observe or perform any other covenant or agreement contained in the notes issued pursuant to such Indenture or such Indenture, and such failure continues for 60 days after notice, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in principal amount of the outstanding notes issued pursuant to such Indenture, specifying such failure and requiring it to be remedied and stating that such notice constitutes a notice of default under such Indenture;

        (iii)  the Issuer or any of its Significant Subsidiaries shall fail to pay when due (whether at maturity, upon redemption or acceleration or otherwise) the principal of any Indebtedness in excess, individually or in the aggregate of U.S.$50 million (or the equivalent thereof in other currencies), if such failure shall continue for more than the period of grace, if any, applicable thereto and the period for payment has not been expressly extended;

        (iv)  a decree or order by a court having jurisdiction shall have been entered adjudging the Issuer or any of its Significant Subsidiaries as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization or quiebra of or by the Issuer or any of its Significant Subsidiaries and such decree or order shall have continued undischarged or unstayed for a period of 120 days; or a decree or order of a court having jurisdiction for the appointment of a receiver or liquidator or conciliador or for the liquidation or dissolution of the Issuer or any of its Significant Subsidiaries, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 120 days; provided, however, that any Significant Subsidiary may be liquidated or dissolved if, pursuant to such liquidation or dissolution, all or substantially all of its assets are transferred to the Issuer or another Significant Subsidiary of the Issuer; or

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        (v)   the Issuer or any of its Significant Subsidiaries shall institute any proceeding to be adjudicated as voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization or quiebra, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or conciliador or trustee or assignee in bankruptcy or insolvency of it or its property.

        If an Event of Default specified in clause (iv) or (v) above shall occur, the maturity of all outstanding notes shall automatically be accelerated and the principal amount of the notes, together with accrued interest thereon, shall be immediately due and payable. If any other Event of Default shall occur and be continuing, the Trustee or the Holders of not less than 25% of the aggregate principal amount of the notes then outstanding may, by written notice to the Issuer (and to the Trustee if given by Holders), declare the principal amount of the notes, together with accrued interest thereon, immediately due and payable. The right of the Holders to give such acceleration notice shall terminate if the event giving rise to such right shall have been cured before such right is exercised. Any such declaration may be annulled and rescinded by written notice from the Trustee or the Holders of a majority of the aggregate principal amount of the notes then outstanding to the Issuer if all amounts then due with respect to the notes are paid (other than amount due solely because of such declaration) and all other defaults with respect to the notes are cured.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case the Issuer shall fail to comply with its obligations under the Indenture or the notes and such failure shall be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. The Holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, to the extent such action does not conflict with the provisions of the Indenture or applicable law.

        No Holder of any note will have any right to institute any proceeding with respect to the Indenture or the notes or for any remedy thereunder, unless such Holder has previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding notes shall have made a written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee, such Holder or Holders have offered to the Trustee reasonable indemnity, the Trustee for 60 days after receipt of such notice has failed to institute any such proceeding and no direction inconsistent with such request shall have been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding notes. However, such limitations do not apply to a suit individually instituted by a Holder of a note for enforcement of payment of the principal of, or interest on, such note on or after due dates expressed in such note.

Defeasance

        The Issuer may at any time terminate all of its obligations with respect to the notes ("defeasance"), except for certain obligations, including those regarding any trust established for a defeasance, to replace mutilated, destroyed, lost or stolen notes and to maintain agencies in respect of notes. The Issuer may at any time terminate its obligations under either Indenture under the covenants described above under "—Covenants" (other than the covenant described under "—Covenants—Consolidation, Merger, Sale or Conveyance"), and any omission to comply with such obligations shall not constitute a Default with respect to the notes issued under the Indenture ("covenant defeasance"). In order to exercise either defeasance or covenant defeasance, the Issuer must irrevocably deposit in trust, for the benefit of the Holders of the notes, with the Trustee money or U.S. government obligations, or a combination thereof in such amounts as will be sufficient to pay the principal of, and interest on such notes to the redemption date specified by the Issuer in accordance with the terms of

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the Indenture and comply with certain other conditions, including the delivery of an opinion as to certain tax matters.

Notices

        All notices shall be deemed to have been given (i) upon the mailing by first class mail, postage prepaid, of such notices to Holders of the notes at their registered addresses as recorded in the Register and (ii) for so long as the notes are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, upon publication in a leading newspaper of general circulation in Luxembourg, which is expected to be the d'Wort, or via an official information dissemination system managed by the Luxembourg Stock Exchange, in each case not later than the latest date, and not earlier than the earliest date, prescribed in the notes for the giving of such notice. The Trustee shall upon request forward to each registered Holder of notes the reports received by the Trustee as described above under "—Covenants—Reporting Requirements."

Amendments and Waivers

        The Indenture may be amended by the Trustee and the Issuer for the purpose of curing any ambiguity, or of curing, correcting or supplementing any defective provision contained therein, or in any manner which may be deemed necessary or desirable and which shall not adversely affect the interests of any of the Holders of the notes, in any material respect, to all of which each Holder of the notes shall, by acceptance thereof, consent.

        Modification and amendments to either Indenture or to the terms and conditions of the notes may also be made, and future compliance therewith or past default by the Issuer (other than a default in the payment of any amount, including in connection with a redemption, due on the notes or in respect of covenant or provision which cannot be modified and amended without the consent of the Holders of all notes so affected) may be waived, either with the written consent (including consents obtained in connection with a tender offer or exchange offer for the notes) of the Holders of at least a majority in aggregate principal amount of outstanding notes or by the adoption of resolutions at a meeting of Holders of the notes by the Holders of at least a majority of the outstanding notes, provided, however, that no such modification or amendment to the Indenture or to the terms and conditions of the notes, may, without the consent or the affirmative vote of the Holder of each note so affected, change any installment of interest with respect to any note or reduce the principal amount of or interest with respect to any note, change cash prices at which the notes may be redeemed by the Issuer; reduce the premium payable upon a Change of Control Triggering Event or, at any time after a Change of Control Triggering Event has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the notes must be repurchased pursuant to such Change of Control Offer; change the currency in which, or change the required place at which, payment with respect to principal of or interest with respect to notes is payable; change the time at which any note may be redeemed; or reduce the above-stated percentage of principal amount outstanding of notes required to modify or amend the Indenture or the terms or conditions of the notes or to waive any future compliance or past default.

Governing Law

        The notes and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination and Title

        The Issuer will initially appoint the Trustee at its office in New York City specified on the inside back cover hereof as Registrar, Principal Paying Agent and Transfer Agent for the new notes. In such

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capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of new notes represented by the global notes and accepting new notes for exchange and registration of transfer, (ii) ensuring that payments of principal (including cash in the case of a cash redemption by the Issuer) and interest in respect of the new notes received by the Trustee from the Issuer are duly paid to DTC or its nominee and (iii) transmitting to the Issuer any notices from Noteholders.

        The new notes will be issued in book-entry form in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000 in excess thereof. The new notes will initially be issued in the form of one or more global notes in definitive, fully registered book-entry form, without interest coupons, that will be deposited with, or on behalf of, the depositary or its nominee. No service charge will be made for any registration of transfer or exchange of new notes, but the Issuer or Trustee or other agent may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Global Notes

        Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global note to the accounts of persons who have accounts with DTC. Such accounts initially were designated by or on behalf of the initial purchasers of the old notes. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("DTC Participants") or persons who hold interests through DTC Participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of DTC Participants) and the records of DTC Participants (with respect to interests of persons other than DTC Participants).

        So long as DTC, or its nominee, is the registered owner or Holder of such global note, DTC or such nominee, as the case may be, will be considered the sole owner or Holder of the notes represented by such global note for all purposes under the Indenture and the notes. Unless DTC notifies the Issuer that it is unwilling or unable to continue as depositary for a global note or ceases to be a "clearing agency" registered under the Exchange Act, or the Issuer elects to discontinue use of the system of book-entry transfers through DTC or a successor depository, or an Event of Default (as defined above) has occurred and is continuing with respect to such note, owners of beneficial interests in a global note will not be entitled to have any portion of such global note registered in their names, will not receive or be entitled to receive physical delivery of notes in certificated form and will not be considered to be the owners or Holders of any notes under the Indenture or the notes. In addition, no beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's or its participant's applicable procedures.

        Payments of the principal and interest on individual notes represented by a global note registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global note representing such notes. None of the Issuer, the Trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising, or reviewing any records relating to such beneficial ownership interests. The Issuer expects that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit DTC Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note as shown on the records of DTC or its nominee. The Issuer also expects that payments by DTC Participants to owners of beneficial interests in such global note held through such DTC Participants will be governed by standing instructions and customary practices, as is now the

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case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC Participants.

        Transfers between DTC Participants will be effected in accordance with DTC rules and procedures and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and procedures.

        The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited because DTC can only act on behalf of DTC Participants, who in turn act on behalf of indirect participants and certain banks. Accordingly, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of each interest, may be affected by the lack of a physical certificate for such interest.

        Subject to compliance with the transfer restrictions applicable to the old notes, cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules and procedures on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels, Belgium time). Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a DTC Participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and the credit of any transactions in interests in a global note settled during such processing will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

        In order to insure the availability of Rule 144(k) under the Securities Act, the purchase agreement in connection with the old notes provides that any notes which are purchased or otherwise acquired by the Issuer or any of its subsidiaries may not be resold or otherwise transferred.

        DTC has advised the Issuer that it will take any action permitted to be taken by a Holder of notes (including, without limitation, the presentation of notes for transfer, exchange or conversion as described below) only at the direction of one or more DTC Participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, in the limited circumstances described herein, DTC will exchange the global note for certificated notes in definitive form, which it will distribute to DTC Participants. See "—Certificated Notes."

        DTC has advised the Issuer as follows: DTC will act as the depositary for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co., which is DTC's partnership

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nominee. Fully registered global note will be issued for the notes, in the aggregate principal amount of the issue, and will be deposited with DTC.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, including transfers and pledges, in deposited securities through electronic computerized book-entry changes to participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants of DTC include securities brokers and dealers, including the initial purchasers of the old notes, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to indirect participants, which includes securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

        To facilitate subsequent transfers, all global notes representing the notes which are deposited with, or on behalf of, DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of global notes with, or on behalf of, DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the global notes representing the notes; DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither DTC nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedure, DTC mails an omnibus proxy to the Issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.' s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

        DTC may discontinue providing its services as securities depositary with respect to the notes at any time by giving reasonable notice to the Issuer or the Trustee. Under such circumstances, in the event that a successor securities depositary is not obtained, certificated notes are required to be printed and delivered. See "—Certificated Notes."

        The Issuer may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depositary. In that event, certificated notes will be printed and delivered. See "—Certificated Notes."

        Although DTC, Euroclear and Clearstream have agreed to the procedures described above in order to facilitate transfers of interests in the global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the Trustee nor the Issuer will have any liability or responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

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Certificated Notes

        If DTC is at any time unwilling or unable to continue as a depositary for the reasons set forth under "—Global Notes" above and a successor depositary is not appointed by the Issuer within 90 days, the Issuer elects to discontinue use of the system of book-entry transfers through DTC or a successor securities depository, or an Event of Default has occurred and is continuing with respect to the notes, the Issuer will issue individual definitive notes, having the same maturity date and the same terms and conditions and of differing authorized denominations which will have the same aggregate principal amount, in registered form in exchange for the global notes. Upon any exchange for certificated notes, the certificated notes shall be registered in the names of the beneficial owners of the global notes representing the notes, which names shall be provided by DTC's relevant participants (as identified by DTC) to the Trustee.

        The Holder of a definitive note may transfer such note by surrendering it at the office or agency maintained by the Issuer for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of the Trustee or at the office of any Paying Agent including the office of the Luxembourg Paying Agent.

        Neither the Trustee nor any Registrar or Transfer Agent shall be required to register the transfer of or exchange definitive notes for a period from the record date to the due date for any payment of principal of, or interest on, the notes or register the transfer of or exchange any notes for 15 days prior to selection for redemption through the date of redemption.

        Prior to presentment of a note for registration of transfer (including a global Note), the Issuer, the Trustee and any agent of the Issuer or the Trustee may treat the person in whose name such note is registered as the owner or Holder of such note for the purpose of receiving payment of principal or interest on such note and for all other purposes whatsoever, whether or not such note is overdue, and none of the Issuer, the Trustee or any agent of the Issuer or the Trustee shall be affected by notice to the contrary.

Replacement of Notes

        In the event that any note shall become mutilated, defaced, destroyed, lost or stolen, the Issuer will execute and, upon the Issuer's request, the Trustee will authenticate and deliver a new note, of like tenor (including the same date of issuance) and equal principal amount, registered in the same manner, and bearing interest from the date to which interest has been paid on such note, in exchange and substitution for such note (upon surrender and cancellation thereof) or in lieu of and substitution for such note. In the event that such note is destroyed, lost or stolen, the applicant for a substitute note shall furnish to the Issuer and the Trustee such security or indemnity as may be required by them to hold each of them harmless, and, in every case of destruction, loss or theft of such note, the applicant shall also furnish to the Issuer and the Trustee satisfactory evidence of the destruction, loss or theft of such note and of the ownership thereof. Upon the issuance of any substituted note, the Issuer may require the payment by the registered holder thereof of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other fees and expenses (including the fees and expenses of the Trustee) connected therewith.

Trustee

        The Bank of New York is the Trustee under the Indenture. The Issuer may have normal banking relationships with the Bank of New York and its affiliates in the ordinary course of business. The address of the Trustee is 101 Barclay Street 21W, New York, New York 10286.

        The Indenture contains provisions for the indemnification of the Trustee and for its relief from responsibility. The obligations of the Trustee to any Holder of notes are subject to such immunities and rights as are set forth in the Indenture.

        The Trustee and any of its affiliates may hold notes in their own respective names.

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SUMMARY OF CERTAIN TAX CONSIDERATIONS

U.S. Federal Income Tax Considerations

        The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the new notes and the exchange of old notes for new notes. It deals only with purchasers that acquire and hold the notes as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, real estate investment trusts, regulated investment companies, tax exempt entities, financial institutions, insurance companies, persons holding the notes as a part of a hedging or conversion transaction or a straddle, or investors whose "functional currency" is not the U.S. dollar. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements, judicial decisions and Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. Persons considering the purchase or exchange of notes should consult their own tax advisors concerning the federal income tax consequences of holding the notes in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. The tax consequences of any Additional Notes may differ from the tax consequences described herein.

        As used herein, the term "U.S. Holder" means a beneficial owner of the notes who or which is, for U.S. federal income tax purposes, a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), or an estate or trust treated as a U.S. person under section 7701(a)(30) of the Code. The term "Non-U.S. Holder" means any beneficial owner of the notes that is not a U.S. Holder. If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of such entity and each partner will generally depend upon the status of the partner and the activities of the partnership. Such entities and partners in such entities should consult their tax advisors.

U.S. Holders

  Exchange of Notes

        The exchange of the old notes for the new notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes and, accordingly, for such purposes a U.S. holder will not recognize any taxable gain or loss as a result of such exchange and will have the same tax basis and holding period in the new notes as it had in the old notes immediately before the exchange.

  Interest

        Interest on the new notes will be taxed to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes.

  Amortizable Note Premium

        If a U.S. Holder purchases a note in a secondary market transaction for an amount in excess of, in general, the bond's principal amount, such U.S. Holder will be considered to have purchased such note with "amortizable note premium" equal in amount to such excess. Generally, a U.S. Holder may elect to amortize such premium as an offset to interest income, using a constant yield method. The premium amortization is calculated assuming that we will exercise redemption rights in a manner that maximizes the U.S. Holder's yield. A U.S. Holder that elects to amortize note premium must reduce its tax basis in the note by the amount of the premium used to offset interest income as set forth above. An election to amortize note premium applies to all taxable debt obligations held during or after the taxable year for which the election is made and may be revoked only with the consent of the IRS.

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  Market Discount

        If a U.S. Holder acquires a note in a secondary market transaction for an amount that is less than, in general, the bond's principal amount, the amount of such difference is treated as "market discount" for federal income tax purposes, unless such difference is considered to be de minimis as described in section 1278(a)(2)(C) of the Code. Under the market discount rules of the Code, a U.S. Holder is required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In general, the amount of market discount that has accrued is determined on a ratable basis although in certain circumstances an election may be made to accrue market discount on a constant interest basis. A U.S. Holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule set forth in the preceding sentence will not apply. Such an election will apply to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. Holder's tax basis in a note will be increased by the amount of market discount included in such U.S. Holder's income under such election. U.S. Holders of notes with market discount are urged to consult their tax advisors as to the tax consequences of ownership and disposition of the notes.

  Disposition of Notes

        A U.S. Holder who disposes of a note by sale, exchange for other property (other than the registered notes, as contemplated in "The Exchange Offer") or payment by us, generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other disposition (not including any amount attributable to accrued but unpaid interest) and the U.S. Holder's adjusted tax basis in the bond. Any amount attributable to accrued but unpaid interest will be treated as a payment of interest and taxed in the manner described above under "—U.S. Holders—Interest." Any amount attributable to accrued market discount that has not previously been included in income will be taxed in the manner described above under "—U.S. Holders—Market Discount." In general, the U.S. Holder's adjusted tax basis in a note will be equal to the purchase price of the note paid by the U.S. Holder (excluding any amount attributable to accrued but unpaid interest) increased by the amount of market discount previously included in the U.S. Holder's income with respect to the note and reduced by any note premium used to offset interest income as described above under "—U.S. Holders—Amortizable Note Premium."

        Gain or loss realized on the sale, exchange or retirement of a note generally will be capital gain or loss (subject to the market discount rules described above under "—U.S. Holders—Market Discount"), and will be long-term capital gain or loss if at the time of sale, exchange or retirement the note has been held for more than one year. For individuals, the excess of net long-term capital gains over net short-term capital losses generally is taxed at a lower rate than ordinary income. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Non-U.S. Holders

  Interest and Disposition of Notes

        In general, interest payments from a domestic corporation deriving at least 80 percent of its gross income from trades or businesses actively carried on outside the United States are treated as foreign source and therefore are exempt from U.S. federal withholding tax. However, for Non-U.S. Holders that also own, actually or constructively, 10 percent or more of the shares of SCC, interest payments

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are exempt from U.S. federal withholding tax only to the extent the interest payments are ratably allocable to the gross income of those trades or businesses. Currently, almost all of our gross income is from trades and or businesses actively carried on outside the United States. There can be no assurance, however, that this will continue to be the case. If we failed to meet the 80 percent requirement, interest payments would be treated as U.S. source, and we or a withholding agent would have to withhold U.S. federal withholding tax from the gross amount of any interest payment paid to a non-U.S. Holder at a rate of 30% subject to the discussion below.

        Subject to the discussion below concerning backup withholding, principal payments and interest payments that are treated as U.S. source (as discussed above) (including payments of additional interest, if any) made on, and gains from the sale, exchange or other disposition of, a note will not be subject to the withholding of United States federal income tax, provided that, in the case of interest:

  •
  the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of voting stock of the issuer;

  •
  the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to the issuer through stock ownership;

  •
  the Non-U.S. Holder is not a bank receiving interest described in section 881(c)(3)(A) of the Code; and

  •
  the certification requirements under section 871(h) or section 881(c) of the Code and the Treasury Regulations thereunder, summarized below, are met.

        Sections 871(h) and 881(c) of the Code and Treasury Regulations thereunder require that, in order to obtain the exemption from withholding described above, either:

  •
  the beneficial owner of the note must certify, under penalties of perjury, to the withholding agent that such owner is a Non-U.S. Holder and must provide such owner's name, address and U.S. taxpayer identification number, if any, and otherwise satisfy documentary evidence requirements;

  •
  a financial institution that holds customers' securities in the ordinary course of business and holds a note must certify to the withholding agent that appropriate certification has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and generally furnish the withholding agent with a copy thereof; or

  •
  the Non-U.S. Holder must provide such certification to a "qualified intermediary" or a "withholding foreign partnership" and certain other conditions must be met.

        A Non-U.S. Holder may give the certification described above on IRS Form W-8BEN, which generally is effective (i) for the remainder of the year of signature plus three full calendar years, unless a change in circumstances makes any information on the form incorrect, if the Non-U.S. Holder's taxpayer identification number is not provided or (ii) until a change in circumstances makes any information on the form incorrect if the Non-U.S. Holder's taxpayer identification number is provided. Special rules apply to foreign partnerships. In general, a foreign non-withholding partnership will be required to provide a properly executed IRS Form W-8IMY and attach thereto an appropriate certification from each partner. Partners in foreign partnerships are urged to consult their tax advisors.

        Even if a Non-U.S. Holder does not meet the above requirements, interest payments will not be subject to the withholding of federal income tax if the Non-U.S. Holder certifies that either (i) an applicable tax treaty exempts, or provides for a reduction in, withholding or (ii) interest paid on a note is effectively connected with the holder's trade or business in the United States and therefore is not subject to withholding (as described in greater detail below).

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        If a Non-U.S. Holder is engaged in a trade or business in the United States, and if interest on a note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from withholding of federal income tax, will generally be subject to regular federal income tax on such interest in the same manner as if such holder were a U.S. Holder. In lieu of providing an IRS Form W-8BEN, such a Non-U.S. Holder will be required to provide the withholding agent with a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to branch profits tax equal to 30%, or such lower rate as may be provided by an applicable treaty, of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

        A Non-U.S. Holder will not be subject to federal income tax on any gain realized on the sale, exchange or disposition of a note (except to the extent that such gain is attributable to accrued but unpaid interest) unless the gain is effectively connected with such holder's trade or business in the United States or, if the holder is an individual, such holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or disposition and certain other conditions are met. The branch profits tax described above may apply to gain effectively connected with a U.S. trade or business of a foreign corporation.

Backup Withholding and Information Reporting

        U.S. Holders.    Information reporting requirements apply to interest and principal payments made to, and to the proceeds of sales before maturity by, certain non-corporate U.S. Holders. In addition, backup withholding is required unless a U.S. Holder furnishes a correct taxpayer identification number (which for an individual is the Social Security Number) and certifies, under penalties of perjury, that he or she is not subject to backup withholding on an IRS Form W-9 and otherwise complies with applicable requirements of the backup withholding rules. The current rate of backup withholding is 28% of the amount paid. Backup withholding does not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Any amounts withheld under the backup withholding rules may be allowed as a credit against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS.

        Non-U.S. Holders.    Generally, backup withholding tax does not apply to payments of interest and principal made to, and the proceeds of sales before maturity by, a Non-U.S. Holder if such Non-U.S. Holder certifies (on IRS Form W-8BEN or other appropriate form) its Non-U.S. Holder status. However, information reporting on IRS Form 1042-S will generally apply to payments of interest made on the notes. Information reporting will also apply to payments made within the United States on the sale, exchange (other than an exchange of a note for a registered bond), redemption, retirement or other disposition of a bond. Information reporting may apply to payments made outside the United States on the sale, exchange, redemption, retirement or other disposition of a bond, if payment is made by a payor that is, for federal income tax purposes (i) a U.S. person, (ii) a controlled foreign corporation, (iii) a U.S. branch of a foreign bank or foreign insurance company, (iv) a foreign partnership controlled by U.S. persons or engaged in a U.S. trade or business or (v) a foreign person, 50% or more of whose gross income is effectively connected with the conduct of a U.S. trade or business for a specified three-year period, unless such payor has in its records documentary evidence that the beneficial owner is not a U.S. Holder and certain other conditions are met or the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a credit against a noteholder's federal income tax liability, provided that the required information is furnished to the IRS.

        The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a Holder's particular situation. Prospective purchasers of the notes should consult their own tax advisors with respect to the tax consequences to them of the

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acquisition, ownership and disposition of the notes, including the tax consequences under state, local, estate, foreign and other tax laws and the possible effects of changes in U.S. or other tax laws.

Mexican and Peruvian Withholding Tax Considerations

        The profits from our foreign operations are the sole source of the interest payments made on our notes. We carry on substantial mining activities in Peru through a registered branch. A registered branch is not a separate entity for U.S. federal income tax purposes, but is treated as a separate entity for Peruvian income tax purposes. Our controlling stockholder is a Mexican corporation. Decisions affecting our operations are made in Mexico and Peru. We have received opinions from Peruvian and Mexican counsel that no withholding taxes in either jurisdiction will apply to interest payments we make on the notes. However, we can provide no assurance that the Peruvian and Mexican taxing authorities will not take a different position, or that the withholding tax rules will not change in the future. If a withholding tax were applied by Peruvian or Mexican authorities on payments we made to a Holder of our notes, we would be obligated to withhold the required amount, and we would be under no obligation to pay any additional amounts so that the net amount such Holder received would be the amount specified in the note. The amount of the interest payment received by such Holder would therefore be reduced.

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PLAN OF DISTRIBUTION

        The following requirements apply only to participating broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

        Each participating broker-dealer that receives new notes for its own account in connection with the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a participating broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will furnish at least one copy of this prospectus, as amended or supplemented, to any participating broker-dealer, and if the participating broker-dealer so requests in writing, all materials incorporated by reference in the prospectus and all exhibits thereto for use in connection with any such resale.

        We will not receive any proceeds from any sale of new notes by participating broker-dealers or any other holder of new notes. New notes received by participating broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any of these broker-dealers and/or the purchasers of any such new notes. Any participating broker-dealer that resells new notes that were received by it for its own account in the exchange offer or participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on their resale of new notes and any commissions or concessions received by them may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver a prospectus and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        The new notes will constitute a new issue of securities with no established trading market. Application has been made to list the new notes on the Luxembourg Stock Exchange. No assurance can be given that an active public or other market will develop for the new notes or as to the liquidity of or the trading market for the new notes. If a trading market does not develop or is not maintained, holders of the new notes may experience difficulty in reselling the new notes or may be unable to sell them at all. If a market for the new notes develops, any such market may cease to continue at any time. In addition, if a market for the new notes develops, the market prices of the new notes may be volatile. Factors such as fluctuations in our earnings and cash flow, the difference between our actual results and results expected by investors and analysts and Mexican, Peruvian and U.S. currency and economic developments could cause the market prices of the new notes to fluctuate substantially.

        For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any participating broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable expenses of one counsel for the holders of the old notes, other than commissions or concessions of any brokers or dealers. In addition, we will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

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LEGAL MATTERS

        The validity of the new notes will be passed upon for us by Milbank, Tweed, Hadley & McCloy LLP, our special U.S. counsel.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The audited consolidated combined financial statements as of December 31, 2004 and 2005 and for each of the three years in the period ended December 31, 2005, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers, S.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers, S.C. is a member of the Mexican Institute of Public Accountants. With respect to the unaudited consolidated combined financial information for the three month periods ended March 31, 2005 and 2006, attached as an exhibit to this prospectus in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, PricewaterhouseCoopers, S.C. reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 2, 2005, attached as an exhibit to this prospectus in our Form 10-Q for the quarter ended March 31, 2006, states that they did not audit and they do not express an opinion on that unaudited combined financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers, S.C. is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers, S.C. within the meaning of Sections 7 and 11 of the Act.

        Our selected historical financial information for the year ended December 31, 2001, which is attached as an exhibit to this prospectus in our Annual Report on Form 10-K/A for 2005, is derived from our financial statements that were audited by Arthur Andersen (Mexico), independent certified public accountants. Subsequently, Arthur Andersen (Mexico) has ceased to audit publicly-held companies.

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GLOSSARY OF MINING TERMS

Below we provide definitions of certain mining terms used in this prospectus.

Alloy	A compound of two or more metals.
Aluminum	A light, malleable metal that is a good conductor of electricity. Commonly found in nature in oxidized form, bauxite.
Anode	The positive electrode at which oxidization occurs in an electrolysis reaction.
Anode Copper
In a copper smelter, the blister copper which has undergone further refinement to remove impurities. In an anode furnace, the blister copper is blown with air and natural gas to upgrade its purity to approximately 99.0% for copper. It is then cast into copper slabs that are shipped to an electrolytic refinery.
Anode Furnace	A furnace in which blister copper is refined into anode copper.
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Bench	The horizontal floor cuttings along which mining progresses in an open-pit mine. As the pit progresses to lower levels, safety benches are left in the walls to catch any rock falling from above.
Blast Furnace	A reaction vessel in which mixed charges of sulfide, fluxes and fuels are blown with a continuous blast of hot air and oxygen-enriched air for the chemical reduction of metals to their metallic state.
Blasthole	A drill hole in a mine that is filled with explosives in order to blast loose a quantity of rock.
Blasting	Technique to break ore in an underground or open-pit mine.
Blister Copper
A crude form of copper (assaying about 99%) produced in a smelter that requires further refining before being used for industrial purposes. The name is derived from the large blisters that form on the cast surface as a result of the liberation of sulfur dioxide and other gases.
Brownfield	Development projects in existing properties.
Cadmium	A metal used in metal-protecting alloys; often produced as a byproduct of zinc refining.
Casting	The act of pouring molten metal into a mold to produce an object of desired shape.
Cathode	In the electrolytic refining process, the refined copper that has been deposited in the cathode, starting from an anode in an acid solution of copper sulfate.
Coal	A carbonaceous rock mined for use as a fuel.
Coke	Fuel source comprised of bituminous coal from which the volatile elements have been eliminated by heat in a coking plant.
Concentrate	A fine, powdery intermediate product of the milling process formed by separating a valuable metal from waste.

Concentration	The process by which ore is separated into metal concentrates and reject material through processes such as crushing, grinding and flotation. Concentrates are shipped to a smelter.
Concentrator	The facility in which ore is processed to separate minerals from the host rock.
Continuous Miner	A piece of mining equipment that produces a continuous flow of ore from the working face.
Converter	In copper smelting, a furnace used to separate copper metal from matte.
Copper	Very malleable and ductile red metal that is a good conductor of electricity.
Copper Concentrates	A product of the concentrator usually containing 20% to 30% copper. It is the raw material for smelting.
Crusher (primary, secondary, tertiary)	A machine for crushing rock, ore or other material.
Crushing and Grinding	The process by which ore is broken into small pieces to prepare it for further processing.
Cut-and-Fill	A method of excavating ore material in a stope and its replacement with waste material or tailings from a concentrator.
Cut-Off Grade	The lowest grade of mineralized material considered economic. Cut-off grade is used in the calculation of the ore reserves for a given deposit.
Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify as a commercially mineable ore body, or as containing ore reserves, until final legal, technical and economic factors have been resolved.
Development	Activities related to a mineral deposit commencing at the point economically recoverable reserves can reasonably be estimated to exist and generally continuing until commercial production begins.
Diamond	The hardest known mineral, composed of pure carbon; low-quality diamonds are used to make bits for diamond drilling in rock.
Diamond-Drilling	Rotary rock drilling that cuts a core of rock that is recovered in long cylindrical sections, 2 centimeters or more in diameter.
Die	A tool used to give a shape to material based on the shape of the tool itself.
Dilution (extracting loss)	The process by which the rock removed along with the ore in the mining process lowers the grade of the ore.
Drawing	Reducing the cross section of wire by pulling it through a die.
Dump	A pile of broken rock or ore on the earth's surface.
Electrolysis	Copper that has been refined by electrolytic deposition.

Electrolytic Refining
Copper anodes are placed alternatively with refined copper sheets in a tank through which a copper sulfate solution and sulfuric acid are circulated. A low voltage current is then introduced, causing copper to transfer from anodes to the pure copper sheets, producing 99.9% copper cathodes. Impurities, often containing precious metals, settle to the bottom of the tank.
Electrowinning	The process of removal of copper from solution by the action of electric currents.
Environmental Impact Study (EIS)	A written report, compiled prior to a production decision, that examines the effects proposed mining activities will have on the natural surroundings.
Exploration	Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.
Flotation
A process for concentrating materials based on the selective adhesion of certain minerals to air bubbles in a mixture of water and ground-up ore. When the right chemicals are added to a frothy water bath of ore that has been ground to a fine powder, the minerals will float to the surface. The metal-rich flotation concentrate is then skimmed off the surface.
Flotation Cell	Appliance in which froth flotation of ores is performed.
Geology	The science concerned with the study of the rocks which compose the earth.
Gold	A very ductile and malleable, brilliant yellow precious metal that is resistant to air and water corrosion.
Grade	The percentage of metal content in ore.
Greenfield	New development or "grass roots" projects.
Grinding	Means of reducing ore into very small particles by means of pressure or impact. Different types of grinders are used in the processing plant to obtain the desired dimension.
Gyratory Crusher	A machine that crushes ore between an eccentrically mounted crushing cone and fixed crushing throat. Typically has a higher capacity than a jaw crusher.
Hectare	An area of land equivalent to 10,000 square meters or 2.471 acres.
High Grade	Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.
Hoist	The machine used for raising and lowering the cage or other conveyance in a shaft.
Host Rock	The rock surrounding an ore deposit.

Isasmelt
Technology for smelting non-ferrous metals, applications of which for copper are practiced at ISA's plant, based on plant and equipment of Xstrata and ISA's design including that for feed preparation, the smelting vessel, lance burner system, equipment for metal and slag lapping and handling, the specifications for refractories, and for flues and gas cooling and gas cleaning.
Leachable	Extractable by chemical solvents.
Leaching	A chemical process by which a soluble metallic compound is extracted from ore by dissolving the metals in a solvent.
Lead
A heavy, soft, malleable, ductile but inelastic bluish-white metallic element found mostly in combination and used in pipes, cable sheaths, batteries, solder, type metal, and shields against radioactivity.
London Metal Exchange (LME)	A major bidding market for base metals that operates daily in London.
Magnesium	A malleable and ductile silvery-white metal that is used in alloys.
Matte	The product produced in smelting sulfide ores of copper and lead or the smelting of copper bearing materials, usually in a reverberatory.
Mill	A plant in which ore is treated and metals are recovered or prepared for smelting; also a revolving drum used for the grinding of ores in preparation for treatment.
Milling	A treatment process involving fine grinding of ore followed by extraction of minerals.
Mine	Mines are the source of mineral-bearing material found near the surface or deep in the ground.
Mineral	A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.
Mineral Deposit or Mineralized Material
A mineralized underground body that has been intersected by a sufficient number of closely-spaced drill holes and/or underground sampling to support sufficient tonnage and ore grade to warrant further exploration or development. Mineral deposits or mineralized materials do not qualify as a commercially mineable ore reserves (e.g., probable reserves or proven reserves), as prescribed under standards of the Commission, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results has been concluded.
Mineralization	A deposit of rock containing one or more minerals for which the economics of recovery have not yet been established.
Molybdenum	An element often found in copper porphyry deposits. It is used extensively in steels particularly grinding steels and as a filament material.
Nickel	A silvery-white metal that is very resistant and stable at ambient temperatures.

Open-Pit Mine	A mine that is entirely on the surface. Also referred to as an open-cut or open-cast mine.
Ore	A mineral or aggregate of minerals from which metal can be economically mined or extracted.
Ore Body	A natural concentration of valuable material that can be extracted and sold at a profit.
Ore Reserves	The calculated tonnage and grade of mineralization that can be extracted profitably; classified as possible, probable and proven according to the level of confidence that can be placed in the data.
Ounce	A unit of mass. In the precious metals industry, an ounce means a troy ounce equal to 31.1035 grams.
Overburden	Waste material overlying ore in an open-pit mine.
Oxide	That portion of a mineral deposit within which sulfide minerals have been oxidized, usually by surface weathering processes.
Pillar	A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.
Porphyry	Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.
Porphyry Copper Deposit	A disseminated large-tonnage, low-grade deposit in which the copper minerals occur as discrete grains and veinlets throughout a large volume of rock.
Precious Metals	High value metals including gold, silver, platinum and palladium.
Probable Reserves
Reserves for which quantity and grade and are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.
Project
A project is a prospect that after the initial drilling program indicates the existence of a possible ore deposit that requires further evaluation through an extensive drilling program to continue with the evaluation.
Prospect	A prospect is the initial stage of a geological evaluation of a possible project that requires drilling to evaluate.
Proven Reserves
Reserves for which (a) quantities are computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b) grade and/or quality are computed from the results of detailed sampling; and (c) sites for inspection, sampling and measurement are spaced so closely and the geologic character is sufficiently defined that the size, shape, depth and mineral content of the reserves are well established.
Reclamation	The restoration of a site after mining or exploration activity is completed.
Recovery	The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

Refinery	A metallurgical plant in which the refining of metals takes place.
Refining	Purifying the matte or impure metal undertaken to obtain a pure metal or mixture with specific properties.
Refining Charge	The fees charged by a refinery for purifying crude metallic products.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Rock	A mass containing a combination of minerals.
Room-and-Pillar Mining	A method of mining flat-lying ore deposits in which the mined-out area, or rooms, are separated by pillars of approximately the same size.
Royalty
An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
Sample	A small portion of rock or a mineral deposit taken so that the metal content can be determined by assaying.
Sampling	Selecting a fractional but representative part of a mineral deposit for analysis.
Shaft
A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top that lowers and raises a conveyance for handling workers and materials.
Shrinkage Stoping	A stoping method which uses part of the broken ore as a working platform and as support for the walls of the stope.
Silver	A very malleable metal found naturally in an uncombined state or with other metals.
Slag	The vitreous mass separated from the fused metals in the smelting process.
Slimes	Material discharged from a refinery after the primary valuable minerals have been recovered. Slimes may contain quantities of gold and silver.
Smelter	A metallurgical plant in which the smelting of the concentrates and ore takes place.
Smelting	A pyro-metallurgical process of separating metal by fusion from those impurities with which it may be chemically combined or physically mixed.
Solvent Extraction	A method of separating one or more metals from ore by treating a solution containing the ore with a solvent that dissolves the required substances.
Solvent Extraction/Electrowinning
A metallurgical technique, so far applied only to copper ores, in which metal is (SX/EW) dissolved from rock using organic solvents and recovered from the resulting solution by electrolysis. (A combination of solvent extraction and electrowinning.)
Sphalerite	A zinc sulfide mineral; the most common ore mineral of zinc.

Station	An enlargement of a shaft made for the storage and handling of equipment and for driving drifts at that elevation.
Stope	The working area in a mine from which ore is extracted.
Stripping	The process of removing overburden to expose ore.
Stripping Ratio	The ratio of waste materials plus leaching ore to ore mined in the material moved in an open-pit operation.
Sulfide Ore	Ore characterized by the inclusion of metal in the crystal structure of a sulfide mineral.
Tailings
Material rejected from a mill after the valuable minerals have been recovered. Changes in metal prices and improvements in technology can sometimes make the tailings economical to reprocess at a later date.
Tailings Dam (pond)
A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.
Toll Arrangement
A contractual arrangement for the treatment of any material in a smelter or refinery under which metal content of the smelted or refined product is returned or credited to the account of the customer of such smelter or refinery.
Ton (metric ton)	A unit of mass equivalent to 1,000 kilograms or 2,204.6 pounds.
Treatment and Refining Charges	Charges levied by smelter/refineries for the treatment of concentrate from mines. Particularly applicable to copper, lead and zinc.
Troy ounce	Universal unit measure of mass for precious metals equal to 31.1035 grams. One troy ounce equals 1.09714 avoirdupois, or normal, ounces.
Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.
Waste	Rock lacking sufficient grade and/or other characteristics of ore to be economically mined.
Wire Rod	A continuous length of metal for subsequent drawing into wire.
Zinc	Bluish-white hard metal, occurring in various minerals, such as sphalerite.

Annex B: 2005 Form 10-K/A

B-1

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

2005 FORM 10-K/A

Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005	Commission File Number: 1-14066

SOUTHERN COPPER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3849074
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2575 East Camelback Rd. Phoenix, AZ	85016
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (602) 977-6595

Securities registered pursuant to Section 12(b) of the Act:

Title of each class			Name of each exchange on which registered
Stock, par value $0.01 per share			New York Stock Exchange Lima Stock Exchange
$200,000,000	6.375%	Notes due 2015	Luxembourg Stock Exchange
$600,000,000	7.500%	Notes due 2035	Luxembourg Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐             No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15d of the Act.

Yes ☐             No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒             No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).

Yes ☐             No ☒

As of January 31, 2006, there were of record 147,228,025 shares of Common Stock, par value $0.01 per share, outstanding, and the aggregate market value of the shares of Common Stock (based upon the closing price on such date as reported on the New York Stock Exchange - Composite Transactions) of Southern Copper Corporation held by non affiliates was approximately $3,194.1 million.

PORTIONS OF THE FOLLOWING DOCUMENTS ARE INCORPORATED BY REFERENCE:

Part III:	Proxy statement in connection with the 2006 Annual Meeting of Stockholders

Part IV:	Exhibit index is on Page B1 through B2.

EXPLANATORY NOTE

Southern Copper Corporation (“SCC”) is filing this Amendment No. 1 on Form 10-K/A to correct several typographical or computational errors in our Annual Report on Form 10-K for the year ended December 31, 2005 (the “Annual Report”) filed on March 13, 2006 (“Original Filing”) with the Securities and Exchange Commission. For the convenience of the reader, SCC has determined to re-file the entire Annual Report as corrected.

The most important corrections are as follows:

On page A24, the National Water Commission was incorrectly abbreviated as “CAN” and has been corrected to “CNA”.

On page A43, the average drill-hole spacing for proven sulfide reserves in Cuajone and Toquepala as of December 31, 2005 were incorrectly stated as 71.45 meters and 78.72 meters, respectively and have been corrected to 80.32 meters and 88.68 meters, respectively. The average drill-hole spacing for probable sulfide reserves in Cuajone and Toquepala as of December 31, 2005 were incorrectly stated as 111.09 meters and 110.63 meters, respectively and have been corrected to 120.48 meters and 120.92 meters, respectively.

On page A73, under Cash Flows from Investing Activities, the amount of capital expenditures used for equipment replacements and upgrades for the Mexican operations for 2005 was incorrectly stated as $140.5 million and has been corrected to $148.7 million. Under Cash Flows from Financing Activities, the amount of distribution to our shareholders in 2005 was incorrectly stated as $853.6 million and has been corrected to $853.9 million.

On page A74, under Financing the aggregate amount of the 7.5% old notes due 2035 was incorrectly stated as $595.5 million and has been corrected to $590.5 million.

On page A82, on the Consolidated Combined Statement of Changes in Stockholder’s Equity, under Additional Paid-in Capital, the balance at the beginning of the year of 2003 was incorrectly stated as 365,865 and has been corrected to 635,865.

On page A87, under Foreign exchange, the amount of gains and (losses) resulting from foreign currency transactions, excluding depreciation, amortization and depletion was incorrectly stated as $9.9 million for 2005, and has been corrected to $(12.1) million.

On page A114, under Note 17 - Concentration of Risk, the percentage that one customer represented of our trade receivable balances at December 31, 2005 was incorrectly stated as 6.9% and has been corrected to 14.6%.

On page A129, under Schedule II, the balance of supplies at the end of period of December 31, 2005 was incorrectly stated as $23.6 million and has been corrected to $23.4 million.

On page B3, Exhibit 10.4 (Directors’ Stock Award Plan), the number of shares that have been awarded under the Directors’ Stock Award Plan at December 31, 2005 were incorrectly stated as 32,200 shares and have been corrected to 31,200 shares.

Additionally, SCC has corrected several minor typographical errors in the Original Filing.

Except for the matters described above, this amendment does not modify or update disclosures in the Original Filing. Furthermore, except for the matters described above, this amendment does not change any previously reported financial results, nor does it reflect events occurring after the date of the Original Filing. This amendment does not affect the timeliness of the original filing to which this amendment relates.

PART I

Item 1. Business

MINE ACCIDENT

On Sunday, February 19, 2006, at about 2:00 am, a gas explosion occurred at our Pasta de Conchos coal mine, located in the San Juan Sabinas municipality, in the state of Coahuila, Mexico. The explosion caused a cave-in at three of the main tunnels leading into the mine. Initially 11 of our miners were rescued, some with minor injuries and some unharmed. Regrettably, 65 of our miners remained trapped. Our crews, with assistance from the Mexican army, regional industry and support from the government of Coahuila, worked around the clock to reach and rescue our men. As work progressed, the build up of methane gas made it apparent that any chance of our men remaining alive was hopeless. Commencing on Saturday, February 25 our efforts have been redefined as a mission to recover the bodies of our men so that their families can have the solace of proper burial. We honor the memory of these men –

Javier Perez Aguilar	Ignacio Hernandez Lopez	Julian Martinez Ojeda
Amado Rosales Hernandez	Jorge Antonio Moreno Tovar	Raul Villasana Cantu
Jesus Morales Boone	Juan Manuel Rosas Hernandez	Eliud Valero Valero
Lauro Olacio Zarazu	Jesus Alvarez Flota	Juan Antonio Cardenas Limon
Guillermo Iglesias Ramos	Agustin Botello Hernandez	Gilberto Rios Salazar
Adrian Barboza Alvarez	Jorge Bladimir Muñoz D.	Guillermo Ortiz Mora
Jose Luis Calvillo H.	Ignacio Campos Rosales	Mario de Jesus Cordero A.
Oscar Javier Cerda Espinoza	Juan Antonio Cruz Garcia	Jose Porfirio Cibrian M.
Jose Angel Guzman Franco	Juan Fernando Garcia M.	Jose Ramon Hernandez Ramos
Roberto Zapata Gonzalez	Jesus Cortez Ibarra	Juan Raul Artega Garcia
Mario Alberto Ruiz Ramos	Tomas Patlan Martinez	Luis Jorge de Hoyos Marquez
Pedro Doñez Posada	Juan Arturo Salazar Olvera	Mauro Antonio Sanchez Rocha
Ricardo Hernandez Rocha	Felipe de Jesus Torres R.	Ernesto de la Cruz Sanchez
Jesus Armando Rodriguez T.	Feliciano Vazquez Posada	Jose Alfredo Silva C.
Jesus Alberto de Leon C.	Pablo Soto Nieto	Jorge Arturo Ortega Jimenez
Fermin Tavares Garza	Hugo Ramirez Garcia	Juan Ramon Barrientos G.
Jose Guadalupe Garcia M.	Jose Alfredo Ordoñez M.	Arturo Garcia Diaz
Rolando Alcocer Soria	Margarito Cruz Rios	Juan Martin Gomez Martinez
Roberto Guerrero Ramirez	Gregorio Rangel Ocura	Reyes Cuevas Silva
Gil Rico Montelongo	Margarito Zamarron Alfaro	Jose Armando Castillo M.
Isidoro Briseño Rios	Jose Manuel Peña Saucedo	Jose Isabel Mijares Yañez
Jesus Viera Armendariz	Jose Eduardo Martinez B.

THE COMPANY

We are a leading integrated producer of copper, molybdenum, zinc and silver. All of our mining, smelting and refining facilities are located in Peru and in Mexico and we conduct exploration activities in those countries and Chile. See “Review of Operations” for maps of our principal mines, smelting facilities and refineries. Our operations make us the largest mining company in Peru and also in Mexico. We are the largest publicly traded copper mining company in the world based on reserves and the fifth largest copper mining company in the world based on 2004 sales. We were incorporated in Delaware in 1952 and have conducted copper mining operations since 1960. Since 1996, our common stock has been listed on both the New York Stock Exchange and the Lima Stock Exchange.

Our Peruvian copper operations involve mining, milling and flotation of copper ore to produce copper concentrates and molybdenum concentrates; the smelting of copper concentrates to produce blister copper and beginning in the first quarter of 2006 copper anodes; and the refining of blister copper/anode copper to produce copper cathodes. As part of this production process, we also produce significant amounts of molybdenum and silver. We also produce refined copper using SX/EW technology. We operate the Toquepala and Cuajone mines high in the Andes mountains, approximately 984 kilometers southeast of the city of Lima, Peru. We also operate a smelter and refinery west of the Toquepala and Cuajone mines in the city of Ilo, Peru.

Our Mexican operations are conducted through our subsidiary, Minera México S.A. de C.V. (“Minera Mexico”), which we acquired on April 1, 2005. Minera México engages principally in the mining and processing of copper, zinc, silver, gold, lead and molybdenum. Minera México operates through subsidiaries that are grouped into three separate units. Mexicana de Cobre S.A. de C.V. (together with its subsidiaries, the “Mexcobre Unit”) operates an open-pit copper mine, a copper ore concentrator, a SX/EW plant, a smelter, refinery and rod plant. Mexicana de Cananea S.A. de C.V. (together with its subsidiaries, the “Cananea Unit”) operates an open-pit copper mine, which is located at the site of one of the world’s largest copper ore deposits, a copper concentrator and two SX/EW plants. Industrial Minera México, S.A. de C.V. (“Immsa”) and Minerales Metálicos del Norte, S.A. (together with Immsa and its subsidiaries, the “Immsa Unit”) operate five underground mines that produce zinc, lead, copper, silver and gold, a coal and coke mine and several industrial processing facilities for zinc and copper.

We utilize many up-to-date mining and processing methods, including global positioning systems and computerized mining operations. Our operations have a high level of vertical integration that allows us to manage the entire production process, from the mining of the ore to the production of refined copper and other products and most related transport and logistics functions, using our own facilities, employees and equipment.

The sales prices for our products are largely determined by market forces outside of our control. For additional information on the pricing of the metals we produce, please see “Metal prices”. Our management, therefore, focuses on cost control and production enhancement to improve profitability. We achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our focus is on seeking to remain profitable during periods of low copper prices and maximizing results in periods of high copper prices.

Currency Information:

Unless stated otherwise, references herein to “U.S. dollars”, “dollars”, or “$” are to U.S. dollars; references to “S/.”, “nuevo sol” or “nuevos soles”, are to Peruvian Nuevos Soles; and references to “peso”, “pesos”, or “Ps.”, are to Mexican pesos.

Unit Information:

Unless otherwise noted, all tonnages are in metric tons. To convert to short tons, multiply by 1.102. All ounces are troy ounces. All distances are in kilometers. To convert to miles, multiply by 0.621. To convert hectares to acres, multiply by 2.47.

ORGANIZATIONAL STRUCTURE

The following is a chart describing Grupo México S.A. de C.V. (“Grupo Mexico”), its ownership of us and our ownership of our recently acquired Minera México subsidiary. For clarity of presentation, the chart identifies only principal subsidiaries and eliminates intermediate holding companies.

We are a majority-owned, indirect subsidiary of Grupo México. Through its wholly-owned subsidiaries, Grupo México currently owns approximately 75.1% of our capital stock. Grupo México’s principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway and other related services.

We conduct our operations in Peru through a registered branch (the “SPCC Peru Branch”). The SPCC Peru Branch comprises substantially all of our assets and liabilities associated with our copper operations in Peru. The SPCC Peru Branch is not a corporation separate from us and, therefore, obligations of SPCC Peru Branch are direct obligations of SCC and vice-versa. It is, however, an establishment, registered pursuant to Peruvian law, through which we hold assets, incur liabilities and conduct operations in Peru. Although it has neither its own capital nor liability separate from us, it is deemed to have equity capital for purposes of determining the economic interests of holders of our investment shares.

On April 1, 2005, we acquired Minera México, the largest mining company in Mexico on a stand-alone basis, from Americas Mining Corporation (“AMC”), a subsidiary of Grupo México, our controlling stockholder. Minera México is a holding company and all of its operations are conducted through subsidiaries that are grouped into three separate units: (i) the Mexcobre Unit, (ii) the Cananea Unit and (iii) the Immsa Unit. We now own 99.95% of Minera Mexico.

CAUTIONARY STATEMENT

Forward-looking statements in this report and in other Company statements include statements regarding expected commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates, operating efficiencies, costs and expenditures as well as projected demand or supply for the Company’s products. Actual results could differ materially depending upon factors including the risks and uncertainties relating to general U.S. and international economic and political conditions, the cyclical and volatile prices of copper, other commodities and supplies, including fuel and electricity, availability of materials, insurance coverage, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, lower than expected ore grades, water and geological problems, the failure of equipment or processes to operate in accordance with specifications, failure to obtain financial assurance to meet closure and remediation obligations, labor relations, litigation and environmental risks, as well as political and economic risk associated with foreign operations. Results of operations are directly affected by metals prices on commodity exchanges, which can be volatile.

Additional business information follows:

COPPER BUSINESS

Copper is the world’s third most widely used metal and an important component in the world’s infrastructure. Copper has unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility that has made it a superior material for use in the electrical energy, telecommunications, building construction, transportation and industrial machinery businesses. Copper is also an important metal in non-electrical applications such as plumbing, roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications.

Copper industry fundamentals, including copper demand, price levels and stocks, strengthened in late 2003 and copper prices have continued to improve in 2004 and 2005 from the 15-year price lows set during 2002.

BUSINESS REPORTING SEGMENTS:

Our Company operates in a single industry, the copper industry. With the acquisition of Minera Mexico in April 2005, we determined that to effectively manage our business we needed to focus on three operating components or segments. These segments are our Peruvian operations, our Mexican open-pit operations and our Mexican underground operations, known as our IMMSA unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both facilities. Our Mexican open-pit operations combined two units of Minera Mexico, Mexcobre and Mexcananea, which includes La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes. Our IMMSA unit includes five underground mines that produce zinc, lead, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for copper, zinc and silver. Segment information is included under the captions “Overview-Metal production” and “Ore reserves”, as well as in Note 19 of our Consolidated Combined Financial Statements.

REVIEW OF OPERATIONS

The following maps set forth the locations of our principal mines, smelting facilities and refineries. We operate open-pit copper mines in the southern part of Peru – at Toquepala and Cuajone – and in Mexico, principally at La Caridad and Cananea. We also operate five underground mines that produce zinc, copper, silver and gold, as well as a coal mine and a coke oven.

COPPER AND MOLYBDENUM EXTRACTION PROCESSES

Our operations include open-pit and underground mining, concentrating, copper smelting, copper refining, copper rod production, solvent extraction/electrowinning (SX/EW), zinc refining, sulfuric acid production, molybdenum concentrate production and silver and gold refining. The copper and molybdenum extraction process is outlined below, followed by a description of each principal component process.

OPEN-PIT MINING

In an open-pit mine, the production process begins at the mine pit, where waste rock, leaching ore and copper ore are drilled and blasted and then loaded onto diesel-electric trucks by electric shovels. Waste is hauled to dump areas and leaching ore is hauled to leaching dumps. The ore to be milled is transported to the primary crushers. Crushed ore is then sent to the concentrator.

UNDERGROUND MINING

In an underground mine, the production process begins at the stopes, where copper, zinc and lead veins are drilled and blasted and the ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing.

CONCENTRATING

The copper ore with a copper grade over 0.4% from the open-pit primary crusher or the copper, zinc and lead-bearing ore from the underground mines is transported to a concentrator plant where gyratory crushers break the ore into sizes no larger than three-quarters of an inch. The ore is then sent to a mill section where it is ground to the consistency of fine powder. The finely ground ore is mixed with water and chemical reagents and pumped as a slurry to the flotation separator where it is mixed with certain chemicals. In the flotation separator, reagents solution and air pumped into the flotation cells cause the minerals to separate from the waste rock and bubble to the surface where they are collected and dried.

If the bulk concentrated copper contains molybdenum it is first processed in a molybdenum plant as described below under “Molybdenum Production.”

COPPER SMELTING

Copper concentrates are transported to a smelter, where they are smelted using a furnace, converter and anode furnace to produce either copper blister (which is in the form of cakes with air pockets) or copper anodes (which are cleaned of air pockets). At the smelter, the concentrates are mixed with flux (a chemical substance intentionally included for high temperature processing) and then sent to reverberatory furnaces producing copper matte and slag (a mixture of iron and other impurities). Copper matte contains approximately 65% copper. Copper matte is then sent to the converters, where the material is oxidized in two steps: (i) the iron sulfides in the matte are oxidized with silica, producing slag that is returned to the reverberatory furnaces; and (ii) the copper contained in the matte sulfides is then oxidized to produce copper that, after casting, is called blister copper, containing approximately 98% to 99% copper, or anodes, containing approximately 99.7% copper. Some of the blister production is sold to customers and the remainder is sent to the refinery.

COPPER REFINING

Anodes are suspended in tanks containing sulfuric acid and copper sulfate. A weak electrical current is passed through the anodes and chemical solution and the dissolved copper is deposited on very thin starting sheets to produce copper cathodes containing approximately 99.99% copper. During this process, silver, gold and other metals (for example, palladium, platinum and selenium), along with other impurities, settle on the bottom of the tank. This anodic mud (slime) is processed at a precious metal plant where silver and gold are recovered.

COPPER ROD PLANT

To produce copper rods, copper cathodes are first melted in a furnace and then dosified in a casting machine. The dosified copper is then extruded and passed through a cooling system that begins solidification of copper into a 60×50 millimeter copper bar. The resulting copper bar is gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with wax as a preservation agent and collected into a rod coil that is compacted and sent to market.

SOLVENT EXTRACTION/ELECTROWINNING (SX/EW)

An alternative to the conventional concentrator/smelter/refinery process is the leaching and SX/EW process. During the SX/EW process, certain types of low-grade ore with a copper grade under 0.4% are leached with sulfuric acid to allow copper content recovery. The acid and copper solution is then agitated with a solvent that contains chemical additives that attract copper ions. As the solvent is lighter than water, it floats to the surface carrying with it the copper content. The solvent is then separated using an acid solution, freeing the copper. The acid solution containing the copper is then moved to electrolytic extraction tanks to produce copper cathodes. Refined copper can be produced more economically (though over a longer period) and from lower grade ore using the SX/EW process instead of the traditional concentrating, smelting and refining process.

MOLYBDENUM PRODUCTION

Molybdenum is recovered from copper-molybdenum concentrates produced at the concentrator. The copper-molybdenum concentrate is first treated with a thickener until it becomes slurry with 60% solids. The slurry is then agitated in a chemical and water solution and pumped to the flotation separator. The separator creates a froth that carries molybdenum to the surface but not the copper mineral (which is later filtered to produce copper concentrates containing approximately 27% copper). The molybdenum froth is skimmed off, filtered and dried to produce molybdenum concentrates of approximately 58% contained molybdenum.

ZINC REFINING

Metallic zinc is produced through electrolysis using zinc concentrates and zinc oxides. Sulfur is eliminated from the concentrates by roasting and the zinc oxide is dissolved in sulfuric acid solution to eliminate solid impurities. The purified zinc sulfide solution is treated by electrolysis to produce refined zinc and to separate silver and gold, which are recovered as concentrates.

SULFURIC ACID PRODUCTION

Sulfur dioxide gases are produced in the copper smelting and zinc roasting processes. As a part of our environmental preservation program, we treat the sulfur dioxide emissions at two of our Mexican plants and at Peruvian processing facilities to produce sulfuric acid, some of which is, in turn, used for the copper leaching process, with the rest sold to mining and fertilizer companies located in Mexico, Peru, the United States, Chile, Australia and other countries.

SILVER AND GOLD REFINING

Silver and gold are recovered from copper, zinc and lead concentrates in the smelters and refineries, and from slimes through electrolytic refining.

SLOPE STABILITY:

Peruvian Operations

Both the Toquepala and Cuajone pits are approximately 700 meters deep and under the present mine plan configuration will reach a depth of 1,200 meters. The deepening pit presents us with a number of geotechnical challenges. Perhaps the foremost concern is the possibility of slope failure, a possibility that all open pit mines face. In order to maintain slope stability, in the past we have decreased pit slope angles, installed additional or duplicate haul road access, and increased stripping requirements. We have also responded to hydrological conditions and removed material displaced by a slope failure. There is no assurance that we will not have to take these or other actions in the future, any of which may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves. To meet the geotechnical challenges relating to slope stability of the open pit mines, we have taken the following steps:

In the late 1990’s we hosted round table meetings in Vancouver, B.C. with a group of recognized slope stability and open pit mining specialists. The agenda for these meetings was principally a review of pit design for mines with greater than 700 meter depth. The discussions included practices for monitoring, data collection and blasting processes.

Based on the concepts defined at the Vancouver meetings, we initiated slope stability studies to define the mining of reserves by optimum design. These studies were performed by outside consultants and included slope stability appraisals, evaluation of the numerical modeling, slope performance and inter-ramp angle design and evaluation of hydrological conditions.

The studies were completed in 2000 and we believe we implemented the study recommendations. One of the major changes implemented was slope angle reduction at both mines, Toquepala by 5 degrees average and Cuajone by 7 degrees average. Although this increased the waste included in the mineable reserve calculation, it also improved the stability of the pits.

Since 1998, a wall depressurization program has been in place in both pits. This consists of a horizontal drilling program, which improves drainage thereby reducing saturation and increasing wall stability. Additionally, a new blasting control program was put in place, implementing vibration monitoring and blasting designs of low punctual energy. Also a new slope monitoring system was implemented using reflection prisms, deformation inclinometers and piezometers for water level control, as well as real-time robotic monitoring equipment.

To increase the possibility of mining in the event of a slide, we have provided for two ramps of extraction for each open pit mine.

While these measures cannot guarantee that a slope failure will not occur, we believe that our mining practices are sound and that the steps taken and the ongoing reviews performed are a prudent methodology for open pit mining.

OVERVIEW – METAL PRODUCTION

The table below sets forth 2005, 2004 and 2003 mine production data by metal.

(million pounds)	2005	2004	2003
Copper contained in concentrates	1,268	1,331	1,206
Copper in SX/EW cathodes	253	252	262
Total copper	1,521	1,583	1,468

Zinc contained in concentrate	317	295	284
Molybdenum contained in concentrate	33	32	28
Silver contained in concentrate (million ounces)	18	19	18
Gold contained in concentrate (thousands ounces)	32	34	31

METAL PRODUCTION BY SEGMENTS

Set forth below are descriptions of the operations and other information relating to the operations included in each of our three segments.

PERUVIAN OPERATIONS

Our Peruvian segment operations include the Cuajone and Toquepala mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both facilities.

Cuajone

Our Cuajone operations consist of an open-pit copper mine and a concentrator located in southern Peru, 30 kilometers from the city of Moquegua and 840 kilometers from Lima. The concentrator has a milling capacity of 87,000 tons per day. Overburden removal commenced in 1970 and ore production commenced in 1976. Our Cuajone operations utilize a conventional open-pit mining method to collect copper ore for further processing in our concentrator.

The table below sets forth 2005, 2004 and 2003 production information for our Cuajone operations.

		2005	2004	2003
Average ore mined per day	(kt)	80.9	80.3	81.5
Stripping ratio	(x)	2.72	2.45	2.28
Copper grade	(%)	0.643	0.792	0.745
Molybdenum grade	(%)	0.026	0.025	0.026
Copper concentrate	(kt)	619.2	752.9	710.0
Molybdenum concentrate	(kt)	9.5	8.7	9.0
Copper concentrate average grade	(%)	26.43	25.82	25.99
Molybdenum concentrate average grade	(%)	55.576	53.742	53.881
Copper in concentrate	(kt)	163.7	194.4	184.5
Molybdenum in concentrate	(kt)	5.3	4.7	4.9
Average copper ore processed by concentrator per day	(kt)	81.9	80.8	83.3
Copper recovery	(%)	85.96	83.64	83.13
Molybdenum recovery	(%)	69.7	64.5	63.5

Key:	kt = thousands of tons
x = ratio obtained dividing waste plus leachable material by ore mined

Geology

The Cuajone porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Toquepala and Quellaveco. The copper mineralization at Cuajone is typical of porphyry copper deposits.

Concentrator

Our Cuajone operations use state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth that carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 26.4%. Concentrates are then shipped by rail to the smelter at Ilo.

Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our Peruvian tailings storage facility.

Toquepala

Our Toquepala operations consist of an open-pit copper mine and a concentrator. We also refine copper at the SX/EW facility through a leaching process. Toquepala is located in southern Peru, 30 kilometers from Cuajone and 870 kilometers from Lima. The concentrator has a milling capacity of 60,000 tons per day, which has been expanded from 45,000 tons per day in 2002. The SX/EW facility has a refining capacity of 56,000 tons per year. Overburden removal commenced in 1957 and ore production commenced in 1960. Our Toquepala operations utilize a conventional open-pit mining method to collect copper ore for further processing in our concentrator.

The table below sets forth 2005, 2004 and 2003 production information for our Toquepala operations.

		2005	2004	2003
Average ore mined per day	(kt)	58.1	59.6	58.1
Stripping ratio	(x)	5.34	4.28	3.96
Copper grade	(%)	0.812	0.817	0.749
Molybdenum grade	(%)	0.039	0.044	0.029
Copper concentrate	(kt)	576.4	580.1	505.2
Molybdenum concentrate	(kt)	9.7	11.2	7.8
Copper concentrate average grade	(%)	27.32	27.73	28.18
Molybdenum concentrate average grade	(%)	54.7	53.7	53.2
Copper in concentrate	(kt)	157.5	160.9	142.4
SX/EW cathode production	(kt)	36.5	42.1	47.8
Molybdenum in concentrate	(kt)	5.3	6.0	4.2
Average copper ore processed by concentrator per day	(kt)	59.5	60.6	60.0
Copper recovery	(%)	91.47	90.28	89.63
Molybdenum recovery	(%)	64.6	62.2	66.4

Key:	kt = thousands of tons
x = ratio obtained dividing waste plus leachable material by ore mined

Geology

The Toquepala porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Cuajone and Quellaveco.

Concentrator

Our Toquepala operations use state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 27.3%. Concentrates are then shipped by rail to the smelter at Ilo.

Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our Peruvian tailings storage facility.

SX/EW Plant

The SX/EW facility at Toquepala produces refined copper from solutions obtained by leaching low-grade ore stored at the Toquepala and Cuajone mines. The leach plant commenced operations in October 1995 with a design capacity of 35,629 tons per year of copper cathodes. In August 1999 the capacity was expanded to 56,000 tons per year.

Processing Facilities - Ilo

Our Ilo smelter and refinery complex is located in the southern part of Peru, 17 kilometers north of the city of Ilo, 121 kilometers from Toquepala, 147 kilometers from Cuajone, and 1,240 kilometers from the city of Lima.

Smelter

Our Ilo smelter provides blister copper for the refinery we operate as part of the same facility. Blister copper produced by the smelter exceeds the refinery’s capacity and the excess is sold to other refineries around the world. The nominal installed capacity of the smelter is 1,131,500 tons per year. We are in the process of modernizing the Ilo smelter to comply with Peruvian government requirements. The project is part of our Environmental Compliance and Management Program, or PAMA, which was approved by the Peruvian government in 1997. The project will modernize the smelter and is targeted to capture no less than 92% of the sulfur dioxide emissions, in compliance with PAMA requirements. The modernization program is progressing on schedule and expected to be completed by the end of 2006. As part of this project an anode casting wheel was completed in January 2006 and blister production was replaced with anode production, enabling us to eliminate a costly re-melting step in our production process.

During 2005, 2004 and 2003, 325,623, 320,722 and 314,920 tons, respectively, of copper blister were produced, with average grades of 99.35%, 99.37% and 99.31%, respectively. The copper recovery was 97.57% for 2005, 97.23% for 2004 and 96.80% for 2003.

Refinery

The refinery consists of an anode plant, an electrolytic plant, a precious metals plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. The nominal capacity is 280,000 tons per year. Anodic slimes are recovered from the refining process and are sent to the precious metals facility to produce silver, gold and selenium.

During 2005, 2004 and 2003, 285,205, 280,679 and 284,006 tons, respectively, of copper cathodes were produced, with an average grade of 99.998% for the three years.

The precious metals plant produced 109,894 kilograms of refined silver and 184 kilograms of gold in 2005, 118,906 kilograms of refined silver and 174 kilograms of gold in 2004 and 111,951 kilograms of refined silver and 265 kilograms of gold in 2003. Selenium production was, 48.7 tons, 51.9 tons and 47.8 tons in 2005, 2004 and 2003, respectively.

MEXICAN OPEN PIT UNIT

Our Mexican open-pit segment operations combines two units of Minera Mexico, Mexcobre and Mexcananea, which includes La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes.

Cananea

We operate an open-pit copper mine, a concentrator and two SX/EW plants at our Cananea mining complex, located 71 kilometers from La Caridad, Mexico and 61 kilometers south of the Arizona border on the outskirts of the town of Cananea. The concentrator has a milling capacity of 76,700 tons per day. The SX/EW facility has a refining capacity of 54,750 tons per year. The Cananea site is one of the world’s largest porphyry copper deposits. The Cananea mine is the oldest continuously operating copper mine in North America, with operations tracing back to 1899. Cananea uses a conventional open-pit mining method to collect copper ore for further refining in our concentrator.

The table below sets forth 2005, 2004 and 2003 production information for Cananea.

		2005	2004	2003
Average ore mined per day	(kt)	70.2	73.1	58.4
Stripping ratio	(x)	3.00	2.55	2.73
Copper grade	(%)	0.572	0.583	0.576
Copper concentrate	(kt)	436.5	469.3	337.9
Copper concentrate average grade	(%)	27.21	26.26	27.85
Copper in concentrate	(kt)	118.7	123.2	94.1
SX/EW cathode production	(kt)	56.4	50.2	49.5
Average copper ore processed by concentrator per day	(kt)	70.2	73.1	58.4
Copper recovery	(%)	81.03	80.53	80.63

Key:	kt = thousands of tons
x = ratio obtained dividing waste plus leachable material by ore mined

Geology

The Cananea mine is unusual in that the ore explored and sampled at the mine has been of consistent quality, unlike most copper deposits which evidence a decline in grades at deeper strata. The Cananea region is within the southern Cordilleran region, extending from southern Mexico to the northwestern United States.

Concentrator

Cananea uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.38% is loaded onto trucks and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of 27.21%. Concentrates are then shipped by rail to the smelter at La Caridad.

SX/EW Plant

The Cananea Unit operates a leaching facility and two SX/EW plants. All copper ore with a grade lower than the mill cut-off grade 0.25%, but higher than 0.15% copper, is delivered to the leaching dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 56% recovery.

The Cananea Unit currently maintains 16.5 million cubic meters of pregnant leach solution in inventory with a concentration of approximately 1.79 grams of copper per liter.

La Caridad

Mexcobre operates the La Caridad mining complex, located in the State of Sonora, Mexico 23 kilometers southeast of the town of Nacozari de García and 121 kilometers south of the U.S.-Mexico border. It includes an open-pit mine concentrator, smelter, copper refinery, precious metals refinery, rod plant, SX/EW plant, lime plant and two sulfuric acid plants. The smelter and the sulfuric acid plants, as well as the refineries and rod plant, are located approximately 24 kilometers from the mine, and the lime plant is situated 18 kilometers from the U.S. border. Access is by paved highway and by railroad.

The concentrator began operations in June 1979, the molybdenum plant in June 1982, the smelter in June 1986, the first sulfuric acid plant in July 1988, the SX/EW plant in July

1995, the second sulfuric acid plant in January 1997, the copper refinery in July 1997, the rod plant in April 1998 and the precious metals refinery in July 1999.

The table below sets forth 2005, 2004 and 2003 production information for La Caridad.

		2005	2004	2003
Average ore mined per day	(kt)	86.4	75.5	74.9
Stripping ratio	(x)	1.39	1.63	1.70
Copper grade	(%)	0.483	0.504	0.508
Molybdenum grade	(%)	0.0324	0.0341	0.0345
Copper concentrate	(kt)	449.6	401.6	410.5
Molybdenum concentrate	(kt)	7.4	6.5	6.1
Copper concentrate average grade	(%)	27.20	27.49	26.12
Molybdenum concentrate average grade	(%)	56.88	56.69	57.33
Copper in concentrate	(kt)	122.3	110.4	107.2
SX/EW cathode production	(kt)	22.0	21.8	21.5
Molybdenum in concentrate	(kt)	4.2	3.7	3.5
Average copper ore processed by concentrator per day	(kt)	87.0	75.3	75.0
Copper recovery	(%)	79.95	79.62	77.36

Key:	kt = thousands of tons
x = ratio obtained dividing waste plus leachable material by ore mined

Geology

The La Caridad deposit is a porphyry copper deposit typical of those in the southern basin and range province in the southwestern United States. The Mexcobre Unit uses a conventional open-pit mining method. The ore body is situated within a mountain top, which gives La Caridad the advantage of a relatively low waste-stripping ratio, natural pit drainage and relatively short haul distances for both ore and waste. The mining method involves drilling, blasting, loading and haulage of waste, leach and ore to waste and leaching dumps and to the primary crushers.

Concentrator

Mexcobre uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. The concentrator has a current capacity of 90,000 metric tons of ore per day.

Ore extracted from the mine with a copper grade over 0.30% is processed at the concentrator and is processed into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum concentrate is exported. The molybdenum recovery plant has a capacity of 2,000 tons per day of copper-molybdenum concentrates. The lime plant has a capacity of 340 tons of finished product per day.

SX/EW Plant

Approximately 463.6 million tons of leaching ore with an average grade of approximately 0.25% copper have been extracted from the La Caridad open-pit mine and deposited in leaching dumps from May 1995 to December 31, 2005. In 1995, Mexcobre completed the construction of a new SX/EW facility at La Caridad that has allowed processing of this ore and certain leach ore reserves that are unmined and has resulted in a reduction in Mexcobre’s production costs of copper. The SX/EW facility has a total capacity of 21,900 tons of copper cathodes per year.

Processing Facilities – La Caridad

Our La Caridad complex includes a smelter, an electrolytic copper refinery, a precious metal refinery and a copper rod plant. The distance between this complex and the La Caridad mining unit is approximately 24 kilometers.

Smelter

Copper concentrates are carried to the La Caridad smelter where they are processed and cast into copper anodes of 99.2% purity to be sold to refineries. Sulfur dioxide off-gases collected from the flash furnaces and converters are processed into sulfuric acid at two sulfuric acid plants and sold to third parties.

Almost all of the anodes produced in the smelter are sent to the La Caridad copper refinery in order to increase the copper purity. The actual installed capacity of the smelter is 1,000,000 tons per year, capacity that is sufficient to receive the concentrates of the Mexicana de Cobre (La Caridad) and Mexicana de Cananea Mining Units. The amount of smelted copper concentrates was 894,735, 820,459 and 629,505 tons for 2005, 2004 and 2003, respectively. The anode production capacity is 300,000 tons per year and the production for 2005, 2004 and 2003 was 282,412, 250,890 and 199,033 tons, respectively.

Sulfuric acid production was 833,380, 778,350 and 603,300 tons for 2005, 2004 and 2003, respectively.

Refinery

Mexcobre includes an electrolytic copper refinery at La Caridad that uses permanent cathode technology. The actual installed capacity of the refinery is 300,000 tons per year. The refinery consists of an anode plant with a preparation area, an electrolytic plant, a slime treatment plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold. The refined cathode production for 2005, 2004 and 2003 was 233,685, 202,146 and 163,967 tons, respectively.

The operations of the precious metal refinery are divided into two stages: (i) the antimony is eliminated from the slime; and (ii) the slime is dried in a steam dryer. After this the dried slime is smelted and a gold and silver alloy is obtained, which is known as dore. The process ends with the refining of the gold and silver alloy. The production of gold for 2005, 2004 and 2003 was 817, 575 and 594 kilograms, respectively. The production of silver for 2005, 2004 and 2003 was 142,534, 90,914 and 136,117 kilograms, respectively.

Copper Rod Plant

A rod plant at the Mexcobre Unit was completed in April 1998 and reached its maximum annual operating capacity of 150,000 tons in May 1999. The plant is producing 8 millimeter copper rods with a purity of 99.99%. Copper rod production for 2005, 2004 and 2003 was 113,167, 69,529 and 53,822 tons, respectively.

MEXICAN IMMSA UNIT

Our IMMSA unit (underground mining poly-metallic division) produces zinc, lead, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc, lead, copper and silver and operates five underground mining complexes situated in central and northern Mexico. All of IMMSA’s mining facilities employ exploitation systems and conventional equipment. We believe that all the plants and equipment are in satisfactory operating condition. IMMSA’s principal mining facilities include Charcas, Santa Barbara, San Martin, Santa Eulalia and Taxco.

The Charcas mining complex is located 111 kilometers north of the city of San Luis Potosi in the State of San Luis Potosi, Mexico. The complex includes three underground mines and one flotation plant and produces zinc, lead and copper concentrates, with significant amounts of silver. The Charcas mining district was discovered in 1573 and operations in the 20th century began in 1911. The Charcas mine is characterized by low operating costs and good quality ores and is situated near the zinc refinery. We have expanded production capacity of the mine by 32% since 1993, and the Charcas mine is now Mexico’s largest producer of zinc.

The Charcas mining district occupies the east-central part of the Central Mesa and is part of the Sierra Madre Metallogenic Province.

The Charcas mine uses the hydraulic cut-and-fill method and the room-and-pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plant to produce lead, zinc and copper concentrates. The capacity of the flotation plant is 4,000 tons of ore per day; 1,327,990, 1,317,288 and 1,212,938 tons of ore were mined at Charcas during 2005, 2004 and 2003, respectively. The lead concentrate produced at Charcas is treated at a third party refinery in Mexico. The zinc and copper concentrates are treated at our San Luis Potosi zinc refinery and copper smelter.

The Santa Barbara mining complex is located approximately 26 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico. It includes three main underground mines and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. Gold-bearing veins were discovered in the Santa Barbara district as early as 1536. Mining activities in the 20th century began in 1913.

The mining operations at Santa Barbara are more diverse and complex than at any of the other mines in our Mexican operations, with veins that aggregate approximately 21 kilometers in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stoping, long-hole drilled open stoping, cut-and-fill stoping and horizontal bench stoping. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant has a capacity of 6,000 tons of ore per day; 1,486,622, 1,453,793 and 1,450,124 tons of ore were mined at the Santa Barbara mine during 2005, 2004 and 2003, respectively. The lead concentrate produced is treated at a third party refinery in Mexico. The copper concentrates are treated at our San Luis Potosi copper smelter, and the zinc concentrates are either treated at the San Luis Potosi zinc refinery or exported.

The San Martin mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, Mexico, approximately 101 kilometers southeast of the city of Durango. The complex includes an underground mine and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. The mining district in which the San Martin mine is located was discovered in 1555. Mining operations in the 20th century began in 1949. San Martin lies in the Mesa Central between the Sierra Madre Occidental and the Sierra Madre Oriental.

The horizontal cut-and-fill mining method is used at the San Martin mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plant to produce concentrates. The flotation plant has a total capacity of 4,400 tons of ore per day; 1,231,476, 1,259,220 and 1,287,239 tons of ore were mined at San Martin in 2005, 2004 and 2003, respectively. The lead concentrate is treated at a third party refinery in Mexico. The copper concentrate is treated at our San Luis Potosi copper smelter and zinc concentrate is either treated at the San Luis Potosi zinc refinery or exported.

The mining district of Santa Eulalia is located in the central part of the state of Chihuahua, Mexico, approximately 26 kilometers east of the city of Chihuahua. This district covers approximately 48 square kilometers and is divided into three fields: east field, central field and west field. The west field and the east field, in which the principal mines of the unit are found, are separated by 6 kilometers. The Buena Tierra mine is located in the west field and the San Antonio mine is located in the east field.

The mining district was discovered in 1590, although exploitation did not formally begin until 1870.

The Santa Eulalia unit suspended operations totally from October 2000 to December 2004, during which time rehabilitation work was completed at the Tiro San Antonio and pipes were installed to expand the pumping capacity to 10,500 gallons per minute. In January 2005, operations began at the Santa Eulalia unit, with a production plan for 230,900 tons. The flotation plant, at which lead concentrate and zinc concentrate are produced, has a capacity of 1,500 tons or ore per day 209,658 tons of ore were mined at Santa Eulalia in 2005. The lead concentrate is treated at a third party refinery, and the zinc concentrate is treated at our San Luis Potosi zinc refinery. The production plan for 2006 is estimated to be 260,800 tons.

The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of Guerrero State, Mexico, approximately 71 kilometers from the city of Cuernavaca. The complex includes several underground mines and a flotation plant and produces lead and zinc concentrates, with some amounts of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century commenced in 1918.

The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitacuaro Massif.

IMMSA employs shrinkage, cut-and-fill and the room and pillar mining methods at the Taxco mines. The flotation plant has a capacity of 2,000 tons of ore per day; 362,550, 352,174 and 328,243 tons or ore were mined at Taxco in 2005, 2004 and 2003, respectively. The lead concentrate is sold in Mexico. The zinc concentrates is either treated at the San Luis Potosi zinc refinery or exported.

Processing Facilities - San Luis Potosi

Our San Luis Potosi electrolytic zinc refinery is located in the city of San Luis Potosi, in the state of San Luis Potosi, Mexico. Our San Luis Potosi copper smelter is adjacent to the San Luis Potosi zinc refinery.

Smelter

The San Luis Potosi copper smelter has been in operation since 1925 and has gone through several phases of modernization, principally over the last ten years. The smelter presently has the capacity to process 230,000 tons of copper concentrate per year.

The plant operates one blast furnace (with a second on stand-by) that smelts incoming materials, mainly copper concentrates and copper byproducts from lead plants, to produce a copper matte. The copper matte is then treated in one of the two Pierce Smith converters, producing copper blister (97.4% copper), which in 2005 contained approximately one ounce of gold and 400 ounces of silver per ton of copper blister produced. Of a total copper concentrate intake of 50,243 tons in 2005, approximately 90% was supplied by the Immsa Unit’s mines and the remaining amount was smelted under toll arrangements with third parties. Copper blister production in 2005, 2004 and 2003 amounted to 21,318, 22,666, and 23,548 tons, respectively.

As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section. This material contains approximately 35% lead and 18% arsenic which, when treated, produces approximately 1,800 tons per year of high purity arsenic trioxide which is, in turn, sold in the United States principally to the wood preserving industry. Approximately 15,000 tons per year of lead bearing calcines (approximately 32% lead) are sold annually to Industrias Peñoles, S.A. de C.V. (“Peñoles”).

Zinc Refinery

The San Luis Potosi electrolytic zinc refinery was built in 1982. It was designed to produce 105,000 tons of refined zinc per year by treating up to 200,000 tons of zinc concentrate from our own mines, principally Charcas, located only 113 kilometers from the refinery. Refined zinc production in 2005, 2004 and 2003 amounted to 101,523, 102,556 and 101,069 tons, respectively. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.9% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand. In 2005, the plant produced as byproducts 176,295 tons of sulfuric acid, 706 tons of refined cadmium, 14,566 kilograms of silver and 4 kilograms of gold.

Nueva Rosita Coal and Coke Complex

The Nueva Rosita coal and coke complex, which began operations in 1924, is located in the state of Coahuila, Mexico on the outskirts of the city of Nueva Rosita near the Texas border. It comprises an underground coal mine, with a present yearly capacity of approximately 280,000 tons of coal, and a 21-coke oven facility capable of producing 104,000 tons of metallurgical coke per year. At present the 21 ovens are being re-engineered and modernized, with an investment of $12 million, to service the operations of the facility for the next 25 years.

The room-and-pillar mining method is employed at the underground Nueva Rosita coal mine with continuous miners. At present, the coke oven installation supplies the San Luis Potosi copper smelter with low-cost coke, resulting in significant cost savings to the smelter. The surplus production (approximately 21,608 tons per year) is sold to Peñoles and other Mexican consumers in northern Mexico. The complex includes a coal washing plant completed in 1998 that has a capacity of 900,000 tons per year and produces cleaner coal of a higher quality. The 2005, 2004 and 2003 production of clean coal was 257,016, 238,336 and 260,966 tons, respectively.

EXPANSION AND MODERNIZATION PROGRAM

For a description of our Expansion and Modernization Program see “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Expansion and Modernization Program”.

EXPLORATION ACTIVITIES

We are engaged in ongoing extensive exploration to locate additional ore bodies in Peru, Mexico and Chile. We spent $24.4 million on exploration programs in 2005, $15.6 million in 2004 and $17.9 million in 2003, and have budgeted $33.4 million for 2006.

Currently in Peru, we have direct control of 99,537 hectares of mineral rights. In Mexico, we hold 295,367 hectares of exploration concessions. We also hold 38,200 hectares of exploration concessions in Chile.

Peru

Los Chancas. The Los Chancas project, located in the department of Apurimac in southern Peru, is a copper and molybdenum porphyry deposit. In 2004 we completed the final phase of the diamond drilling program the second and final phase of metallurgical testing. At the end of 2005 several companies have been invited to present proposals for the execution of the pre-feasibility studies that will begin in 2006. Once completed, we will be able to make a determination if more exploration is needed or if the project contains commercially mineable reserves, which would warrant future development after comprehensive economic, technical and legal feasibility studies are completed. Testing to date indicates a mineral deposit of 200 million tons with a copper grade of 1.0%, 0.07% molybdenum and 0.12 grams of gold per ton.

Tantahuatay. The Tantahuatay project is located in the department of Cajamarca in northern Peru. We have performed exploration work in the upper part of the deposit principally for gold recovery. Work to date indicates mineralization of 27.1 million tons, with an average gold content of 0.89 grams per ton and 13.0 grams of silver per ton. This project, in which we have a 44.25% share, continues in the exploratory stage. During 2004 and 2005 we concentrated our efforts on dealing with social and environmental concerns of communities near the project.

Tia Maria. The Tia Maria project, located in the department of Arequipa in southern Peru, is a copper porphyritic system. In 2005 a total of 29,000 meters of diamond drilling was completed out of the 15,000 meters projected. The drilling is continuing into 2006 to complete the program. This project is in the exploratory stage.

Other Peruvian Prospects. As part of our 2005 exploration and development program, we drilled at the Gloria Cristina prospect located in northern Peru, in the department of La Libertad, and at the El Fiscal prospect in southern Peru, in the department of Arequipa. The El Fiscal prospect shows evidence of copper-gold mineralization and we are scheduling additional drilling as part of 2006 exploration and development program. Both prospects show evidence of copper-gold mineralization.

Mexico

In addition to exploratory drilling programs at existing mines, we are currently conducting exploration to locate mineral deposits at various other sites in Mexico. In particular, we have identified significant copper and gold deposits at El Arco site.

El Arco. The El Arco site is located in the state of Baja California in Mexico. Preliminary investigations of the El Arco site indicate a deposit of 846 million tons of sulfide ore with average copper grades of 0.51% and 0.14 grams of gold per ton, and 170 million tons of leaching ore with average copper grades of 0.56%. Currently we are in the process of identifying water sources for a leaching operation.

Angangueo. The Angangueo site is located in the state of Michoacán in Mexico. A mineral deposit of 13 million tons of ore has been identified with diamond drilling. The mineral deposit contains 0.16 grams of gold and 262 grams of silver per ton, and is comprised of 0.79% lead, 0.97% copper and 3.5% zinc. During 2005, we received the approval for our environmental impact study and we are in the process of obtaining land use approval.

Buenavista. The Buenavista project site is located in the state of Sonora in Mexico, adjacent to the Cananea ore body. Drilling and metallurgical studies have shown that the site contains a mineral deposit of 36 million tons of ore containing 29 grams of silver, 0.69% of copper and 3.3% of zinc per ton.

Chile

In 2003 we acquired several exploration properties in Chile with over 35,000 hectares of mining rights. In 2004 we started exploration work on certain of these Chilean properties with diamond drilling on El Salado prospects.

El Salado. The El Salado prospect, located in the Atacama Region, stretches over 2,700 hectares and is also being explored for copper-gold. Through 2005, 11,079 meters of diamond drilling was completed. We are currently doing a geological evaluation of Sierra Aspera, a copper-gold prospect, located in the north of Chile.

Other Chilean Prospects. Other prospects like Catanave and Esperanza, located in the Tarapaca and Atacama regions, respectively, in northern Chile, are scheduled for future exploration.

PRINCIPAL PRODUCTS AND MARKETS

The principal uses of copper are in the building and construction industry, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer products and the automotive and transportation industries. Molybdenum is used to toughen alloy steels and soften tungsten alloy and is also used in fertilizers, dyes, enamels and reagents. Silver is used for photographic, electrical and electronic products and, to a lesser extent, brazing alloys and solder, jewelry, coinage, silverware and catalysts. Zinc is primarily used as a coating on iron and steel to protect against corrosion. It is also used to make die cast parts, in the manufacturing of batteries and in the form of sheets for architectural purposes.

Our marketing strategy and annual sales planning emphasize developing and maintaining long-term customer relationships, and thus acquiring annual or other long-term contracts for the sale of our products is a high priority. Approximately 90% of our metal production for the year 2005, 2004 and 2003, was sold under annual or longer-term contracts. Sales prices are determined based on prevailing commodity prices for the quotation period, generally being the month of, the month prior to or the months following the actual or contractual month of shipment or delivery, according to the terms of the contract.

We focus on the ultimate end-user customers as opposed to selling on the spot market or to trading companies. In addition, we devote significant marketing effort to diversifying our sales both by region and by customer base. We strive to provide superior customer service, including just-in-time deliveries of our products. Our ability to consistently fulfill customer demand is supported by our substantial production capacity.

For additional information on sales by segment, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Segment Sales Information”.

METALS PRICES

Prices for our products are principally a function of supply and demand and, except for molybdenum, are established on the Commodities Exchange, or COMEX, in New York and the London Metal Exchange or LME the two most important metal exchanges in the world. Prices for our molybdenum products are established by reference to the publication Platt’s Metals Week. Our contract prices also reflect any negotiated premiums and the costs of freight and other factors. From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so under certain market conditions. In 2003 and 2004, however, we did not enter into any material hedging transactions. We have, however, entered into copper swap contracts in 2005. At December 31, 2005 we do not have any copper swap contracts. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Quantitative and Qualitative Disclosure about Market Risk”. For a further discussion of prices for our products, please see “Management’s Discussion and Analysis of Financial Condition and Result of Operations – Metal Prices”.

COMPETITIVE CONDITIONS

Competition in the copper market is principally on a price and service basis, with price being the most important consideration when supplies of copper are ample. The Company’s products compete with other materials, including aluminum and plastics.

EMPLOYEES

As of December 31, 2005, we employed 12,877 persons, approximately 71% of whom are covered by labor agreements with ten different labor unions. During the last several years, we have experienced strikes or other labor disruptions that have had an adverse impact on our operations and operating results. We cannot assure you that in the future we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our financial condition and results of operations.

Peru

Approximately 59% of our Peruvian labor force was unionized at December 31, 2005, represented by nine separate unions. Collective bargaining agreements are in effect with each of these unions. These agreements are in force through 2007.

In Peru on August 31, 2004, unionized workers at our mining units in Toquepala and Cuajone stopped work and asked for additional wage increases based on high metals prices. The strike ended after twelve days. The union demands included salary increases, benefits and different application of certain aspects of their labor agreements and it also expressed opposition to our acquisition of Minera México. The Peruvian labor ministry declared the strike illegal and the workers returned to work but asserted their right to return to strike. In early 2005, the workers removed the strike threat, indicating they would pursue their grievances through the labor ministry. There were no labor strikes in 2005 or 2003.

Employees of the Toquepala and Cuajone units reside in town sites, where we have built 2,513 houses and apartments and 1,186 houses and apartments respectively. In 1998, Company housing, at our Ilo unit, was sold to workers at nominal prices. We still hold 90 houses at Ilo for staff personnel. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our town site and housing complexes include schools, medical facilities, churches, social clubs, shopping, banking and other services.

Mexico

Approximately 76% of our Mexican labor force at December 31, 2005 were members of the Sindicato Nacional de Trabajadores Minera Metalúrgicos y Similares de la República Mexicana, A.C. (the National Mine Workers Union, or the Union). Under Mexican law, the terms of employment for unionized workers is set forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. We conduct negotiations separately at each mining complex and each processing plant.

On October 26, 2005, the workers at our La Caridad mining complex went on strike claiming that the Company still owed them profit sharing from 2003. The strike was declared illegal and the workers returned to work two days later after the Company agreed to pay each worker approximately $900.00. The total paid was $3.1 million.

On July 12, 2004, the workers of Mexicana de Cobre went on strike, asking for the review of certain contractual clauses; workers were satisfied with the review and returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, followed by the Mexicana de Cobre workers. The strike lasted for 6 days at Mexicana de Cobre and 9 days at Mexicana de Cananea. The strike was resolved by the acquisition by Minera México of the 5% of the stock of Mexicana de Cananea and Mexicana de Cobre that was owned by the Union.

On January 20, 2003, approximately 1,117 members of the Union went on strike at the Cananea mine in the state of Sonora, alleging a violation of their collective bargaining agreement. This strike was resolved on February 5, 2003.

Employees of the Mexcobre and Cananea Units reside in town sites at La Caridad and Cananea, where we have built approximately 2,000 houses and apartments and 275 houses and apartments, respectively. Employees of the Immsa Unit principally reside on the grounds of the mining or processing complexes in which they work and where we have built approximately 900 houses and apartments. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our town sites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping, banking and other services. At the Cananea Unit, health care is provided free of charge to employees and retired unionized employees and their families.

FUEL, ELECTRICITY AND WATER SUPPLIES

Aside from ore, the principal raw materials for our operations are fuels (including fuel oil to power boilers and generators, natural gas for metallurgical processes at our Mexican operations and diesel fuel for mining equipment), electricity and water. We believe that supplies of fuel, electricity and water are readily available. Although the prices of these raw materials may fluctuate, we have generally been able to offset all or a portion of our increased costs through cost and energy saving measures. However, during the period from 2003 through 2005 we have experienced increases in energy prices that have surpassed levels we can effectively control through cost savings.

Peru

In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Energía del Sur, S.A. (“Enersur”), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo. Power generation capacity for Peruvian operations is currently 344 megawatts. In addition, we have 9 megawatts of power generation capacity from two small hydro-generating installations at Cuajone. Power is distributed over a 224-kilometer closed loop transmission circuit. We obtain fuel in Peru principally from the Exxon Mobil Corporation.

In 1997, we sold our Ilo power plant to Enersur and entered into a power purchase agreement. We and Enersur also entered into an agreement for the sharing of certain services between the power plant and our smelter at Ilo. These arrangements were amended in 2003, and we made a one-time contractual payment to Enersur of $4.0 million associated with the termination of the original power purchase agreement. We believe we can satisfy the need for increased electricity requirements for our Peru operations from other sources, including local power providers.

In Peru, we have water concessions for well fields at Huaitire, Vizcachas and Titijones and surface water rights from the Suches lake, which together are sufficient to supply the needs of our two operating mine sites at Toquepala and Cuajone. At Ilo, we have desalinization plants that produce water for industrial and domestic use that we believe are sufficient for our current and projected needs.

Mexico

In Mexico, fuel is purchased directly or indirectly from Petróleos Mexicanos, (“PEMEX”), the state oil monopoly. Electricity for our Mexican operations, which is used as the main energy source at each mining complex we operate, is either purchased from the Comisión Federal de Electricidad (the Federal Electricity Commission, or CFE), the state electrical power producer, or steam-generated at Mexcobre’s smelter by recovering energy from the flash furnace through a waste heat boiler. Accordingly, a significant portion of our operating costs in Mexico are dependent upon the pricing policies of Pemex and CFE, which reflect government policy as well as international market prices for crude oil, natural gas and conditions in the refinery markets. Mexcobre’s natural gas pipeline (between Douglas, Arizona and Nacozari, Sonora) that began operating in May 1999, permits us to import natural gas from the United States into Mexico at market prices and thereby reduce operational costs. A contract with PEMEX, provides us with the option of using a fixed price for a portion of our natural gas purchases.

In December we announced our plans for a 450 Megawatt power generation plant in Mexico to supply our own facilities. We anticipate that the project, which is currently out for bids, will be built and managed by an independent power company and our obligation will be the supply of coal from our reserves and an agreement to use the power output. We expect this plant will give us the ability to better control the cost of our energy requirements, which are a major element of our operating costs. The project is expected to be finished in 2008, is expected to create nearly 900 permanent jobs, 3,000 jobs during the construction stage and will exceed Mexican and international environmental standards

In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from Comisión Nacional del Agua (the “National Water Commission”, or “CNA”). Water usage fees are established in the Ley Federal Derechos, which distinguishes several availability zones with different fees per unit of volume according to each zone. All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants. At our Cananea facility, we maintain our own wells and pay the CNA for water measured by usage. Water conservation committees have been established in each plant in order to conserve and recycle water. Water usage fees are updated on a yearly basis and have been increasing in recent years.

ENVIRONMENTAL MATTERS

For a discussion of environmental matters reference is made to the information contained under the caption “Environmental matters” in “Note 13 Commitments and Contingencies” of the Consolidated Combined Financial Statements.

MINING RIGHTS AND CONCESSIONS

Peru

We have 177,387 hectares in concessions from the Peruvian Government for our exploration, exploitation, extraction and/or production operations, distributed among our various sites as follows:

	Toquepala	Cuajone	Ilo	Other	Total
	(hectares)
Plants	300	456	421	—	1,177
Operations	40,699	22,663	13,311	—	76,673
Exploration	—	—	—	99,537	99,537
Total	40,999	23,119	13,732	99,537	177,387

We believe that our Peruvian concessions are in full force and effect under applicable Peruvian laws and that we are in compliance with all material terms and requirements applicable to these concessions. The concessions have indefinite terms, subject to our payment of concession fees of up to $3.00 per hectare annually for the mining concessions and a fee based on nominal capacity for the processing concessions. Fees paid during 2005, 2004 and 2003 were approximately $0.8, $1.1 and $1.0 million, respectively. We have two types of mining concessions in Peru: metallic and non-metallic concessions. We also have water concessions for well fields at Huaitire, Titijones and Vizcachas and surface water rights from the Suches Lake, which together are sufficient to supply the needs of our Toquepala and Cuajone operating units.

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. We made provisions of $40.3 million and $17.6 million in 2005 and 2004 respectively, for this new tax which went into effect as of June 25, 2004. These provisions are included in cost of sales (exclusive of depreciation, amortization and depletion) on the Consolidated Combined Statement of Earnings.

In a ruling, the Peruvian Constitutional Tribunal stated that the royalty charge applies to all concessions held in the mining industry, implying that those entities with tax stability contracts are subject to this charge. In 1996, we entered into a tax stability contract with the Peruvian government (a “Guaranty and Promotional Measures for Investment Contract”) relating to our own SX/EW production, which, among other things, fixes tax rates and other contributions relating to such production. We believe that the Constitutional Tribunal’s interpretation relating to entities with tax stability contracts is incorrect and we intend to protest the imposition of the royalty charge on our SX/EW production, when and if assessed. Provision made by us for the royalty charge does not include approximately $5.9 million of additional potential liability relating to our SX/EW production from June 30, 2004 through December 31, 2005.

Mexico

In Mexico we have approximately 505,127 hectares in concessions from the Mexican Government for our exploration and exploitation activities as outlined in the table below.

	Underground Mines	La Caridad	Cananea	Projects	Total
	(hectares)
Exploration	25,250	91,084	5,492	173,541	295,367
Exploitation	29,835	44,257	7,790	127,878	209,760
Total	55,085	135,341	13,282	301,419	505,127

We believe that our Mexican concessions are in full force and effect under applicable Mexican laws and that we are in compliance with all material terms and requirements applicable to these concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore (exploration concession) or mine mineral reserves (exploitation concession). Exploration concessions have a six-year term, at the end of which they have to be changed to exploitation concessions, which have a 50-year term that can be renewed for another 50 years. Exploration concessions have holding fees of up to $3 per hectare. Holding fees for exploitation concessions can be up to $15 per hectare. Fees paid during 2005, 2004, and 2003 were approximately $2.1 million, $1.8 million and $2.1 million, respectively. In addition, all of our operating units in Mexico have water concessions that are in full force and effect. We generally own the land to which our Mexican concessions relate, although ownership is not required in order to explore or mine a concession. We also own all of the processing facilities of our Mexican operations and the land on which they are constructed.

REPUBLIC OF PERU AND MEXICO

All of our revenues are derived principally from our operations in Peru and Mexico. Risks attendant to the Company’s operations in both countries include our operations in those countries associated with economic and political conditions, effects of currency fluctuations and inflation, effects of government regulations and the geographic concentration of the Company’s operations.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (“SEC”). You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the Public Reference Room. The SEC maintains a web-site that contains annual, quarterly and current reports, proxy statements and other information that issuers (including Southern Copper Corporation) file electronically with the SEC. The SEC’s web-site is www.sec.gov.

Our Internet address is www.southerncoppercorp.com. Commencing with the Form 8-K dated March 14, 2003, we have made available free of charge on this internet address our annual, quarterly and current reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. Our web page includes the Corporate Governance guidelines and the charters of its most important Board Committees. However, the information found on our website is not part of this or any other report.

Item 1A. Risk Factors

Every investor or potential investor in Southern Copper Corporation should carefully consider the following risk factors.

Risks Relating to Our Business Generally

Our financial performance is highly dependent on the price of copper and the other metals we produce.

Our financial performance is significantly affected by the market prices of the metals that we produce, particularly the market prices of copper and molybdenum. Historically, prices of the metals we produce have been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. In addition, the market prices of copper and certain other metals have on occasion been subject to rapid short-term changes.

In 2005, an approximately 29% increase in copper prices on the LME, and the COMEX, and a 95% increase in molybdenum prices, contributed to an increase of approximately 33% in our total sales in 2005 as compared with 2004, this after an increase of approximately 96% in 2004. While the price of copper dropped to a 15-year low of $0.61 per pound in 2001, it has since increased by approximately 213.0% to $2.26 per pound as of February 28, 2006. The price of molybdenum has also recently increased significantly and is currently at historically high levels. The average annual price of molybdenum over the five-year period ended December 31, 2005 was $11.54 per pound, with a price per pound as of February 28, 2006 of $22.25 per pound. Over the past three years, as a result of this increase in molybdenum prices, molybdenum has become a significant contributor to our sales.

We cannot predict whether metals prices will rise or fall in the future. A decline in metals prices and, in particular, copper or molybdenum prices, could have an adverse impact on our results of operations and financial condition, and we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

Changes in the level of demand for our products could adversely affect our product sales.

Our revenue is dependent on the level of industrial and consumer demand for the concentrates and refined and semi-refined metal products we sell. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that changes increase or decrease the need for our metal products. A change in demand could impact our results of operations and financial condition.

Our actual reserves may not conform to our current estimates of our ore deposits.

There is a degree of uncertainty attributable to the calculation of reserves. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as estimates only. The proven and probable ore reserves data included in this report are estimates prepared by us based on evaluation methods generally used in the mining industry. Independent engineers have not verified these reserves estimates. We may be required in the future to revise our reserves estimates based on our actual production. We cannot assure you that our actual reserves conform to geological, metallurgical or other expectations or that the estimated volume and grade of ore will be recovered. Market prices, increased production costs, reduced recovery rates, short-term operating factors, royalty taxes and other factors may render proven and probable reserves uneconomic to exploit and may result in revisions of reserves data from time to time. Reserves data are not indicative of future results of operations. See “Ore Reserves”.

Our business requires capital expenditures which we may not be able to maintain.

Our business is capital intensive. Specifically, the exploration and exploitation of copper and other metal reserves, mining, smelting and refining costs, the maintenance of machinery and equipment and compliance with laws and regulations require capital expenditures. We must continue to invest capital to maintain or to increase the amount of copper reserves that we exploit and the amount of copper and other metals we produce. We cannot assure that we will be able to maintain our production levels to generate sufficient cash, or that we have access to sufficient financing to continue our exploration, exploitation and refining activities at or above present levels.

The expected benefits of our recent acquisition of Minera México, including expected synergies, may not be realized.

On April 1, 2005, we completed our acquisition of Minera México from AMC, a subsidiary of Grupo México, our controlling stockholder. We are now in the process of integrating two companies that previously had been affiliated but operated independently. We acquired Minera México based on a number of factors, including trends we believe may favor consolidation in the copper mining industry, potential improvement in production and our relative cost position, geographic diversification of our operations and potential operating synergies. We also considered potential negative effects in evaluating the transaction, including lower than expected mineral production from Minera México, diversion of management’s attention and the risk that potential operating synergies may not be realized. We cannot assure you that the benefits we expect from the acquisition will be achieved or that potential negative effects will not be realized and adversely affect us.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our Minera México subsidiary may restrict our ability to pursue our business strategies.

Our financing instruments and those of our Minera México subsidiary include financial and other restrictive covenants that, among other things, limit our and Minera Mexico’s abilities to incur additional debt and sell assets. If either we or our Minera México subsidiary do not comply with these obligations, we could be in default under the applicable agreements which, if not addressed or waived, could require repayment of the indebtedness immediately. Our Minera México subsidiary is further limited by the terms of its outstanding notes, which also restrict the Company’s applicable incurrence of debt and liens. In addition, future credit facilities may contain limitations on its incurrence of additional debt and liens and on its ability to dispose of assets. See “Management’s Discussion and of Financial Condition and Results of Operations–Liquidity and Capital Resources–Financing.”

Applicable law restricts the payment of dividends from our Minera México subsidiary to us.

Minera México is a Mexican company and, as such, may pay dividends only out of net income that has been approved by the shareholders. Shareholders must also approve the actual dividend payment, after mandatory legal reserves have been created and losses for prior fiscal years have been satisfied. As a result, these legal constraints may limit the ability of our Minera México subsidiary to pay dividends to us, which in turn, may have an impact on our ability to service debt.

Our operations are subject to risks, some of which are not insurable.

As shown by our recent tragic mining accident in Mexico, the business of mining, smelting and refining copper, zinc and other metals is subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena, such as earthquakes. Such occurrences could result in damage to, or destruction of, mining operations resulting in monetary losses and possible legal liability. In particular, surface and underground mining and related processing activities present inherent risks of injury to personnel and damage to equipment. We maintain insurance against many of these and other risks, which may not provide adequate coverage in certain circumstances. Insurance against certain risks, including certain liabilities for environmental pollution or hazards as a result of exploration and production, is not generally available to us or other companies within the mining industry. We do not have, and do not intend to obtain, political risk insurance. These or other uninsured events may adversely affect our financial condition and results of operations.

The loss of one of our large customers could have a negative impact on our results of operations.

The loss of one or more of our significant customers could adversely affect our financial condition and results of operations. In 2005, 2004 and 2003, our largest customer accounted for approximately 11.7%, 10.7% and 6.7%, respectively, of our sales. Additionally, our five largest customers in each of 2005, 2004 and 2003 collectively accounted for approximately 40.8%, 33.7% and 26.5%, respectively, of our sales.

Deliveries under our copper sales agreements can be suspended or cancelled by our customers in certain cases.

Under each of our copper sales agreements, we or our customers may suspend or cancel delivery of copper during a period of force majeure. Events of force majeure under these agreements include acts of nature, labor strikes, fires, floods, wars, transportation delays, government actions or other events that are beyond the control of the parties. Any suspension or cancellation by our customers of deliveries under our copper or other sales contracts that are not replaced by deliveries under new contracts or sales on the spot market would reduce our cash flow and could adversely affect our financial condition and results of operations.

The copper mining industry is highly competitive.

We face competition from other copper mining and producing companies around the world. Although we are currently among the lowest cost copper producers in our region, we cannot assure you that competition from lower cost producers will not adversely affect us in the future.

In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper and other metals.

The mining industry has experienced significant consolidation in recent years, including consolidation among some of our main competitors, as a result of which an increased percentage of copper production is from companies that also produce other products and may, consequently, be more diversified than we are. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

Potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit copper producers operating in countries other than Peru and Mexico, where our mining operations are currently located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements.

Increases in energy costs, accounting policy changes and other matters may adversely affect our results of operations.

We require substantial amounts of fuel oil, electricity and other resources for our operations. Fuel, gas and power costs constitute approximately 43.4% of our production cost. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. For example, during the 1970s and 1980s, our ability to import fuel oil was restricted by Peruvian government policies that required us to purchase fuel oil domestically from a government-owned oil producer at prices substantially above those prevailing on the world market. In addition, in recent years the price of oil has risen dramatically due to a variety of factors. Disruptions in supply or increases in costs of energy resources could have a material adverse effect on our financial condition and results of operations.

We believe our results of operations can, from time to time, be affected by accounting policy changes, including the March 17, 2005 Emerging Issues Task Force, or EITF, consensus ratified by the Financial Accounting Standards Board, or FASB, on March 30, 2005 and the subsequent modification to the transition provisions approved by the EITF in its June 15-16, 2005 meeting. The consensus states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the cost of the inventory produced (extracted) during the period that the stripping costs are incurred. On January 1, 2006 the Company adopted this consensus by reversing $499.5 million of net cumulative capitalized stripping cost and capitalized leach inventory cost as of December 31, 2005 and recording a net charge of $322.9 million to retained earnings after the recognition of a workers participation and tax benefit of $176.6 million. In addition, near-term future years operating income could be negatively impacted to the extent that costs previously capitalized are expensed. For further discussions see “Notes to consolidated combined financial statements – Impact of new accounting standards”.

A 2005 Mexican Supreme Court decision reduced our results by requiring increased workers’ profit sharing payments by our Minera México subsidiary. In May 2005, the court rendered a decision that changed the method of computing the amount of statutory workers’ profit-sharing required to be paid by certain Mexican companies, including Minera México. The court’s ruling in effect prohibited applying net operating loss carryforwards in computing the income used as the base for determining the workers’ profit sharing amounts, as further described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources–Other Liquidity Considerations”.

Additionally, we expect our future results will continue to be affected by the recently-enacted Peruvian mining royalty charge, which has reduced our earnings in the second half of 2004 and the year 2005, as further described under Business–Mining Rights and Concessions–Peru.

We may be adversely affected by labor disputes.

In the last several years we have experienced a number of strikes or other labor disruptions that have had an adverse impact on our operations and operating results. See “Business–Employees.” For example, in Peru, on August 31, 2004, unionized workers at our mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metals prices. The strike was resolved on September 13, 2004. Additionally, in February 2006 construction workers at the Ilo Smelter modernization project went on strike and blocked access to our Ilo production facilities. Our Ilo refinery and smelter production was interrupted for a short period before the matter was resolved. This disruption did not significantly affect our production.

In Mexico, on October 26, 2005 the workers at our La Caridad mining complex went on strike claiming that the Company still owed them profit sharing from 2003. The strike was declared illegal and the workers returned to work two days later after the Company agreed to pay each worker approximately $900.00. The total paid was $3.1 million. On July 12, 2004, the workers of Mexcobre went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexcananea went on strike, followed by the Mexicana de Cobre workers. The strike lasted for 6 days at Mexicana de Cobre and 9 days at Mexicana de Cananea. In each case, our operations at the particular mine ceased until the strike was resolved. In Mexico, collective bargaining agreements are negotiated every year in respect of salaries and every two years for other benefits. We cannot assure you that we will not experience strikes or other labor-related work stoppages that could have a material adverse effect on our financial condition and results of operations.

Environmental, health and safety laws and other regulations may increase our costs of doing business, restrict our operations or result in operational delays.

Our exploration, mining, milling, smelting and refining activities are subject to a number of Peruvian and Mexican laws and regulations, including environmental laws and regulations, as well as certain industry technical standards. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharge, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

Environmental regulations in Peru and Mexico have become increasingly stringent over the last decade and we have been required to dedicate more time and money to compliance and remediation activities. Furthermore, Mexican authorities have become more rigorous and strict in enforcing Mexican environmental laws. We expect additional laws and regulations will be enacted over time with respect to environmental matters. Recently, Peruvian environmental laws have been enacted imposing closure and remediation obligations on the mining industry. Our Mexican operations are also subject to the environmental agreement entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. The development of more stringent environmental protection programs in Peru and Mexico and in relevant trade agreements could impose constraints and additional costs on our operations and require us to make significant capital expenditures in the future. We cannot assure you that future legislative, regulatory or trade developments will not have an adverse effect on our business, properties, results of operations, financial condition or prospects.

Our metals exploration efforts are highly speculative in nature and may be unsuccessful.

Metals exploration is highly speculative in nature, involves many risks and is frequently unsuccessful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. We cannot assure you that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Estimates are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected prices may mean reserves, once found, will be uneconomical to produce.

Our profits may be negatively affected by currency exchange rate fluctuations.

Our assets, earnings and cash flows are influenced by various currencies due to the geographic diversity of our sales and the countries in which we operate. As some of our costs are incurred in currencies other than our functional currency, the U.S. dollar, fluctuations in currency exchange rates may have a significant impact on our financial results. These costs principally include electricity, labor, maintenance, operation contractors and fuel. For the year ended December 31, 2005, a substantial portion of our costs were denominated in a currency other than U.S. dollar. Operating costs are influenced by the currencies of the countries where our mines and processing plants are located and also by those currencies in which the costs of equipment and services are determined. The Peruvian nuevo sol, the Mexican peso and the U.S. dollar are the most important currencies influencing costs.

The U.S. dollar is our functional currency and our revenues are primarily denominated in U.S. dollars. However, portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Accordingly, when inflation in Peru or Mexico increases without a corresponding devaluation of the nuevo sol or peso, our financial position, results of operations and cash flows could be adversely affected. To manage the volatility related to the risk of currency rate fluctuations, we may enter into forward exchange contracts. We cannot assure you, however, that currency fluctuations will not have an impact on our financial condition and results of operations.

Further, in the past there has been a strong correlation between copper prices and the exchange rate of the U.S. dollar. A strengthening of the U.S. dollar may therefore be accompanied by lower copper prices, which would negatively affect our financial condition and results of operations.

We may be adversely affected by challenges relating to slope stability.

Our open-pit mines get deeper as we mine them, presenting certain geotechnical challenges including the possibility of slope failure. If we are required to decrease pit slope angles or provide additional road access to prevent such a failure, our stated reserves could be negatively affected. Further, hydrological conditions relating to pit slopes, renewal of material displaced by slope failures and increased stripping requirements could also negatively affect our stated reserves. We have taken actions in order to maintain slope stability, but we cannot assure you that we will not have to take additional action in the future or that our actions taken to date will be sufficient. Unexpected failure or additional requirements to prevent slope failure may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves.

Litigation involving Asarco may adversely affect us.

Our direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving ASARCO LLC (“Asarco”). Asarco, a mining company, is indirectly wholly owned by Grupo México. In March 2003, AMC purchased its interest in SCC from Asarco. In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco’s environmental liabilities and AMC’s then-proposed purchase of SCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. The consent decree is binding solely on the U.S. government. In October 2004, AMC, Grupo México, Mexicana de Cobre and other parties, not including SCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC’s purchase of SCC from Asarco should be voided as a fraudulent conveyance. While Grupo México and its affiliates believe that these claims are without merit, we cannot assure you that these or future claims, if successful, will not have an adverse effect on our parent corporations or us. Any increase in the financial obligations of our parent corporations, as a result of matters related to Asarco or otherwise could, among other matters result in our parent corporations attempting to obtain increased dividends or other funding from us. In

2005, certain subsidiaries of Asarco filed bankruptcy petitions in connection with alleged asbestos liabilities. In July 2005, the unionized workers of Asarco commenced a work stoppage. The work stoppage was settled in November 2005 with the extension of the existing contract for an additional thirteen month period until December 31, 2006. A further deterioration of the financial condition of Asarco could result in additional claims being filed against Grupo México and its subsidiaries, including SCC, Minera México or its subsidiaries. As a result of various factors, including the above mentioned work stoppage, in August 2005, Asarco LLC entered into bankruptcy proceedings under Chapter 11 of the U.S. Bankruptcy Code before the U.S. Bankruptcy Court of Corpus Christi, Texas. Asarco’s bankruptcy case is being joined with the bankruptcy cases of its subsidiaries. Asarco is in continuing possession of its properties and is operating and managing its businesses as a debtor in possession. Asarco believes that by utilizing the Chapter 11 process it can achieve an orderly restructuring of its business and finally resolve, among other contingencies, its environmental and asbestos claims. However, it is impossible to predict how the bankruptcy court will ultimately rule with respect to such petitions and the impact such rulings will have on Asarco and its subsidiaries and ultimately upon us.

We are controlled by Grupo México, which exercises significant influence over our affairs and policies and whose interests may be different from yours.

Grupo México owns indirectly approximately 75.1% of our capital stock. We own substantially all of Minera México’s capital stock. In addition, certain of our and Minera México’s officers and directors are also officers of Grupo México. We cannot assure you that the interests of Grupo México will not conflict with yours.

Grupo México has the ability to determine the outcome of substantially all matters submitted for a vote to our stockholders and thus exercises control over our business policies and affairs, including the following:

•                  the composition of our board of directors and, as a result, any determinations of our board with respect to our business direction and policy, including the appointment and removal of our officers;

•                  determinations with respect to mergers and other business combinations, including those that may result in a change of control;

•                  whether dividends are paid or other distributions are made and the amount of any dividends or other distributions;

•                  sales and dispositions of our assets; and

•                  the amount of debt financing that we incur.

In addition, we and Minera México have in the past engaged in, and expect to continue to engage in, transactions with Grupo México and its other affiliates that may present conflicts of interest. For additional information regarding the share ownership of, and our relationships with, Grupo México and its affiliates, see “Related Party Transactions.”

We may pay a significant amount of our net income as cash dividends on our common stock in the future.

We have distributed a significant amount of our net income as dividends since 1996. Our dividend practice is subject to change at the discretion of our board of directors at any time. The amount that we pay in dividends is subject to a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects, legal restrictions, contractual restrictions in credit agreements, limitations imposed by the government of Peru, Mexico or other countries where we have significant operations and other factors that our board of directors may deem relevant. We anticipate paying a significant amount of our net income as cash dividends on our common stock in the foreseeable future. Such payments would reduce cash available to meet our debt service obligations.

Risks Associated with Doing Business in Peru and Mexico

There is uncertainty as to the termination and renewal of our mining concessions.

Under the laws of Peru and Mexico, mineral resources belong to the state and government concessions are required in both countries to explore for or exploit mineral reserves. In Peru, our mineral rights derive from concessions from the Peruvian Ministry of Energy and Mines for our exploration, exploitation, extraction and/or production operations. In June 2004, the Peruvian Congress enacted legislation imposing a royalty to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under the new law, we are subject to a 1% to 3% tax, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. See “Business–Mining Rights and Concessions–Peru.”  In Mexico, our mineral rights derive from concessions granted, on a discretionary basis, by the Secretaría de Economía (Ministry of Economy), pursuant to the Ley Minera (the Mining Law) and regulations thereunder.

Mining concessions in both Peru and Mexico may be terminated if the obligations of the concessionaire are not satisfied. In Peru, we are obligated to pay certain fees for our mining concession. In Mexico, we are obligated, among other things, to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. Any termination or unfavorable modification of the terms of one or more of our concessions, or failure to obtain renewals of such concessions subject to renewal or extensions, could have a material adverse effect on our financial condition and prospects.

Peruvian economic and political conditions may have an adverse impact on our business.

A significant part of our operations are conducted in Peru. Accordingly, our business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru. During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation’s economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates and local and foreign investment as well as limitations on imports, have restricted the ability of companies to dismiss employees, have expropriated private sector assets (including mining companies) and have prohibited the remittance of profits to foreign investors.

From 1985 through 1990, during the Alan García administration, government policies restricted our ability, among other things, to repatriate funds and import products from abroad. In addition, currency exchange rates were strictly controlled and all exports sales were required to be deposited in Peru’s Banco Central de Reserva, where they were exchanged from U.S. dollars to the Peruvian currency at less-than-favorable rates of exchange. These policies generally had an adverse effect on our results of operations. Controls on repatriation of funds limited the ability of our stockholders to receive dividends outside of Peru but did not limit the ability of our stockholders to receive distributions of earnings in Peru.

In July 1990, Alberto Fujimori was elected president, and his administration implemented a broad-based reform of Peru’s economic and social conditions aimed at stabilizing the economy, restructuring the national government by reducing bureaucracy, privatizing state-owned companies, promoting private investment, developing and strengthening free markets and enacting programs for the strengthening of basic services related to education, health, housing and infrastructure. After taking office for his third term in July 2000 under extreme protest, President Fujimori was forced to call for general elections due to the outbreak of corruption scandals, and later resigned in favor of a transitory government headed by the president of Congress, Valentín Paniagua.

Mr. Paniagua took office in November 2000 and in July 2001 handed over the presidency to Alejandro Toledo, the winner of the elections decided in the second round held on June 3, 2001, ending two years of political turmoil. Since his election, President Toledo has retained, for the most part, the economic policies of the previous government, focusing on promoting private investment, eliminating tax exemptions, reducing underemployment and unemployment and privatizing state-owned companies in various sectors including energy, mining and public services. President Toledo also implemented fiscal austerity programs, among other proposals, in order to stimulate the economy. Despite Peru’s moderate economic growth, the Toledo administration has at times faced public unrest spurred by the high rates of unemployment, underemployment and poverty. President Toledo has been forced to restructure his cabinet on several occasions to quell public unrest and to maintain his political alliances.

Given that the Toledo administration continues to face a fragmented Congress and continuing public unrest, we cannot assure you that the government will continue its current economic policies or that Peru’s recent economic growth will be sustained. In addition, presidential elections are expected to be held in Peru in the second quarter of 2006, which may mean a change in Peru’s economic policies. Because we have significant operations in Peru, future Peruvian governmental actions could have an adverse effect on market conditions, prices and returns on our securities, and on our business, results of operations, financial condition, ability to obtain financing and prospects.

There is a risk of terrorism in Peru relating to Sendero Luminoso and the Movimiento Revolucionario Tupac Amaru, which were particularly active in the 1980s and early 1990s. We cannot guarantee that acts by these or other terrorist organizations will not adversely affect our operations in the future.

Mexican economic and political conditions may have an adverse impact on our business.

A significant part of our operations are based in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deterioration in economic conditions, characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. An economic crisis occurred in 1995 in the context of a series of internal disruptions and political events including a large current account deficit, civil unrest in the southern state of Chiapas, the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso. We cannot assure you that such conditions will not recur, that other unforeseen negative political or social conditions will not arise or that such conditions will not have a material adverse effect on our financial condition and results of operations.

On July 2, 2000, Vicente Fox of the Partido Acción Nacional (the National Action Party), or PAN, was elected president. Although his election ended more than 70 years of presidential rule by the Partido Revolucionario Institucional (the Institutional Revolutionary Party), or PRI, neither the PAN nor the PRI succeeded in securing a majority in the Mexican congress. In elections in 2003 and 2004, the PAN lost additional seats in the Mexican Congress and state governorships. The lack of a majority party in the legislature and the lack of alignment between the legislature and the executive branch have resulted in legislative gridlock, which is expected to continue at least until the Mexican presidential elections in 2006. Such legislative gridlock has impeded the progress of structural reforms in Mexico, which may have a material adverse effect on the Mexican economy and cause disruptions to our operations. Furthermore, economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives, and we cannot assure you that any reforms that are undertaken will achieve their stated goals. Because we have significant operations in Mexico, we cannot provide any assurance that current legislative gridlock and/or future political developments in Mexico, including the 2006 presidential and congressional elections, will not have a material adverse effect on market conditions, prices and returns on our securities, our ability to obtain financing, and our results of operations and financial condition.

Peruvian inflation, reduced economic growth and fluctuations in the nuevo sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the Indice de Precios al Consumidor and published by the Instituto Nacional de Estadística e Informática, the National Institute of Statistics, has fallen from a high of 7,649.7% in 1990 to 1.5% in 2005. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3% in 1990 to 4.5% in 2005. Our revenues are primarily denominated in U.S. dollars and our operating expenses are partly denominated in U.S. dollars. If inflation in Peru were to increase without a corresponding devaluation of the nuevo sol relative to the U.S. dollar, our financial position and results of operations, and the market price of our common stock, could be affected. Although the Peruvian government’s stabilization plan has significantly reduced inflation and the Peruvian economy has experienced moderate growth in recent years, we cannot assure you that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation of the nuevo sol is the decline of Peruvian foreign reserves to inadequate levels. Peru’s foreign reserves at February 28, 2006, were $14.0 billion as compared to $12.6 billion at December 31, 2004. We cannot assure you that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations or that Peru will not devalue its currency should its foreign reserves decline.

Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect our financial condition and results of operations.

Although all of our Mexican operations’ sales of metals are priced and invoiced in U.S. dollars, a substantial portion of our Mexican operations’ cost of sales are denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 2000, 2001 and 2002, the net income generated by our Mexican operations is adversely affected.

The annual inflation rate in Mexico was 3.3% in 2005, 5.2% in 2004 and 4.0% in 2003. The Mexican government has publicly announced that it does not expect inflation to exceed 3.0% in 2006. At the same time, the peso has been subject in the past to significant devaluation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso declined by 4.9% in 2005 and increased by 0.3% in 2004 and 9.0% in 2003.

While the Mexican government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso’s value will not fluctuate significantly in the future. The imposition of such exchange control policies could impair Minera México’s ability to obtain imported goods and to meet its U.S. dollar-denominated obligations and could have an adverse effect on our business and financial condition.

Developments in other emerging market countries and in the United States may adversely affect the prices of our common stock and our debt securities.

The market value of securities of companies with significant operations in Peru and Mexico is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Peru or Mexico, as the case may be, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of the securities, including debt securities, of issuers that have significant operations in Peru or Mexico.

In addition, in recent years economic conditions in Mexico have increasingly become correlated to U.S. economic conditions. Therefore, adverse economic conditions in the United States could also have a significant adverse effect on Mexican economic conditions including the price of our debt securities. We cannot assure you that the market value or trading prices of our common stock and debt securities, will not be adversely affected by events in the United States or elsewhere, including in emerging market countries.

Item 2. Properties

We were incorporated in Delaware in 1952. Our corporate offices in the United States are located at 2575 East Camelback Road, Suite 500, Phoenix, Arizona 85016. Our telephone number in Phoenix, Arizona is (602) 977-6595. Our corporate offices in Mexico are located in Mexico City and our corporate offices in Peru are located in Lima. Our website is www.southerncoppercorp.com We believe that our existing properties are in good condition and suitable for the conduct of its business.

The following table sets forth as of December 31, 2005, the locations of production facilities by reportable segment, the processes used, as well as the key production and capacity data for each location:

Facility Name	Location	Process	Nominal Capacity (1)	2005 Production	2005 Capacity Utilization
PERUVIAN OPEN PIT UNIT
Mining Operations
Cuajone Open-pit Mine	Cuajone (Peru)	Copper ore milling and recovery, copper and molybdenum concentrate production	87.0 ktpd - Milling	81.9 ktpd	94.1%
Toquepala Open-pit Mine	Toquepala (Peru)	Copper ore milling and recovery, copper and molybdenum concentrate production	60.0 ktpd - Milling	59.5 ktpd	99.1%
Toquepala SX-EW Plant	Toquepala (Peru)	Leaching, solvent extraction and cathode electro winning	56.0 ktpy - Refined	36.5 ktpy	65.2%

Processing Operations
Ilo Copper Smelter	Ilo (Peru)	Copper smelting, blister production	1,131.5 ktpy - Concentrate feed	1,206.3 ktpy	106.6%
Ilo Copper Refinery	Ilo (Peru)	Copper refining	280 ktpy - Refined cathodes	285.2 ktpy	101.9%
Ilo Acid Plant	Ilo (Peru)	Sulfuric Acid	300 ktpy - Sulfuric acid	369.7 ktpy	123.2%
Ilo Precious Metals Refinery	Ilo (Peru)	Slime recovery & processing, gold & silver refining	365 tpy	311.4 tpy	85.3%

MEXICAN OPEN PIT UNIT
Cananea Open-Pit Mine	Sonora (Mexico)	Copper Ore milling & recovery, copper concentrate production	76.7 ktpd - Milling	70.2 ktpd	91.5%
Cananea SX-EW I, II Plants	Sonora (Mexico)	Leaching, solvent extraction & refined cathode electrowinning	54.8 ktpy (combined)	56.4ktpy	103.0%
La Caridad Open-Pit Mine	Sonora (Mexico)	Copper ore milling & recovery, copper & molybdenum concentrate production	90.0 ktpd - Milling	87.0 ktpd	96.7%
La Caridad SX-EW Plant	Sonora (Mexico)	Leaching, solvent extraction & cathode electro winning	21.9 ktpy - Refined	22.0 ktpy	100.5%

Processing Operations
La Caridad Copper Smelter	Sonora (Mexico)	Concentrate smelting, anode production	1,000 ktpy - Concentrate feed	894.7 ktpy	89.5%
La Caridad Copper Refinery	Sonora (Mexico)	Copper refining	300 ktpy Copper cathode	233.7 ktpy	77.9%
La Caridad Copper Rod Plant	Sonora (Mexico)	Copper rod production	150 ktpy Copper rod	113.2 ktpy	75.4%

La Caridad Precious Metals Refinery	Sonora (Mexico)	Slime recovery & processing, gold & silver refining	2.8 ktpy - Slime	0.7 ktpy	26.6%
La Caridad Sulfuric Acid Plant	Sonora (Mexico)	Sulfuric acid	1,565.5 ktpy - Sulfuric acid	833.4 ktpy	53.2%

IMMSA UNIT
Underground Mines
Charcas	San Luis Potosi (Mexico)	Copper, zinc, lead milling, recovery & concentrate production	4.0 ktpd - Milled ore	3.6 ktpd	91.0%
San Martin	Zacatecas (Mexico)	Lead, zinc, copper & silver mining, milling recovery & concentrate production	4.4 ktpd Milled ore	3.4 ktpd	76.7%
Santa Barbara	Chihuahua (Mexico)	Lead, copper and zinc mining & concentrates production	6.0 ktpd Milled ore	4.1 ktpd	67.9%
Santa Eulalia	Chihuahua (Mexico)	Lead & zinc mining and milling recovery & concentrate production	1.5 ktpd Milled ore	0.6 ktpd	38.3%
Taxco	Guerrero (Mexico)	Lead, zinc silver & gold mining recovery & concentrate production	2.0 ktpd Milled ore	1.0 ktpd	49.7%

Nueva Rosita Coal & Coke Complex(2)	Coahuila (Mexico)	Clean coal production	900 ktpy clean coal	181 ktpy	20.1%

Processing Operations
San Luis Potosi Copper Smelter	San Luis Potosi (Mexico)	Concentrate smelting, blister production	230 ktpy Concentrate feed	103.1 ktpy	44.8%
San Luis Potosi Zinc Refinery	San Luis Potosi (Mexico)	Zinc concentrates refining	105 ktpy Zinc cathode	101.5% ktpy	96.7%
San Luis Potosi Sulfuric Acid Plant	San Luis Potosi (Mexico)	Sulfuric acid	180.0 ktpy Sulfuric acid	176.3 ktpy	97.9%

Key:

koz =  thousands of ounces

ktpd = thousands of tons per day

ktpy = thousands of tons per year

tpy  = tons per year

(1)                                  Our estimates of actual capacity contemplating normal operating conditions with allowance for normal downtime for repairs and maintenance and based on the average metal content for the relevant period.

(2)                                  At December 31, 2005, the coal reserves for the Nueva Rosita coal were 66,981,498 tons with average sulfur content of 1.0% and a BTU content of 8800 per pound.

SUMMARY OPERATING DATA

The following table sets out certain operating data underlying our combined financial and operating information for each of the periods indicated.

	Year Ended December 31,
	2005	2004	2003
COPPER (thousand pounds):
Mined
Peru open pit
Toquepala	347,130	354,618	313,878
Cuajone	360,805	428,553	406,814
SX-EW Toquepala	80,464	92,869	105,283

Mexico open pit
La Caridad	269,662	243,358	236,414
Cananea	261,778	271,670	207,461
SX-EW La Caridad	48,603	48,005	47,334
SX-EW Cananea	124,359	110,671	109,169
IMMSA Unit	28,228	33,186	41,738
Total Mined	1,521,029	1,582,930	1,468,091

Smelted
Blister Ilo	713,200	702,646	689,513
Anodes La Caridad	617,953	548,763	435,168
Blister IMMSA	46,998	49,970	51,914
Total Smelted	1,378,151	1,301,379	1,176,595

Refined
Peru Open Pit
Cathodes Ilo	628,769	618,790	626,126
SX-EW Toquepala	80,464	92,869	105,283

Mexico Open Pit
Cathodes La Caridad	515,179	445,649	361,480
SX-EW La Caridad	48,603	48,005	47,334
SX-EW Cananea	124,359	110,671	109,169
Total Refined	1,397,374	1,315,984	1,249,392

Rod Mexico Open Pit
La Caridad	249,485	153,282	118,654
Total Rod	249,485	153,282	118,654

SILVER (thousand ounces)
Mined
Peru Open Pit
Toquepala	2,230	2,048	1,822
Cuajone	2,261	2,712	2,490

Mexico Open Pit
La Caridad	2,123	1,777	1,846
Cananea	1,698	1,523	1,075
IMMSA Unit	10,183	10,470	10,770
Total Mined	18,495	18,530	18,003

Refined
Peru Open Pit - Ilo	3,533	3,823	3,599
Mexico Open Pit - La Caridad	4,583	2,923	4,376
IMMSA Unit	4,371	4,050	4,171
Total Refined	12,487	10,796	12,146

MOLYBDENUM (thousand pounds)
Mined
Toquepala	11,737	13,236	9,156
Cuajone	11,638	10,267	10,730
La Caridad	9,260	8,184	8,184
Total Mined	32,635	31,687	28,070

ZINC (thousand pounds)
Mined IMMSA	316,603	294,930	283,867
Refined IMMSA	223,820	226,097	222,819

	Year Ended December 31,
Average Market Prices	2005	2004	2003
Copper price ($ per pound - LME)	$1.67	$1.30	$0.81
Copper price ($ per pound - COMEX)	$1.68	$1.29	$0.81
Molybdenum price ($ per pound) (1)	$31.05	$15.95	$5.21
Zinc price ($ per pound - LME)	$0.63	$0.48	$0.38
Silver price ($ per ounce - COMEX)	$7.32	$6.68	$4.89

(1)          Platt’s Metals Week Dealer Oxide

ORE RESERVES:

Ore reserves are those estimated quantities of proven and probable material that may be economically mined and processed for extraction of their mineral content. Ore reserve estimates are based on engineering evaluations of assay values derived from the sampling of drill holes and other openings. We believe that the samplings taken are spaced at intervals close enough to render the estimates reliable. The ore reserves estimates include assessments of the metallurgy to determine copper recovery by flotation process and column leaching, as well as economic, marketing, legal, environmental, governmental, and other necessary considerations.

Annually our engineering department reviews in detail the reserve computations. In addition, the engineering department reviews the computation when changes in assumptions occur. Changes can occur for price or cost assumptions, results in field drilling or new geotechnical parameters. We also engage third party consultants to review mine planning procedures.

Pursuant to SEC guidance, the reserves information in this report are calculated using average metals prices over the most recent three years unless otherwise stated. We refer to these three-year average metals prices as “current prices.”  Our current prices for copper are calculated using prices quoted by COMEX, and our current prices for molybdenum are calculated according to Platt’s Metals Week. Unless otherwise stated, reserves estimates in this report use $1.261 per pound for copper and $17.817 per pound for molybdenum, both current prices as of December 31, 2005. The current prices for copper and molybdenum were $0.939 and $8.425 as of December 31, 2004 and $0.751 and $3.81 as of December 31, 2003.

For purposes of our long-term planning, our management uses metals price assumptions of $0.90 per pound for copper and $4.50 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Our management uses these price assumptions, as it believes these prices reflect the full price cycle of the metals market.

For Peruvian operations, commencing in 2003, we have used reserves estimates based on current average prices as of the most recent year then ended to determine the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. In calculating such items in the case of our Minera Mexico subsidiary for periods prior to 2005, we have used reserves estimates based on the longer-term price assumptions discussed above.

We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper remaining in our existing mine locations that can be produced and sold at a profit. These estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of our mines.

For more information regarding our reserve estimates, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations–Critical Accounting Policies and Estimates–Ore Reserves”

COPPER AND MOLYBDENUM RESERVES BY SITE:

The table below details our copper and molybdenum reserves as estimated at December 31, 2005.

	PERUVIAN OPEN-PIT UNIT		MEXICAN OPEN-PIT UNIT			MEXICAN IMMSA UNIT	Sensitivity to Change in metals prices (3)
	Cuajone Mine (1)	Toquepala Mine (2)	Cananea Mine (1)	La Caridad Mine (1)	TOTAL OPEN-PIT MINES	IMMSA (2)	Increase 20%	Decrease 20%
Mineral Reserves
Metal prices:
Copper ($/lb.)	1.261	1.261	1.261	1.261	1.261	1.261	1.513	1.009
Molybdenum ($/lb.)	17.817	17.817	17.817	17.817	17,817	17.817	21.381	14.254
Cut-off grade	0.30%	0.30%	0.25%	0.20%	0.26%	—	0.21%	0.36%
Sulfide ore reserves (thousands of tons)	1,935,407	2,174,479	3,759,426	1,562,184	9,431,496	41,644	12,481,624	6,111,769
Average grade:
Copper	0.561%	0.580%	0.494%	0.315%	0.498%	0.51%	0.450%	0.577%
Molybdenum	0.019%	0.032%	—	0.028%	0.026%	—	0.025%	0.029%
Leachable material (thousands of tons)	11,604	2,777,807	1,499,915	1,489,303	5,778,629	—	5,383,676	5,466,250
Leachable material grade	0.568%	0.172%	0.226%	0.157%	0.183%	—	0.159%	0.216%

Waste (thousands of tons)	5,022,010	7,364,671	3,979,732	540,455	16,906,868	—	20,813,111	13,510,787
Total material (thousands of tons)	6,969,021	12,316,957	9,239,073	3,591,942	32,116,993	—	38,678,411	25,088,806
Stripping ratio	2.60	4.66	1.46	1.30	2.41		2.10	3.10

Leachable material
Reserves in stock (thousands of tons)	23,982	807,154	605,711	467,789	1,904,636	—	1,904,636	1,904,636
Average copper grade	0.463%	0.136%	0.139%	0.252%	0.170%	—	0.170%	0.170%

In pit reserves (thousands of tons)	11,604	2,777,807	1,499,915	1,489,303	5,778,629	—	5,383,676	5,466,250
Average copper grade	0.568%	0.172%	0.226%	0.157%	0.183%	—	0.159%	0.216%

Total leachable reserves (thousands of tons)	35,586	3,584,961	2,105,626	1,957,092	7,683,265	—	7,288,312	7,370,886
Average copper grade	0.497%	0.164%	0.201%	0.180%	0.180%	—	0.162%	0.204%
Copper contained in ore reserves (thousand of tons) (4)	10,924	17,390	21,961	7,259	57,534	212	64,707	47,040

(1)          The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 83.7%, 87.0%, 81.0% and 82.59%, respectively, obtained by using recovery formulas according to the different milling capacity and geo-metallurgical zones.

(2)          The Immsa Unit includes the Charcas, Santa Bárbara, San Martin, Santa Eulalia and Taxco mines.

(3)          In preparing the sensitivity analysis, we recalculated our reserves based on the assumption that current average metal prices were 20% higher and 20% lower, respectively, than the actual current average prices for year-end 2005. Reserve results of this sensitivity analysis are not proportional to the increase or decrease in metal price assumptions. The analysis above does not include our Immsa Unit’s underground mines, for which the sensitivity analysis is as follows:

	Sensitivity to 20% Change in Metals Prices
	Increase 20%	Decrease 20%
Sulfide ore reserves (thousands of tons)	45,337	32,638
Average grade copper	0.49%	0.58%
Copper contained (thousands of tons)	222	189

(4)          Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade

The following is the average drill-hole spacing for proven and probable sulfide reserves:

As of December 31, 2005

	Proven	Probable
	(average spacing in meters)
Cuajone	80.32	120.48
Toquepala	88.68	120.92
Cananea	51.96	100.94
La Caridad	38.52	105.90

The table below details our copper and molybdenum reserves as of December 31, 2005 calculated based on long-term price assumptions of, $0.90 for copper and $4.50 for molybdenum.

	Cuajone Mine	Toquepala Mine	Cananea Mine	La Caridad Mine	Total Open-Pit Mines	Immsa (1)
Mineral Reserves
Metal prices:
Copper ($/lb.)	$0.90	$0.90	$0.90	$0.90	$0.90	$0.90
Molybdenum ($/lb.)	$4.50	$4.50	$4.50	$4.50	$4.50	$4.50
Sulfide ore reserves (thousands of tons)	1,064,339	576,593	2,102,432	480,477	4,223,841	51,647
Average grade:
Copper	0.636%	0.731%	0.597%	0.400%	0.603%	0.48%
Molybdenum	0.020%	0.042%	—	0.028%	0.028%	—
Leachable material (thousands of tons)	32,211	925,075	1,378,185	826,505	3,161,976
Leachable material grade	0.344%	0.218%	0.301%	0.206%	0.252%
Waste (thousands of tons)	1,233,031	681,828	3,011,209	205,863	5,131,931
Total material (thousands of tons)	2,329,581	2,183,496	6,491,826	1,512,845	12,517,748
Stripping ratio	1.19	2.79	2.09	2.15	1.96

Leachable material
Reserves in stock (thousands of tons)	23,982	807,154	605,711	467,789	1,904,636	—
Average copper grade	0.463%	0.136%	0.139%	0.252%	0.169%	—
In-pit reserves (thousands of tons)	32,211	925,075	1,378,185	826,505	3,161,976	—
Average copper grade	0.344%	0.218%	0.301%	0.206%	0.252%	—
Total Leachable reserves (thousands of tons)	56,193	1,732,229	1,983,896	1,294,294	5,066,612	—
Average copper grade	0.395%	0.180%	0.251%	0.223%	0.221%	—
Copper contained in ore reserves (thousands of tons) (2)	6,880	6,232	16,700	3,625	33,437	248

(1)          The Immsa Unit includes the Charcas, Santa Barbara, San Martin, Santa Eulalia and Taxco mines.

(2)          Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average grade of copper. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

OVERVIEW OF BLOCK MODEL RECONCILIATION PROCESS

We apply the following block model to mill reconciliation procedure.

The following stages are identified in the Cuajone, Toquepala, Cananea and La Caridad mines:

1.               The mine geologists gather the necessary monthly statistical data from our information system (“SRP”), which provides ore tons milled and ore grades in the concentrator.

2.               Mined areas are topographically determined and related boundaries are built.

3.               Using the “interactive planner” option in our mining software (Minesight), ore metric tons and grades are calculated inside mined areas over the block model. At this point the current cut-off grade is considered.

4.               In the final stage, accumulated tons mined, weighted average grade for ore material and leach is compared with data coming from our SRP system.

Tonnage and grade reconciliation for 2005 are as follows:

	Long Range Model		Mill		Variance
Mine	Tons	% Copper	Tons	% Copper	Tons	% Copper
	(thousands)		(thousands)		(thousands)
Cuajone	29,616	0.650	29,544	0.643	72	0.007
Toquepala	21,144	0.849	21,224	0.812	(80)	0.037
Cananea	28,080	0.567	26,449	0.573	1,631	0.006
La Caridad	33,539	0.492	31,551	0.483	1,988	0.009

If the estimation error appears greater than 3%, a detailed evaluation is done to review the differences, which normally could result in more in-fill drilling, in order to better know the geological characteristics (grade, rock type, mineralization and alteration) and the spacing of drill holes which are considered in the ore body zone.

Item 3. Legal Proceedings

Reference is made to the information under the caption “Litigation Matters” in Financial Statement Note 13 “Commitments and Contingencies” on Page A-105.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Executive Officers of the Registrant

Set forth below are the executive officers of the Company, their ages as of February 6, 2006 and their positions.

Name	Age	Position
German Larrea Mota-Velasco	52	Chairman of the Board and Director
Oscar Gonzalez Rocha	67	President, Chief Executive Officer and Director
Xavier Garcia de Quevedo Topete	59	Executive Vice President, Chief Operating Officer and Director
J. Eduardo Gonzalez Felix	37	Vice President Finance, Chief Financial Officer and Director
Armando Ortega Gomez	45	Vice President, Legal, General Counsel, Secretary and Director
Jose N. Chirinos Fano	64	Comptroller
Mario Vinageras Barroso	50	Vice President, Commercial
Vidal Muhech Dip	65	Vice President, Projects

German Larrea Mota-Velasco has served as our Chairman of the Board since December 1999 Chief Executive Officer from December 1999 to October 2004 and as a member of the Board of Directors since November 1999. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Grupo México (holding) since 1994. Mr. Larrea has been Chairman and Chief Executive Officer of Americas Mining Corporation (mining division) since 2003. Mr. Larrea has been Chairman of the Board and Chief Executive Officer of Grupo Minera México (mining division) since 1994 and of Grupo Ferroviario Mexicano (railroad division) since 1997. Mr. Larrea was previously Executive Vice Chairman of Grupo México and has been a member of the Board of Directors since 1981. He is also a director of Grupo Financiero Banamex, (Citigroup) S.A. de C.V., Banco Nacional de Mexico, S.A., Consejo Mexicano de Hombres de Negocios, and Grupo Televisa, S.A. de C.V.

Oscar Gonzalez Rocha has served as our Chief Executive Officer since October 21, 2004 and our President since December 1999. He has been our Director since November 1999. Previously, he was our General Director and Chief Operating Officer from December 1999 to October 20, 2004. He has been a Director of Grupo México since 2002 and Managing Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1999 and of Mexicana de Cananea S.A. de C.V. from 1990 to 1999. He was an Alternate Director of Grupo Mexico from 1988 to April 2002.

Xavier Garcia de Quevedo Topete has served as Executive Vice President and Chief Operating Officer since April 12, 2005 and as a member of our Board of Directors from November 1999 to the present. He has been the President and Chief Executive Officer of Minera México from September 2001 to April 2005. He was Managing Director of Grupo Ferroviario Mexicano S.A. de C.V., and of Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999, and Director General of Exploration and Development of Grupo Mexico from 1994 to 1997. He has been a director of Grupo México since April 2002.

J. Eduardo Gonzalez Felix has served as our Director and Vice President, Finance, and Chief Financial Officer since March 11, 2005. He has been the President and Chief Financial Officer of Grupo Mexico’s Mining Division (Americas Mining Corporation) from January 2004 to March 2005 and its Chief Financial Officer from 1999 to March 2003. Mr. Gonzalez has been the Chief Financial Officer of Minera Mexico from mid-2001 to December 2003. He had also headed Grupo Mexico’s Treasury and Investor Relations departments from 1999 to 2001. Prior to joining Grupo Mexico, Mr. Gonzalez was a Senior Associate at McKinsey & Company, Inc., heading work for clients in various countries and industry sectors. Mr. Gonzalez has also worked at the Kimberley-Clark Corporation and the Chicago Board Trade.

Armando Ortega Gomez has served as a member of our Board of Directors since August 2002. Mr. Ortega has been our General Counsel since October 23, 2003, and has served as our Vice President, Legal and Secretary since April 25, 2002. Previously, he was our Assistant

Secretary from July 25, 2001 to April 25, 2002. He has been General Counsel of Grupo México since May 2001. He is also Assistant Secretary of Grupo México. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from January 1998 to mid-May 2001, and was a negotiator for international matters for said Ministry from 1988 to May 2001.

Jose N. Chirinos Fano has served as our Comptroller since April 2005 and as our Treasurer from April 2004 to April 2005. He has been Director of Comptroller and Finance since December 1999. From January 1994 until April 2005 he was our Assistant Comptroller. Since January 2004, Mr. Chirinos has been Vice President of Finance and Chief Financial Officer of Southern Peru Limited, one of our subsidiaries. He has held various positions in Accounting, Administration and Finance during his 39 years at our Company.

Mario Vinageras Barroso has served as our Vice President, Commercial since April 25, 2002. He has been Commercial Director of Grupo México since September 1994 and Corporate Director of Sales of Grupo México since June 1, 2000.

Vidal Muhech Dip has served as our Vice President, Projects since April 25, 2002. He has been Corporate Director of Engineering and Construction of Grupo México since April 1995. Previously, he was Director of Engineering and Construction of Industrial Minera México from 1985 to 1995.

PART II

Item 5. Market For Registrant’s Common Equity and Related Stockholder Matters

At December 31, 2005, there were 2,116 holders of record of our Common Stock. SCC’s Common Stock is traded on the New York Stock Exchange (“NYSE”) and the Lima Stock Exchange(“BVL”). The SCC Common Stock symbol is PCU on the NYSE and PCU1 on the BVL.

The table below sets forth the cash dividends paid per share of capital stock and the high and low stock prices on both the NYSE, and the BVL for the periods indicated.

	2005					2004
Quarters	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
Dividend per Share (Note 1)	$0.6792	$2.3776	$1.0430	$1.7000	$5.7998	$0.1467	$0.2946	$0.4103	$0.4481	$1.2998

Stock market Price
NYSE:
High	$64.20	$59.20	$55.96	$70.60	$70.60	$50.50	$41.85	$51.66	$54.10	$54.10
Low	$43.17	$41.63	$42.88	$50.20	$41.63	$36.16	$26.53	$36.16	$42.15	$26.53

BVL:
High	$64.00	$59.20	$55.98	$70.75	$70.75	$50.80	$41.70	$52.00	$55.00	$55.00
Low	$43.39	$41.75	$42.55	$50.35	$41.75	$36.00	$26.50	$36.40	$42.20	$26.50

Note (1) Dividends per share based on the consolidated/combined results of SCC. Actual dividends per share prior to the April 1, 2005 acquisition of Minera Mexico were $1.2497 in the first quarter of 2005; and $0.27, $0.542, $0.755, $0.8245 and $2.3915 for the first, second, third and fourth quarters of 2004 and the year 2004, respectively.

On January 26, 2006, a dividend of $2.75 per share was announced payable March 3, 2006 to shareholders of record as of February 15, 2006. Our dividend policy continues to be reviewed at Board of Directors’ meetings, taking into consideration the current intensive capital investment program and expected future cash flow generated from operations.

For a description of limitations on our ability of the Company to make dividend distributions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk – Liquidity and Capital Resources” and Note 10 - Financings to our Consolidated Combined Financial Statements.

Equity Compensation Plan Information at December 31, 2005:

Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance
	(a)	(b)	(c)
Stock incentive plan	—	—	645,060
Directors’ stock award plan	N/A	N/A	68,800

For further information on the Company’s equity compensation plans see “Note 14 – Stockholders’ Equity” to the Company’s Consolidated Combined Financial Statements.

Item 6. Selected Financial Data

FIVE-YEAR SELECTED FINANCIAL AND STATISTICAL DATA

The selected historical financial data presented below as of and for the five years ended December 31, 2005, includes certain information that has been derived from our consolidated combined financial statements. The selected financial data should be read in conjunction with Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk” and the consolidated combined financial statements and notes thereto.

(In millions, except Capital Stock and Financial Data, except where noted)

	Year Ended December 31,
Statement of Earnings Data	2005	2004	2003	2002	2001(1)
Net sales	$4,112.6	$3,096.7	$1,576.6	$1,388.4	$1,560.0
Operating income	2,094.5	1,482.4	325.7	186.9	75.2
Minority interest	(12.5)	(4.7)	(4.3)	(8.9)	2.8
Cumulative effect of change in accounting principle, net of income tax	—	—	(1.5)	—	—

Net earnings (loss)	$1,400.1	$982.4	$83.5	$144.9	$(109.9)

Per share amounts:
Earnings (loss) basic and diluted	$9.51	$6.67	$0.57	$0.98	$(0.75)
Dividends paid	$5.80	$1.30	$0.31	$0.19	$0.19

	As of December 31,
Balance Sheet Data	2005	2004	2003	2002	2001 (1)

Cash, cash equivalents and marketable securities	$876.0	$756.0	$351.6	$175.1	$260.5
Total assets	5,687.6	5,319.2	4,491.0	4,419.0	4,480.6
Total long-term debt, including current portion	1,172.1	1,330.3	1,671.2	1,621.2	1,714.3
Total liabilities	2,348.8	2,494.3	2,385.9	2,452.5	2,633.3
Total stockholders’ equity	$3,326.1	$2,813.6	$2,022.7	$1,881.5	$1,751.9

	Year Ended December 31,
Statement of Cash Flows	2005	2004	2003	2002	2001(1)

Cash provided from operating activities	$1,644.2	$1,172.4	$64.8	$181.9	N/A	(2)
Depreciation, amortization and depletion	277.2	192.6	177.1	157.6	165.9
Cash(used for) investing activities	(425.4)	(219.5)	(59.7)	(85.2)	N/A	(2)
Capital expenditures	(470.6)	(228.3)	(64.9)	(85.4)	(180.9)
Cash (used for) provided from financing activities	(1,055.6)	(540.6)	185.6	(145.9)	N/A	(2)
Dividends paid	(853.9)	(191.4)	(45.4)	(21.5)	(28.8)

	Year Ended December 31,
Capital Stock	2005	2004	2003	2002	2001(1)
Common shares outstanding - basic (in thousands)	147,228	147,224	147,220	147,213	147,210
Common shares outstanding - diluted (in thousands)	147,228	147,224	147,225	147,217	147,212
NYSE Price - High	$70.60	$54.10	$48.85	$15.54	$15.10
NYSE Price - Low	$41.63	$26.53	$14.42	$10.82	$8.42
Book value per share	22.59	19.11	13.74	12.78	11.90
P/E ratio	7.04	7.08	83.11	15.41	(20.25)

	Year Ended December 31,
Financial Ratios	2005		2004		2003		2002		2001(1)

Gross margin(3)	53.5%		50.7%		25.8%		19.4%		10.3%
Operating income margin(4)	50.9%		47.9%		20.7%		13.5%		4.8%
Net margin(5)	34.0%		31.7%		5.3%		10.4%		(7.0)%
Current assets to current liabilities	2.15		1.70		1.88		1.64		0.46
Net debt(6)/total capitalization(7)	8.2%		17.0%		39.5%		43.4%		45.4%
Ratio of Earnings to Fixed charges(8)	17.8	x	12.6	x	2.7	x	1.5	x	—

(1)                      Financial information as of and for the year ended December 31, 2001 is unaudited.

(2)                      Information not available

(3)                      Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.

(4)                      Represents operating income divided by sales as a percentage.

(5)                      Represents net earnings divided by sales as a percentage.

(6)                      Net debt is defined as total debt minus cash balance.

(7)                      Represents net debt divided by net debt plus stockholders’ equity.

(8)                      Represents earnings divided by fixed charges. Earnings are defined as earnings before income taxes, minority interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges are defined as the sum of interest expense and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness. For the year 2001, the company would have had to generate additional earnings of $75,392,000 to achieve a ratio of earnings to fixed charges of 1:1.

Item 7 and 7.A – Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk

EXECUTIVE SUMMARY

This Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosures about Market Risk relates to and should be read together with our Audited Consolidated Combined Financial Statements as of and for each of the years in the three-year period ended December 31, 2005. Effective April 1, 2005, Southern Copper Corporation acquired substantially all of the outstanding common stock of Minera México. The acquisition was accounted for in a manner similar to a pooling of interests as it involved the reorganization of entities under common control. Under such accounting, the financial statements of SCC and Minera México are combined on a historical cost basis for all the periods presented since they were under the indirect common control of Grupo México during such periods. Therefore, unless otherwise noted, the discussion below of our financial condition and results of operations is for us, including our Minera México subsidiary, on a consolidated or combined basis for all periods. Our combined financial results may not be indicative of the results of operations that actually would have been achieved had the acquisition of Minera México taken place at the beginning of the periods presented and do not purport to be indicative of our future results.

This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in the forward-looking statements as a result of a number of factors. See “Cautionary Statements.”

OVERVIEW

Our business is primarily the production and sale of copper. In the process of producing copper, a number of valuable metallurgical byproducts are recovered, such as molybdenum, zinc, silver, lead and gold, which we also produce and sell. The sales prices for our products are largely determined by market forces outside of our control. Our management, therefore, focuses on production enhancement and cost control to improve profitability. We believe we achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our aim is to remain profitable during periods of low copper prices and to maximize financial performance in periods of high copper prices.

We discuss below several matters that our management believes are important to understand our results of operations and financial condition. These matters include (i) our “operating cash costs” as a measure of our performance, (ii) metals prices, (iii) our recent acquisition of Minera México, (iv) our business segments and (v) the effects of inflation and other local currency issues.

Since our inception, we have principally maintained operations in Peru. However, in recent years, we have refocused our plans and began steps to internationalize our business and broaden our market exposure. In 2003, we acquired exploration properties in Chile, which are being evaluated for potential exploitation. Beginning in 2004, we began tolling copper into rod in Amarillo, Texas. The biggest step, in the new focus, however, is the acquisition of Minera Mexico, see Minera Mexico acquisition below.

Operating Cash Costs

An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion) as presented in the statement of earnings is presented under the subheading, “Non-GAAP Information Reconciliation,” below. We have defined operating cash cost per pound as cost of sales

(including depreciation, amortization and depletion); plus selling, general and administrative charges, treatment and refining charges; less byproducts revenue, depreciation, amortization and depletion, workers’ participation and other miscellaneous charges, the Peruvian royalty charge and the change in inventory levels; divided by total pounds of copper produced and purchased by us. In our calculation of operating cash cost per pound of copper produced, and purchased, we credit against our costs, the revenues from the sale of byproducts, principally molybdenum, zinc and silver. We account for this byproduct revenue because we consider our principal business to be the production and sale of copper. We believe that our company is viewed by the investment community as a copper company, and is valued, in large part, by the investment community’s view of the copper market and our ability to produce copper at a reasonable cost. The increase over the last three years in the price of molybdenum, however, has had a significant effect on our traditional calculation of cash cost and its comparability between periods. Accordingly, we present cash costs below with and without crediting the byproduct revenues against our costs.

We exclude from our calculation of operating cash cost depreciation, amortization and depletion, which are considered non-cash expenses. Exploration is considered a discretionary expenditure and is also excluded. Workers’ participation provisions are determined on the basis of pre-tax earnings and are also excluded. Additionally excluded from operating cash costs are inventory changes, items of a non-recurring nature, and the portion of our mine stripping costs that we capitalize.

Our operating cash costs per pound, as defined, are presented in the table below for the three years ended December 31, 2005. We present cash costs with and without the inclusion of byproduct revenues below.

	2005	2004	2003
	(dollars per pound)
Operating cash cost per pound of copper produced and purchased	$0.026	$0.182	$0.435
Operating cash cost per pound of copper produced and purchased (without byproduct revenue)	$1.005	$0.852	$0.743

A reconciliation of our operating cash costs per pound to our GAAP cost of sales is presented on page A-77 under the subheading “Non-GAAP Information Reconciliation.”

The reduction in the cash costs per pound of copper produced and purchased (including byproduct revenue) in 2005 and 2004 is to a large extent attributable to the increase in the molybdenum sales price. The credit to the above costs for molybdenum sales amounted to $0.617 per pound, $0.412 per pound and $0.102 per pound, in 2005, 2004 and 2003, respectively. The cash cost without byproduct revenue increased in 2005 and 2004 as a result of cost increases, including the cost of petroleum products, purchased electricity, maintenance expenses and the cost of replacement parts. In addition, the higher copper prices in 2005 and 2004 also increased our computation of cash cost, as we include in our calculation the cost of purchased metal. The higher value and accordingly the higher cost of copper in these years, increased our cash cost by $0.017 in 2004 and by a further $0.053 in 2005. Additionally, we believe our operating cash costs will increase in 2006 and the near-term years as a result of the EITF consensus, which we adopted on January 1, 2006 and is described below under “Critical Accounting Policies and Estimates–Capitalized Mine Stripping Costs and Leachable Material”. If we had applied this consensus in 2005, 2004 and 2003 our pound operating cash cost would have increased by $0.075, $0.056 and $0.052, respectively.

Metals Prices

The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the products we produce, especially for copper, molybdenum, zinc and silver. Metals prices historically have been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

We are subject to market risks arising from the volatility of copper and other metals prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged and giving no effects to potential hedging programs, metal price sensitivity factors would indicate the estimated change in net earnings resulting from metal price changes in 2006 as provided in the table below.

	Copper	Molybdenum	Zinc	Silver
Change in metal prices (per pound except silver - per ounce)	$0.01	$1.00	$0.01	$1.00
Change in net earnings (in millions)	$8.7	$14.4	$1.8	$11.4

Minera México Acquisition

On April 1, 2005, we acquired Minera México from Americas Mining Corporation, a subsidiary of Grupo México, our controlling stockholder. Minera México is the largest mining company in Mexico and the eleventh largest copper producer in the world on a stand-alone basis. On April 1, 2005, we exchanged 67,207,640 newly-issued shares of our common stock for the outstanding shares of Minera México’s direct majority stockholder, and Minera México became our 99.1% owned subsidiary. As a part of this transaction, on March 1, 2005, we paid a special transaction dividend of $100 million to all of our stockholders. Upon completion of the merger, Grupo México increased its indirect beneficial ownership of our capital stock from approximately 54.2% to approximately 75.1%. On October 20, 2005, our board of directors approved the acquisition of 6,386,521 shares of Minera Mexico from Grupo Mexico. The acquired shares represent 0.81833% of the outstanding shares of Minera Mexico and were purchased for $30.3 million.

We are now in the process of integrating two companies that had previously been affiliated but operated independently. With this acquisition, we have increased our total copper reserves by 107%, or 23,199 million tons, based on year-end 2004 reserves, and have increased our annual copper production by 81%, equivalent to 320,000 tons of copper, based on 2004 production.

Business segments

Our Company operates in a single industry, the copper industry. With the acquisition of Minera Mexico in April 2005, we determined that to effectively manage our business we needed to focus on three operating segments. These segments are our Peruvian operations, our Mexican open-pit operations and our Mexican underground operations, known as our IMMSA unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines. Our Mexican open-pit operations include La Caridad and Cananea mine complexes, the smelting and refining plants and support facilities which service both mines. Our IMMSA unit includes five underground mines that produce zinc, lead, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc, copper and silver.

Segment information is included in our review of “Results of Operations” and also in Note 19 of our Consolidated Combined Financial Statements.

Inflation and Devaluation of the Peruvian Nuevo Sol and the Mexican Peso

Our functional currency is the U.S. dollar. Portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Since our revenues are primarily denominated in U.S. dollars, when inflation/deflation in Peru or Mexico is not offset by a change in the exchange rate of the nuevo sol or the peso, respectively, to the dollar, our financial position, results of operations and cash flows could be adversely affected to the extent that the inflation/devaluation effects are passed onto us by our suppliers or reflected in our wage adjustments. In addition, the dollar value of our net monetary assets denominated in nuevos soles or pesos can be affected by devaluation of the nuevo sol or the peso, resulting in a remeasurement loss in our financial statements. Recent inflation and devaluation rates are provided in the table below.

	Year Ended December 31,
	2005	2004	2003
Peru
Peruvian inflation rate	1.5%	3.5%	2.5%
Nuevo sol/dollar (change in exchange rate year to year)	4.5%	(5.2)%	(1.5)%
Mexico
Mexican inflation rate	3.3%	5.2%	4.0%
Peso/dollar (change in exchange rate year to year)	(4.9)%	0.3%	9.0%

Expansion and Modernization Program

Excluding capitalized stripping, we made capital expenditures of $470.6 million, $228.3 million and $64.9 million in 2005, 2004 and 2003, respectively, and we expect to make capital expenditures, of approximately $412.0 million in 2006 excluding capitalized interest. In general, the capital expenditures and projects described below are intended to contribute to further vertical integration of our operations by increasing the capacity for production of refined metal products.

During 2004 and 2003, Minera México’s capital expenditures were curtailed due to liquidity constraints imposed by Minera México’s lenders. In late 2004 and during 2005, Minera México’s rate of capital expenditures increased significantly.

The table below sets forth our capital expenditures for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
	(dollars in millions)
Projects
Ilo smelter modernization	$234.6	$65.6	$6.3
La Caridad SX/EW plant	8.1	—	—
Toquepala crushing, conveying system for leachable material	32.8	40.4	2.2
San Martín Unit, Santa Bárbara Unit, Charcas Unit and Nueva Rosita Unit	27.8	1.3	0.8
La Caridad copper smelter, sulfuric acid plant and copper refinery	10.2	4.1	1.8
Toquepala concentrator expansion	0.6	0.7	1.7
Cananea SX/EW plant	2.3	2.5	0.8
New copper filter at Toquepala	2.2	1.5	—
PLS dams at Huanaquera	9.1	1.5	—
Total project expenditures	327.7	117.6	13.6

Replacement capital expenditures:
Mexico	100.3	48.7	11.7
Peru	42.6	62.0	39.6
Total replacement expenditures	142.9	110.7	51.3
Total capital expenditures	$470.6	$228.3	$64.9

The above table does not include capitalized stripping of $116.4 million, $92.8 million and $79.7 million for the years 2005, 2004 and 2003, respectively. Set forth below are descriptions of some of our current projects and expected capital expenditures.

Ilo Smelter Modernization:  Our largest outstanding short-term capital investment project is the Ilo smelter modernization. The project is part of our Environmental Compliance and Management Program (known by its Spanish acronym, PAMA), which was approved by the Peruvian government in 1997. The project will modernize the smelter and is targeted to capture no less than 92% of sulfur dioxide emissions, in compliance with Peru’s environmental requirements. The project is moving ahead on schedule with detailed engineering completed and construction work in process in order to be completed by the end of 2006. The anode casting wheel part of this project is being hot tested and starting in the first quarter of 2006 we will replace Ilo blister production with anodes. This will allow us to directly feed the refinery and eliminate the current cost of re-melting blister into anode form. The budget approved for this project is $500 million, including $389.0 million expended through December 31, 2005. We have budgeted $87.5 million for this project in 2006 excluding capitalized interest.

Toquepala Leach Dump Project:  To improve cost containment and production efficiency, in 2003 we started a project at Toquepala to install a crushing, conveying and spreading system at the leach dumps. The approved budget for this project is $81 million, with $75.5 million expended through December 31, 2005. The new system is expected to improve recovery at our leaching facilities and will largely eliminate costly truck haulage in the process. The project is 94% complete at December 31, 2005. The primary crusher was placed in operation in August 2005. The overland conveyors 1, 2 and 3, and the grasshoppers 30 and 31 were put in the production line. The conveying reached its rated capacity of 6,500 ton/hr. in September 2005. The construction of the ramp will continue until final completion of the project, expected in August 2006.

Cananea SX/EW Plant:  We intend to increase our Cananea unit’s production of electrolytic copper by building a new SX/EW plant, (SXEW III). The plant will produce electrolytic copper cathodes of ASTM grade 1 or LME grade A. The project includes the installation of storage for deliverables required for operation of the plant and the installation of an emergency power plant and a fire protection system. The project is currently underway. In its first stage, it is expected to produce 10,500 tons of additional copper by the end of 2007. Studies for a 22,900 ton subsequent expansion of the SX/EW plant are also underway. As the Cananea mine has the largest quantity of our copper reserves we are studying several possibilities for expanding it to a scale that fully maximizes its potential. The approved budget for this project, including the subsequent 22,900 tons expansion, is $90 million, of which $2.3 million has been expended through December 2005.

Nueva Rosita Coal Plant:  We commenced projects to increase the production at our Nueva Rosita unit in Coahuila, Mexico. These projects include an upgrade of our Pasta de Conchos mine and re-engineering and modernization of our coking plant.

The Pasta de Conchos mine’s project includes the open pit development in the east and west zones to increase coal production from 250,000 to 1,000,000 tons per year and has a capital budget of $40.1 million of which $15.2 million was expended through 2005.

The coking plant project includes the re-engineering and modernization of 21 ovens, with this re-engineering we expect to increase efficiency in the system to control emissions during the discharging of the ovens and provide for continuous operation. This project has a capital budget of $12 million of which $8.7 million was expended through 2005.The expected completion date of the re-engineering part of this project is March 2006. The modernization is forecast to be completed in 2009.

Other Expenditures:  Increasing the height of dams at Quebrada Honda for tailings impoundment is now under engineering study. The auxiliary dams constructed before will serve as initial dams to increase the impoundment volume at Quebrada Honda. The capital cost budget for this project will be ready after completion of the engineering studies, which is expected in the third quarter 2006.

The new PLS dams project at Huanaquera is for construction of new pregnant solution collection dams for the Toquepala leaching facility. At year end 2005 this project has reached approximately 47% progress. The budget for this project is $32.5 million, $10.6 million of which was expended as of December 31, 2005.

In order to reduce operation and maintenance costs and comply with environmental requirements, we replaced the disc filters at the Toquepala concentrator with a new vertical press filter. The project was completed in 2005 at a cost of $3.7 million.

Proposed Projects:  We have a number of projects that we believe may develop in the future. We evaluate new projects on the basis of expected return, environmental needs, required investment and estimated production, among other considerations.

Brownfield projects are development projects on existing properties, generally taking two to three years to complete. Below is a brief description of each of the brownfield projects that we believe we may pursue in the future. Information in the table below, including descriptions and investments are estimates only. The estimated completion time for each of these projects is approximately two years, once started. We cannot assure that it will undertake any of these projects or that the information in the table below will be accurate for any project we undertake.

Projects	Description	Location	Estimated Investment (in millions)(1)
Concentrator	Additional 7,000,000 tons per year of sulfide ore processed	Cananea (Mexico)	$80 - $100
SX/EW Plant	Additional 22,000 tons per year of copper cathode	La Caridad (Mexico)	$110 - $130
Rod Plant	Additional 150,000 tons per year of copper rod	La Caridad (Mexico)	$25 - $35
Zinc Refinery	Additional 50,000 tons per year of refined zinc	San Luis Potosí (Mexico)	$100 - $120

(1) Excluding capitalized interest.

In addition, in December 2005 we announced our plans for a 450 Megawatt power generation plant in Mexico to supply our own facilities. We anticipate that the project, which is currently out for bids, will be built and managed by an independent power company and our obligation will be the supply of coal from our reserves and an agreement to use the power output. We expect this plant will give us the ability to substantially reduce and control our power cost, as we will supply coal from our mines. We believe we will be able to reduce the swings caused by the variation in the international price of energy, a major element of our operating cost. The project, expected to be finished in 2008, will create nearly 900 permanent jobs, 3,000 jobs during the construction stage, and will exceed Mexican and international environmental standards. We also have additional projects that we are considering and may pursue.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our combined financial condition and results of operations, as well as quantitative and qualitative disclosures about market risks, are based upon our consolidated combined financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these consolidated combined financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: carrying value of the ore reserves that are the basis for future cash flows estimates and units-of-production depreciation and amortization calculations; revenue recognition; capitalized mine stripping costs and leachable material; and asset retirement obligations. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Ore Reserves:  For purposes of our long-term planning, our management uses metal price assumptions of $0.90 per pound for copper and $4.50 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Ore reserves based on these prices are the basis for our internal planning, including the preparation of the mine plans for our mines. Our management uses these price assumptions, as it believes these prices reflect the full price cycle of the metals market.

However, pursuant to SEC guidance, the reserves information in this report is calculated using average metals prices over the most recent three years, except as otherwise stated. We refer to these three-year average metals prices as “current average prices.”  Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated according to Platt’s Metals Week. Unless otherwise stated, reserves estimates in this report use $1.261 per pound for copper and $17.817 per pound for molybdenum, both current average prices as of December 31, 2005. The current average prices for copper and molybdenum were $0.939 and $8.425, respectively, as of December 31, 2004 and $0.751 and $3.81, respectively, as of December 31, 2003.

Certain financial information is based on reserve estimates calculated on the basis of current average prices. These items include the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets. For our Peruvian mines, commencing in 2003, and for our Mexican operations commencing in 2005 we have used reserve estimates based on current average metals prices as of the most recent year then ended to determine these items. In the case of prior periods we have used reserves estimates based on a price assumption of $ 0.90 per pound of copper and $ 4.50 per pound of molybdenum.

Capitalized Mine Stripping Costs and Leachable Material:  In carrying out our mining operations, we are required to remove waste material to access mineral deposits. Because the concentration of mineral deposits is not evenly distributed throughout the ore body, there are periods during the life of the mine in which we mine more waste as compared to ore produced, and periods during which we mine less waste as compared to ore produced. These mining costs are commonly referred to as “stripping” costs.

For each of our existing mines in the production stage, our mine engineers have calculated a life-of-mine stripping ratio that represents our estimate of the total amount of waste to be removed at each mine divided by the estimated total proven and probable reserves at such mine. The mine stripping ratios are used to determine the amount of mine production costs to be charged against earnings. In periods when the actual ratio of waste to mineral ore extracted exceeds the life-of-mine stripping ratios, we capitalize production costs associated with mining operations in proportion to the excess waste mined. Such capitalized costs are included in net capitalized mine stripping, and are amortized to operations using the units of production method. This charge to operations for the amortization of deferred stripping costs could differ materially between reporting periods to the extent that there were material changes in the value of proven and probable reserves. Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization. Conversely, in periods when the actual ratio of waste to mineral ore mined is less than the life-of-mine stripping ratio, we reduce the net capitalized mine stripping asset proportionally with a charge to amortization expense. During periods we are stripping at the higher rates, increased mining costs associated with the higher tonnages are incurred. Costs of this nature are necessary in a mining operation to ensure the availability of mineable ore in future periods. The deferred stripping accounting method has been generally accepted in the mining industry where mining operations have diverse grades and waste-to-mineral ore ratios; however, industry practice does vary.

At the March 17, 2005 meeting of the Emerging Issues Task Force (EITF), the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (extracted) during the period that the stripping costs are incurred. The EITF noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus with respect to this issue was ratified by the FASB on March 30, 2005, and will be effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. In its June 15-16, 2005 meeting, the EITF also approved a modification to the transition provisions. On January 1, 2006 we adopted this consensus by reversing $499.5 million of net cumulative capitalized stripping cost and capitalized leach inventory as of December 31, 2005 and recording a net charge of $322.9 million to retained earnings after recognition of workers’ participation and tax benefit of $176.6 million. In addition, near-term future operating income could be negatively impacted on the extent that costs previously capitalized are expensed.

If we were to have expensed all production stripping costs and capitalized leaching costs associated with our mining operations as incurred, net operating cost would have increased by $43.0 million, $56.3 million and $53.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

We further discuss capitalized mine stripping costs and leachable material in Notes 2 and 5 to our Consolidated Combined Financial Statements included herein.

Asset Retirement Obligation:  Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. These estimates are based on inflation assumptions using the U.S. Consumer Price Index and using our risk-free credit rate (which is based on our credit status). Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

We further discuss Asset Retirement Obligation in Note 9 to our consolidated combined financial statements included herein.

Revenue Recognition:  For certain of our sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the molybdenum oxide proprietary market price estimate of Platt’s Metals Week (as is the case for sales of molybdenum products), generally ranging between one and three months subsequent to shipment. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward copper prices based on LME or COMEX prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

The following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2005, 2004 and 2003:

	Year Ended December 31,
Provisionally Priced Sales	2005	2004	2003
Copper
Millions of pounds	163.7	179.7	51.1
Priced at (per pound)	$2.04	$1.46	$1.08
Molybdenum
Millions of pounds	6.1	6.3	3.7
Priced at (per pound)	$25.00	$32.38	$7.60

Provisional sales adjustments included in accounts receivable and net sales were as follows at December 31, 2005, 2004 and 2003:

	Year Ended December 31,
Provisional Sales Adjustments	2005	2004	2003
	(dollars in millions)
Copper	$7.9	$15.9	$8.4
Molybdenum	(39.2)	69.2	6.9
Total	$(31.3)	$85.1	$15.3

Management believes that the final pricing of these sales will not have a material effect on the Company’s financial position of results of operations.

Results of Operations

The following table highlights key combined financial and operating results for each of the years in the three-year period ended December 31, 2005.

	Year Ended December 31,
Statement of Earnings Data	2005	2004	2003
	(dollars in millions)

Net sales	$4,112.6	$3,096.7	$1,576.6
Cost of sales (exclusive of depreciation, amortization and depletion)	(1,635.4)	(1,334.3)	(992.4)
Selling, general and administrative	(81.1)	(71.8)	(63.5)
Depreciation, amortization and depletion	(277.2)	(192.6)	(177.1)
Exploration	(24.4)	(15.6)	(17.9)

Operating income	2,094.5	1,482.4	325.7
Interest expense	(108.9)	(106.5)	(117.0)
Interest capitalized	22.5	10.7	5.6
Interest income	30.8	8.3	5.2
Loss on debt prepayments	(10.6)	(16.5)	(5.8)
Loss on derivative instruments	(22.3)	(1.4)	—
Gain on disposal of properties	—	53.5	—
Other income (expense)	(3.7)	(9.7)	(4.2)
Income taxes	(589.7)	(433.7)	(120.1)

Minority interest	(12.5)	(4.7)	(4.3)
Cumulative effect of change in accounting Principle, net of income tax	—	—	(1.5)
Net earnings	$1,400.1	$982.4	$83.5

The table below outlines the average published market metals prices (rounded to the nearest cent) for our metals for each of the years ended December 31, 2005, 2004 and 2003.

Average Market Metals Prices

	Year Ended December 31,			% Change
	2005	2004	2003	2004 to 2005	2003 to 2004
Copper price ($ per pound - LME)	$1.67	$1.30	$0.81	28.5%	60.5%
Copper price ($ per pound - COMEX)	$1.68	$1.29	$0.81	30.2%	59.3%
Molybdenum price ($ per pound)(1)	$31.05	$15.95	$5.21	94.7%	206.1%
Zinc price ($ per pound - LME)	$0.63	$0.48	$0.38	31.3%	26.3%
Silver price ($ per ounce - COMEX)	$7.32	$6.68	$4.89	9.6%	36.6%

(1) Platt’s Metals Week Dealer Oxide.

Segment Sales Information

The following table presents the volume of sales by segment of copper and our significant byproducts, for each of the three years ended December 31, 2005.

	Year Ended December 31,
Copper sales (million pounds)	2005	2004	2003

Peruvian operations	825.3	864.4	827.1
Mexican open-pit	768.8	680.6	625.5
Mexican IMMSA unit	93.1	53.9	49.1
Intersegment elimination	(147.2)	(34.4)	(45.6)
Total copper sales	1,540.0	1,564.5	1,456.1

	Year Ended December 31,
Byproduct sales (million pounds, except silver - million ounces)	2005	2004	2003
Peruvian operations:
Molybdenum contained in concentrate	23.4	23.5	20.0
Silver	4.2	4.6	4.2

Mexican open-pit operations:
Molybdenum contained in concentrate	8.8	8.1	7.6
Zinc-refined and in concentrate	108.9	101.1	90.1
Silver	7.2	7.5	8.5

IMMSA unit
Zinc-refined and in concentrate	288.7	269.1	274.8
Silver	11.5	12.6	12.1

Intersegment elimination
Zinc	(103.5)	(103.6)	(95.5)
Silver	(3.1)	(4.5)	(5.3)

Total byproduct sales
Molybdenum contained in concentrate	32.2	31.6	27.6
Zinc-refined and in concentrate	294.1	266.6	269.4
Silver	19.8	20.2	19.5

Results of operations for the Year Ended December 31, 2005 Compared to Year Ended December 31, 2004.

Net sales

Our sales in 2005 were $4,112.6 million, compared with $3,096.7 million in 2004, an increase of $1,015.9 million or 32.8%. The increase was attributable to significant increases in metal prices in 2005, particularly for copper, which rose approximately 30%, and molybdenum, which rose 94.7%. Sales volumes for copper declined by 24.5 million pounds in 2005 a decrease of 1.6% compared with 2004. This decrease in copper sales volume, as well as a decrease in the volume of silver sold, was to a large part offset by increases in the volume of molybdenum and zinc sales.

The table below presents information regarding the volume of our copper sales products.

	Year Ended December 31,
Copper sales (million pounds)	2005	2004
Refined	818.2	790.6
Blister	109.4	93.9
Concentrates	20.0	107.8
SX/EW	261.7	239.1
Rod	330.7	333.1
Total	1,540.0	1,564.5

Mine copper production was 1,521.0 million pounds in 2005, a decrease of 3.9% from 2004. This decrease of 61.9 million pounds included a decrease of 87.6 million pounds from the Peruvian open pit operations and 5.0 million pounds in the Mexican underground mines, which were partially offset by an increase of 30.7 million pounds from the Mexican open pit mines.

The decrease of 87.6 million pounds in the Peruvian mines was the result of lower ore grades at the Cuajone and Toquepala mines and lower PLS grade in the SX/EW operation. The decrease of 5.0 million pounds in the Mexican underground mines was due to lower ore grades. The increase of 30.7 million pounds in production from the Mexican open pit mines was principally due to higher throughput in La Caridad mine and higher recovery and an increase in SX-EW production due to higher quantities of PLS treated and higher power efficiency.

Molybdenum production increased from 31.7 million pounds in 2004 to 32.6 million pounds in 2005. This 2.8% increase in production was mainly the result of an increase in the Mexican production, due to higher recoveries.

Mine zinc production amounted to 316.6 million pounds in 2005, an increase of 21.6 million pounds or 7.3% over the 2004 period. The increase was due to the resumption of production at IMMSA’s Santa Eulalia unit. Santa Eulalia’s operations were suspended from 2000 through 2004 as the facilities were being modernized. The work at the Santa Eulalia mine was delayed due to liquidity issues of Minera Mexico in some years prior to 2004. Increased 2005 production from Santa Eulalia amounted to 27.6 million pounds. Grade decreases at our other zinc mines reduced somewhat the increase from Santa Eulalia. In January 2006 an electrical fire at a power sub-station at the San Luis Potosi zinc refinery shut down operations. After evaluating the damage, we expect to restore 50% of the production in the second quarter of 2006 and the remaining 50% at the end of the third quarter. In the interim we are selling zinc concentrates. Due to a shortage of zinc concentrate, the Company is able to receive favorable terms on these sales and expect that the overall return will be favorable. In addition, insurance coverage is expected to cover the cost of repairs, equipment replacement and any loss on production.

Copper made up 66.6% of net sales in 2005 compared with 68.1% in 2004. Sales of byproducts in 2005 totaled $1,373.6 million compared with $987.8 million in 2004, an increase of 39.1%. The increase is principally attributable to significantly increased sales of molybdenum, resulting from the 94.7% increase in the average market price for molybdenum in 2005 compared with 2004. In addition to increased metal prices, increased mine production was also a factor in increasing our byproduct sales in 2005, molybdenum production for 2005 was 32.6 million pounds compared with 31.7 million pounds in 2004, an increase of 3%. The table below provides the sales of our byproducts as a percentage of our total net sales.

	Year Ended December 31,
Byproduct Sales as a Percentage of Total Net Sales	2005	2004
Molybdenum	22.5%	20.9%
Zinc	4.3	4.1
Silver	3.5	4.1
Other byproducts	3.1	2.8
Total	33.4%	31.9%

Cost of sales (exclusive of depreciation, amortization and depletion)

Our cost of sales (exclusive of depreciation, amortization and depletion) in 2005 was $1,635.4 million, compared with $1,334.3 in 2004, an increase of $301.1 million, or 22.6%. The principal elements of the cost of sales increase are a $72.5 million increase in the cost of purchased electric power and fuel, an increase of $27.2 million for mining royalties, and a $125.6 million increase in worker’s participation, including an adjustment of $36.3 million, related to a change in the method of calculating the amount of the statutory worker’s participation for the Mexican workers, see “Liquidity and Capital Resources” for a discussion of this matter. In addition, the higher value of copper in 2005 increased our cost of sales by $16.2 million over 2004, as we supplemented our copper production with copper acquired from third parties.

During 2005, in response to an industry wide shortage of mine truck tires we put in place a tire rationalization program to optimize our tire usage. The program, which includes; road maintenance improvements; closer tire maintenance monitoring, including temperature and pressure checks; and stricter truck handling procedures; was in place for 2005 and resulted in an 18% reduction in tire consumption when compared to 2004. While we expect the supply deficit to be resolved by mid-2007, we continue to monitor the supply situation for this vital commodity and expect to satisfy our needs through prudent consumption practices and the development of alternative supply sources, if necessary.

We expect that cost of sales will increase in 2006 and the near future years as a result of our adoption, on January 1, 2006, of the EITF’s, consensus related to mine stripping costs. See Critical Accounting and Estimates – Capitalized Mine Stripping and Leachable Material.

Selling, general and administrative

Our selling, general and administrative expense in 2005 was $81.1 million, compared with $71.8 million in 2004, an increase of $9.3 million. Our higher selling, general and administrative expense in 2005 was principally a result of higher legal, auditing and consulting fees related in part to the acquisition of Minera Mexico, to the issuance of new debt, and to the cost associated with compliance with the Sarbanes-Oxley Act. In addition, the Peruvian tax on bank transfers was $1.4 million higher in 2005.

Depreciation, amortization and depletion

Our depreciation, amortization and depletion expense in 2005 was $277.2 million, compared with $192.6 million in 2004, an increase of $84.6 million. The increase was principally the result of the increase in the amortization of capitalized mine stripping costs and leachable materials of $37.0 million and an increase in depreciation related to replacement capital expenditures.

Exploration

Exploration expense in 2005 was $24.4 million, compared with $15.6 million in 2004, an increase of $8.8 million. The increase was principally as a result of the drilling and cross path activities at the Tia Maria project in Peru, $3.7 million, and $1.7 million and $1.2 million drilling costs in IMMSA and Cananea, respectively.

Interest expense

Interest expense in 2005 was $108.9 million compared with $106.5 million in 2004, an increase of $2.4 million. Our currently paid interest expense decreased in 2005 principally as a result of a reduction of our debt outstanding. However, included in 2005 there was $15.0 million for the write-off of previously capitalized debt issuance cost for financings prepaid in such years. With respect to our financing programs reference is made to “Liquidity and Capital Resources” for a further discussion of this matter.

Capitalized interest

Capitalized interest in 2005 was $22.5 million, compared with $10.7 million in 2004, an increase of $11.8 million. This increase is mainly due to the Ilo smelter modernization and the Toquepala crushing, conveying system for leachable material projects, on which capitalized interest increased by $6.4 million and $2.2 million, respectively in 2005.

Interest income

Interest income in 2005 was $30.8 million, compared with $8.3 million in 2004, an increase of $22.5 million. Our interest income increased principally as a result of higher interest rates on short term securities and significantly higher invested balances.

Loss on derivative instruments

Loss on derivative instruments in 2005 was $22.3 million, compared with $1.4 million in 2004, an increase of $20.9 million. In 2005, we recorded $23.5 million of loss in copper swaps and a gain of $1.2 million in interest rate swaps. In 2004 we recorded a loss of $1.4 million of interest rate swap.

Loss on debt prepayments

Loss on debt prepayments in 2005 was $10.6 million, compared with $16.5 million in 2004, a decrease of $5.9 million. In 2005 we paid a penalty of $2.0 million for the prepayment of $199 million of Peruvian bonds and a premium of $8.6 million in the Yankee bonds repurchase. In 2004, we incurred $12.8 million of prepayment fees and prepayment interest differential and $3.7 million for a debt restructuring charge.

Gain on disposal of property

Gain on disposal of property in 2004 was $53.5. This amount includes gain from the sale of non-core property of our Mexican operation.

Other expense

Other expense in 2005 was $3.7 million, compared with $9.7 million in 2004 a decrease of $6.0 million. Included in other expense are fees and other costs incurred in conjunction with the acquisition of Minera Mexico and were $3.3 million and $5.8 million in 2005 and 2004, respectively.

Income taxes

Income taxes in 2005 were $589.7 million, compared with $433.7 million in 2004, an increase of $156.0 million and include $576.3 million and $420.2 million of Peruvian and Mexican income taxes, $13.4 million and $13.5 million for US Federal and state taxes for 2005 and 2004, respectively. US income taxes are primarily attributable to investment income as well as limitations on use of foreign tax credits in determining the alternative minimum tax.

The increase of $156.0 million or 36.0% was primarily due to $581.5 million of higher pretax income. The effective tax rate for 2005 was 29.4%, compared with 30.4% in 2004.

Included in the 2005 tax provision is a refund of $43.4 million received by Minera Mexico for asset-based taxes (minimum income tax) paid in prior years. Without the benefit of this credit the Company’s effective tax rate for the 2005 year would increase to 31.6%

Minority interest

Minority interest in 2005 was $12.5 million compared with $4.7 million in 2004, an increase of $7.8 million or 166.0%. This increase is due to higher earnings in the period.

Net earnings

Our net earnings in 2005 were $1,400.2 million, compared with $982.4 million in 2004, an increase of $417.8 million or 42.5%. Net earnings increased as a result of the factors described above.

Segment Operating Income Information – 2005 vs. 2004:

Peruvian open-pit operations

			Change
	2005	2004	Value	%
Net sales	$2,179.9	$1,715.9	$464.0	27.0%
Operating costs and expenses	(879.4)	(788.8)	(90.6)	11.5%
Operating income	$1,300.5	$927.1	$373.4	40.3%

Net sales at our Peruvian operations in 2005 were $2,179.9 million, compared with $1,715.9 million in 2004, an increase of $464.0 million. This increase was principally due to significant increases in the price of copper and molybdenum. Copper sales volume decreased by 39.0 million pounds in 2005 principally as a result of lower production at Toquepala and Cuajone due to lower ore grade and a decrease in SX/EW production due to lower PLS grades.

Operating costs and expenses at our Peruvian operations in 2005 were $879.4 million, compared with $788.8 in 2004, an increase of $90.6 million principally due to higher cost of sales. The increase in cost of sales (exclusive of depreciation, amortization and depletion) of $83.8 was principally the result of the higher cost of fuel, workers’ participation provision and Peruvian royalty charges.

Fuel costs, a key component of our costs, were higher by $31.4 million in 2005. Our cost for workers’ participation increased $27.6 million in 2005. This cost is calculated based on 8% of our Peruvian operations pre-tax earnings and increased as our profits increase. A Peruvian royalty provision which was instituted in June 2004 added $22.7 million to our cost in 2005.

Operating income in 2005 was $1,300.5 million, compared with $927.1 million in 2004, an increase of $373.4 million. The operating income increased as a result of the factors described above.

Mexican open-pit operations.

			Change
	2005	2004	Value	%
Net sales	$1,769.6	$1,189.7	$579.9	48.7%
Operating costs and expenses	(1,054.2)	(665.9)	(388.3)	58.3%
Operating income	$715.4	$523.8	$191.6	36.6%

Net sales from our Mexican open-pit operations in 2005 were $1,769.6 million, compared with $1,189.7 million in 2004, an increase of $579.9 million or 48.7%. The increase in net sales was principally a result of significant increases in the price of copper and molybdenum and increased sales volume.

Operating cost and expenses at our Mexican open-pit operations in 2005 was $1,054.2 million compared with $665.9 million in 2004, an increase of $388.3 million or 58.3%. This increase was principally the result of higher cost of sales and higher depreciation, amortization and depletion in 2005. The increase in cost of sales of $288.4 million was principally the result of higher sales volumes, increased fuel and purchased electric power cost, increased maintenance cost, higher purchased metal costs, higher exchange losses, and increased workers participation. Production and sales volume increases added to our 2005 costs, as did an increase of $104.0 million for purchased metals from third parties. Our cost for workers’ participation, including an adjustment of $36.3 million, increased $106.1 million in 2005. This cost is calculated based on 10% of pretax earnings and increases as our profits increase. Fuel and purchased electric power cost were higher by $31.4 million in 2005. Maintenance cost was also higher by $38.9 million in 2005. In addition, an exchange loss of $18.5 million was reported in 2005 as a result of the appreciation of the peso against the U.S. dollar during the year. The increase in depreciation, amortization and depletion of $85.7 million in 2005 was principally due to the amortization of capitalized mine stripping and leachable cost.

Operating income in 2005 was $715.4 million, compared with $523.8 million in 2004, an increase of $191.6 million or 36.6%. The operating income increased as a result of the factors described above.

IMMSA unit.

			Change
	2005	2004	Value	%
Net sales	$448.7	$317.1	$131.6	41.5%
Operating costs and expenses	(380.3)	(272.9)	(107.4)	39.4%
Operating income	$68.4	$44.2	$24.2	54.8%

Net sales at our IMMSA unit in 2005 were $448.7 million, compared with $317.1 million in 2004, an increase of $131.6 million or 41.5%. The increase was due to higher sales prices in 2005 for copper, zinc and silver. In addition, an increase in sales volume of copper and zinc added to the 2005 sales increase. Zinc from our reopened Santa Eulalia mine added 22.7 million pounds to 2005 zinc sales.

Operating costs and expenses at our IMMSA unit were $380.3 million in 2005, compared with $272.9 million in 2004, an increase of $107.4 million or 39.4%. This increase was principally the result of increased sales volumes for copper and zinc, the higher cost of fuel and purchased electric power, higher volume of metal purchased from third parties and an increase in the cost of contractor services. In 2005, cost of sales (exclusive of depreciation, amortization and depletion) increased $99.7 million, principally as a result of higher production and sales volumes for copper and zinc, which included an increase of $64.6 million for purchased metals from third parties.

Our fuel and purchased electric power costs, a key component of our costs, were higher by $10.9 million in 2005. In addition, the cost of contractor services, principally for our coal operations, increased by $13.0 million in 2005.

Operating income in 2005 was $68.4 million, compared with $44.2 million in 2004, an increase of $24.2 million or 54.8%. The operating income increased as a result of the factors described above.

Intersegment Eliminations and Adjustments

The net sales, operating costs and expenses and operating income displayed above will not be directly equal to amounts in our consolidated combined statement of earnings because the adjustments of intersegment operating revenues and expenses must be taken into account. Please see Note 19 to the financial statements.

Results of Operations for the Year Ended December 31, 2004 compared with Year Ended December 31, 2003

Net sales

Our net sales in 2004 were $3,096.7 million, compared with $1,576.6 in 2003, an increase of $1,520.1 million or 96.4%. The increase was principally attributed to significant increases in metals prices in 2004, particularly those of copper, for which our average sales prices rose 67.9%, and molybdenum, for which our sales prices rose 286.3%. In addition to increased metals prices, increased mine production was also an important factor in increasing our net sales in 2004. Copper production for 2004 was 718,007 tons, compared with 665,916 tons in 2003, an increase of 7.8%.

The table below presents information regarding the volume of our copper sales for each of the years ended December 31, 2004 and 2003.

	Year Ended December 31,
Copper sales (million pounds)	2004	2003

Refined	790.6	846.1
Blister	93.9	90.2
Concentrates	107.8	82.0
SX/EW	239.1	280.4
Rod	333.1	157.4
Total	1,564.5	1,456.1

All four of our open-pit copper mines recorded increased output in 2004 compared with 2003. The Cananea mine recorded the most significant increase of 20.7%, equivalent to 29,003 additional tons of copper, primarily due to a 29.3% increase in mill throughput. The Toquepala mine registered the second highest production percentage increase of 6.8%, contributing an additional 12,849 tons of copper. The increase in production at the Toquepala mine was primarily attributable to a higher ore grade of 0.817% in 2004 compared with 0.749% in 2003. The Cuajone and La Caridad mines also delivered higher production output with Cuajone contributing an additional 9,861 tons and La Caridad contributing an additional 3,454 tons in 2004 compared with 2003. Cuajone’s additional output was primarily as a result of higher ore grades, while La Caridad’s higher output was as a result of increased production despite marginally lower ore grades. Copper made up 68.1% of our net sales in 2004 compared with 74.7% in 2003.

Our sales of byproducts in 2004 totaled $987.8 million, compared with $396.1 million in 2003, an increase of $591.7 or 149.4%. The increase was principally attributable to significantly increased sales of molybdenum, resulting from the 286.3% increase in our average sales price for molybdenum in 2004 compared with 2003. The table below provides the sales of our byproducts as a percentage of our total net sales for 2004 and 2003.

	Year Ended December 31,
Byproduct Sales as a Percentage of Total Net Sales	2004	2003
Molybdenum	20.9%	9.1%
Zinc	4.1	6.4
Silver	4.1	6.0
Gold and other metals	2.8	3.8
Total	31.9%	25.3%

Cost of sales (exclusive of depreciation, amortization and depletion)

Our cost of sales in 2004 was $1,334.3 million, compared with $992.4 million in 2003, an increase of $341.9 million or 34.5%. Our higher cost of sales was principally due to increased production in 2004. As discussed above, copper mine production for 2004 increased 7.4% with all four of our open-pit copper mines registering increased output in 2004 compared with 2003. Cost of sales (exclusive of depreciation, amortization and depletion) also increased as a result of increases in the prices of certain inputs, including power, maintenance expenses and certain replacement parts. Cost of sales (exclusive of depreciation, amortization and depletion) additionally increased in 2004 as a result of an increase in the volume and cost of the copper concentrate we purchased from third parties in 2004. We purchase concentrate from third parties in order to produce additional copper rods for which we receive premium pricing, as well as to meet our commitments to customers. The cost of this purchased copper, acquired at prevailing market prices, was $69.9 million in 2004, compared with $25.0 million in 2003. The increase in the cost of purchased copper resulted from the increased volume purchased and from the increase in the price of copper.

Other factors contributing to the increased costs in 2004 included a provision of $17.6 million for the recently enacted mining royalty charge in Peru. This mining royalty charge will be 1% to 3% based on sales applicable to the value of concentrates produced in the Toquepala and Cuajone mines.

We expect that cost of sales will increase in the near future years as a result of the recently issued Emerging Issues Task Force, or EITF, consensus, which we describe above under “Critical Accounting Policies and Estimates – Capitalized Mine Stripping Costs and Leachable Material.”

Selling, general and administrative

Selling, general and administrative expense in 2004 was $71.8 million, compared with $63.6 million in 2003, an increase of $8.2 million or 12.9%. Our higher selling, general and administrative expense in 2004 was principally as a result of $13.8 million in management fees paid to Grupo México. The increase in management fees payable to Grupo México is largely attributable to the transfer of some corporate staff from Minera México to Grupo México. Such management fees, which were not payable in 2003, were partially offset by a payroll reduction of $2.7 million and a reduction in lease expenses of $2.6 million. Management fees include corporate, legal, accounting, finance, and commercial and similar costs.

Depreciation, amortization and depletion

Depreciation, amortization and depletion expense in 2004 was $192.6 million, compared with $177.1 million in 2003, an increase of $15.5 million or 8.8%. Depreciation, amortization and depletion expense increased principally as a result of the increase in the amortization of capitalized mine stripping costs and leachable materials of $10.6 million. The increase was also as a result of an increase in maintenance capital expenditures. In addition, the depreciation expense increased $6.2 million as a result of a larger amount of capital expenditures incurred in 2004. Our total capital expenditures in 2004 were

$228.3 million compared with $64.9 million in 2003. Our average depreciation rate was approximately 3% for 2004. We expect amortization will decrease in the future as a result of the aforementioned EITF consensus.

Exploration

Exploration expense in 2004 was $15.6 million, compared with $17.9 million in 2003, a decrease of $2.3 million or 12.8%. In 2003 exploration expense included the acquisition of exploration properties in Chile for $3.7 million. There was no similar acquisition in 2004. Excluding these costs, exploration expense increased as a result of exploration and drilling activity in Mexico.

Interest expense

Interest expense in 2004 was $106.5 million, compared with $117.0 million in 2003, a decrease of $10.5 million or 9.0%. Interest expense decreased in 2004 compared with 2003 principally as a result of a reduction in the amount of debt outstanding. In addition, in the last quarter in 2004, we refinanced a portion of outstanding debt at a reduced interest rate in connection with our new $600 million credit facility.

Capitalized interest

Capitalized interest in 2004 was $10.7 million, compared with $5.6 million in 2003, an increase of $5.1 million, or 92%. Capitalized interest increased principally as a result of an increase in our capital expenditures from $64.9 million in 2003 to $228.3 million in 2004.

Interest income

Interest income in 2004 was $8.3 million, compared with $5.2 million in 2003, an increase of $3.1 million or 60.6%. Despite decreases in prevailing interest rates, our interest income increased in 2004 compared with 2003, principally due to increased levels of cash invested, principally in short-term securities.

Loss on debt prepayments

The loss on debt prepayments in 2004 was $16.5 million, compared with $5.8 million in 2003, an increase of $10.7 million or 182.3%. Loss on debt prepayments increased in 2004 compared with 2003 as a result of our increased financing activity. In 2004 we incurred $12.8 million of prepayment fees and prepayment interest differential and $3.7 million for a debt restructuring charge. In 2003 we incurred debt refinancing expenses of $5.8 million, including prepayment fees and the write-off of debt issuance costs.

Gain on disposal of properties

Gain on disposal of properties in 2004 was $53.5 million. This gain is a result of the sale of non-core assets in 2004 by Minera México.

Other expense

Other expense in 2004 was $9.7 million, compared with $4.2 million in 2003, an increase of $5.5 million or 132.1%. Other expense increased principally due to fees paid to third parties in connection with the acquisition of Minera Mexico.

Income taxes

Income taxes in 2004 were $433.7 million, compared with $120.1 million in 2003, and include $420.2 million and $113.8 million of Peruvian and Mexican income taxes, $13.5 million and $6.3 million for US federal and state taxes for 2004 and 2003, respectively.

The increase of $313.6 million or 261.1% was primarily due to a $1,211.4 million increase in pre-tax income. Such increase was partially offset by the effect of the changes in our permanent differences from 2004 to 2003. Our effective tax rates were 30.4% in 2004 based on pre-tax income of $1,420.9 million and 57.3% in 2003 based on pre-tax income of $209.5 million. See Note 7 to the Consolidated Combined Financial Statements.

Minority interest

Minority interest in 2004 was $4.7 million, compared with $4.3 million in 2003, an increase of $0.4 million or 10.9%. Minority interest increased due to improved after-tax earnings. This increase was partially offset by the reduction of certain minority interests upon the purchase of such interests by Minera México in 2004.

Net earnings

Net earnings in 2004 were $982.4 million, compared with $83.5 million in 2003, an increase of $898.9 million or 1,076%. Net earnings increased as a result of the factors described above.

Segment Operating Income Information – 2004 vs. 2003:

Peruvian operations

			Change
	2004	2003	Value	%
Net sales	$1,715.9	$798.4	$917.5	114.9%
Operating costs and expenses	(788.8)	(581.6)	(207.2)	35.6%
Operating income	$927.1	$216.8	$710.3	327.6%

Net sales at our Peruvian operations in 2004 were $1,715.9 million, compared with $798.4 million in 2003, an increase of $917.5 million or 114.9%. This increase in net sales was principally due to significant increases in the price of copper and molybdenum. In addition, copper sales volume increased by 37.3 million pounds in 2004 as production increased at both the Toquepala and Cuajone mines. Increased throughput at the Toquepala mill and better recoveries and higher ore grades treated at both mills increased copper production by 28,340 tons. This increase was partially offset by decrease of 5,631 tons in SX/EW copper production caused by lower PLS grades. The volume of sales of molybdenum and silver, the principal byproducts of our Peruvian operations, also increased in 2004. We anticipate a reduction in the volume of 2005 copper production of approximately 8% at our Peruvian operations as a result of an expected decline in ore grade at our Cuajone mine.

Operating costs and expenses at our Peruvian operations in 2004 were $788.8 million, compared with $581.6 million in 2003, an increase of $207.2 million or 35.6%. The increase was a result of higher sales volume, higher cost of fuel and power, an increase in the workers’ participation provision, a new Peruvian royalty charge and increased depreciation, amortization and depletion.

Sales of copper from our Peruvian mines in 2004 increased by 21.6 million pounds compared with 2003 and sales of copper processed up from purchased third party material increased by 15.7 million pounds. We pay prevailing market prices for this purchased material, which were significantly higher in 2004. Cost of copper purchased from third parties increased to $49.7 million in 2004 from $6.1 million in 2003. Power and fuel costs, a key component of our costs, were significantly higher in 2004. Our provision for workers’ participation increased by $67.5 million in 2004. This cost is calculated based on 8% of our Peruvian operations pre-tax earnings and increases as our profits increase. A provision for a new Peruvian royalty added $17.6 million to our costs in 2004. This Peruvian royalty was put in place in mid-year 2004 and will continue to affect our 2005 results. In addition, depreciation, amortization and depletion increased by $4.2 million in 2004, principally due to capitalization and depreciation of new projects. In addition, our Peruvian operation paid management fees of $7.0 million to Grupo México in 2004 and 2003.

Operating income in 2004 was $927.1 million compared with $216.8 million in 2003, an increase of $710.3 million or 327.6%. The operating income increased as a result of the factors described above.

Mexican open-pit operations

			Change
	2004	2003	Value	%
Net sales	$1,189.7	$649.3	$540.4	83.2%
Operating costs and expenses	(665.9)	(548.6)	(117.3)	21.4%
Operating income	$523.8	$100.7	$423.1	420.2%

Net sales from our Mexican open-pit operations in 2004 were $1,189.7 million, compared with $649.3 million in 2003, an increase of $540.4 million or 83.2%. The increase in net sales was principally a result of significant increases in the price of copper and molybdenum and increased sales volume. Copper sales volume increased by 55.1 million pounds in 2004 compared with 2003 as production at both open-pit mines increased. The Cananea mine recorded the most significant increase, 20.7%, equivalent to 29,003 additional tons of copper, primarily due to a 29.3% increase in mill throughput. The La Caridad mine increased production of copper in 2004 by 3,454 tons, primarily because of higher mill recoveries.

Operating costs and expenses at our Mexican open-pit operations in 2004 were $665.9 million, compared with $548.6 million in 2003, an increase of $117.3 million or 21.4%. The increase was principally the result of higher sales volumes, increased fuel and power costs, and increased cost and consumption of other production inputs and increased maintenance activity. In 2004, sales of copper produced and sales of copper processed from third party material increased. Copper purchased from third parties increased by $37.0 million in 2004. Copper purchased from IMMSA in 2004 amounted to $87.5 million. In addition, a devaluation of the Mexican Peso caused an increase of $17.8 million in 2004’s reported exchange loss. Our Mexican open-pit operation paid management fees of $4.5 million to Grupo México in 2004 and 2003.

Operating income in 2004 was $523.8 million, compared with $100.7 million in 2003, an increase of $423.1 million or 420.2%. The operating income increased as a result of the factors described above.

IMMSA unit

			Change
	2004	2003	Value	%
Net sales	$317.1	$230.9	$86.2	37.3%
Operating costs and expenses	(272.9)	(218.9)	(54.0)	24.7%
Operating income	$44.2	$12.0	$32.2	268.3%

Net sales at our IMMSA unit in 2004 were $317.1 million, compared with $230.9 million in 2003, an increase of $86.2 million or 37.3%. This increase was due to higher sales prices in 2004 for copper, zinc and silver, its principal products. In addition, an increase in sales volume of copper and silver added to the 2004 sales increase.

Operating costs and expenses at our IMMSA unit were $272.9 million in 2004, compared with $218.9 million in 2003, an increase of $54.0 million or 24.7%. This increase was the result of increased sales volume of copper and silver and increases in power and fuel and other operating costs, and contractor services. Cost of copper purchased from third parties increased to $89.6 million in 2004 from $22.8 million in 2003. 2004 purchases include $11.1 million from our Mexican open-pit operations. In addition, a devaluation of the Mexican Peso caused an increase in the reported exchange loss of $2.1 million in 2004. Our IMMSA unit paid management fees of $2.3 million to Grupo México in 2004 and 2003.

Operating income in 2004 was $44.2 million, compared with $12.0 million in 2003, an increase of $32.2 million or 268.3%. The operating income increased as a result of the factors described above.

Intersegment Eliminations and Adjustments

The net sales, operating costs and expenses and operating income displayed above will not be directly equal to amounts in our consolidated combined statement of earnings because the adjustments of intersegment operating revenues and expenses must be taken into account. Please see Note 19 to the financial statements.

Liquidity and Capital Resources

The following discussion relates to our liquidity and capital resources for each of the years in the three year period ended December 31, 2005.

Liquidity

	Year Ended December 31,
(in millions)	2005	2004	2003

Net cash provided from operating activities	$1,644.2	$1,172.4	$64.8
Net cash used for investing activities	(425.4)	(219.5)	(59.7)
Net cash (used for) provided from financing activities	(1,055.6)	(540.6)	185.6

Cash Flows from Operating Activities

Net cash provided from operating activities was $1,644.2 million, $1,172.4 million and $64.8 million in 2005, 2004 and 2003, respectively. The increases in 2005 and 2004 were for the most part the result of higher net earnings in both years, which were the result of improved prices for our products and for copper and molybdenum in particular.

In 2005, our earnings were $1,400.1 million, approximately 85.2% of the net operating cash flow. Significant non-cash items deducted from, or added to, our earnings included, depreciation, amortization and depletion of $277.2 million, which positively increased operating cash flow; and capitalized mine stripping and leachable material of $116.4 million and a deferred tax benefit of $42.3 million, which reduced operating cash flow. Additionally, changes in working capital balances added a further $89.1 million to our net cash from operating activities.

In 2004, our earnings were $982.4 million, approximately 83.8% of the net operating cash flow. Significant non-cash items deducted from, or added to, our earnings included, depreciation, amortization and depletion of $192.6 million and a deferred tax provision of $54.4 million, which positively increased our operating cash flow; and capitalized mine stripping and leachable material of $92.8 million which decreased our operating cash flow. In addition, $53.5 million a gain from the sale of non-core Mexican properties is deducted from earning to arrive at operating cash flow, the contribution of these funds is included in investing cash flows. Changes in working capital assets and liabilities increased net operating cash flow by $70.2 million. Some of these working capital accounts included some rather large changes in 2004, the growth of accounts receivable reduced operating cash flow by $261.3 million, which was the result of the improvement in metal prices from the beginning of 2004 to the end. LME and COMEX copper prices increased by 49 cents and 48 cents during 2004, respectively, in addition the price for molybdenum increased by $10.80 per pound during 2004. Improving operating cash flow was the build up of payables and accruals during 2004, largely as a result of increased worker participation and income tax provisions driven by higher earnings, payment of which carries over into the next year.

In 2003, our earnings were $83.5 million, approximately 128.8% of net operating cash flow. Depreciation, amortization and depletion amounted to a $177.1 million add back and capitalized mine stripping and leachable material amounted to a $79.7 deduction to reach operating cash flow. In addition, working capital changes decreased operating cash flow by $143.8 million.

Cash Flows from Investing Activities

Net cash used for investing activities was $425.4 million in 2005 compared to $219.5 million in 2004. We made capital expenditures in an aggregate amount of $470.6 million in 2005, including $234.5 million for the Ilo, Peru smelter modernization project, $32.8 million for the Toquepala crushing, conveyor system for leachable material, $9.1 million for the Toquepala leach dump project and $194.2 million principally for equipment replacements and upgrades, of which $148.7 million was for our Mexican operations. Cash flow provided by investing activities in 2005 was from the sale of marketable securities of $45.3 million.

Net cash used for investing activities was $219.5 million in 2004 compared to $59.7 million in 2003. We made capital expenditures of $228.3 million in 2004, including $65.6 million for the Ilo smelter modernization project, $40.4 million for the Toquepala leach dump project and $122.2 million for equipment replacements and upgrades. During 2004, we purchased marketable securities for $69.4 million. Cash flow provided by investing activities in 2004 was primarily due to the sale of marketable securities of $24.1 million, and proceeds from the sale of non-core properties, principally in Mexico, for $60 million.

Net cash used for investing activities was $59.7 million in 2003. Capital expenditures in 2003 amounted to $64.9 million which was principally used for equipment replacements and upgrades. During 2003 Minera Mexico’s capital expenditures were curtailed due to liquidity restraints imposed by its lenders.

Cash Flows from Financing Activities

For the year ended December 31, 2005, cash used for financing activities amounted to $1,055.6 million. New financings undertaken in 2005 resulted not only in improved terms for our debt but also reduced our debt burden by $158.2 million. In addition, we distributed $853.9 million to our shareholders in 2005 and $5.3 million to our remaining minority interest investors. In October, 2005, we purchased an additional 6.4 million shares of Minera Mexico, representing 0.8133% of the outstanding shares, for $30.3 million.

For the year ended December 31, 2004, cash used for financing activities amounted to $540.6 million mainly as a result of a net debt repayment of $340.9 million and dividends paid of $191.4 million.

For the year ended December 31, 2003, cash provided from financing activities amounted to $185.6 million mainly as a result of a net capital stock increase of $93.7 million related to Minera México, cash previously restricted as collateral of $88 million was received back as part of the repayment of debt and proceeds of $50.0 million received from the issuance of our corporate bonds. Reducing cash provided from financing activities were dividends paid to stockholders of $45.4 million.

Other Liquidity Considerations

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under the new law, we are subject to a 1% to 3% charge, based on sales, applicable to the value of the concentrates produced at our Toquepala and Cuajone mines. We made a provision of $40.3 million and $17.6 million in 2005 and 2004 respectively, for this new charge, which went into effect as of June 25, 2004. During 2005 we made payments of $47.4 million related to this charge. In addition, the Constitutional Tribunal stated that this charge applied to all concessions held in the mining industry. We believe that this interpretation is incorrect and intend to protest an imposition of the royalty charge on our SX/EW production, which is operating under a tax stability agreement (“Guaranty and promotional Measures for Investment Contract”). Provisions made by the Company for the royalty charge do not include approximately $5.9 million of additional potential liability relating to its SX/EW production from June 30, 2004 through December 31, 2005. It is anticipated that the royalty charge will have an adverse effect on our operating income and cash flow.

On January 26, 2006, the Board of Directors approved a dividend of $2.75 per share, totaling $404.9 million, to be paid on March 3, 2006.

While our combined financial results show a positive cash position over the past three years, our Minera México subsidiary, which we acquired on April 1, 2005, has faced challenges to its liquidity as a result of low metals prices in previous years. These challenges resulted in its noncompliance with certain debt covenants in 2001 and 2002. In April 2003 Minera México restructured certain of its indebtedness, entering into a common agreement among Minera México, Minera México’s principal subsidiaries (as guarantors) and the holders of such indebtedness. Minera México paid amounts owing under this agreement with proceeds from a new credit facility established in October 2004. See “Financing” below.

In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory workers’ profit sharing required to be paid by some Mexican companies, including our Minera México subsidiary. The Supreme Court’s ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the workers’ profit sharing amounts. We recognized in our 2005 results of operations a charge of $36.3 million for workers’ profit participation related to 2004. In addition, the ruling may affect our future results of operations and liquidity to the extent we pay higher workers’ profit sharing amounts.

Financing

At December 31, 2005, we had outstanding borrowings of $1,178.3 million (before deduction of $6.3 million of debt discount valuation accounts), compared with $1,330.3 million at December 31, 2004. At December 31, 2005, our outstanding debt as a percentage of total capitalization (the total of debt, minority interest and stockholders’ equity) was 26.0%, compared with 32.0% at December 31, 2004. At December 31, 2005, our cash and marketable securities amounted to $876.0 million, compared with $756.0 million at December 31, 2004.

Below we describe our outstanding long-term indebtedness, as well as certain financial covenants that affect us. See Note 10 of the Consolidated Combined Financial Statements for a further description of our long-term indebtedness.

On July 27, 2005 SCC issued $200 million 6.375% Notes due 2015 and $600 million 7.5% Notes due 2035. The notes are senior unsecured obligations of the Company. The net proceeds from the issuance and sale of the notes were used to repay outstanding indebtedness of our Peruvian and Mexican Operations, under its $200 million and $600 million ($480 million outstanding) credit facilities, respectively, and the balance will be used for general corporate purposes. SCC filed a Registration Statement on Form S-4 with respect to these Notes on October 28, 2005. On January 3, 2006 the Company completed an exchange offer for $200 million, 6.375% Notes due 2015 and $600 million, 7.5% Notes due 2035. In the exchange offer, $197.4 million of the 6.375% old notes due 2015 were tendered in exchange for an equivalent amount of new notes and an aggregate of $590.5 million of the 7.5% old notes due 2035 were tendered in exchange for an equivalent amount of new notes. The new notes have been registered under the U.S. securities law. The indentures relating to the notes contain certain covenants, including limitations on liens, limitations on sale and leaseback transactions, rights of the holders of the notes upon the occurrence of a change of control triggering event, limitations on subsidiary indebtedness and limitations on consolidations, mergers, sales or conveyances. All of these limitations and restrictions are subject to a number of significant exceptions, and some of these covenants will cease to be applicable before the notes mature if the notes attain an investment grade rating. At December 31, 2005, we are in compliance with these covenants.

In January 2005, the Company signed a $200 million credit facility with a group of banks led by Citibank, N.A. Proceeds of this credit facility were used to prepay $199 million the outstanding bonds of the Company’s Peruvian bond program. On July 28, 2005, a portion of the proceeds from the July 27, 2005 financing, noted above, were used to repay this facility.

In 1998, Minera México issued $500 million of unsecured debt, which we refer to as its Yankee bonds. The Yankee bonds were offered in two series: Series A for $375 million, with an interest rate of 8.25% and a 2008 maturity, and Series B for $125 million, with an interest rate of 9.25% and a 2028 maturity date. During 2005, the Company repurchased $143.0 million of the Series A bonds. The bonds contain a covenant requiring Minera Mexico to maintain a ratio of EBITDA to interest expense of not less than 2.5 to 1.0, as such terms are defined by the bonds. At December 31, 2005, Minera Mexico is in compliance with this covenant.

In 1999, the Company established a $100 million credit facility with Mitsui & Co. The facility has a 15-year term with an interest rate of Japanese LIBO plus 1.25% (Japanese LIBO for this loan was 4.67% at December 31, 2005). The facility is collateralized by the assignment of copper sales receivables of 31,000 tons of copper per year and requires an escrow account to fund scheduled payments. The facility requires that we maintain a minimum stockholders’ equity of $750 million and a ratio of debt to equity no greater than 0.5 to 1.0, all as such terms are defined by the facility. Reduction of Grupo México’s direct or indirect voting interest in our Company to less than a majority would constitute an event of default under the facility. At December 31, 2005, we are in compliance with these covenants.

On October 29, 2004, Minera Mexico borrowed $600 million pursuant to a facility with a final maturity date in 2009. The credit facility bore interest at LIBOR plus 200 basis points. The proceeds from the credit facility were used to repay in full the amounts outstanding under a common agreement with holders of Minera Mexico’s secured export notes and other financial institutions. The loan was secured by a pledge of Minera Mexico’s principal properties and was guaranteed by its principal subsidiaries. In 2005, the Company prepaid the total amount of this financing, using in part proceeds from the July 27, 2005 Note issuance.

While we recently prepaid all amounts outstanding under our Peruvian bond program, we are authorized by Peru’s Comisión Nacional Supervisora de Empresas y Valores (CONASEV) to issue additional bonds.

We expect that we will meet our cash requirements for 2006 and beyond from internally generated funds, cash on hand and from additional external financing if required.

Capital Expenditure Programs

A discussion of our capital programs is an important part of understanding our liquidity and capital resources. For information regarding our capital expenditure programs, see the Discussion under the caption “Expansion and Modernization Program” of this section.

Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2005:

	Payments due by Period
	Total	2006	2007	2008	2009	2010	2011 and Thereafter
	(dollars in millions)
Long-term debt	$1,178.3	$10.0	$10.0	$183.3	10.0	$10.0	$955.0
Interest on debt	1,782.6	88.3	87.6	87.1	72.1	71.6	1,375.9
Purchase obligations:
Commitment to purchase energy	1,625.7	144.2	134.7	134.7	134.7	134.7	942.7
Capital purchase obligations	183.3	87.5	95.8	—	—	—	—
Total	$4,769.9	$330.0	$328.1	$405.1	$216.8	$216.3	$3,273.6

Interest on debt calculated at rates in effect at December 31, 2005. Please refer to “Note 10-Financings” of our Consolidated Combined Financial Statements for a description of our long-term debt arrangements and credit facilities.

We have a commitment to purchase power for our Peruvian operations from Energía del Sur, S.A. until 2017. Amounts indicated on the above table are based on power costs in 2005, which are subject to change as energy generation costs change and our forecasted power requirements through the life of the agreements change.

Pursuant to our PAMA we have committed to bring our operations into compliance with environmental standards established by the government of Peru. The capital purchase obligation in the above table is for the estimated cost of completing the Ilo smelter modernization, our remaining obligation under our PAMA.

For an additional discussion on this matter see “Environmental matters-Peruvian operations”, in “Note 13-Commitments and Contingencies” of the Consolidated Combined Financial Statements.

Quantitative and Qualitative Disclosure about Market Risk

A portion of our outstanding debt bears interest at variable rates and accordingly is sensitive to changes in interest rates. Interest rate changes would also result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2005, a change in interest rates of 1 percent (or 100 basis points) would impact net income and cash flows by $0.8 million annually.

We are also exposed to market risk associated with changes in foreign currency exchange rates as certain costs incurred are in currencies other than our functional currency. To manage the volatility related to the risk, we may enter into forward exchange contracts, currency swaps or other currency hedging arrangements. We have only had limited involvement with derivative instruments and do not use them for trading purposes.

We are subject to market risks arising from the volatility of copper and other metal prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effects to potential hedging programs metal price sensitivity factors would indicate estimated change in net earnings resulting from metal price changes in 2006 as provided in the table below.

	Copper	Molybdenum	Zinc	Silver
Change in metal prices (per pound except silver - per ounce)	$0.01	$1.00	$0.01	$1.00
Change in net earnings (in millions)	$8.7	$14.4	$1.8	$11.4

We have occasionally used derivative instruments to manage our exposure to changes in commodity prices. However, at December 31, 2005, we hold no derivative instruments.

Impact of New Accounting Standards

For a description of the impact of new accounting standards, see Note 2, “Summary of Significant Accounting Policies–Impact of new accounting standards,” to our Consolidated Combined Financial Statements.

Non-GAAP Information Reconciliation

We provide a reconciliation of operating cash cost to GAAP cost of sales in millions of dollars and cents per pound in the table below.

	2005		2004		2003
	$ million	$ per unit	$ million	$ per unit	$ million	$ per unit
Cost of sales (including depreciation, amortization and depletion)–GAAP	$1,912.6	$1.266	$1,526.9	$0.969	$1,169.4	$0.814
Add:
Selling, general and administrative expenses	81.1	0.054	71.8	0.046	63.6	0.044
Treatment and refining charges	34.3	0.023	27.7	0.018	24.9	0.017
Less:
Byproducts revenue (1)	(1,478.0)	(0.979)	(1,056.3)	(0.670)	(442.8)	(0.308)
Depreciation, amortization and depletion	(277.2)	(0.184)	(192.6)	(0.122)	(177.1)	(0.123)
Workers’ participation	(219.2)	(0.145)	(93.6)	(0.059)	(20.2)	(0.014)
Royalty charge and other, net	(46.7)	(0.031)	(42.1)	(0.028)	11.5	0.008
Inventory change	33.0	0.022	44.4	0.028	(4.5)	(0.003)
Operating Cash Cost	$39.9	$0.026	$286.2	$0.182	$624.8	$0.435
Add byproducts revenue	1,478.0	0.979	1,056.3	0.670	442.8	0.308
Operating Cash Cost, without byproduct revenue	$1,517.9	$1.005	$1,342.5	$0.852	$1,067.6	$0.743

Total pounds of copper produced and purchased (in millions)	1,510.4		1,576.5		1,436.8

(1)          Includes net byproduct sales revenue and premiums on sales of refined products.

Item 8. Financial Statements and Supplementary Data

Southern Copper Corporation

and Subsidiaries

CONSOLIDATED COMBINED STATEMENT OF EARNINGS

For the years ended December 31, (in thousands, except for per share amounts)	2005	2004	2003
Net sales:
Non-affiliates	$4,096,729	$3,022,614	$1,574,789
Affiliates	15,900	74,083	1,852
Total net sales	4,112,629	3,096,697	1,576,641
Operating cost and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	1,635,393	1,334,330	992,383
Selling, general and administrative	81,132	71,778	63,597
Depreciation, amortization and depletion	277,248	192,586	177,058
Exploration	24,356	15,610	17,869
Total operating costs and expenses	2,018,129	1,614,304	1,250,907

Operating income	2,094,500	1,482,393	325,734

Interest expense	(108,874)	(106,491)	(117,009)
Capitalized interest	22,509	10,681	5,563
Loss on derivative instruments	(22,262)	(1,413)	—
Loss on debt prepayments	(10,559)	(16,500)	(5,844)
Gain on disposal of property	—	53,542	—
Other income (expense)	(3,712)	(9,689)	(4,174)
Interest income	30,765	8,348	5,198

Earnings before income taxes and minority interest	2,002,367	1,420,871	209,468

Income taxes	589,744	433,758	120,129
Minority interest	12,475	4,727	4,262

Earnings before cumulative effect of change in accounting principle	1,400,148	982,386	85,077

Cumulative effect of change in accounting principle, net of income taxes	—	—	(1,541)

Net earnings	$1,400,148	$982,386	$83,536

Per common share amounts:
Earnings before cumulative effect of change in accounting principle	$9.51	$6.67	$0.58
Cumulative effect of change in accounting principle, net of income tax	—	—	(0.01)
Net earnings - basic and diluted	$9.51	$6.67	$0.57
Dividends paid	$5.80	$1.30	$0.31

Weighted average shares outstanding - basic	147,228	147,224	147,220
Weighted average shares outstanding - diluted	147,228	147,224	147,225

The accompanying notes are an integral part of these consolidated combined financial statements.

Southern Copper Corporation

and Subsidiaries

CONSOLIDATED COMBINED BALANCE SHEET

At December 31, (in thousands)	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$876,003	$710,707
Marketable securities	—	45,267
Accounts receivable trade:
Non affiliates	342,412	425,790
Affiliates	9,099	15,353
Accounts receivable - other	34,949	33,081
Inventories	395,845	352,377
Deferred Income tax - current portion	5,248	—
Other current assets, net	50,798	52,966
Total current assets	1,714,354	1,635,541

Property, net	3,326,126	3,068,486
Capitalized mine stripping costs, net	289,369	318,116
Leachable material, net	210,118	134,621
Intangible assets, net	120,861	123,496
Other assets, net	26,746	38,933
Total assets	$5,687,574	$5,319,193

LIABILITIES
Current liabilities:
Current portion of long-term debt	$10,000	$152,314
Accounts payable	284,977	142,362
Accrued income taxes	275,763	293,295
Due to affiliated companies	6,355	66,524
Deferred income taxes	—	42,500
Accrued workers’ participation	195,552	84,245
Accrued liabilities	22,985	180,678
Total current liabilities	795,632	961,918

Long-term debt	1,162,065	1,177,974
Deferred income taxes	259,089	243,600
Other liabilities and reserves	120,795	105,179
Asset retirement obligation	11,221	5,643
Total non-current liabilities	1,553,170	1,532,396

Commitments and contingencies (Note 13)

MINORITY INTEREST	12,695	11,284

STOCKHOLDERS’ EQUITY
Common stock par value $0.01; shares authorized: 2005-167,207,640; 2004-101,306,807 shares issued 2005-147,432,681; 2004-81,531,848	1,474	815
Class A Common Stock, par value $0.01; shares issued and authorized 65,900,833	—	659
Additional paid-in capital	693,800	728,265
Retained earnings	2,648,359	2,102,098
Other accumulated comprehensive loss	(13,090)	(13,653)
Treasury stock, at cost, common shares, 2005-204,656; 2004-207,256	(4,466)	(4,589)
Total stockholders’ equity	3,326,077	2,813,595
Total liabilities, Minority Interest and Stockholders’ Equity	$5,687,574	$5,319,193

The accompanying notes are an integral part of these consolidated combined financial statements.

Southern Copper Corporation

and Subsidiaries

CONSOLIDATED COMBINED STATEMENT OF CASH FLOWS

For the years ended December 31, (in thousands)	2005	2004	2003

OPERATING ACTIVITIES
Net earnings	$1,400,148	$982,386	$83,536
Cumulative effect of the change in accounting principle, net of income tax	—	—	1,541
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, amortization and depletion	277,248	192,586	177,058
Capitalized mine stripping and leachable material	(116,409)	(92,797)	(79,704)
Remeasurement loss (gain)	8,885	14,379	(21,982)
Provision for deferred income taxes	(42,268)	54,385	31,526
Minority interest	12,475	4,727	4,262
Gain on sale of property	—	(53,542)	—
Amortization of deferred financing fees	15,065	—	—
Other	—	—	12,388
Cash provided from (used for) operating assets and liabilities:
Accounts receivable	59,457	(261,301)	(39,187)
Inventories	(43,468)	(54,330)	14,806
Accounts payable and accrued liabilities	66,469	371,477	(116,924)
Other operating assets and liabilities	6,593	14,383	(2,475)
Net cash provided from operating activities	1,644,195	1,172,353	64,845

INVESTING ACTIVITIES
Capital expenditures	(470,636)	(228,299)	(64,880)
Purchase of marketable securities	—	(69,409)	—
Sales and maturity of marketable securities	45,267	24,142	—
Sale of property	—	59,980	—
Other	—	(5,876)	5,228
Net cash used for investing activities	(425,369)	(219,462)	(59,652)

FINANCING ACTIVITIES
Debt incurred	993,646	600,000	50,000
Debt repaid	(1,151,869)	(940,912)	—
Capital stock transaction - Minera Mexico	(7,438)	(1,319)	93,719
Dividends paid to common stockholders	(853,887)	(191,360)	(45,352)
Escrow on long-term loans	(601)	(5,532)	88,048
Distributions to minority interest	(5,297)	(1,465)	(408)
Purchase of shares Minera Mexico	(30,276)	—	—
Other	123	(21)	(437)
Net cash provided from (used for) financing activities	(1,055,599)	(540,609)	185,570

Effect of exchange rate changes on cash and cash equivalents	2,069	(53,185)	(14,224)

Increase in cash and cash equivalents	165,296	359,097	176,539
Cash and cash equivalents, at beginning of year	710,707	351,610	175,071

Cash and cash equivalents, at end of year	$876,003	$710,707	$351,610

	2005	2004	2003
	(in thousands)
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$80,286	$116,048	$117,573
Income taxes	$702,660	$165,548	$39,812
Supplemental schedule of non-cash operating, investing and financing activities:
Accounts receivable from affiliate offset by accounts payable to affiliate	$—	$—	$212
Additional liability for employee benefit obligation	$(849)	$1,060	$9,241
Note payable for acquisition of minority interest	$—	$51,352	$—

The accompanying notes are an integral part of these consolidated combined financial statements.

Southern Copper Corporation

and Subsidiaries

CONSOLIDATED COMBINED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

For years ended December 31,
(in thousands)	2005	2004	2003

CAPITAL STOCK:
Balance at beginning of year:	$815	$815	$815
Issued in exchange for class A common stock	659	—	—
Balance at end of year	1,474	815	815

Class A Common Stock
Balance at beginning of year	659	659	659
Exchanged for common stock	(659)	—	—
Balance at end of year	—	659	659

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year	728,265	729,584	635,865
Net movement of the period	(34,465)	(1,319)	93,719
Balance at end of year	693,800	728,265	729,584

TREASURY STOCK:
Balance at beginning of year	(4,589)	(4,672)	(4,821)
Used for corporate purposes	123	83	149
Balance at end of year	(4,466)	(4,589)	(4,672)

RETAINED EARNINGS:
Balance at beginning of year	2,102,098	1,311,072	1,272,888
Net earnings	1,400,148	982,386	83,536
Dividends paid, Common stock and Class A Common stock, per share, 2005 - $5.80, 2004 - $1.30, 2003 - $0.31	(853,887)	(191,360)	(45,352)
Balance at end of year	2,648,359	2,102,098	1,311,072

OTHER ACCUMULATED COMPREHENSIVE LOSS:
Balance at beginning of year	(13,653)	(14,713)	(23,954)
Additional decrease in liability for employee benefit obligations	(849)	1,060	9,241
Unrealized gain on equity securities	1,412	—	—
Balance at end of year	(13,090)	(13,653)	(14,713)

TOTAL STOCKHOLDERS’ EQUITY	$3,326,077	$2,813,595	$2,022,745

The accompanying notes are an integral part of these consolidated combined financial statements.

SOUTHERN COPPER CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED COMBINED FINANCIAL STATEMENTS

NOTE 1-DESCRIPTION OF THE BUSINESS:

The consolidated combined financial statements presented herein consist of the accounts of Southern Copper Corporation (“SCC”) (formerly named Southern Peru Copper Corporation) and its subsidiaries as well as those of Minera México, S.A. de C.V., (“MM”) and its subsidiaries. Effective April 1, 2005, SCC acquired substantially all of the outstanding common stock of Minera Mexico, as further described below.  Unless the context otherwise requires, the term “Company” refers to both SCC and Minera Mexico as consolidated (after March 31, 2005) or combined (prior to April 1, 2005).

Effective April 1, 2005, Grupo México, through its subsidiary, sold its approximately 99.15% shareholding in Minera Mexico to SCC in return for the issuance to AMC of 67.2 million new shares of common stock of SCC.  The transaction resulted in Grupo México increasing its indirect equity ownership in SCC to approximately 75.1% from its prior indirect interest of approximately 54.2%.  As part of this transaction, SCC paid a special transaction cash dividend of $100 million on March 1, 2005.  On October 20, 2005, the Company’s board of directors approved the acquisition of 6,386,521 shares of Minera Mexico from Grupo Mexico.  The acquired shares represent 0.81833% of the outstanding shares of Minera Mexico and were purchased for $30.3 million.

The acquisition of Minera Mexico by SCC is accounted for in a manner similar to a pooling of interests since it involved the reorganization of entities under common control.  Under such accounting, the financial statements of Minera Mexico and SCC are combined on a historical cost basis for all the periods presented since they were under common control during all of these periods.

The Company is an integrated producer of copper and other minerals, and operates mining, smelting and refining facilities in Peru and Mexico.  The Company conducts its primary operations in Peru through a registered branch (the “Branch”).  The Branch is not a corporation separate from the Company.  The Company’s Mexican operations are conducted through subsidiaries.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation and combination–

The consolidated combined financial statements include the accounts of subsidiaries of which the Company has voting control, in accordance with FAS No. 94 Consolidation of All Majority-Owned Subsidiaries.  Such financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  As mentioned above, the financial statements also reflect the recent combination of SCC and Minera Mexico on a historical cost basis in a manner similar to a pooling of interests.

Use of estimates–

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the carrying value of ore reserves that are the basis for future cash flow estimates and units-of-production depreciation and amortization calculations; environmental, reclamation, closure and retirement obligations; estimates of recoverable copper in mill and leach stockpiles; asset impairments (including estimates of future cash flows); bad debts; inventory obsolescence; deferred and current income tax; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and fair value of financial instruments.  Management bases its estimates on the Company’s historical experience and on various other assumptions that are believed to be reasonable under the circumstances.  Actual results could differ from those estimates.

Revenue recognition–

Substantially all of the Company’s copper is sold under annual or other longer-term contracts.

Revenue is recognized when title passes to the customer.  The passing of title is based on terms of the contract, generally upon shipment.  Copper revenue is determined based on the monthly average of prevailing commodity prices according to the terms of the contracts.

For certain of the Company’s sales of copper and molybdenum products, customers are given the option to select a monthly average LME or COMEX price (as is the case for sales of copper products) or the molybdenum oxide proprietary price of Platt’s Metal Week (as is the case for sales of molybdenum products), generally ranging between one and six months subsequent to shipment.  In such cases, revenue is recorded at a provisional price at the time of shipment.  The provisionally priced copper sales are adjusted to reflect forward copper prices based on LME or COMEX prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.  In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

These provisional pricing arrangements are accounted for separately from the contract as an embedded derivative instrument under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, as amended (“FASB No. 133”).  The Company sells copper in blister and refined form at industry standard commercial terms.  Net sales include the invoiced value and corresponding fair value adjustment of the related forward contract of copper, zinc, silver, molybdenum, acid and other metals.

Shipping and handling fees and costs–

Amounts billed to customers for shipping and handling, are classified as sales.  Amounts incurred for shipping and handling are included in cost of sales (exclusive of depreciation, amortization and depletion).

Cash and cash equivalents–

Cash and cash equivalents include bank deposits, certificates of deposit and short term investment funds with original maturities of three months or less at the date of purchase.  The carrying value of cash and cash equivalents approximate fair value.

Marketable securities–

Marketable securities consist primarily of certificates of deposits with original maturities greater than 90 days but less than one year.  These deposits are held to maturity and carried at amortized cost which approximates fair value.

Inventories–

Metal inventories, consisting of work in process and finished goods, are carried at the lower of average cost or market.  Costs incurred in the production of metal inventories exclude general and administrative costs.

Work-in-process inventories represent materials that are in the process of being converted into a saleable product.  Conversion processes vary depending on the nature of the copper ore and the specific mining operation.  For sulfide ores, processing includes milling and concentrating and the results from the production of copper and molybdenum concentrates. Molybdenum in-process inventory includes the cost of molybdenum concentrates and the costs incurred to convert those concentrates into various high-purity molybdenum chemicals or metallurgical products.

Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, molybdenum concentrate and other metallurgical products).

Supplies inventories are carried at average cost less a reserve for obsolescence.

Property–

Property is recorded at acquisition cost, net of accumulated depreciation and amortization.  Cost includes major expenditures for improvements and replacements, which extend useful lives or increase capacity and interest costs associated with significant capital additions.  Maintenance, repairs, normal development costs at existing mines, and gains or losses on assets retired or sold are reflected in earnings as incurred.

Mine development includes primarily the cost of acquiring land rights to an exploitable ore body, pre-production stripping costs at new mines that are commercially exploitable, costs associated with bringing new mineral properties into production, and removal of overburden to prepare unique and identifiable areas outside the current mining area for such future production.  Mine development costs are amortized on a unit of production basis over the remaining life of the mines.

Buildings and equipment are depreciated on the straight-line method over estimated lives from 5 to 40 years or the estimated life of the mine if shorter.

Property is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Assets are determined impaired when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  The Company’s estimate as to future undiscounted cash flows takes into consideration, among other things, expected future metal prices, which are based on historical metal prices and price trends.  The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value as determined taking into consideration the estimated future discounted cash flows of the asset.

Asset retirement obligations (reclamation and remediation costs)–

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations”.  The fair value of a liability for asset retirement obligations is recognized in the period in which it is incurred.  The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset’s useful life.

Intangible assets–

Intangible assets include primarily the excess amount paid over the book value for investment shares and mining and engineering development studies.  Intangible assets are carried at acquisition costs, net of accumulated amortization and are amortized principally on a unit of production basis over the estimated remaining life of the mines.  Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Debt issuance costs–

Debt issuance costs, which are included in other assets, are amortized using the interest method over the term of the related debt.

Ore reserves–

The Company periodically reevaluates estimates of its ore reserves, which represent the Company’s estimate as to the amount of unmined copper remaining in its existing mine locations that can be produced and sold at a profit.  Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of the respective mines.

The Company updates its estimate of ore reserves at the beginning of each year. In this calculation the Company uses current metal prices which are defined as the average metal price over the preceding three years. However, in the case of the Company’s recently acquired Mexican subsidiary, ore reserve estimates prior to 2005 were calculated based on a copper price of $0.90 per pound of copper. The current per pound of copper price, as defined, was $0.939, $0.751 and $0.76 at the beginning of 2005, 2004 and 2003, respectively.  These ore reserve estimates are used to determine the amount of mine stripping that is capitalized, units of production amortization of capitalized mine stripping and amortization of intangible assets.

Capitalized mine stripping and leachable material–

Effective January 1, 2006, the Company adopted the guidance of the Emerging Issues Task Force, ratified by the Financial Accounting Standards Board in March 2005, which stated that stripping costs incurred during the production phase of a mine are variable production costs and should be included in the cost of inventory produced (extracted) during the period that the stripping costs are incurred.  See Impact of New Accounting Standards.

Stripping costs are costs associated with the removal of waste materials after production has commenced.  Over the life of the mine, stripping costs are deferred in periods when the actual ratio of waste materials to mineral ore extracted is above the life-of-mine stripping ratio, which represents the Company’s estimate of the total amount of waste to be incurred divided by the estimated total proven and probable reserves.  In periods when the actual mine stripping ratio is below the life-of-mine stripping ratio, the Company reduces the net capitalized mine stripping asset proportionally with a charge to amortization expense.  In addition, deferred mine stripping costs are amortized using the units of production method based on proven and probable ore reserves.  Copper resources contained in piles of leachable materials that have been extracted from the mines are not included in the determination of units of production amortization.

The Company’s policy results in the smoothing of stripping costs over the life of the mine and, in the view of the Company, better facilitates the matching of mine production costs over the life of the mine with the mine’s revenues.

Stripping costs are assessed for recoverability as part of property, plant and equipment and reviewed whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  If recoverable value has fallen below carrying value, the asset is written down to its recoverable value.

Leachable material.  At one of its mines the Company capitalizes the cost of materials with low copper content extracted during the mining process (leachable material), which is collected in areas known as leaching dumps.  The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is estimated to be five years (unaudited).

Exploration–

Tangible and intangible costs incurred in the search for mineral properties are charged against earnings when incurred.

Income taxes–

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements.  Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are more likely not to be realized.

Foreign exchange–

The Company’s functional currency is the U.S. dollar. As required by local law, both the Peruvian Branch and MM maintain their books of accounts in Peruvian nuevos soles and Mexican pesos, respectively.

Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory, property, intangible assets and other assets which are remeasured at historical exchange rates.  Revenues and expenses are generally translated at actual exchange rates in effect during the period, except for those items related to balance sheet amounts that are remeasured at historical exchange rates.  Gains and losses from foreign currency remeasurement are included in earnings of the period.

Gains and (losses) resulting from foreign currency transactions are included in “Cost of sales (exclusive of depreciation, amortization and depletion)” and amounted to $(12.1) million, $(14.4) million and $21.9 million in 2005, 2004 and 2003, respectively.

Derivative instruments–

Derivative contracts are reflected as assets or liabilities in the balance sheet at their fair value.  The Company entered into an interest rate swap agreement to hedge the interest rate risk exposure on a credit facility.  The Company has also entered into copper swap contracts to protect future sales on a portion of its future copper production at a fixed copper price.  At December 31, 2005, the Company held no open swap agreements.  The gains and losses on contracts held during the year are recorded in earnings.

Other comprehensive income–

Comprehensive income represents changes in equity during a period, except those resulting from investments by owners and distributions to owners. During the fiscal years ended December 31, 2005, 2004 and 2003, the only components of “other comprehensive income (loss)” was the additional minimum liability for employee benefit obligations and unrealized gain on equity securities.

Business segment

The Company operates in a single industry, namely mining copper.  Prior to the April 1, 2005 acquisition of Minera Mexico, the Company determined that its operations in Peru fell within one segment.  With the acquisition of Minera Mexico the Company continues to operate principally in one industry, the mining of copper.  However, because of the demands of managing operations in two countries, effective April 1, 2005, Company management views the new Southern Copper as having three operating segments and manages on the basis of these segments.  The segments identified by the Company are: 1) Peruvian operations, which include the two open pit copper mines in Peru and the plants and services supporting such mines.  2) Mexican open pit mines, which include La Caridad and Cananea mine complexes and their supporting facilities.  3) The Mexican underground mining operations, which include five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, several industrial processing facilities.  Additionally, in mining copper the Company produces a number of metal by-products, most important of which are molybdenum, silver and zinc.

The Chief Operating Officer of the Company focuses on operating income as measure of performance to evaluate different segments, and to make decisions to allocate resources to the reported segments.

Change in accounting principle–

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations” (SFAS No. 143).  This statement requires the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred.  The cumulative effect of this change in accounting principle, net of taxes, was a charge to earnings of $1.5 million and is shown separately on the consolidated combined statement of earnings.  In addition, as part of this cumulative adjustment, the Company recorded an asset retirement obligation liability of $4.9 million, increased net property by $2.5 million and recorded deferred tax and workers’ participation benefits of $0.9 million.  The adoption of this new principle resulted in an additional charge to earnings from continuing operations of $0.5 million for 2003 and has been included as an operating cost in the consolidated combined statement of earnings.

Impact of new accounting standards–

On March 17, 2005 Emerging Issues Task Force, or EITF, reached a consensus in the issue 04-06, “Accounting for Stripping costs Incurred during Production in the Mining Industry”, which was ratified by the Financial Accounting Standards Board, or “FASB”, on March 30 2005 and the subsequent modification to the transition provisions approved by the EITF in its June 15-16 2005 meeting.  The consensus states that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (extracted) during the period that the stripping costs are incurred.  On January 1, 2006 the Company adopted this consensus by reversing $499.5 million of net cumulative capitalized stripping cost and capitalized leach inventory cost as of December 31, 2005 and recording a net charge of $322.9 million to retained earnings after the recognition of a workers participation and tax benefit of $176.6 million.  In addition, near-term future years operating income could be negatively impacted to the extent that costs previously capitalized are expensed.

In March 2005, the FASB published FASB Interpretation No. 47 “Accounting for Conditional Asset Retirement Obligations” (FIN 47).  FIN 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity.  Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated.  Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists.  This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.  FIN 47 is effective no later than the end of fiscal years ending after

December 15, 2005 (December 31, 2005, for calendar-year enterprises).  Retrospective application for interim financial information is permitted but is not required.  Early adoption of this interpretation is encouraged.  FIN 47 did not have a significant impact on the Company’s financial position or results of operations.

In June 2005, the FASB published SFAS No. 154, “Accounting changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS No. 154”), which changes the requirements for the accounting for and reporting of a change in accounting principle and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine the period-specific effects of the cumulative effect of the change.  This Statement also carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate.  This Statement does not change the transition provisions of any existing accounting pronouncement. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.  The Company is evaluating the impact that this statement may have on its financial position or results of operations.

In September 2005, FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue N° 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty”.  The consensus concluded that two or more legally separate exchange transactions with the same counterparty should be combined and considered as a single arrangement for accounting purposes, if they are entered into “in contemplation” of one another.  The EITF also reached a consensus that non monetary exchanges of inventory within the same business should be recognized at fair value.  The consensus reached on EITF Issue N°. 04-13 is effective for new arrangements entered into, or modifications or renewals of existing arrangements, in reporting periods beginning after March 15, 2006.  The Company is currently determining the impact of this Issue on its financial reporting and disclosures.

NOTE 3-INVENTORIES:

	As of December 31,
(in millions)	2005	2004
Metals:
Finished goods	$106.9	$60.0
Work-in-process	135.4	149.3
Supplies	153.5	143.1
Total inventories	$395.8	$352.4

NOTE 4-PROPERTY:

	As of December 31,
(in millions)	2005	2004
Buildings and equipment	$5,266.8	$5,156.1
Construction in progress	565.8	252.4
Mine development	260.0	255.6
Land, other than mineral	66.3	65.6
Total property	6,158.9	5,729.7
Accumulated depreciation, amortization and depletion	(2,832.8)	(2,661.2)
Total property, net	$3,326.1	$3,068.5

In conjunction with the adoption of SFAS No. 143, during 2003, the Company capitalized $3.0 million in costs associated with establishing an asset retirement obligation for a portion of its long-lived assets in Peru.  These assets include a dam on the Torata River, close to the Cuajone mine, and the SX/EW facility.  The asset retirement obligations were established based on the Company’s environmental impact studies for these projects.  The retirement obligations for the dam are based on a weighting of two options available at the end of the dam’s useful life.  These options are to turn the dam over to the local municipality and provide maintenance for a number of years or demolish the dam and restore the river to its natural course.  The retirement obligation for the SX/EW facility requires a dismantling of the plant and reclamation of the property.  The Company has not designated specific assets to satisfy these obligations but will provide funds from operations.  There were no additional costs capitalized in 2004 associated with asset retirement obligations.

In 2005 the Company capitalized $5.2 million an estimate of the asset cost associated with establishing an asset retirement obligation for its Peruvian mine closure plan.  These costs are being depreciated on a straight line basis over the life of the related assets.  As for the Mexican operations, the adoption of SFAS No. 143 did not have a material effect on the Company’s financial position or results of operations.  Management does not believe that there are any significant legal obligations for asset retirements in Mexico as of December 31, 2004 and 2005.  Please also see Note 9, “Asset retirement obligation”.

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 amounted to $200.9 million, $153.4 million and $144.2 million, respectively.

NOTE 5-CAPITALIZED MINE STRIPPING COSTS AND LEACHABLE MATERIAL:

	As of December 31,
(in millions)	2005	2004
Capitalized mine stripping cost	$418.2	$379.4
Accumulated amortization	(128.8)	(61.3)
Capitalized mine stripping, net	$289.4	$318.1

	As of December 31,
(in millions)	2005	2004
Capitalized leachable material	$252.0	$170.8
Accumulated amortization	(41.9)	(36.2)
Capitalized leachable material, net	$210.1	$134.6

Amortization of mine stripping and leachable material is included in “Depreciation, amortization and depletion” and amounted to $73.2 million, $36.4 million and $25.6 million in 2005, 2004 and 2003, respectively.

The Company’s policy of deferring mine stripping costs and leachable material decreased operating costs by $43.0 million, $56.3 million and $53.9 million in 2005, 2004 and 2003, respectively, as compared to what such amounts would have been if the Company expensed mine stripping costs and leachable material costs as incurred.

On January 1, 2006, the Company adopted the guidance of the EITF, “Accounting for Stripping Cost Incurred during Production in the Mining Industry” and wrote off to retained earnings net cumulative capitalized stripping and net capitalized leachable material, net of income taxes and workers’ participation benefit.  See Impact of new accounting standards.

NOTE 6-INTANGIBLE ASSETS:

	As of December 31,
(in millions)	2005	2004
Mining concessions	$121.2	$121.2
Mine engineering and development studies	6.0	5.7
Goodwill	17.0	17.0
	144.2	143.9
Accumulated amortization	(23.3)	(20.4)
Intangible assets, net	$120.9	$123.5

Amortization expense on intangibles was $2.9 million, $2.8 million and $3.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.  The estimated aggregate amortization expense for intangibles is $16.5 million for the years 2006 through 2010, approximately $3.3 million per year.

NOTE 7-INCOME TAXES:

The components of the provision for income taxes are as follows:

	Year ended December 31,
(in millions)	2005	2004	2003
U.S. federal and state:
Current	$13.4	$21.7	$4.0
Deferred	—	(8.2)	2.3
	13.4	13.5	6.3
Foreign (Peru and Mexico):
Current	618.6	356.6	84.9
Deferred	(42.3)	63.6	28.9
	576.3	420.2	113.8
Total provision for income taxes	$589.7	$433.7	$120.1

The reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	For the years ended December 31,
	2005	2004	2003
Expected tax	30.0%	30.0%	30.0%

Effect of income taxed at a rate other than the statutory rate	1.5	3.9	1.8
Permanent differences	0.7	1.2	3.4
Effect of tax rate change	(2.5)	(1.2)	4.9
Loss of tax benefits upon corporate reorganization	(1.8)	—	32.6
Loss generated by subsidiaries	—	—	6.2
Valuation allowance for tax loss carryforward and recoverable tax asset	—	(4.1)	(30.4)
Other	1.5	0.6	8.8
Effective income tax rate	29.4%	30.4%	57.3%

The effective tax rate presented above is a combined effective tax rate for SCC including Minera Mexico.  From prior years’ reports, the statutory income tax rate has changed from an expected tax of 35% to 30% since the major component of the provision for income taxes is from the foreign jurisdictions of Peru and Mexico.  For all of the years presented, both companies filed separate tax returns in their respective tax jurisdictions.  Although the tax rules and regulations imposed in the separate tax jurisdictions may vary significantly, similar permanent items exist, such as the impact of changes in statutory tax rates, and income and expense items which are nondeductible or nontaxable.  Several items above are particular to the tax rules in Mexico or specific events related to Minera Mexico, such as the tax inflation effect, which requires that inflation be recognized for tax purposes (where it is not for financial reporting purposes), and the loss of tax benefits upon a corporate reorganization undertaken by Minera Mexico in 2003.  Other items relate specifically to SCC such as the percentage depletion.  The impact of the change in the valuation allowance reflects the change in valuation allowances for the combined companies which is further described below.

Deferred taxes include the U.S., Peruvian and Mexican tax effects of the following types of temporary differences and carryforwards, net of foreign tax credit effects:

	As of December 31,
(in millions)	2005	2004
Current:
Inventories	$28.4	$57.9
Other	(1.3)	(1.2)
Other accrued expenses	(32.3)	(14.2)
Net current deferred tax liability	(5.2)	42.5
Non-current:
Property and equipment	186.2	238.7
Tax loss carryforwards	(2.7)	(62.3)
Recoverable asset tax	(0.3)	(44.9)
AMT credit carryforwards	(32.2)	(32.6)
Deferred charges	69.4	64.5
Foreign tax credit carryforwards	(49.0)	—
Other accrued expenses	(34.7)	—
Other	41.1	46.8

Less, valuation allowance for deferred tax assets	81.2	33.4
Net non-current deferred tax liability	259.0	243.6
Total net deferred tax liability	$253.8	$286.1

U.S. Tax Matters–

At December 31, 2005, the foreign tax credit carryforward available to reduce possible future U.S. income tax amounted to approximately $49.0 million, expiring as follows: $19.0 million in 2007, $10.4 million in 2008, and $19.6 million in 2015.  No foreign tax credit carryforwards expired in 2005 or 2004.  For years beginning after October 22, 2004, unused foreign tax credits generated in years beginning after this date may be carried back only one year, but can now be carried forward ten years.

In October, 2004, the American Jobs Creation Act of 2004 was enacted in the U.S.  This law repealed the 90% limitation on the utilization of foreign tax credits when calculating the Company’s alternative minimum tax (“AMT”).  The repeal is effective in 2005.  Although the new law was not effective until 2005, under SFAS No. 109, the effect of the law change is required to be reflected in the period that includes the enactment date.  As a result, $9.5 million of previously booked deferred U.S. tax liability was recorded as income in 2004.

Peruvian Tax Matters–

In December 2003, the Peruvian government established a new tax rate of 30% for years beginning after 2003.  Although this new rate did not affect the current 2003 tax expense, the change in the tax rate required that the deferred Peruvian assets and liabilities be re-valued at the tax rate expected to apply when these assets and liabilities are realized.  Accordingly, the Company recorded a charge of $10.1 million in additional deferred tax expense in 2003.

The Company obtains income tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services, employed in its operations and records these credits as a prepaid expense.  Under current Peruvian law, the Company is entitled to use the credits against its Peruvian income tax liability or to receive a refund.  The carrying value of these Peruvian tax credits approximates their net realizable value.

In accordance with a 1996 agreement with the Peruvian government, income generated from the SX/EW operations is taxed at a fixed rate of 30% through the year 2010.

Mexican Tax Matters–

Minera Mexico and its subsidiaries obtained authorization from the Mexican tax authorities to file a consolidated income and asset tax return in Mexico.

In accordance with Mexican income tax law, Mexican subsidiaries are subject to paying the greater of the asset tax or income tax.  The Mexican income tax law enacted January 1, 2002, reduced the 35% federal income tax rate by one percentage point each year until it reached 32% in 2005.

As result of the amendments to the income tax law approved on November 13, 2004, the income tax rate was further reduced from the 33% rate applicable in 2004 to a 30% rate in 2005, and it will be gradually be reduced by 1% per year until it reaches 28% in 2007.  In addition, effective fiscal year 2005, there is a change in the tax treatment of the inventory purchases for the year.  Under the new law, cost of sales will be deductible instead of inventory purchases.  The tax deduction for employees’ statutory profit sharing amounts and the obligation to withhold taxes on dividends paid to individuals and foreign residents was also eliminated.  The impact of the reduction in the corporate income tax rate as a result of the tax law changes in 2004 resulted in a reduction in tax expense of $21.6 million in 2004.

Asset tax is calculated by applying a 1.8% tax rate to Minera Mexico’s asset position, as defined by the law, and is payable only to the extent that it exceeds the income tax payable for the same period.  If in any year asset tax exceeds the income tax payable, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years and any required payment of the asset tax is creditable against the excess of the income tax over the asset tax of the following 10 years.

Valuation allowances–

U.S.:

The Company’s valuation allowance consists of $49.0 million in foreign tax credits and $32.2 million in AMT credit carryforwards.  Management believes that it is more likely than not, that full value for both these credits will not be realized in the future.

Mexico:

In years prior to 2002, Minera Mexico experienced significant liquidity and financial performance difficulties which resulted in defaults of various debt covenants.  Therefore, prior to 2002, a valuation allowance was established for substantially all of its net operating loss and asset tax carryforwards since it was uncertain as to whether those carryforwards might be used.  The valuation allowances were reversed in 2003 as Minera Mexico undertook its financial and corporate restructuring, and financial performance improved.  As of December 31, 2005, the remaining tax loss carryforwards totaled $9.4 million.  As of December 31, 2005, the remaining asset tax carryforward amounting to $0.2 million.

NOTE 8-WORKERS’ PARTICIPATION:

The Company’s operations in Peru and Mexico are subject to statutory workers’ participation.

In Peru, the provision for workers’ participation is calculated at 8% of pre-tax earnings.  The current portion of this participation, which is accrued during the year, is based on Branch’s taxable income and is distributed to workers following determination of final results for the year.  In Mexico, workers’ participation is determined using the guidelines established in the Mexican income tax law at a rate of 10% of pre-tax earnings as adjusted by the tax law.

The provision for workers’ participation is included in “Cost of sales (exclusive of depreciation, amortization and depletion)” in the statement of earnings.  For the years ended December 31, 2005, 2004 and 2003, workers’ participation expense was $219.2 million, $93.6 million and $20.2 million, respectively.

In May 2005, the Mexican Supreme Court rendered a decision that changed the method of computing the amount of statutory workers’ profit sharing required to be paid by some Mexican companies, including the Company’s Mexican subsidiary.  The Supreme Court’s ruling in effect prohibited the application of net operating loss carryforwards in computing the income used as the base for determining the workers’ profit sharing amounts. As a result the Company recognized in its 2005 results of operations a charge of $36.3 million for workers’ profit sharing related to 2004.

NOTE 9-ASSET RETIREMENT OBLIGATION

On January 1, 2003, the Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, which established a uniform methodology of accounting for estimated reclamation and abandonment costs.  The cumulative effect of the change of accounting principle, net of income tax was a charge to income of $1.5 million.  As part of this change the Company recorded an asset retirement obligation of $4.9 million and increased net property $2.5 million.  This adoption established the liability for a portion of the Company’s long-lived assets in Peru, and include a dam on the Torata river, close to the Cuajone mine and the SX/EW facility.

In 2005 the Company added an asset retirement obligation for its mining properties in Peru, as required by the Mine Closure Law, enacted in 2003 and regulated in 2005.  This law requires the Company to present a mine closure plan to the Peruvian Ministry of Energy and Mines (“MEM”) by August 2006.  This plan will be subject to review and approval by MEM and open to public discussion and comment in the area of the Company’s operations.  In application of SFAS No. 143 and according to the criteria established by FIN-47, the Company has made an estimate of this potential liability and recorded such liability, based on its review of the law.  However, we cannot assure that this liability will be adequate until our mine plan is presented, reviewed and accepted by MEM.

The closure cost recognized for this liability includes the estimated cost required at the Peruvian operations, based on the Company’s experience and includes cost at the Ilo smelter, the tailing disposal, dismantling of the Toquepala and Cuajone concentrators, shops and auxiliary services.  In this connection we recorded an additional asset retirement liability in 2005 of $5.2 million for this new law and increased net property $4.6 million.

The following is a reconciliation of the asset retirement obligation for the two years ended December 31, 2005 (in millions):

Balance January 1, 2004	$5.3
Additions, changes in estimates	—
Accretion expense	0.3

Balance, December 31, 2004	5.6
Additions, changes in estimates	4.6
Accretion expense	1.0

Balance, December 31, 2005	$11.2

NOTE 10-FINANCINGS:

Long term debt:

		As of December 31,
(in millions)		2005	2004
SCC:
6.375%	Notes due 2015 ($200 million face amount, less unamortized discount of $1.0 million)	$199.0	$—
7.500%	Notes due 2035 ($600 million face amount, less unamortized discount of $5.2 million)	594.8	—
8.75% Corporate bonds due 2007		—	50.0
5.5625% Corporate bonds due 2005-2012		—	73.1
5.3750% Corporate bonds due 2005-2012		—	25.9
4.5000% Corporate bonds due 2005-2010		—	25.0
4.6250% Corporate bonds due 2005-2010		—	25.0
5.92% Mitsui credit agreement due 2013 (3.94% at December 31, 2004)		80.0	90.0
Minera Mexico:
Citibank credit facility		—	600.0
8.25% Yankee bonds–Series A due 2008		173.3	316.3
9.25% Yankee bonds–Series B due 2028		125.0	125.0
Total debt		1,172.1	1,330.3
Less, current portion		(10.0)	(152.3)
Total long-term debt		$1,162.1	$1,178.0

In 1998, Minera Mexico issued $500 million of unsecured debt, which are referred to as Yankee bonds.  These bonds were offered in two series: Series A for $375 million, with an interest rate of 8.25% and a 2008 maturity, and Series B for $125 million, with an interest rate of 9.25% and a 2028 maturity date.  During 2005, the Company repurchased $143.0 million of the Series A bonds.  In connection with this purchase the Company paid a premium of $8.6 million, which is included in the consolidated combined statement of earnings on the line “Loss on debt prepayments”.  The bonds contain a covenant requiring Minera Mexico to maintain a ratio of EBITDA to interest expense of not less than 2.5 to 1.0 as such terms are defined by the facility.  At December 31, 2005, Minera Mexico is in compliance with this covenant.

In 1999, SCC entered a $100 million, 15-year loan agreement with Mitsui.  The interest rate for this loan is the Japanese LIBO rate plus 1.25% (Japanese LIBO for this loan at December 31, 2005 was 4.67%).  The Mitsui credit agreement is collateralized by pledges of receivables on 31,000 tons of copper per year.  The Mitsui agreement requires the Company to maintain a minimum stockholders’ equity of $750 million and a specific ratio of debt to equity.  Reduction of Grupo México’s direct or indirect voting interest in the Company to less than a majority would constitute an event of default under the Mitsui agreement.  At December 31, 2005, the Company is in compliance with these covenants.

On October 29, 2004, Minera Mexico borrowed $600 million pursuant to a new credit facility with a final maturity date in 2009.  The new credit facility bore interest at LIBOR plus 200 basis points.  The proceeds from the new credit facility were used to repay in full the amounts outstanding under a common agreement with holders of Minera Mexico’s secured export notes and other financial institutions.  The loan was secured by a pledge of Minera Mexico’s principal properties and was guaranteed by its principal subsidiaries.  In 2005, the Company prepaid the total amount of this loan.  In connection with the repayment of this facility, the Company wrote off $10.2 million of deferred financing costs which is recorded in the consolidated combined statement of earning on the line “Interest Expense”.

In October 2004, Minera Mexico and Banamex entered into an interest rate swap agreement for a notional amount of $600 million to hedge the interest rate risk exposure on its $600 million credit facility granted by Citibank.  See Note 14-Derivative Instruments.

In January 2005, the Company signed a $200 million credit facility with a group of banks led by Citibank, N.A.  Proceeds of this credit facility were used to prepay $199 million the outstanding bonds of the Company’s Peruvian bond program.  The Company capitalized $2.8 million of costs associated with this facility.  The Company paid a prepayment penalty of 1%, or $2.0 million, to the Peruvian bondholders.  Additionally, the Company wrote off $2.3 million of previously capitalized bond issuance cost.  The $2.0 million penalty and the $2.3 million amortization of bond issuance costs are included in the earning statement under “Loss or debt prepayments” and “Interest expense”, respectively.  On July 28, 2005 this credit facility was repaid and the Company wrote off $2.5 million of deferred financing cost.

On July 27, 2005 the Company issued $200 million 6.375% Notes due 2015 at a discount of $1.1 million and $600 million 7.5% Notes due 2035, at a discount of $5.3 million.  The notes are senior unsecured obligations of the Company.  The Company capitalized $8.8 million of costs associated with this facility and are included in “Other assets, net”, non-current on the Consolidated combined balance sheet.  The net proceeds from the issuance and sale of the notes were used to repay outstanding indebtedness of the Company’s Peruvian and Mexican Operations, under its $200 million and $600 million ($480 million outstanding) credit facilities, respectively, and the balance was used for general corporate purposes.  The Company filed a Registration Statement on Form S-4 with respect to these Notes on October 28, 2005.  On January 3, 2006 the Company completed an exchange offer for $200 million, 6.375% Notes due 2015 and $600 million, 7.5% Notes due 2035.  In the exchange offer, $197.4 million of the 6.375% old notes due 2015 were tendered in exchange for an equivalent amount of new notes and an aggregate of $590.5 million of the 7.5% old notes due 2035 were tendered in exchange for an equivalent amount of new notes.  The new notes have been registered under U.S. securities law.  The indentures relating to the notes contain certain covenants, including limitations on liens, limitations on sale and leaseback transactions, rights of the holders of the notes upon the occurrence of a change of control triggering event, limitations on subsidiary indebtedness and limitations on consolidations, mergers, sales or conveyances.  All of these limitations and restrictions are subject to a number of significant exceptions, and some of these covenants will cease to be applicable before the notes mature if the notes attain an investment grade rating.  At December 31, 2005 the Company is in compliance with these covenants.

Aggregate maturities of the outstanding borrowings at December 31, 2005, are as follows:

(in millions)
Year	Principal Due
2006	$10.0
2007	10.0
2008	183.3
2009	10.0
2010	10.0
Thereafter	955.0
Total	$1,178.3

Total debt maturities do not include the debt discount valuation account of $6.3 million.

At December 31, 2005 and 2004, other assets included $7.4 million and $6.8 million, respectively, held in escrow accounts as required by the Company’s loan agreements. The funds are released from escrow as scheduled loan repayments are made.

At December 31, 2005 and 2004, the balance of capitalized debt issuance costs was $10.2 million and $10.7 million, respectively.  Amortization charged to interest expense was $3.8 million, $5.1 million and $1.7 million in 2005, 2004 and 2003, respectively.

NOTE 11-BENEFIT PLANS:

SPCC Defined Benefit Pension Plans–

The Company has two noncontributory defined benefit pension plans covering former salaried employees in the United States and certain former employees in Peru.  Effective October 31, 2000, the Board of Directors amended the qualified pension plan to suspend the accrual of benefits.

The components of net periodic benefit costs calculated in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”, using December 31 as a measurement date, consist of the following:

	Year ended December 31,
(in millions)	2005	2004	2003
Interest cost	$0.6	$0.7	$0.7
Expected return on plan assets	(0.5)	(0.6)	(0.8)
Net periodic benefit cost	$0.1	$0.1	$(0.1)

The change in benefit obligation and plan assets and a reconciliation of funded status are as follows:

	As of December 31,
(in millions)	2005	2004
Change in Benefit Obligation:
Projected benefit obligation at beginning of year	$11.5	$12.0
Interest cost	0.6	0.7
Benefits paid	(0.9)	(0.9)
Actuarial gain (loss)	0.7	(0.3)
Projected benefit obligation at end of year	$11.9	$11.5

Change in Plan Assets:
Fair value of plan assets at beginning of year	$12.3	$9.7
Actual return on plan assets	0.3	0.4
Employer contributions	0.8	3.2
Benefits paid	(0.9)	(0.9)
Administrative expenses	(0.1)	(0.1)
Fair value of plan assets at end of year	$12.4	$12.3

Reconciliation of Funded Status:
Funded status	$0.5	$0.8
Unrecognized actuarial loss	2.9	2.0
Net amount reflected in Balance Sheet	$3.4	$2.8

The assumptions used to determine the pension obligation and seniority premiums as of year end and net cost in the ensuing year were:

Discount rate	5.5%	6.0%
Expected long-term rate of return on plan assets	4.5%	5.0%
Rate of compensation increase	N/A	N/A

The scheduled maturities of the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments
(in millions)
2006	$0.9
2007	0.9
2008	0.9
2009	0.9
2010	0.9
2011 to 2015	4.2
Total	$8.7

The Company’s funding policy is to contribute amounts to the qualified plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate. Plan assets are invested in commingled stock and bond funds.

The Company’s policy for determining asset mix-targets includes periodic consultation with recognized third party investment consultants.  The expected long-term rate of return on plan assets is updated periodically, taking into consideration asset allocations, historical returns and the current economic environment.  Based on these factors we expect our assets will earn an average of 4.5% per annum assuming our long-term mix will be consistent with our current mix and an assumed discount rate of 5.5%.  The fair value of plan assets is impacted by general market conditions.  If actual returns on plan assets vary from the expected returns, actual results could differ.

SPCC Post-retirement Health Care Plan–

The Company adopted the post-retirement health care plan for retired salaried employees eligible for Medicare on May 1, 1996.  The plan is unfunded.

Effective October 31, 2000, the health care plan for retirees was terminated and the Company informed retirees that they would be covered by the then in effect post-retirement health care plan of ASARCO, a former shareholder of the Company and a subsidiary of Grupo México, which offered substantially the same benefits and required the same contributions.  The plan is accounted for in accordance with SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions”.

The components of net period benefit costs are as follows:

	Year ended December 31,
(in millions)	2005	2004	2003
Service cost	$—	$—	$—
Interest cost	0.1	0.1	0.1
Net periodic benefit cost	$0.1	$0.1	$0.1

The change in benefit obligation and a reconciliation of funded status are as follows:

	As of December 31,
(in millions)	2005	2004
Change in Benefit Obligation:
Benefit obligation at beginning of year	$1.4	$1.8
Interest cost	0.1	0.1
Plan Amendments	—	(0.3)
Benefits paid	(0.1)	—
Actuarial (gain) or loss	—	(0.2)
Benefit obligation at end of year	$1.4	$1.4

Reconciliation of Funded Status:
Funded status	$(1.4)	$(1.4)
Unrecognized actuarial loss	0.4	0.4
Unrecognized prior service cost	(0.3)	(0.3)
Post-retirement benefit obligation	$(1.3)	$(1.3)

Discount rate used in the calculation of other post-retirement benefits and cost as of December 31, 2005 and 2004 were 5.5% and 6.0%, respectively.

The benefits expected to be paid in each of the next five years, and thereafter, are as follows:

(in millions)	Expected
Year	Benefit Payments
2006	$0.1
2007	0.1
2008	0.1
2009	0.1
2010	0.1
2011 to 2015	0.5
Total	$1.0

For measurement purposes, an 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005.  The rate is assumed to decrease gradually to 5% for 2014 and remain at that level thereafter.

Assumed health care cost trend rates can have a significant effect on the amount reported for the health care plan.  A one percentage-point change in assumed health care trend rate would not have a significant effect.

Minera Mexico Defined Benefit Pension Plans–

The components of net periodic benefit costs calculated in accordance with SFAS No. 87 “Employers Accounting for Pensions”, using December 31 as a measurement date, consist of the following:

	For the years ended December 31,
(in millions)	2005	2004	2003
Interest cost	$2.9	$2.6	$2.6
Service cost	2.6	2.1	2.3
Expected return on plan assets	3.1	(1.1)	(0.7)
Amortization of transition assets, net	(0.2)	(0.2)	(0.2)
Recognized net actuarial loss	0.2	0.5	0.9
Net period benefit cost	$8.6	$3.9	$4.9

The change in benefit obligation and plan assets are as follows:

	December 31,
(in millions)	2005	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$36.1	$35.0
Service cost	2.6	2.1
Interest cost	2.9	2.6
Actuarial (loss) gain, net	0.9	(0.2)
Benefits paid	(2.3)	(2.2)
Inflation adjustment	1.9	(1.2)
Projected benefit obligation at end of year	$42.1	$36.1

Change in plan assets:
Fair value of plan assets at beginning of year	$27.2	$12.0
Actuarial return on plan assets	9.4	15.2
Fair value of plan assets at end of year	$36.6	$27.2

The pension plan liability is as follows:

	December 31,
(in millions)	2005	2004
Reconciliation of Funded Status:
Funded status	$(5.5)	$(8.9)
Unrecognized prior service cost	2.5	2.5
Unrecognized net actuarial gain	(9.6)	(5.2)
Unrecognized transition assets	(1.3)	(1.3)
Additional minimum liability	(8.1)	(7.3)
Net pension liability	$(22.0)	$(20.2)

The assumptions used to determine the pension obligation and seniority premiums as of year-end and net cost in the ensuing year were:

	2005	2004	2003
Weighted average discount rate	10%	10%	10%
Expected long-term rate of return on plan asset	12%	12%	12%
Rate of increase in future compensation level	6%	6%	6%

These rates are based on Mexican pesos as pension plan payments will be paid in Mexico.

The benefits expected to be paid in each of the next five years, and thereafter, are as follows:

(in millions)	Expected
Year	Benefit Payments
2006	$17.7
2007	2.0
2008	2.2
2009	2.4
2010	2.4
2011 to 2015	16.6
Total	$43.3

Minera Mexico Post-retirement health care plan–

The components of net period benefit costs are as follows:

	For the year ended December 31,
(in millions)	2005	2004	2003
Interest cost	$2.2	$2.2	$2.1
Service cost	0.4	0.5	0.4
Amortization of transition assets, net	1.6	1.6	1.6
Net periodic post-retirement benefit costs	$4.2	$4.3	$4.1

The change in benefit obligation and a reconciliation of funded status are as follows:

	As of December 31
(in millions)	2005	2004
Change in benefit obligation:
Projected benefit obligation at beginning of year	$46.8	$46.2
Service cost	0.4	0.5
Interest costs	2.2	2.2
Actuarial (loss) gain, net	0.5	(4.0)
Benefits paid	(2.8)	(2.7)
Settlements	—	—
Inflation adjustment	1.7	2.3
Projected benefit obligation at end of year	$48.8	$44.5

Reconciliation of funded status:
Funded status	$48.8	$44.5
Unrecognized actuarial loss	(6.8)	(5.8)
Unrecognized transition obligation	(26.5)	(25.8)
Post-retirement benefit obligation	$15.5	$12.9

Discount rates used in the calculation of other post-retirement benefits and costs as of December 31, 2005 and 2004 were 6.0%.

The benefits expected to be paid in each of the next five years, and thereafter, are as follows:

(in millions) Year	Expected Benefit Payments
2006	$3.4
2007	3.5
2008	3.4
2009	3.4
2010	3.4
2011 to 2015	3.5
Total	$20.6

An increase in other benefit cost trend rates have a significant effect on the amount of the reported obligations as well as component cost of the other benefit plan.  One percentage-point change in assumed other benefits cost trend rates would have the following effects:

	One Percentage Point
(in millions)	Increase	Decrease
Effect on total service and interest cost components	$3.3	$1.1
Effect on the post-retirement benefit obligation	$54.1	$15.1

Minera Mexico’s policy for determining asset mix targets includes periodic consultation with recognized third party investment consultants.  The expected long-term rate of return on plan assets is updated periodically, taking into consideration assets allocations, historical returns and the current economic environment.  The fair value of plan assets is impacted by general market conditions.  If actual returns on plan assets vary from the expected returns, actual results could differ.

These plans accounted for approximately 30% of benefit obligations.  The following table represents the asset mix of the investment portfolio as of December 31:

	2005	2004
Asset category:
Equity securities	61%	88%
Treasury bills	39	12
	100%	100%

The amount of contributions that the Company expects to be paid to the plan during 2006 is not material.

NOTE 12-MINORITY INTEREST:

For all the years presented, the minority interest on the consolidated combined statement of earnings is based on the earnings of the Company’s Peruvian Branch, and through October 2004 it also included the minority interest held in certain subsidiaries of Minera Mexico as further described below.  In addition, it included the interest of minority shareholders in Minera Mexico.

On October 20, 2005, the Company acquired an additional 0.81833% of the outstanding shares of Minera Mexico and were purchased for $30.3 million.

The Company acquired 0.02 million and 0.2 million investment shares at a $0.1 million and $0.7 million in 2004 and 2003, respectively.  There were no purchases during 2005.  These acquisitions have been accounted for as purchases of minority interests.  The carrying value of the minority interest purchased was reduced by $0.08 million and $0.5 million in 2004 and 2003, respectively, and the excess paid over the carrying value was assigned to intangible assets and is being amortized based on production.  As a result of these acquisitions, the remaining investment shareholders hold a 0.71% interest in the Branch and are entitled to a pro rata participation in the cash distributions made by the Peruvian Branch.  The shares are recorded as a minority interest in the Company’s financial statements.

In addition, on October 23, 2004, Minera Mexico reached an agreement with the National Union of Mine, Metallurgical and Similar Workers of the Mexican Republic (the “Union”) for the purchase of a 4.2% and 1.5% stock stake owned by the Union in two of its subsidiaries.  The stock was purchased by delivery of a note in the amount of $51.5 million.  The purchase price of the interest acquired was less than its carrying value by $31.8 million and, therefore, such negative goodwill was allocated as reduction of the long-lived assets to be amortized based on production.  This note was paid in full in February 2005.

NOTE 13-COMMITMENTS AND CONTINGENCIES:

Peruvian Operations

Royalty charge:

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies in favor of the regional governments and communities where mining resources are located.  In 2004, more than 5,000 Peruvian citizens filed a request to the Peruvian Constitutional Tribunal to have the law declared unconstitutional.  However, in

April 2005, the Constitutional Tribunal ruled the royalty law to be constitutional and therefore applicable to mining activities in Peru.  In addition, the Company filed a suit in the Lima Civil Court to protest the law as unconstitutional.  On June 28, 2005 the court dismissed the lawsuit and the Company has decided not to appeal.  Under the new law, the Company is subject to a 1% to 3% royalty, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines.  The Company made provisions of $40.3 million and $17.6 million in 2005 and 2004 respectively, for this royalty which went into effect as of June 25, 2004.  These provisions are included in “Cost of sales (exclusive of depreciation, amortization and depletion)” on the Consolidated combined statement of earnings.

In its ruling, the Constitutional Tribunal additionally stated that the royalty charge applies to all concessions held in the mining industry, implying that those entities with tax stability contracts are subject to this charge.  In 1996, the Company entered into a tax stability contract with the Peruvian government (a “Guaranty and Promotional Measures for Investment Contract”) relating to our SX/EW production, which agreement purports to, among other things, fix tax rates other contributions relating to such production.  We believe that the Constitutional Tribunal’s interpretation relating to entities with tax stability contracts is incorrect and we intend to protest the imposition of the royalty charge on our SX/EW production, when and if assessed.  Provision made by the Company for the royalty charge does not include approximately $5.9 million of additional potential liability relating to its SX/EW production from June 30, 2004 through December 31, 2005.

Power purchase agreement–

In 1997, SCC sold its Ilo power plant to an independent power company, Enersur S.A. (“Enersur”), for $33.6 million.  In connection with the sale, a power purchase agreement was also completed under which SCC agreed to purchase all of its power needs for its Peruvian operations from Enersur for twenty years, commencing in 1997.

The Company agreed to amend its power purchase agreement in June 2003, resolving certain issues that arose between the parties and reducing power costs for the remaining life of the agreement.  The Company made a one-time contractual payment of $4.0 million to Enersur under terms of the new agreement.  The new agreement releases Enersur from the obligation to construct additional capacity upon notice to meet the Company’s increased electricity requirements from the planned expansion and modernization.  SCC believes it can satisfy the need for increased electricity requirements from other sources, including local power providers.

Environmental matters–

Peruvian operations–

Some of the Company’s operations are subject to applicable Peruvian environmental laws and regulations.  The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of the Company’s Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed.  The Company believes that it is in material compliance with applicable Peruvian environmental laws and regulations.

In accordance with Peruvian regulations, in 1996 SCC submitted its Programa de Adecuación y Manejo Ambiental (the Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM.  A third-party environmental audit was conducted in order to elaborate the PAMA.  The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SCC’s PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remedied.  By the end of 2004, 31 of these projects were completed, including all PAMA commitments related to the Company’s operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations.  The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

The slag remediation program is progressing as scheduled and is expected to be completed by 2007.  With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007.  In July 2003, the Company awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited).  The Company believes that the selected proposal complies with the current environmental regulations.  This project is the Company’s largest short-term capital investment project and is estimated at $500 million, including $388.5 million expended through 2005.  Beginning in 1995 and continuing while this project is under construction, the Company has established an emissions curtailment program that has allowed us to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996) in the populated areas of the city of Ilo.

On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry.  The law was amended on May 28, 2004 and again on May 8, 2005.  The current modification establishes that mining companies submit their mine closure plans within one year of publication of final regulations.  On August 16, 2005 final regulations were published and the Company has initiated the preparation of the required mine closure plan.  As part of the law and the qualifying regulations the Company is also required to engage an independent consulting entity to prepare the mine closure plan.  The final plan, which is required by August 2006, is subject to approval by MEM and open to public discussion and comment in the area of Company operations.  Additionally, the law requires companies to provide financial guarantees to insure that remediation programs are completed.  The Company anticipates that this law will increase its asset retirement obligations and require future expenditures and amortizations over the life of the mine to satisfy its requirements.  The Company believes the liability for these asset retirement obligations cannot currently be precisely measured, or precisely estimated, until the Company has substantially completed its mine closure plan and is reasonably confident that it will be approved by MEM in most material respects.  However the Company has made a preliminary estimate of this liability and has recorded such amount in its 2005 financial results.  Please see Note 9, above.  The Company believes that this estimate should be viewed with caution, pending final approval of its mine closure plan, expected later in 2006.

For the Company’s Peruvian operations, environmental capital expenditures were $234.6 million, $65.5 million and $2.2 million in 2005, 2004 and 2003, respectively.  The Company foresees significant environmental capital expenditures in 2006.  Approximately $87.5 million has been budgeted in 2006; the smelter modernization project accounts for most of this budget.

Mexican operations–

Some of the Company’s operations are subject to Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to the Company’s San Luis Potosí facilities.

The principal legislation applicable to the Company’s Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA).  The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of non-complying facilities, the revocation of operating licenses and/or other sanctions or fines.  Also, according to the Código Penal Federal (Federal Criminal Code), the PROFEPA has to inform corresponding authorities regarding environmental crimes.

The Company’s operations near the U.S.-Mexican border are also subject to the Agreement on Cooperation for the Protection and Improvement of the Environment in the Border Area, or the La Paz Agreement, which was concluded in 1983 between the United States and Mexico for the purpose of improving air quality along the border.  The La Paz Agreement establishes sulfur dioxide emissions standards and requires the installation and maintenance of emission monitoring and record-keeping systems at our smelters in northwestern Mexico.  In order to maintain compliance with sulfur dioxide emissions standards promulgated under the Environmental Law and the La Paz Agreement, Minera Mexico shut down the Cananea smelter and operations at Monterrey in December 1999, after which the plants were dismantled and the Monterrey property was sold.

Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and may be influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999.  However, the Company’s management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on the Company’s business, properties, result of operations, financial condition or prospects or will result in material capital expenditures.  Although the Company believes that all of its facilities are in material compliance with applicable environmental, mining and other laws and regulations, the Company cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on the Company’s business, properties, results of operations, financial condition or prospects.

Due to the proximity of certain facilities of Minera Mexico to urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities.  Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

The Company has instituted extensive environmental conservation programs at its mining facilities in Peru and Mexico.  The Company’s environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, reforestation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

Litigation matters–

Peruvian Operations

Garcia-Ataucuri and Others vs. SCC:  In April 1996, the Company was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of 38,763,806.80 “labor shares” to be issued in a proportional way to each in accordance with their time of work with SCC, plus dividends.  The Company conducts its operations in Peru through a registered Branch.  Although the Branch has neither capital nor liability separate from that of the Company, under Peruvian law it is deemed to have an equity capital for purposes of determining the economic interest of the holders of investment shares.  The labor shares litigation is based on claims of former employees for ownership of labor shares issued during the 1970s until 1989 under a former Peruvian mandated profit sharing system.  We assert that the claims are meritless and that the labor shares were distributed to the former employees in accordance with the then in effect Peruvian profit sharing system. We do not believe that an unfavorable outcome is reasonably possible.  In 1971, the Peruvian Government enacted legislation providing that workers in the mining industry would participate in the pre-tax profits of the enterprises for which they worked at a rate of 10%.  This participation was distributed to the workers with 40% in cash and 60% as an equity interest in the enterprise. What remains of the equity participation is now included in the consolidated combined balance sheet caption “Minority interest.”  Under the law, the equity participation was originally delivered to the “Mining Community”, an organization representing all workers.  The cash portion was distributed to the workers after the close of the year.  The accrual for this participation was (and continues to be) a current liability of the Company, until paid.  In 1978, the law was amended and the equity distribution was calculated at 5.5% of pre-tax profits and was made to individual workers of the enterprise in the form of labor shares.  These labor shares represented an equity interest in the enterprise.  In addition, equity participations previously distributed to the “Mining Community” were returned to the Company and redistributed in the form of labor shares to individual employees or former employees.  The cash participation was adjusted to 4.5% of pre-tax earnings and continued to be distributed to employees following the close of the year. Effective in 1992, the law was amended to its present status.  The workers participation in pre-tax profits was set at 8%, with 100% payable in cash.  The equity participation component was eliminated from the law. In 1995, the Company offered to exchange new common shares of the Company for the labor shares issued under the prior Peruvian law.  Approximately 80.8% of the issued labor shares were exchanged for the Company’s common shares, greatly reducing the Minority interest on the Company’s balance sheet.  Since 1995, the Company has periodically purchased labor shares on the open market.  In 1998, labor shares were renamed “investment shares.”  At December 31, 2005, the investment share interest in the Company’s Peruvian Branch amounted to 0.71%.

As stated above, in April 1996, the Company was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of “labor shares” (now referred to as “investment shares”) of its Peruvian Branch plus dividends on such shares.  This amount corresponds to the total number of labor shares for the full Company workers, and the complaint is seeking to have such shares issued to the plaintiffs in proportional way to each in accordance with their time of work with the Company, plus dividends on such shares.  In December 1999, a civil court of first instance of Lima decided against the Company, ordering the delivery of the investment shares and dividends to the plaintiffs.  The Company appealed this decision in January 2000.  On October 10, 2000, the Superior Court of Lima affirmed the lower court’s decision, which had been adverse to the Company. On appeal by the Company, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court.  The lower court dismissed the lawsuit in January 2005.  The plaintiffs have appealed to the superior court.

The Company has not made a provision for this lawsuit because it believes that it has meritorious defenses to the claims asserted in the complaint.

Class actions

Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) late in December 2004 and early January 2005 relating to the acquisition of Minera Mexico by SCC.  On January 31, 2005, the three actions Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Copper Corporation, et al., Civil Action No. 978-N were consolidated into one action titled,  In re Southern Copper Corporation Shareholder Derivative Litigation, Consol. C. A. No. 961-N and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit.  The consolidated action purports to be brought on behalf of the Company’s common stockholders.

The consolidated complaint alleges, among other things, that the acquisition of Minera Mexico is the result of breaches of fiduciary duties by the Company’s directors and is not entirely fair to the Company and its minority stockholders.  The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to the Company and such other relief that the court deems equitable, including interest, attorneys’ and experts’ fees and costs.  The Company believes that this lawsuit is without merit and is vigorously defending itself against this action.

It is the opinion of the Company’s management that the outcome of the aforementioned legal proceeding will not have a material adverse effect on the Company’s financial position or results of operations on it or on its consolidated subsidiaries.

Mexican Operations

Ejido Land matter:

In July 1991, the Mexican agricultural community of Pilares de Nacozari Ejido, (“Ejido”), commenced an action in the first federal district court in Sonora, Mexico, against the Mexican Ministry of Agrarian Reform, (“the Ministry”).  The action alleged improper expropriation of approximately 1,500 hectares of land adjacent to the La Caridad mine in which certain of Mexcobre’s (a subsidiary of Minera Mexico) facilities are currently located.  Mexcobre was not named as a defendant in the action although it was included as an interested third party due to its ownership of the land.  Mexcobre bought the land in question in 1976 from the Banco Nacional de Obras y Servicios Públicos, which had previously acquired it as a beneficiary of the expropriation by the Ministry in 1973 and has alleged legal and physical impossibility of returning the land.

After two previous rulings stating that it is impossible to return the land as a means of restitution, a third and final ruling from the Mexican Appellate District Court instructed the district court judge to resolve the legal and material impossibility of returning the land as a means of restitution.  The district court judge ruled that it is only partially impossible to physically return the land and ruled that legal impossibility has not been proved.  Mexcobre has filed a complaint against this ruling.  This matter was finally settled amongst both parties, Ejido and Mexcobre, by entering and ratifying an agreement before the First Federal District Court in Hermosillo, Sonora, Mexico, on January 16, 2006, terminating the case.

Coremi Royalties:

When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Council of Mineral Resources, which is referred to as “Coremi”.  When the Mining Law came into effect in 1992, this obligation was terminated.  However, Coremi, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, did not concede that the royalty obligation to Coremi was terminated and, in 1995, Coremi initiated a series of legal actions that are still pending.  In August 2002, Coremi filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties since 1997.  Mexcobre answered and denied Coremi’s claims in October 2002 and currently is in the discovery stage (“etapa de ofrecimiento de pruebas”).  On December 21, 2005, an initial settlement was reached as follows; royalties for 2005 of $8.5 million were duly paid, as for the royalties from the third quarter of 1997 to the last quarter of 2004, a partial payment of $6.2 million was made on January 11, 2006, however, litigation will continue in order that a Court establishes if any additional amount is to be paid.  We estimate that the payment made on January 11 will cover said ruling by 100%.  The Company believes that any further payment related to this matter will not be material.

San Luis Potosí Facilities:

The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V., licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project “Villa Magna” is expected to be developed in the near future.

The “Villa Magna” residential project will be developed within an area that IMMSA’s approved Risk Analysis by SEMARNAT (the federal environmental authority) has secure as a safeguard and buffer zone due to the use by IMMSA of Anhydrous Ammonia Gas.

Based on the foregoing, IMMSA has initiated two different actions regarding this matter:

(1)                                  first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.A. to develop “Villa Magna” within the zinc plant’s safeguard and buffer zone; and

(2)                                  second, filed before SEMARNAT a request for a declaration of a safeguard and buffer zone surrounding IMMSA’s zinc plant.

These actions are awaiting final resolutions.  IMMSA believes that, should the outcome of the above mentioned legal proceedings be adverse to IMMSA’s interests, the construction of the “Villa Magna” housing and commercial development would not, in itself, affect the operations of IMMSA’s zinc plant.

In addition to the foregoing, IMMSA has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue IMMSA’s use of land permit in respect of its zinc plant.  The Municipality has refused to grant such license based on the argument that IMMSA has failed to submit, as part of the application process, a “manifestación de impacto ambiental” (environmental impact assessment).  IMMSA believes that the environmental impact assessment is not required because IMMSA will not undertake construction activities.  The trial judge has ordered the Municipality to continue the analysis of IMMSA’s request to issue the “licencia de uso de suelo” (use of land permit).  The municipality has refused to issue the land use permit.  IMMSA has filed a request for relief against such resolution to compel the court to issue the land use permit.

Tax contingency matters–

U.S. Internal Revenue Service - IRS

The Company is regularly audited by the federal, state and foreign tax authorities both in the United States and internationally.  These audits can result in proposed assessments.  In 2002, the Internal Revenue Service (IRS) has issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996.  In 2003, the Company settled these differences with the IRS and made a payment of $4.4 million, including interest.  Generally, the years 1994 through 1996 are now closed to further adjustment.

The IRS has completed the field audit work for all years preceding 2003 and currently is auditing only 2003.  During the audit of the tax years 1997 though 1999, the IRS questioned the Company’s accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment.  In the fourth quarter of 2003, the Company and the IRS had jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute.  In August 2005 the National Office of the IRS responded to the IRS field audit group’s request for technical advice.  The issuance of this technical advice memorandum (TAM) allowed the IRS to close the field audit work of the audit cycles 1997 through 1999 and 2000 through 2002.  The TAM accepts the position of the IRS field office and concludes that the Company is required to capitalize mining costs to its leach dumps based on the weight of material moved, without regard to metal content or recoverability.

On October 5, 2005 the Company filed a formal protest with the IRS to appeal the proposed changes with respect to the TAM conclusion, as well as other items of adjustment proposed by the IRS field audit group.  These other adjustments include the methodology of capitalizing interest, the determination of useful lives for depreciable property, the calculation of deductible and creditable Peruvian taxes and the established service fee between the Company and related parties.  The Company believes that the positions that it is reporting to the IRS are correct and appropriate.  The Company believes that it has substantial defenses to the proposed IRS adjustments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have a material adverse effect on its financial condition or results of operations.  The Company is awaiting notification from the IRS Appeals Office for the first scheduled appeals conference related to its protest.  Significant management judgment is required in determining the provision for tax contingencies.  The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. The Company does not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued therefore.

Peruvian Operations:

In Peru the “Superintendencia Nacional de Administración Tributaria” (SUNAT), the Peruvian Tax Administration, regularly audits the Company.  These audits can result in proposed assessments.

1)             In year 2002 the Company received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged the Company’s depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through 1999, and the deduction of certain exchange differences and interest expenses from 1997 through 1999.  The Company appealed these various assessments and resolution is still pending.

In February 2003, the Peruvian tax court confirmed SUNAT’s assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997.  Consequently, the Company recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT.  Therefore, in 2003 the Company recorded a charge to workers’ participation, included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings and income tax expense of $0.5 million and $4.4 million, respectively.  The Company, however, has not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deduction as it considers they are not applicable.  The status of the penalty appeals and other tax contingencies is as follows:

a)                          Year 1996:  With regard to the appeal of the penalty related to fiscal year 1996, the Company was required to issue a letter of credit to SUNAT of $3.4 million, which was issued in July 2003.  This deposit is recorded in other assets on the consolidated combined balance sheet.  The Peruvian tax court denied the Company’s appeal in February 2004.  Consequently, in April 2004, the Company filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru.  The Company was not required to issue a deposit for appeal of assessments and rulings with respect to any other years.  In September, 2005 the Superior Court declared the Company’s claim valid.  SUNAT has appealed this decision to the Supreme Court in Lima.

b)                         Year 1997:  With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002 the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null.  Consequently, SUNAT issued a new penalty in December 2003.  This penalty and penalties related to fiscal years 1998 and 1999 have been protested before SUNAT.  The Company’s appeal before the Peruvian tax court related to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997 was denied. In this regard, in May 2003, the Company filed a lawsuit before the superior court against SUNAT and the Peruvian tax court, seeking the reversal of the ruling of the tax court.  In July, 2005 the Superior Court remanded the case to SUNAT for a new pronouncement. SUNAT has appealed the courts decision to the Supreme Court in Lima.

c)                          SUNAT has not ruled on the interest deductions for 1998 or 1999.

d)                         The Company has not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999,

nor has the Company recorded any expense associated with the assessments for the years 2000 and 2001.

e)                          Years 1998 and 1999:  The Company’s appeal is still pending resolution by SUNAT.

In December 2004 and January 2005, the Company received assessments and penalties from SUNAT for the fiscal years 2000 and 2001, in which certain deductions taken by the Company were disallowed. SUNAT has objected to the Company’s method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years.  The Company has appealed these assessments and resolution is still pending.  The Company received penalties and assessments from SUNAT relating to the treatment of foreign exchange differences for 2000 and 2001, which the Company is contesting before SUNAT.

Mexican Operations

Labor matters–

In the last several years the Company has experienced a number of strikes or other labor disruptions that have had an adverse impact on its operations and operating results. For example, in Peru on August 31, 2004, unionized workers at the mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metal prices.  The strike was resolved in September 13, 2004. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre site went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, followed by the Mexicana de Cobre workers.  The strike lasted for six days at Mexicana de Cobre and nine days at Mexicana de Cananea.  In each case, the operations at the particular mine ceased until the strike was resolved.  The Company cannot make assurances that they will not experience strikes or other labor-related work stoppages in the future that could have a material adverse effect on its financial condition and results of operations.

Other legal matters–

The Company is involved in various other legal proceedings incidental to its operations, but the Company does not believe that decisions adverse to it in any such proceedings individually or in the aggregate would have a material adverse effect on its financial position and results of operations.

Our direct and indirect parent corporations, including AMC and Grupo México, have from time to time been named parties in various litigations involving Asarco.  In March 2003, AMC purchased its interest in SCC from Asarco.  In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with Asarco’s environmental liabilities and AMC’s then-proposed purchase of SCC from Asarco.  That action was settled pursuant to a Consent Decree dated February 2, 2003.  The consent decree is binding solely on the U.S. government.  In October 2004, AMC, Grupo México, Mexicana de Cobre and other parties, not including SCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC’s purchase of SCC from Asarco should be voided as a fraudulent conveyance.  While Grupo México and its affiliates believe that these claims are without merit, we cannot assure you that these or future claims, if successful, will not have an adverse effect on our parent corporations or us.  Any increase in the financial obligations of our parent corporations, as a result of matters related to Asarco or otherwise could, among other matters result in our parent corporations attempting to obtain increased dividends or other funding from us.  In 2005, certain subsidiaries of Asarco filed bankruptcy petitions in connection with alleged asbestos liabilities.  In July 2005, the unionized workers of Asarco commenced a work stoppage, which was settled in November 2005 with the extension of the existing contract for an additional thirteen month period until December 31, 2006. A further deterioration of the financial condition of Asarco could result in additional claims being filed against Grupo México and its subsidiaries, including SCC, Minera México or its subsidiaries.  As a result of various factors, including the above-mentioned work stoppage on August 9, 2005 Asarco filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code before the U.S. Bankruptcy Court of Corpus Christi, Texas. Asarco’s bankruptcy case is being joined with the bankruptcy cases of its subsidiaries.  Asarco is in continuing possession of its properties and is operating and managing its businesses as a debtor in possession.

Asarco believes that by utilizing the Chapter 11 process it can achieve an orderly restructuring of its business and finally resolve, among other contingencies, its environmental and asbestos claims.  However, it is impossible to predict how the bankruptcy court will ultimately rule with respect to such petitions and the impact such rulings will have on Asarco and its subsidiaries.

NOTE 14-STOCKHOLDERS’ EQUITY:

Merger adjustments–

Pursuant to U.S. GAAP, since both SCC and Minera Mexico are under common control for all the periods presented, the transfer of Minera Mexico to SCC has been reflected at the historical carrying value of Minera Mexico’s assets and liabilities in a manner similar to a pooling of interests.  The difference in the value of the newly issued 67,207,640 shares of SCC and the net carrying value of Minera Mexico has been recognized in equity as a reduction in additional paid-in capital. In addition, Minera Mexico’s historical common stock, treasury stock and additional paid in capital accounts were eliminated and classified within SCC’s additional paid-in capital. Minera Mexico’s retained earnings were carried forward as reported to be combined with retained earnings of SCC.  For the purpose of these financial statements, the issuing of 67,207,640 shares have been reflected as if they had been outstanding as of January 1, 2003.  Therefore, historical common stock and per share data presented herein differs from that previously reported by SCC on a stand-alone basis.

Common stock–

The Company had two classes of common shares outstanding. Class A common stockholders were entitled to five votes per share.  Common share stockholders are entitled to one vote per share.

In connection with the acquisition of Minera Mexico, the Company’s Class A common stock was converted into common stock and preferential voting rights were eliminated.  On June 9, 2005, Cerro Trading Company, Inc., SPC Investors L.L.C., Phelps Dodge Overseas Capital Corporation and Climax Molybdenum B.V., subsidiaries of two of SCC’s founding shareholder’s and affiliates, sold their equity holdings in SCC.

Stock Options:

The Company has two stockholder approved plans, a Stock Incentive Plan and a Director’s Stock Award Plan.  The Stock Incentive Plan provides for the granting of nonqualified or incentive stock options, as defined under the Internal Revenue Code of 1986, as amended, as well as for the award of restricted stock, stock appreciation rights and bonuses payable in stock.  The price at which options may be granted under the Stock Incentive Plan shall not be less than 100% of their fair market value of the common stock on the date of grant in the case of incentive stock options, or 50% in the case of other options.  In general, options are not exercisable for six months and expire after 10 years from the date of grant.

The authorized number of shares under the Stock Incentive Plan is 1,000,000 of which 300,000 may be awarded as restricted stock.  At December 31, 2005 and 2004, 645,060 shares are available for future grants under this plan.  There were no outstanding stock options under this plan at December 31, 2005 or 2004.

The Directors’ Stock Award Plan provides that directors who are not compensated as employees of the Company will be automatically awarded 200 shares of common stock upon election and 200 additional shares following each annual meeting of stockholders thereafter.  Under the directors’ plan, 100,000 shares have been reserved for awards.  At December 31 2005, 31,200 shares have been awarded under this plan.

NOTE 15-DERIVATIVE INSTRUMENTS:

The Company occasionally uses derivative instruments to manage its exposure to market risk from changes in commodity prices and interest rate risk exposure.  The Company does not enter into derivative contracts unless it anticipates a future activity that is likely to occur that will result in exposing the Company to market risk.

Copper swaps:

In 2005, the Company entered into copper swap contracts to protect the future sales of 662.6 million pounds of its 2005 copper production at a fixed copper price.  The Company recorded losses of $23.5 million related to these copper swap contracts during 2005.  These losses are recorded as a non-operating item in the consolidated combined statement of income.

At December 31, 2005, the Company did not hold any open copper swaps.

Interest rate swaps:

In October 2004, Minera Mexico and Citibank-Banamex entered into an interest rate swap agreement for a notional principal amount of $600 million.  Under this agreement, MM agreed to pay Banamex a fixed rate equivalent to 3.49% and, in exchange, Banamex agreed to pay a variable rate equivalent to 3-month LIBOR.  Payments under the interest rate swap are scheduled to match the interest payment dates of the $600 million Citibank credit facility.  Additionally, in April 2005, the Company entered into a contract to hedge interest rate exposure on $120 million of its $200 million Citibank credit facility.  Under this contract the Company pays fixed rate interest payments at 4.46% and receives a variable rate equivalent to three month LIBOR.  Payments under the interest rate swap are scheduled to match the interest payment dates of the $200 million credit facility.  Both of these loan facilities were repaid and the related swaps were terminated in July 2005.  As a result of these transactions the Company recorded losses of $2.7 million and $1.4 million in 2005 and 2004, respectively.

On July 19, 2005 the Company entered into a one day interest rate swap contract on $700 million of its $800 million notes issued.  Under this contract, the Company made fixed rate interest payments at 4.46% and received a variable rate equivalent to 5.375% of treasury bonds maturing on February 15, 2031.  As a result of this transaction, the Company recorded a gain of $3.9 million in 2005 in the consolidated combined statement of earnings for the cost of terminating this transaction.

The Company recorded net gains of $ 1.2 million and a loss of $1.4 million related to the interest swap transactions in 2005 and 2004, respectively.  These gains (losses) are recorded as loss on derivative instruments on the condensed consolidated combined statement of earnings.

At December 31, 2005, the Company did not hold any open interest rate swap contracts.

NOTE 16-FINANCIAL INSTRUMENTS:

For certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable (other than accounts receivable associated with provisionally priced sales) and accounts payable, the carrying amounts approximate fair value due to their short maturities.  Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments:

	As of December 31,
	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
Assets:
Accounts receivable associated with provisionally priced sales:
Copper	$7.8	$7.8	$185.9	$185.9
Molybdenum	$(39.2)	$(39.2)	$202.7	$202.7
Marketable securities	—	—	$45.3	$45.3

Liabilities:
Debt	$1,172.1	$1,189.4	$1,330.3	$1,343.1
Interest rate swaps	—	—	$2.6	$2.6

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Accounts receivable associated with provisionally priced sales: Fair value of copper is based on published forward prices and fair value of molybdenum is based on year-end market prices.

Marketable securities: Fair value is based on quoted market prices.

Long-term debt: Fair value is based on quoted market prices.

Interest rate swap: Fair value was calculated based on discounted expected future cash flows of interests to be received and paid.

NOTE 17-CONCENTRATION OF RISK:

The Company operates four copper open-pit mines, five underground poly metal mines, three smelters and eight refineries in Peru and Mexico and substantially all of its assets are located in these countries.  There can be no assurances that the Company’s operations and assets that are subject to the jurisdiction of the governments of Peru and Mexico will not be adversely affected by future actions of such governments.  Substantially all of the Company’s products are exported from Peru and México to customers principally in United States, Europe, Asia and South America.

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable.

The Company invests or maintains available cash with various banks, principally in the United States, Mexico, Europe and Peru, or in commercial paper of highly-rated companies.  As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions.  At December 31, 2005, SCC had invested 29.2% of its cash equivalents and marketable securities with Peruvian banks, of which 41.8% was invested with one institution.  Likewise, SCC invested 6.4% of its cash equivalent and marketable securities with Mexican banks, of which 3.29% were invested in one institution.

During the normal course of business, the Company provides credit to its customers.  Although the receivables resulting from these transactions are not collateralized, the Company has not experienced significant problems with the collection of receivables.

The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly-rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

The Company’s five largest trade receivable balances accounted for 40.9% and 33.7% and 26.5% of the trade accounts receivable at December 31, 2005, 2004 and 2003, respectively, of which one customer represented approximately 14.6%, 10.7% and 6.7%, respectively, of our trade accounts receivable.

NOTE 18-RELATED PARTY TRANSACTIONS:

Balances receivable and payable with affiliated companies and related parties are shown below (in millions):

	As of December 31,
	2005	2004
Affiliate receivable:
Grupo Mexico Servicios S.A. de C.V.	$2.6	$—
Grupo Mexico S.A. de C.V.	0.4	—
AMC	—	1.1
Cerro Wire & Cable Co.	—	8.5
Mexico Constructora Industrial, S.A. de C.V.	5.0	1.5
Intermodal Mexico, S.A. de C.V.	0.4	0.4
Ferrocarril Mexicano, S.A. de C.V.	0.4	—
Other	0.3	3.9
	$9.1	$15.4
Affiliate payable:
Grupo Mexico S.A. de C.V.	$2.5	$63.2
Ferrocarril Mexicano, S.A. de C.V.	3.0	3.3
Other	0.9	—
	$6.4	$66.5

The Company has entered into certain transactions in the ordinary course of business with parties that are controlling shareholders. These transactions include the lease of office space, air transportation, construction services and products and services relating to mining and refining. The Company lends and borrows funds among affiliates for acquisitions and other corporate purposes. These financial transactions bear interest.

Grupo México, the Company’s ultimate parent and the majority indirect stockholder of the Company and its affiliates, provides various services to the Company. In 2005, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. Grupo México is reimbursed for these support services. The total amount paid by the Company to Grupo México for such services in 2005, 2004 and 2003 was $13.8 million. The Company expects to continue to pay for these services going forward in an amount of $13.8 million per year.

The Company paid $0.5 million, $3.3 million and $3.4 million in 2005, 2004 and 2003, respectively, in interest expense related to borrowings from Grupo México.

The former holders of the Company’s Class A common stock until June 2005 and their affiliates purchase copper and other products from the Company from time to time at prices determined by reference to the LME and COMEX market price for copper and published prices for other products, if available.

The Company purchased metal products from ASARCO for $1.1 million, $1.0 million and $2.9 million in 2005, 2004 and 2003, respectively and sold products, principally sulfuric acid and silver to Asarco for $11.6 million, $13.0 million and $6.2 million in 2005,

2004 and 2003, respectively.

Sociedad Minera Cerro Verde, S.A., an affiliate of Phelps Dodge Overseas Corporation and Climax Molybdenum B.V., stockholders of the Company until June 2005, purchased $1.5 million, $3.7 million and $1.9 million of acid products from the Company in 2005 (through June), 2004 and 2003, respectively.

Cerro Wire and Cable LLC (“Cerro”), an affiliated company of one of the Company’s stockholders until June 2005, purchased $13.7 million and $70.2 million of copper products from the Company in 2005 and 2004 respectively. There were no such purchases by Cerro in 2003.

In 2003, the Company purchased from Asarco, a former stockholder of the Company and a subsidiary of Grupo México, used mining equipment. In compliance with Peruvian regulations related to used vehicles and mining equipment, the trucks and mining equipment were independently appraised at fair market value at the time of purchase for $10 million. Additionally in 2003, the Company purchased from Asarco mineral exploration properties in Chile, at a cost of $3.7 million. The Company used an independent appraisal firm to determine the purchase price.

On January 15, 2004, the Company entered into a tolling agreement with Asarco.  Under terms of the agreement, in the first quarter of 2004 the Company, through its wholly owned US subsidiary, Southern Peru Limited (“SPL”), commenced delivering to Asarco, at its Amarillo, Texas refinery, copper cathodes for conversion into copper rods, which the Company sells to customers in the United States.  The Company delivered 29,000 tons and 77,000 tons of copper during 2005 and 2004, respectively to the Asarco refinery.  On July 8, 2005 Asarco declared Force Majeure, notifying SPL that because of a strike at their facilities, they would be unable to accept shipments from the Company.  Accordingly, deliveries to the refinery were suspended and the Company has redirected the copper otherwise intended for delivery to the refinery to other customers.  At December 31, 2005 the Company did not have copper at the Asarco refinery.  The Company paid Asarco a tolling charge upon its receipt of copper rods.  These charges, $1.6 million in 2005 and $3.8 million in 2004, are based on competitive market terms.  Through June 9 2005 the Company sold a portion of the copper treated by Asarco, approximately $13.7 million, to the Marmon Group – Cerro Wire, a stockholder of the Company until June 9, 2005 and sold $70.2 million to Cerro, in 2004.  At December 31, 2004 there was $8.5 million in affiliates accounts receivable related to SPL’s sales to Cerro.

In addition to the charges noted above, the Company paid Asarco $4.9 million and $9.9 million in 2004 and 2003, respectively, for refining and other services.

The Company contracted an aggregate of approximately $3.2 million and $1.2 million in 2004 and 2003, respectively, for shipping services to and from Peru by Compañía Sud-Americana de Vapores S.A. (“CSAV”), and a subsidiary company. CSAV is a company indirectly controlled by Quemchi, S.A. Mr. Jaime Claro, a director of SCC during 2003 and the first half of 2004, is chairman of Quemchi S.A.

The Company purchased $0.4 million and $1.3 million in 2004 and 2003, respectively, of industrial materials from Higher Technology Solutions S.A. (“Higher Tec”), a Peruvian corporation and a related company. Mr. Carlos González, a son of SCC’s President and Chief Executive Officer, is an investor in Higher Tec and the owner of the related company. Additionally, in 2005 the company purchased $3.3 million and $0.7 million and in 2004 $1.1 million and $0.7 million of industrial material from Higher Technology S.A.C. and Servicios y Fabricaciones Mecánicas S.A.C., respectively. Mr. Carlos González is the principal owner of these companies. In addition, the Company purchased $0.2 million, $0.4 million and $0.2 million, in 2005, 2004 and 2003, respectively, of industrial materials from Société Française des Bandes Transporteuses, a French corporation. Mr. Alejandro González, a son of SCC’s President and Chief Executive Officer, is a sales representative with this company.

The Company’s Mexican operations paid fees of $21.0 million, $19.3 million and $13.8 million in 2005, 2004 and 2003, respectively, primarily for freight services provided by Ferrocarril Mexicano, S.A. de C.V., an indirect subsidiary of Grupo México.

In addition, the Company’s Mexican operations paid fees of $29.7 million and $0.4 million in 2005 and 2004, respectively, for construction services provided by Mexico Constructora Industrial S.A. de C.V., an indirect subsidiary of Grupo Mexico.  At December 31, 2005 the Company had a balance due of $5.0 million for advances provided to the company.

The Larrea family controls a majority of the capital stock of Grupo México, and has extensive interests in other businesses, including oil drilling services, construction and real estate. The Company engages in certain transactions in the ordinary course of business with other entities controlled by the family relating to mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately $3.7 million in 2005, $6.1 million in 2004 and $8.4 million in 2003.

See also the disclosure on the acquisition of Minera Mexico on page A-54.

It is anticipated that in the future the Company will enter into similar transactions with the same parties.

NOTE 19-SEGMENT AND RELATED INFORMATION:

Southern Copper operates in a single industry, namely mining copper.  Prior to the April 1, 2005 acquisition of Minera Mexico, the Company determined that its operations in Peru fell within one segment.  With the acquisition of Minera Mexico the Company continues to operate principally in one industry, the mining of copper.  However, because of the demands of managing operations in two countries, effective April 1, 2005, Company management views the new Southern Peru as having three operating segments and manages on the basis of these segments.  Additionally, in mining copper the Company produces a number of metal byproducts, most important of which are molybdenum, silver and zinc.  The significant increase in the price of molybdenum over the past three years has had an important impact on the Company’s earnings.  Nevertheless, the Company continues to manage its operations on the basis of the three copper segments.  Added to the segment information is information regarding the Company’s molybdenum sales.  The segments identified by the Company are:

1.               Peruvian operations, which includes the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines.

2.               Mexican open pit operations, which includes La Caridad and Cananea mine complexes and the smelting and refining plants and support facilities which service both mines.

3.               Mexican underground mining operations, which includes five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and copper.  This group is identified as the IMMSA Unit.

The Chief Operating Officer of the Company focuses on operating income and on total assets as measures of performance to evaluate different segments and to make decisions to allocate resources to the reported segments.  These are common measures in the mining industry.

Financial information relating to Company’s segments is as follows:

	Year Ended, December 31, 2005
	(in millions)
	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Combined

Net sales outside of segments	$1,678.7	$261.8	$2,172.1	$—	$4,112.6
Intersegment sales	90.9	186.9	7.8	(285.6)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	836.6	330.8	756.0	(288.0)	1,635.4
Exploration	3.8	6.1	12.9	1.6	24.4
Depreciation, amortization and depletion	176.7	24.0	76.5		277.2
Selling, general and administrative expenses	37.1	19.4	34.0	(9.4)	81.1
Operating Income	$715.4	$68.4	$1,300.5	$10.2	$2,094.5

Less:
Interest, net					(55.6)
Loss (gain) on derivative instruments					(22.3)
Loss on debt prepayment					(10.6)
Other income (expense)					(3.7)
Taxes on income					(589.7)
Minority interest					(12.5)
Net Earnings					$1,400.1

Capital expenditures	$104.5	$44.2	$321.9	$—	$470.6
Property, net	$1,559.3	$270.1	$1,468.7	$28.0	$3,326.1
Total Assets	$2,538.3	$518.9	$3,333.6	$(703.2)	$5,687.6

	Year Ended, December 31, 2004
	(in millions)
	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Combined

Net sales outside of segments	$1,189.3	$191.5	$1,715.9	$—	$3,096.7
Intersegment sales	0.4	125.6	—	(126.0)	—
Cost of sales (exclusive of depreciation, Amortization and depletion)	548.2	231.1	672.2	(117.2)	1,334.3
Exploration	2.5	4.1	9.0	—	15.6
Depreciation, amortization and depletion	91.0	22.3	77.7	1.6	192.6
Selling, general and administrative expenses	24.2	15.4	29.9	2.3	71.8
Operating Income	$523.8	$44.2	$927.1	$(12.7)	$1,482.4

Less:
Interest, net					(87.5)
Gain on disposal of properties					53.5
Loss on derivative instruments					(1.4)
Loss on debt prepayment					(16.5)
Other income (expense)					(9.7)
Taxes on income					(433.7)
Minority interest					(4.7)
Net Earnings					$982.4

Capital expenditures	$41.4	$15.2	$171.7	$—	$228.3
Property, net	$1,574.1	$257.1	$1,217.5	$19.8	$3,068.5
Total Assets	$3,297.8	$598.4	$2,597.1	$(1,174.1)	$5,319.2

	Year Ended, December 31, 2003
	(in millions)
	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other Eliminations	Total Combined

Net sales outside of Segments	$638.2	$143.4	$795.0	$—	$1,576.6
Intersegment sales	11.1	87.5	3.4	(102.0)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	448.0	181.1	468.5	(105.2)	992.4
Exploration	1.3	4.3	12.3	—	17.9
Depreciation, amortization and depletion	80.2	22.8	73.6	0.5	177.1
Selling, general and administrative expenses	19.1	10.7	27.2	6.5	63.5
Operating Income	$100.7	$12.0	$216.8	$(3.8)	$325.7

Less:
Interest, net					(106.3)
Loss on debt prepayment					(5.8)
Other income (expense)					(4.2)
Taxes on income					(120.1)
Minority interest					(4.3)
Cumulative effect of change in accounting principle, net of income tax					(1.5)
Net Earnings					$83.5

Capital expenditures	$8.8	$6.3	$49.8	$—	$64.9
Property, net	$1,602.8	$282.9	$1,118.2	$36.8	$3,040.7
Total Assets	$2,693.5	$533.4	$1,930.8	$(666.7)	$4,491.0

Sales value per segment:

	Year Ended, December 31, 2005
(in millions)	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Elimination	Total Combined

Copper	$1,321.6	$134.2	$1,479.7	$(196.5)	$2,739.0
Molybdenum	271.0	—	655.5	—	926.5
Other	177.0	314.5	44.7	(89.1)	447.1
Total	$1,769.6	$448.7	$2,179.9	$(285.6)	$4,112.6

	Year Ended, December 31, 2004
(in millions)	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Elimination	Total Combined

Copper	$908.0	$67.9	$1,177.3	$(44.3)	$2,108.9
Molybdenum	151.8	—	495.6	—	647.4
Other	129.9	249.2	43.0	(81.7)	340.4
Total	$1,189.7	$317.1	$1,715.9	$(126.0)	$3,096.7

	Year Ended, December 31, 2003
(in millions)	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Elimination	Total Combined

Copper	$514.8	$34.3	$664.4	$(33.0)	$1,180.5
Molybdenum	38.2	—	104.9	—	143.1
Other	96.3	196.6	29.1	(69.0)	253.0
Total	$649.3	$230.9	$798.4	$(102.0)	$1,576.6

NET SALES AND GEOGRAPHICAL INFORMATION:

Net sales to respective countries were as follows:

	Year ended December 31,
(in millions)	2005	2004	2003
United States	$1,394	$1,106	$557
Europe	824	673	344
Mexico	931	630	387
Peru	72	44	1
Latin America, excluding Mexico and Peru	672	468	151
Australia	3	—	—
Asia	217	176	137
Total	$4,113	$3,097	$1,577

At December 31, 2005, the Company has recorded provisionally priced sales of 163.7 million pounds of copper, at a forward average price of $2.04 per pound. Also, the Company has recorded provisionally priced sales of 6.1 million pounds of molybdenum at the year-end market price of $25.00 per pound. These sales are subject to final pricing based on the average monthly LME and COMEX copper prices and Dealer Oxide molybdenum prices in the future month of settlement.

Following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2005:

Pounds of copper	Priced at	Month of settlement
(millions)
78.5	2.09890	January 2006
24.5	2.05994	February 2006
8.1	2.00987	March 2006
8.7	1.97721	April 2006
18.6	1.95939	May 2006
23.1	1.91915	June 2006
2.2	1.89284	July 2006
163.7	2,03821	January 2006 to July 2006

Pounds of molybdenum	Market price	Month of settlement
(millions)
1.7	25.00000	January 2006
3.0	25.00000	February 2006
1.4	25.00000	March 2006
6.1	25.00000	January 2006 to March 2006

Provisional sales price adjustments included in accounts receivable and net sales were as follows at December 31 (in millions):

	As of December 31,
	2005	2004
Copper	$7.9	$15.9
Molybdenum	(39.2)	69.2
Total	$(31.3)	$85.1

Management believes that the final pricing of these sales will not have a material effect on the Company’s financial position or results of operations.

The following are the significant outstanding long-term contracts:

Under the terms of a forward sales contract with Union Minière, as amended, November 12, 2003, the Company is required to supply Union Minière, through its agent, S.A. SOGEM N.V., with 18,000 tons of blister copper annually for a five-year period from January 1, 2004 through December 31, 2008 and 13,800 tons of blister during 2009.  The price of the copper contained in blister supplied under the contract is determined based on the LME monthly average settlement price, less a refining allowance, which is negotiated annually.

Under the terms of a sales contract with Mitsui & Co. Ltd. (“Mitsui”), the Company is required to supply Mitsui with 48,000 tons of copper cathodes annually for a fifteen-year period through December 31, 2013.  If the shipment destination is Asia, the pricing of the cathodes is based upon the LME monthly average settlement price.  However, if the destination of shipments is the United States, the pricing of the cathodes is based upon the COMEX monthly average settlement price plus a producer premium, which is agreed upon annually based on world market terms.  90,000 tons related to a prior contract (period 1994-2000) will be supplied as follows: 48,000 in 2014 and 42,000 in 2015.

NOTE 20-QUARTERLY DATA (unaudited)

(in millions, except per share data)

	2005					2004
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
Net sales	$946.1	$958.0	$1,030.2	$1,178.3	$4,112.6	$602.5	$722.2	$739.6	$1,032.4	$3,096.7
Operating Income	$471.6	$448.5	$545.8	$628.6	$2,094.5	$272.1	$342.1	$322.5	$545.7	$1,482.4
Net earnings	$298.4	$311.9	$369.4	$420.4	$1,400.1	$167.5	$231.0	$216.8	$367.1	$982.4
Net earnings per share:
Basic and diluted	$2.03	$2.12	$2.51	$2.85	$9.51	$1.14	$1.57	$1.47	$2.49	$6.67

Dividend per share	$0.68	$2.38	$1.04	$1.70	$5.80	$0.15	$0.29	$0.41	$0.45	$1.30

OTHER COMPANY INFORMATION:

ANNUAL MEETING

The annual stockholders meeting of Southern Copper Corporation will be held on Thursday, April 27, 2006 at 17:00hrs, Mexico City time, at Avenida Baja California No. 200, Fifth Floor, Colonia Roma Sur, Mexico City, Mexico.

TRANSFER AGENT, REGISTRAR AND STOCKHOLDERS SERVICES

The Bank of New York

101 Barclay Street

New York, NY, 10286

Phone: (800) 524-4458

DIVIDEND REINVESTMENT PROGRAM

SCC stockholders can have their dividends automatically reinvested in SCC common shares.  SCC pays all administrative and brokerage fees.  This plan is administered by The Bank of New York.  For more information, contact The Bank of New York at (800)524-4458.

STOCK EXCHANGE LISTING

The principal markets for SCC’s Common Stock are the NYSE and the Lima Stock Exchange.  SCC’s Common Stock symbol is PCU on both the NYSE and the Lima Stock Exchange.

OTHER SECURITIES

The Branch in Peru has issued, in accordance with Peruvian Law, “investment shares” (formerly named labor shares) that are quoted on the Lima Stock Exchange under symbols S-1 and S-2.  Transfer Agent, registrar and stockholders services are provided by Banco de Credito del Peru, Avenida Centenario 156, La Molina, Lima 12, Peru.

Telephone (511) 348-5999, Fax (511)349-0592.

OTHER CORPORATE INFORMATION

For other information on the Company or to obtain, free of charge, additional copies of the Annual Report on Form 10-K, contact the Investor Relations Department at:

2575 E. Camelback Rd. Suite 500, Phoenix, Az.85016, USA

Telephone: (602)977-6595

SOUTHERN COPPER CORPORATION

2575 E. Camelback Rd. Suite 500, Phoenix, Az.85016, USA

Telephone: (602)977-6595, Fax: (602)977-6700

NYSE Symbol: PCU

Avenida Caminos del Inca 171, Chacarilla del Estanque, Santiago de Surco, Lima 33- Peru

Lima Stock Exchange Symbol: PCU

Web Page:  www.southerncoppercorp.com

Email address: spcc@southerncopper.com.pe

CERTIFICATION REQUIRED BY THE NEW YORK STOCK EXCHANGE

The Company has filed with the New York Stock Exchange (“NYSE”) the 2005 certification that the Chief Executive Officer is unaware of any violation of the corporate governance standards of the NYSE.  The Company has also filed with the Securities and Exchange Commission (“SEC”) the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002, as exhibits to the 2004 Annual Report on Form 10-K.  The Company anticipates filing, on a timely basis, the 2006 NYSE certification and is filing the Section 302 certifications as exhibits to this Annual Report on Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Mexico D.F. March 13, 2006

To the Board of Directors and Shareholders of Southern Copper Corporation:

We have completed integrated audits of Southern Copper Corporation’s and its subsidiaries 2005 and 2004 consolidated combined financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its 2003 consolidated combined financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Our opinions, based on our audits, are presented below.

Consolidated combined financial statements

In our opinion, the accompanying consolidated combined balance sheets and the related consolidated combined statements of earnings, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Southern Copper Corporation's and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in Management’s report on internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.

Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.  We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9.A.  Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2005, the Company carried out an evaluation, under the supervision and with the participation of the Company’s Disclosure Committee and the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the quarter ended December 31, 2005 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company.  Under the supervision and with the participation of management, including the Company’s principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission.  Based on the evaluation made under this framework, management concluded that as of December 31, 2005 such internal control over financial reporting is effective.

Because of its inherent limitations, internal control over financial reporting, may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9.B.  Other Information

None.

PART III

Items 10, 11, 12, 13, and 14

Reference is made to the Section captioned “Executive Officers of the Registrant” on pages A-47 to A-48.  Information in response to the disclosure requirements specified by Part III, Items 10, 11, 12, 13, and 14 will be included in a definitive proxy statement, which will be filed pursuant to Regulation 14A of the 1934 Securities Exchange Act, as amended, prior to April 27, 2006 or will be provided by amendment to this Form 10-K, also to be filed no later than April 30, 2006.

The information contained in such definitive proxy statement is incorporated herein by reference.

PART IV

Item 15.  Exhibits, Financial Statement Schedules and Reports on Form 8-K

(A) The following documents are filed as part of this report:

1.                               Financial Statements

The following financial statements of Southern Copper Corporation and its subsidiaries are included at the indicated pages of the document as stated below:

Consolidated Combined Statement of Earnings for the years ended December 31, 2005, 2004 and 2003
Consolidated Combined Balance Sheet at December 31, 2005 and 2004
Consolidated Combined Statement of Cash Flows for the years ended December 31, 2005, 2004 and 2003
Consolidated Combined Statement of Changes in Stockholders’ Equity for the years ended December 31, 2005, 2004 and 2003
Notes to the Consolidated Combined Financial Statements
Reports of Independent Registered Public Accounting Firm

2.                               Exhibits

3.1	Amended and Restated Certificate of Incorporation, filed on October 11, 2005

3.2	By-Laws, as last amended on February 3, 1998

4.1	Registration Rights Agreement, dated as of July 27, 2005, by and between Southern Copper Corporation, Citigroup Global Markets Inc. and UBS Securities LLC

4.2	Indenture governing U.S.$200,000,000 6.375% Notes due 2015, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A.

4.3	Indenture governing U.S.$600,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A.

4.4	Form of 6.375% Note (included in Exhibit 4.2)

4.5	Form of New 7.500% Note (included in Exhibit 4.3)

10.1	Tax Stability Agreement, dated August 8, 1994, between the Government of Peru and the Company regarding SX/EW facility (and English translation)

10.2	Incentive Compensation Plan of the Company

10.3	Stock Incentive Plan of the Company

10.4	Form of Directors Stock Award Plan of the Company

10.5	Service Agreement entered into by the Company with a subsidiary of Grupo Mexico S.A. de C.V., assigned upon the same terms and conditions to Grupo Mexico S.A. de C.V. in February 2004

10.6	Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company,

Inc., Americas Mining Corporation and Minera México S.A. de C.V.

14	Code of Business Conduct and Ethics adopted by the Board of Directors on May 8, 2003 and amended by the Board of Directors on October 21, 2004

21.1	Subsidiaries of the Company

23.1	Consent of Registered Public Accounting Firm (PricewaterhouseCoopers S.C.)

31.1	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002

31.2	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8328

32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8328

The exhibits listed as 10.2 through 10.6 above are the management contracts or compensatory plans or arrangements required to be filed pursuant to Item 15(c) of Form 10-K.

Schedule II

Valuation and Qualifying Accounts and Reserves

(in millions)

	Additions
	Balance at beginning of period	Charged to costs and expenses	Other	Deduction	Balance at end of period
Reserve deducted in balance sheet to which applicable:
Accounts Receivable:
December 31, 2005	8.3	0.4	—	3.1	5.6
December 31, 2004	8.2	0.9	—	0.8	8.3
December 31, 2003	7.4	2.2	—	1.4	8.2

Supplies:
December 31, 2005	21.5	3.3		1.4	23.4
December 31, 2004	9.5	12.7	—	0.7	21.5
December 31, 2003	7.8	2.2	—	0.5	9.5

Deferred Tax Assets:
December 31, 2005	33.4	47.8	—	—	81.2
December 31, 2004	87.2	—	—	53.8	33.4
December 31, 2003	140.9	—	—	53.7	87.2

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused his Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN COPPER CORPORATION
(Registrant)

By:	/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

Date:  March 6, 2006

Pursuant to requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ German Larrea Mota-Velasco	Chairman of the Board, and Director
German Larrea Mota-Velasco

/s/ Oscar Gonzalez Rocha	President, Chief Executive Officer and Director
Oscar Gonzalez Rocha

/s/ J. Eduardo Gonzalez	Vice President, Finance, Chief Financial Officer and Director
J. Eduardo Gonzalez	(principal financial officer)

/s/ Jose N. Chirinos Fano	Comptroller (principal accounting officer)
Jose N. Chirinos Fano

DIRECTORS

/s/ German Larrea Mota-Velasco	/s/ Genaro Larrea Mota-Velasco
German Larrea Mota-Velasco	Genaro Larrea Mota-Velasco

/s/ Emilio Carrillo Gamboa	/s/ Armando Ortega Gomez
Emilio Carrillo Gamboa	Armando Ortega Gomez

/s/ Jaime Collazo Gonzalez	/s/ L. Miguel Palomino Bonilla
Jaime Collazo Gonzalez	L. Miguel Palomino Bonilla

/s/ Xavier Garcia de Quevedo	/s/ Gilberto Perezalonso Cifuentes
Xavier Garcia de Quevedo	Gilberto Perezalonso Cifuentes

/s/ J. Eduardo Gonzales	/s/ Juan Rebolledo Gout
J. Eduardo Gonzalez	Juan Rebolledo Gout

/s/ Oscar Gonzalez Rocha	/s/ Carlos Ruiz Sacristan
Oscar Gonzalez Rocha	Carlos Ruiz Sacristan

/s/ Harold S. Handelsman
Harold S. Handelsman

Date:  March 6, 2006

Southern Copper Corporation

Exhibit Index

Sequential Exhibit Number	Document Description	Page Number

3.1

Amended and Restated Certificate of Incorporation, filed on October 11, 2005. (Filed as Exhibit 3.1 to the Company’s 2005 3rd quarter Quarterly Report on Form 10-Q and incorporated herein by reference)

3.2	By-Laws, as last amended on February 3, 1998 (Filed as Exhibit 3.6 to the Company’s 1997 Annual Report on Form 10-K and incorporated herein by reference)

4.1

Registration Rights Agreement, dated as of July 27, 2005, by and between Southern Copper Corporation, Citigroup Global Markets Inc. and UBS Securities LLC (Filed as Exhibit 4.1 to Registration Statement on Form S-4, File No. 33-129287 filed on October 28, 2005 and incorporated herein by reference)

4.2

Indenture governing U.S.$200,000,000 6.375% Notes due 2015, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (incorporated by reference to Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on August 1, 2005)

4.3

Indenture governing U.S.$600,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (incorporated by reference to Exhibit 4.2 to the company’s Current Report on Form 8-K, filed on August 1, 2005)

4.4	Form of 6.375% Note (included in exhibit 4.2)

4.5	Form of New 7.500% Note (included in Exhibit 4.3)

10.1

Tax Stability Agreement, dated August 8, 1994, between the Government of Peru and the Company regarding SX/EW facility (and English translation) (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-4, as amended by Amendments No. 1 and 2 thereto, File No. 33-97790)

10.2	Incentive Compensation Plan of the Company (Filed as Exhibit 10.11 to the Company’s Form S-4 and incorporated herein by reference)

10.3	Stock Incentive Plan of the Company (Filed as an Exhibit to the Company’s Registration Statement on Form S-8 dated March 25, 1996 (Registration No. 333-2736) and incorporated herein by reference)

10.4	Form of Directors Stock Award Plan of the Company (filed herewith)

10.5	Service Agreement entered into by the Company with a subsidiary of Grupo Mexico S.A. de C.V., assigned upon the same terms and conditions to Grupo Mexico S.A. de C.V. in February 2004 (Filed

as Exhibit 10.10 to the Company’s 2002 Annual Report on Form 10-K and incorporated herein by reference)

10.6

Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera México S.A. de C.V. (Filed as an exhibit to Form 8-K filed on October 22, 2004 and incorporated herein by reference)

14.

Code of Business Conduct and Ethics adopted by the Board of Directors on May 8, 2003 and amended on October 21, 2004 (Filed as Exhibit 14 to the Company’s Current Report on Form 8-K dated October 22, 2004 and incorporated herein by reference)

21.1	Subsidiaries of the Company (filed herewith)

23.1	Consent of Registered Public Accounting Firm (PricewaterhouseCoopers) (filed herewith)

31.1	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

31.2	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8238 (filed herewith)

32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8238 (filed herewith)

Annex C: 2005 Form 10-Q

C-1

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

2006

First Quarter

FORM 10-Q

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For Quarter Ended March 31, 2006	Commission file number 1-14066

SOUTHERN COPPER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	13-3849074
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

2575 East Camelback Rd. Phoenix, AZ	85016
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code	(602) 977-6595

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act).                          Yes ☐   No ☒

As of April 30, 2006 there were outstanding 147,228,025 shares of Southern Copper Corporation common stock, par value $0.01 per share.

Southern Copper Corporation

INDEX TO FORM 10-Q

Part I. Financial Information:

Item 1.	Condensed Consolidated Combined Financial Statements (unaudited)

Condensed Consolidated Combined Statement of Earnings three months ended March 31, 2006 and 2005

Condensed Consolidated Balance Sheet March 31, 2006 and December 31, 2005

Condensed Consolidated Combined Statement of Cash Flows three months ended March 31, 2006 and 2005

Notes to Condensed Consolidated Combined Financial Statements

Item 1a.	Risk factors

Items 2 and 3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 4.	Controls and Procedures

Report of Independent Registered Public Accounting Firm

Part II. Other Information:

Item 1.	Legal Procedures

Item 6.	Exhibits

Signatures

Exhibit 15	- Independent Registered Public Accounting Firm Awareness Letter

Exhibit 31.1	- Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2	- Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1	- Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2	- Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

2

Part I – FINANCIAL INFORMATION

Item 1. Condensed Consolidated Combined Financial Statements

Southern Copper Corporation

CONDENSED CONSOLIDATED COMBINED STATEMENT OF EARNINGS

(Unaudited)

	3 Months Ended March 31,
	2006	2005
	(in thousands)

Net sales:
Non affiliates	$1,121,291	$924,085
Affiliates	—	21,990
Total net sales	1,121,291	946,075

Operating costs and expenses:
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	406,944	389,570
Selling, general and administrative	24,016	18,598
Depreciation, amortization and depletion	53,103	60,967
Exploration	4,573	5,347
Total operating costs and expenses	488,636	474,482

Operating income	632,655	471,593

Interest expense	(22,907)	(26,998)
Capitalized interest	5,095	3,991
Loss on derivative instruments	—	(7,276)
Loss on debt prepayments	—	(1,690)
Other income (expense)	(978)	835
Interest income	9,305	5,452
Earnings before taxes on income and minority interest	623,170	445,907

Taxes on income	199,872	146,121
Minority interest	1,723	1,425

Net earnings	$421,575	$298,361

Per common share amounts:
Net earnings basic and diluted	$2.86	$2.03
Dividends paid	$2.75	$0.68
Weighted average common shares outstanding (Basic)	147,228	147,226
Weighted average common shares outstanding (Diluted)	147,228	147,226

The accompanying notes are an integral part of these condensed consolidated combined financial statements.

3

Southern Copper Corporation

CONDENSED CONSOLIDATED BALANCE SHEET

(Unaudited)

	March 31,	December 31,
	2006	2005
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$775,627	$876,003
Accounts receivable trade:
Non affiliates	325,224	342,412
Affiliates	5,234	9,099
Accounts receivable – other	29,332	34,949
Inventories	436,148	395,845
Deferred income tax – current portion	4,292	5,248
Prepaid and other current assets	63,252	50,798
Total current assets	1,639,109	1,714,354

Property, net	3,414,357	3,326,126
Capitalized mine stripping, net	—	289,369
Leachable material, net	199,612	210,118
Intangible assets, net	120,157	120,861
Other assets, net	42,369	26,746
Total Assets	$5,415,604	$5,687,574

LIABILITIES
Current liabilities:
Current portion of long-term debt	$10,000	$10,000
Accounts payable	210,180	284,977
Accrued income taxes	322,875	275,763
Due to affiliated companies	7,378	6,355
Deferred income taxes	8,369	—
Accrued workers’ participation	138,541	195,552
Other accrued liabilities	98,378	22,985
Total current liabilities	795,721	795,632

Long-term debt	1,162,135	1,162,065
Deferred income taxes	181,267	259,089
Other liabilities	90,317	120,795
Asset retirement obligation	11,461	11,221
Total non-current liabilities	1,445,180	1,553,170

Commitments and Contingencies (Note I)

MINORITY INTEREST	11,516	12,695

STOCKHOLDERS’ EQUITY
Common stock	1,474	1,474
Additional paid-in capital	773,580	774,168
Retaining earnings	2,484,368	2,648,359
Other accumulative comprehensive loss	(11,989)	(13,090)
Treasury stock	(84,246)	(84,834)
Total Stockholders’ Equity	3,163,187	3,326,077

Total Liabilities, Minority Interest and Stockholders’ Equity	$5,415,604	$5,687,574

The accompanying notes are an integral part of these condensed consolidated combined financial statements.

4

Southern Copper Corporation

CONDENSED CONSOLIDATED COMBINED STATEMENT OF CASH FLOWS

(Unaudited)

	3 Months Ended March 31,
	2006	2005
	(in thousands)

OPERATING ACTIVITIES

Net earnings	$421,575	$298,361
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, amortization and depletion	53,103	60,967
Capitalized mine stripping and leachable material	—	(24,623)
Remeasurement loss	572	326
Provision for deferred income taxes	19,712	5,087
Loss on derivative instruments	—	7,276
Loss on debt prepayments	—	2,153
Minority interest	1,723	1,425

Cash provided from (used for) operating assets and liabilities:
Accounts receivable	24,364	59,742
Inventories	(40,303)	(1,166)
Accounts payable and accrued liabilities	(78,820)	(67,600)
Other operating assets and liabilities	35,801	10,542
Net cash provided from operating activities	437,727	352,490

INVESTING ACTIVITIES
Capital expenditures	(143,117)	(75,261)
Purchase of marketable securities	—	(74,339)
Sales of marketable securities	—	45,267
Other	(1,811)	(723)
Net cash used for investing activities	(144,928)	(105,056)

FINANCING ACTIVITIES
Debt repaid	—	(289,043)
Debt incurred	—	170,000
Dividends paid to common stockholders	(404,877)	(100,000)
Distributions to minority interest	(2,985)	(780)
Other	588	—
Net cash used for financing activities	(407,274)	(219,823)

Effect of exchange rate changes on cash and cash equivalents	14,099	(3,323)

(Decrease) increase in cash and cash equivalents	(100,376)	24,288
Cash and cash equivalents, at beginning of period	876,003	710,707

Cash and cash equivalents, at end of period	$775,627	$734,995

Supplemental disclosure of cash flow information, cash paid during the period for:
Interest	$19,304	$31,530
Income taxes	$245,313	$262,406

The accompanying notes are an integral part of these condensed consolidated combined financial statements.

5

Southern Copper Corporation

NOTES TO CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS

(Unaudited)

A.           In the opinion of Southern Copper Corporation, (the “Company”, “Southern Copper” or “SCC”), the accompanying unaudited  condensed consolidated combined financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the Company’s financial position as of March 31, 2006 and the results of operations and cash flows for the three months ended March 31 2006 and 2005. The condensed consolidated combined financial statements for the three month periods ended March 31, 2006 and 2005 have been subjected to a review by PricewaterhouseCoopers, the Company’s independent registered public accounting firm, whose report dated May 2, 2006, is presented on page 35. The results of operations for the three months ended March 31, 2006 and 2005 are not necessarily indicative of the results to be expected for the full year. The December 31, 2005 balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The accompanying condensed consolidated combined financial statements should be read in conjunction with the consolidated financial statements at December 31, 2005 and notes included in the Company’s 2005 annual report on Form 10-K/A Amendment No. 1.

The Company has reclassified from additional paid-in capital to treasury stock the carrying value of its investment in shares held by one of its Mexican subsidiaries in its controlling shareholder, Grupo Mexico. At March 31, 2006 and December 31, 2005, the carrying amount was $80 million.

B.             Change in Accounting Principle – Capitalized Mine Stripping

At the March 17, 2005 meeting of the Emerging Issues Task Force (EITF), the EITF reached a consensus that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced (extracted) during the period that the stripping costs are incurred. The EITF noted that the consensus does not address the accounting for stripping costs incurred during the pre-production phase of a mine. The consensus with respect to this issue was ratified by the FASB on March 30, 2005, and is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted.

On January 1, 2006 the Company adopted this consensus by reversing $289.4 million of net cumulative capitalized stripping cost as of December 31, 2005 and recording a net charge of $181.3 million to retained earnings after recognition of workers’ participation and tax benefit of $108.1 million.

C.             Inventories were as follows:

(in millions)	March 31, 2006	December 31, 2005
Metals at lower of average cost or market:
Finished goods	$82.2	$106.9
Work-in-process	194.3	135.4
Supplies at average cost	159.6	153.5
Total inventories	$436.1	$395.8

6

D.            Income Taxes:

The Company’s income tax provision for the three months ended March 31, 2006 and 2005 was $199.9 million and $146.1 million, respectively. These provisions include income taxes for Peru, Mexico and the United States. The effective tax rates for the 2006 and 2005 periods are 32.1% and 32.8%, respectively.

E.              Provisionally Priced Sales:

At March 31, 2006, the Company has recorded provisionally priced sales of 134.4 million pounds of copper, at an average forward price of $2.47 per pound. Also the Company has recorded provisionally priced sales of 5.7 million pounds of molybdenum at the quarter-end market price of $22.60 per pound. These sales are subject to final pricing based on the average monthly LME or COMEX copper prices and Dealer Oxide molybdenum prices in the future months of settlement.

Following are the provisionally priced copper and molybdenum sales outstanding at March 31, 2006:

Copper (million lbs.)	Priced at	Month of Settlement
91.0	$2.48038	April 2006
24.7	2.46136	May 2006
7.7	2.44918	June 2006
11.0	2.43806	July 2006
134.4	$2.47165

Molybdenum (million lbs.)	Priced at	Month of Settlement
2.6	$22.60	April 2006
2.2	22.60	May 2006
0.9	22.60	June 2006
5.7	$22.60

Management believes that the final pricing of these sales will not have a material effect on the Company’s financial position or results of operations.

F.              Derivative Instruments:

The Company occasionally uses derivative instruments to manage its exposure to market risk from changes in commodity prices and interest rate risk exposure. The Company does not enter into derivative contracts unless it anticipates a future activity that is likely to occur that will result in exposing the Company to market risk.

Copper swaps:

In the first quarter of 2005, the Company entered into copper swap contracts to protect a portion of its 2005 copper production for future sales at a fixed copper

7

price. The Company recorded a loss of $1.0 million related to these copper swap contracts in the first quarter of 2005. In addition, the Company recorded a loss of $6.3 million related to the loss in fair value of copper swaps held at March 31, 2005. These losses were recorded as non-operating items on the condensed consolidated combined statement of earnings. At March 31, 2006 and during the first quarter of 2006, the Company did not hold any copper swap positions.

During April 2006, the Company entered into copper swap contracts to protect 501.2 million pounds of copper production for the second and third quarter of 2006 at prices ranging from $2.55 per pound through $3.37 per pound. These contracts are as follows:

Pounds (in millions)	Period	Copper Swap Price (1)
110.2	April 2006	$2.75	(2)
163.2	May 2006	$2.76	(2)
125.1	June 2006	$2.88	(2)
59.2	July 2006	$3.04	(2)
31.4	August 2006	$3.21	(2)
12.1	September 2006	$3.24	(2)

(1)                                  SCC will receive (pay) if the actual average COMEX copper price for period is under (over) swap price on quantity hedged.

(2)                                  The copper swap price is the per pound weighted average for the month. Prices for April 2006 range from $2.58 to $3.07, prices for May 2006 range from $2.55 to $2.98, prices for June 2006 range from $2.63 to $3.37, prices for July 2006 range from $2.95 to $3.30, prices for August 2006 range from $3.03 to $3.28 and prices for September 2006 range from $3.22 to $3.25.

G.             Asset Retirement Obligation

In 2005 the Company added an asset retirement obligation for its mining properties in Peru, as required by the Mine Closure Law, enacted in 2003 and adopted in 2005. This law requires the Company to present a mine closure plan to the Peruvian Ministry of Energy and Mines (“MEM”) by August 2006. In April 2006, the Company has selected Walsh Peru S.A., a Peruvian subsidiary of Walsh Environmental Scientists and Engineers, Inc. (Boulder, Colorado), and the Mines Group Inc. (Reno, Nevada), both independent consultants, to work in the development of the mine closure plan and we expect to have the final plan at the end of July 2006. The final plan will be subject to review and approval by MEM and open to public discussion and comment in the area of the Company’s operations. In application of SFAS No. 143 and according to the criteria established by FIN-47, the Company has made an estimate of this potential liability and recorded such liability, based on its review of the law. However, the Company cannot assure that the amount of this liability recorded will be adequate until our mine plan is presented, reviewed and accepted by MEM.

The closure cost recognized for this liability includes the estimated cost required at the Peruvian operations, based on the Company’s experience and includes costs at the Ilo smelter, tailing disposal, dismantling of the Toquepala and Cuajone concentrators, repair shops and auxiliary services. In this regard, the Company recorded an additional asset retirement liability in 2005 of $5.2 million for this new law and increased net property by $4.6 million.

The following table summarizes the asset retirement obligation activity for the first quarter 2006 and 2005 (in millions):

	2006	2005
Balance as of January 1,	$11.2	$5.6
Additions, changes in estimates	—	—
Accretion expense	0.3	0.1
Balance as of March 31,	$11.5	$5.7

8

H.            Related Party Transactions:

Receivable and payable balances with affiliated companies and related parties are shown below (in millions):

	As of
	March 31, 2006	December 31 2005
Affiliate receivable:
Grupo Mexico Servicios S.A. de C.V.	$—	$2.6
Grupo Mexico S.A. de C.V.	—	0.4
Mexico Constructora Industrial, S.A. de C.V.	4.4	5.0
Intermodal Mexico, S.A. de C.V.	0.5	0.4
Ferrocarril Mexicano, S.A. de C.V.	—	0.4
Other	0.3	0.3
	$5.2	$9.1
Affiliate payable:
Grupo Mexico S.A. de C.V.	$3.1	$2.5
Ferrocarril Mexicano, S.A. de C.V.	3.7	3.0
Higher Technology	0.4	—
Other	0.2	0.9
	$7.4	$6.4

The Company has entered into certain transactions in the ordinary course of business with parties that are controlling shareholders or their affiliates. These transactions include the lease of office space, air transportation and construction services and products and services relating to mining and refining. The Company lends and borrows funds among affiliates for acquisitions and other corporate purposes. These financial transactions bear interest.

The former holders of the Company’s Class A common stock until June 2005 and their affiliates purchased copper and other products from the Company from time to time at prices determined by reference to the LME and COMEX market price for copper and published prices for other products, if available.

The Company purchased metal products from Asarco for $1.1 million in the first quarter of 2005. There were no purchases of metal products from Asarco in the first quarter of 2006. In addition the Company paid $0.9 million to Asarco in the first quarter of 2005 for tolling services.

Sociedad Minera Cerro Verde, S.A., an affiliate of Phelps Dodge Overseas Corporation and Climax Molybdenum B.V., stockholders of the Company until June 2005, purchased $0.7 million of acid products from the Company in the first quarter of 2005.

Cerro Wire and Cable LLC (“Cerro”), an affiliated company of one of the Company’s stockholders until June 2005, purchased $10.2 million of copper products from the Company in the first quarter of 2005.

On January 15, 2004, the Company entered into a tolling agreement with Asarco. Under the terms of this agreement, in the first quarter of 2004 the Company, through its wholly owned US subsidiary, Southern Peru Limited (“SPL”), commenced delivering to Asarco, at its Amarillo, Texas refinery, copper cathodes for conversion into copper rods, which the Company sells to customers in the United States. The Company delivered 16,000 tons of copper during the first quarter of 2005 to the Asarco refinery. In July 2005 Asarco declared Force Majeure, notifying SPL that because of a strike at their facilities, they would be unable to accept shipments from the Company. Accordingly, deliveries to the refinery were suspended and the Company has redirected the copper otherwise intended for delivery to the refinery to other customers. This contract with Asarco terminated at the end of 2005 and has not been renewed.

9

Grupo Mexico, the Company’s ultimate parent and the majority indirect stockholder of the Company, and its affiliates provide various services to the Company. In 2005, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. Grupo Mexico is reimbursed for these support services. The total amount paid by the Company to Grupo Mexico for such services in the first quarter of 2006 and 2005 was $3.4 million. The Company expects to continue to pay for these services going forward in an amount of $13.8 million per year.

The Company paid $0.5 million in the first quarter of 2005 in interest expense related to borrowings from Grupo Mexico.

The Company’s Mexican operations paid fees of $4.9 million and $ 3.3 million in the first quarter of 2006 and 2005, respectively, primarily for freight services provided by Ferrocarril Mexicano, S.A. de C.V., an indirect subsidiary of Grupo Mexico.

In addition, the Company’s Mexican operations paid fees of $7.8 million and $2.4 million in the first quarter of 2006 and 2005, respectively, for construction services provided by Mexico Constructora Industrial S.A. de C.V., an indirect subsidiary of Grupo Mexico.

The Larrea family controls a majority of the capital stock of Grupo Mexico, and has extensive interests in other businesses, including oil drilling services, construction and real estate. The Company engages in certain transactions in the ordinary course of business with other entities controlled by the Larrea family relating to mining and refining services, the lease of office space, and air transportation and construction services. In connection with this, the Company paid fees of $0.6 millions and $0.5 million in the first quarter of 2006 and 2005, respectively for maintenance services provided by Mexico Compañia de Productos Automotrices S.A. de C.V.

It is anticipated that in the future the Company will enter into similar transactions with such parties.

I.                 Commitments and Contingencies:

Peruvian Operations

Royalty charge:

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under the new law, the Company is subject to a 1% to 3% royalty, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. The Company made provisions of $8.3 million and $6.9 million in the first quarter of 2006 and 2005 respectively, for this royalty. These provisions are included in “Cost of sales (exclusive of depreciation, amortization and depletion)” on the condensed consolidated combined statement of earnings.

In April 2005, a Constitutional Tribunal ruled the law constitutional and additionally stated that the royalty charge applies to all concessions held in the mining industry, implying that those entities with tax stability contracts are subject to this charge. In 1996, the Company entered into a tax stability contract with the Peruvian government (a “Guaranty and Promotional Measures for Investment Contract”) relating to our Solvent Extraction and Electrowinning (“SX/EW”) production, which agreement purports to, among other things, fix tax rates and any other charges relating to such production. The Company believes that the Constitutional Tribunal’s interpretation relating to entities with tax stability contracts is incorrect and intends to protest the imposition of the royalty charge on SX/EW production, when and if assessed. Provisions made by the Company for the royalty charge do not include approximately $7.4 million of additional potential liability relating to its SX/EW production from June 30, 2004 through March 31, 2006.

10

Power purchase agreement–

In 1997, SCC sold its Ilo power plant to an independent power company, Enersur S.A. (“Enersur”), for $33.6 million. In connection with the sale, a power purchase agreement was also completed under which SCC agreed to purchase all of its power needs for its Peruvian operations from Enersur for twenty years, commencing in 1997.

The Company agreed to amend its power purchase agreement in June 2003, resolving certain issues that arose between the parties and reducing power costs for the remaining life of the agreement. The Company made a one-time contractual payment of $4.0 million to Enersur under the terms of the new agreement. The new agreement releases Enersur from the obligation to construct additional capacity upon notice to meet the Company’s increased electricity requirements from the planned expansion and modernization. SCC believes it can satisfy the need for increased electricity requirements from other sources, including local power providers.

Environmental matters–

The Company’s operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through its Ministerio de Energía y Minas (the Ministry of Energy and Mines, or MEM) conducts certain annual audits of the Company’s Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions and effluent monitoring are reviewed. The Company believes that it is in material compliance with applicable Peruvian environmental laws and regulations.

In accordance with Peruvian regulations, in 1996 SCC submitted its Programa de Adecuación y Manejo Ambiental (the Environmental Compliance and Management Program, known by its Spanish acronym, PAMA) to the MEM. A third-party environmental audit was conducted in order to elaborate the PAMA. The PAMA applied to all current operations that did not have an approved environmental impact study at the time. SCC’s PAMA was approved in January 1997 and contains 34 mitigation measures and projects necessary to (1) bring the existing operations into compliance with the environmental standards established by the MEM and (2) identify areas impacted by operations that are no longer active and need to be reclaimed or remedied. By the end of 2005, 31 of these projects were completed, including all PAMA commitments related to the Company’s operations in Cuajone and Toquepala. The three pending PAMA projects all relate to the Ilo smelter operations. The primary areas of environmental concern are the smelter reverberatory slag eroded from slag deposits up until 1994, and atmospheric emissions from the Ilo smelter.

The slag remediation program is progressing as scheduled and is expected to be completed by 2007. With respect to the smelter emissions, the third phase of the Ilo smelter modernization has started and is scheduled to be completed by 2007. In July 2003, the Company awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holdings Limited). The Company believes that the selected proposal complies with the current environmental regulations. This project is the Company’s largest short-term capital investment project and is estimated at $500 million, including $451.8 million expended through March 2006. Beginning in 1995 and continuing while this project is under construction, the Company established an emissions curtailment program that has allowed SCC to comply with the annual sulfur dioxide air quality standard (established by the MEM in 1996) in the populated areas of the city of Ilo.

On October 14, 2003, the Peruvian Congress published a new law announcing future closure and remediation obligations for the mining industry. The law was amended on May 28, 2004 and again on May 8, 2005. The current modification establishes that mining companies submit their mine closure plans within one year of publication of final regulations. On August 16, 2005 final regulations were published and the Company has initiated the preparation of the required mine closure plan. As part of the law and the qualifying regulations the Company is also required to engage an independent consulting entity to prepare the mine closure plan. In April 2006, the Company selected Walsh Peru S.A., a Peruvian subsidiary of Walsh Environmental

11

Scientists and Engineers, Inc. (Boulder, Colorado), and the Mines Group Inc. (Reno, Nevada), both independent consultants, to work in the development of the Mine Closure Plan and we expect to have the final plan at the end of July 2006. The final plan, which is required by August 2006, is subject to approval by MEM and open to public discussion and comment in the area of Company operations. Additionally, the law requires companies to provide financial guarantees to insure that remediation programs are completed. The Company believes the liability for these asset retirement obligations cannot currently be precisely measured, or estimated, until the Company has substantially completed its mine closure plan and is reasonably confident that it will be approved by MEM in most material respects. However the Company has made a preliminary estimate of this liability and has recorded such amount in its financial statements. As of March 31, 2006 the Company has recorded $5.3 million for this liability. The Company believes that this estimate should be viewed with caution, pending final approval of its mine closure plan, expected later in 2006.

For the Company’s Peruvian operations, environmental capital expenditures were $63.3 million and $30.6 million in the first quarter of 2006 and 2005, respectively. Approximately $87.5 million has been budgeted for environmental capital expenditures in 2006, which is for the Ilo smelter modernization project.

Mexican operations–

Environmental matters–

Some of the Company’s operations are subject to applicable Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water pollution, air pollution, noise pollution and hazardous and solid wastes. Some of these laws and regulations are relevant to legal proceedings pertaining to the Company’s San Luis Potosí facilities.

The principal legislation applicable to the Company’s Mexican operations is the federal Ley General del Equilibrio Ecológico y la Protección al Ambiente (the General Law of Ecological Balance and Environmental Protection, or the Environmental Law), which is enforced by the Procuraduría Federal de Protección al Ambiente (Federal Bureau of Environmental Protection, or the PROFEPA). The PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards and, if warranted, the PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most egregious cases may result in the temporary or permanent closing of non-complying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Código Penal Federal (Federal Criminal Code), the PROFEPA must inform corresponding authorities regarding environmental crimes.

Mexican environmental regulations have become increasingly stringent over the last decade, and this trend is likely to continue and has been influenced by the environmental agreement entered into by Mexico, the United States and Canada in connection with NAFTA in February 1999. However, the Company’s management does not believe that continued compliance with the Environmental Law or Mexican state environmental laws will have a material adverse effect on the Company’s business, properties, result of operations, financial condition or prospects or will result in material capital expenditures. Although the Company believes that all of its facilities are in material compliance with applicable environmental, mining and other laws and regulations, the Company cannot assure you that stricter enforcement of existing laws and regulations or the adoption of additional laws and regulations would not have a material adverse effect on the Company’s business, properties, results of operations, financial condition or prospects.

Due to the proximity of certain facilities of Minera Mexico to urban centers, the authorities may implement certain measures that may impact or restrain the operation of such facilities. Any enforcement action to shut down any such facilities may have an adverse effect on the operating results of the relevant subsidiary.

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The Company has instituted extensive environmental conservation programs at its mining facilities in Peru and Mexico. The Company’s environmental programs include water recovery systems to conserve water and minimize contamination of nearby streams, reforestation programs to stabilize the surfaces of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

For the Company’s Mexican operations, environmental capital expenditures were $0.8 million and $0.4 million in the first quarter of 2006 and 2005, respectively. Approximately $25.7 million has been budgeted for environmental capital expenditures in 2006.

Litigation matters–

Peruvian Operations

Garcia-Ataucuri and Others vs. SCC:  In April 1996, the Company was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of 38,763,806.80 “labor shares” to be issued in a proportional way to each in accordance with their time of work with SCC, plus dividends. The Company conducts its operations in Peru through a registered Branch. Although the Branch has neither capital nor liability separate from that of the Company, under Peruvian law it is deemed to have an equity capital for purposes of determining the economic interest of the holders of investment shares. The labor shares litigation is based on claims of former employees for ownership of labor shares issued during the 1970s until 1989 under a former Peruvian mandated profit sharing system. The Company asserts that the claims are meritless and that the labor shares were distributed to the former employees in accordance with the then in effect Peruvian profit sharing system. We do not believe that an unfavorable outcome is reasonably possible. In 1971, the Peruvian Government enacted legislation providing that workers in the mining industry would participate in the pre-tax profits of the enterprises for which they worked at a rate of 10%. This participation was distributed to the workers with 40% in cash and 60% as an equity interest in the enterprise. What remains of the equity participation is now included in the condensed consolidated balance sheet caption “Minority interest.”  Under the law, the equity participation was originally delivered to the “Mining Community”, an organization representing all workers. The cash portion was distributed to the workers after the close of the year. The accrual for this participation was (and continues to be) a current liability of the Company, until paid. In 1978, the law was amended and the equity distribution was calculated at 5.5% of pre-tax profits and was made to individual workers of the enterprise in the form of labor shares. These labor shares represented an equity interest in the enterprise. In addition, equity participations previously distributed to the “Mining Community” were returned to the Company and redistributed in the form of labor shares to individual employees or former employees. The cash participation was adjusted to 4.5% of pre-tax earnings and continued to be distributed to employees following the close of the year. Effective in 1992, the law was amended to its present status. The workers’ participation in pre-tax profits was set at 8%, with 100% payable in cash. The equity participation component was eliminated from the law. In 1995, the Company offered to exchange new common shares of the Company for the labor shares issued under the prior Peruvian law. Approximately 80.8% of the issued labor shares were exchanged for the Company’s common shares, greatly reducing the Minority interest on the Company’s balance sheet. Since 1995, the Company has periodically purchased labor shares on the open market. In 1998, labor shares were renamed “investment shares.”  At March 31, 2006, the investment share interest in the Company’s Peruvian Branch amounted to 0.71%.

As stated above, in April 1996, the Company was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of “labor shares” (now referred to as “investment shares”) of its Peruvian Branch plus dividends on such shares. This amount corresponds to the total number of labor shares for all of the Company’s Peruvian workers, and the complaint is seeking to have such shares issued to the plaintiffs proportionally to each in accordance with their time of work with the Company, plus dividends on such shares. In December 1999, a civil court of first instance of Lima decided against the

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Company, ordering the delivery of the investment shares and dividends to the plaintiffs. The Company appealed this decision in January 2000. On October 10, 2000, the Superior Court of Lima affirmed the lower court’s decision, which had been adverse to the Company. On appeal by the Company, the Peruvian Supreme Court annulled the proceeding noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court. The lower court dismissed the lawsuit in January 2005. The plaintiffs have appealed to the superior court.

The Company has not made a provision for this lawsuit because it believes that it has meritorious defenses to the claims asserted in the complaint.

Class actions

Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) late in December 2004 and early January 2005 relating to the acquisition of Minera Mexico by SCC. On January 31, 2005, the three actions Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Copper Corporation, et al., Civil Action No. 978-N were consolidated into one action titled,  In re Southern Copper Corporation Shareholder Derivative Litigation, Consol. C. A. No. 961-N and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of the Company’s common stockholders.

The consolidated complaint alleges, among other things, that the acquisition of Minera Mexico is the result of breaches of fiduciary duties by the Company’s directors and is not entirely fair to the Company and its minority stockholders. The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to the Company and such other relief that the court deems equitable, including interest, attorneys’ and experts’ fees and costs. The Company believes that this lawsuit is without merit and is vigorously defending itself against this action.

The Company’s management believes that the outcome of the aforementioned legal proceeding will not have a material adverse effect on the Company’s financial position or results of operations.

Mexican Operations

The Mexican Geological Services (MGS) Royalties:

When Mexcobre originally received mining concessions related to its La Caridad unit in 1970, it was required to pay royalties to the Mexican Geological Services - “MGS” (formerly named the Council of Mineral Resources – COREMI). When the Mining Law came into effect in 1992, it was believed that this obligation was terminated. However, MGS, the Mexican Superintendent of Mining and the Mexican Secretary of Economy, did not concede that the royalty obligation to MGS was terminated and, in 1995, MGS initiated a series of legal actions. In August 2002, MGS filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre the payment of royalties since 1997. Mexcobre answered and denied MGS’s claims in October 2002. In December 2005, Mexcobre signed an agreement with MGS. Under the terms of this agreement the parties established a new procedure to calculate the royalty payments applicable for 2005 and the following years, and the Company paid in January 2006, $6.9 million of royalties for 2005 and $8.5 million as payment on account for royalties from the third quarter 1997 through the last quarter of 2004. We estimate that the payment made on January 11 will cover 100% of the royalty payments required for past periods. On an ongoing basis the Company will be required to pay a 1% royalty on La Caridad’s copper production value after deduction of treatment and refining charges and certain other carrying costs.

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San Luis Potosí Facilities:

The municipality of San Luis Potosí has granted Desarrolladora Intersaba, S.A. de C.V., licenses of use of land and construction for housing and/or commercial zones in the former Ejido Capulines, where the residential project “Villa Magna” is expected to be developed in the near future.

The “Villa Magna” residential project will be developed within an area that IMMSA’s approved Risk Analysis by SEMARNAT (the federal environmental authority) has secure as a safeguard and buffer zone due to the use by IMMSA of Anhydrous Ammonia Gas.

Based on the foregoing, IMMSA has initiated two different actions regarding this matter:

(1)   first, against the Municipality of San Luis Potosí, requesting the annulment of the authorization and licenses granted to Desarrolladora Intersaba, S.A. de C.V. to develop “Villa Magna” within the zinc plant’s safeguard and buffer zone; and

(2)   second, filed before SEMARNAT a request for a declaration of a safeguard and buffer zone surrounding IMMSA’s zinc plant.

These actions are awaiting final resolutions. IMMSA believes that, should the outcome of the above mentioned legal proceedings be adverse to IMMSA’s interests, the construction of the “Villa Magna” housing and commercial development would not, in itself, affect the operations of IMMSA’s zinc plant.

In addition to the foregoing, IMMSA has initiated a series of legal and administrative procedures against the Municipality of San Luis Potosí due to its refusal to issue IMMSA’s use of land permit in respect of its zinc plant. The Municipality has refused to grant such license based on the argument that IMMSA has failed to submit, as part of the application process, a “manifestación de impacto ambiental” (environmental impact assessment). IMMSA believes that the environmental impact assessment is not required because IMMSA will not undertake construction activities. The trial judge has ordered the Municipality to continue the analysis of IMMSA’s request to issue the “licencia de uso de suelo” (use of land permit). The municipality has refused to issue the land use permit. IMMSA has filed a request for relief against such resolution to compel the court to issue the land use permit.

Tax contingency matters–

U.S. Internal Revenue Service (IRS)

The Company is regularly audited by the federal, state and foreign tax authorities both in the United States and internationally. These audits can result in proposed assessments. In 2002, IRS issued a preliminary Notice of Proposed Adjustment for the years 1994 through 1996. In 2003, the Company settled these differences with the IRS and made a payment of $4.4 million, including interest. Generally, the years 1994 through 1996 are now closed to further adjustment.

The IRS completed the field audit work for all years preceding 2003 and currently is auditing 2003 and 2004. During the audit of the tax years 1997 through 1999, the IRS questioned the Company’s accounting policy for determination of useful lives, the calculation of deductible and creditable Peruvian taxes, the methodology of capitalizing interest and the capitalizing of certain costs (drilling, blasting and hauling) into inventory value as items for possible adjustment. In the fourth quarter of 2003, the Company and the IRS had jointly requested technical advice from the IRS National Office to help resolve the inventory value dispute. In August 2005 the National Office of the IRS responded to the IRS field audit group’s request for technical advice. The issuance of this technical advice memorandum (TAM) allowed the IRS to close the field audit work of the audit cycles 1997 through 1999 and 2000 through 2002. The TAM accepts the position of the IRS field office and concludes that

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the Company is required to capitalize mining costs to its leach dumps based on the weight of material moved, without regard to metal content or recoverability.

On October 5, 2005 the Company filed a formal protest with the IRS to appeal the proposed changes with respect to the TAM conclusion, as well as other items of adjustment proposed by the IRS field audit group. These other adjustments include the methodology of capitalizing interest, the determination of useful lives for depreciable property, the calculation of deductible and creditable Peruvian taxes and the established service fee between the Company and related parties. The Company believes that the positions that it is reporting to the IRS are correct and appropriate. The Company believes that it has substantial defenses to the proposed IRS adjustments and that adequate provisions have been made so that resolution of any issues raised by the IRS will not have a material adverse effect on its financial condition or results of operations. The Company is awaiting notification from the IRS Appeals Office for the first scheduled appeals conference related to its protest. Significant management judgment is required in determining the provision for tax contingencies. The estimate of the probable cost for resolution of the tax contingencies has been developed in consultation with legal and tax counsel. The Company does not believe that there is a reasonable likelihood that there is an exposure to loss in excess of the amounts accrued.

Peruvian Operations:

In Peru the Superintendencia Nacional de Administración Tributaria (SUNAT), the Peruvian Tax Administration, regularly audits the Company. These audits can result in proposed assessments.

1)              In 2002 the Company received assessments and penalties from SUNAT for fiscal years 1996 through 1999, in which several deductions taken were disallowed. SUNAT has challenged the Company’s depreciation method and deduction of other expenses related to charges incurred outside of Peru from 1996 through 1999, and the deduction of certain exchange differences and interest expenses from 1997 through 1999. The Company appealed these various assessments and resolution is still pending.

In February 2003, the Peruvian tax court confirmed SUNAT’s assessments and penalties with regard to depreciation and deductions of other expenses incurred outside of Peru for fiscal years 1996 and 1997. Consequently, the Company recognized an additional tax and workers participation liability for fiscal years 1998 and 1999 on the amounts assessed by SUNAT. Therefore, in 2003 the Company recorded a charge to workers’ participation, included in cost of sales (exclusive of depreciation, amortization and depletion) on the statement of earnings and income tax expense of $0.5 million and $4.4 million, respectively. The Company, however, has not recognized a liability for penalties and interest assessed by SUNAT in connection with the depreciation and other expenses deduction as it considers they are not applicable. The status of the penalty appeals and other tax contingencies is as follows:

a)              Year 1996:     With regard to the appeal of the penalty related to fiscal year 1996, the Company was required to issue a letter of credit to SUNAT of $3.4 million, which was issued in July 2003. This deposit is recorded in other assets on the condensed consolidated balance sheet. The Peruvian tax court denied the Company’s appeal in February 2004. Consequently, in April 2004, the Company filed a lawsuit against the Peruvian tax court and SUNAT in the superior court of Peru. The Company was not required to issue a deposit for appeal of assessments and rulings with respect to any other years. In September, 2005 the Superior Court declared the Company’s claim valid. SUNAT has appealed this decision to the Supreme Court in Lima.

b)             Year 1997:     With regard to the penalty issued by SUNAT related to fiscal year 1997, in November 2002 the Peruvian tax court indicated that the penalty needed to be modified and declared the previously issued penalty null. Consequently, SUNAT issued a new penalty in December 2003. This penalty and penalties related to fiscal

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years 1998 and 1999 have been protested before SUNAT. The Company’s appeal before the Peruvian tax court related to the assessments (pertaining to the deduction of certain interest expense) for fiscal year 1997 was denied. In this regard, in May 2003, the Company filed a lawsuit before the superior court against SUNAT and the Peruvian tax court, seeking the reversal of the ruling of the tax court. In July, 2005 the Superior Court remanded the case to SUNAT for a new pronouncement. SUNAT has appealed the courts decision to the Supreme Court in Lima.

c)              SUNAT has not ruled on the interest deductions for 1998 or 1999.

d)             The Company has not recorded any expense associated with the assessment challenging deductions of interest expense for the years 1997, 1998, or 1999, nor has the Company recorded any expense associated with the assessments for the years 2000 and 2001.

e)              Years 1998 and 1999:  The Company’s appeal is still pending resolution by SUNAT.

In December 2004 and January 2005, the Company received assessments and penalties from SUNAT for the fiscal years 2000 and 2001, in which certain deductions taken by the Company were disallowed. SUNAT has objected to the Company’s method of deducting vacation pay accruals in 2000, a deduction in 2000 for a fixed asset write-off, as well as certain other deductions in both years. The Company has appealed these assessments and resolution is still pending. The Company received penalties and assessments from SUNAT relating to the treatment of foreign exchange differences for 2000 and 2001. The Company has appealed these assessments and resolution is still pending.

Mexican Operations

Labor matters—

During the first quarter of 2006, there were a number of work stoppages at some of the Company’s Mexican operations, most of these work stoppages were of a short-term nature with normal operations restored after a few days, with little or no production loss. However, work stoppages at the La Caridad copper mine in Sonora and at the San Martin polymetalic mining complex in Zacatecas commenced in the first quarter of 2006 and are continuing into the second quarter of 2006. The Company believes that the work stoppage at La Caridad is an attempt to pressure the Mexican government to recognize a discredited union leader. While the stoppages were declared illegal, the Company has been forced to declare force majeure on some of its commercial contracts. At present the Company is working with the Mexican authorities to resolve these illegal work stoppages.

Additionally, in recent years the Company has experienced a number of work stoppages or other labor disruptions that have had an adverse impact on its operations and operating results. For example, in Peru on August 31, 2004, unionized workers at the mining units in Toquepala and Cuajone initiated work stoppages and sought additional wage increases based on high metal prices. In Mexico, on July 12, 2004, the workers of Mexicana de Cobre site went on strike asking for the review of certain contractual clauses. Such a review was performed and the workers returned to work 18 days later. On October 15, 2004, the workers of Mexicana de Cananea went on strike, followed by the Mexicana de Cobre workers. The strike lasted for six days at Mexicana de Cobre and nine days at Mexicana de Cananea. In each case, the operations at the particular mine ceased until the strike was resolved. The Company cannot give assurances that they will not experience strikes or other labor-related work stoppages in the future that could have a material adverse effect on its financial condition and results of operations.

Mine accident-

On February 19, 2006 an explosion occurred at the IMMSA unit’s Pasta de Conchos coal mine, located in San Juan de Sabinas, Coahuila, Mexico. Immediately, IMMSA along with neighboring industry initiated a rescue effort. Federal and local governmental help

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and support was received. As a result of the accident 8 miners were injured and 65 perished.

The Coahuila public district attorney (Procurador de Justica) initiated an investigation to establish (1) the causes of the accident and, (2) the responsible party. The investigation is underway; however, it will be necessary for the investigation team to have access to the site where the explosion occurred, which at present is blocked. Recovery efforts are also continuing, however, progress is very slow as access is blocked by debris and rocks. It may take a further 3 to 6 months to complete this effort. The underground coal mining operations at Pasta de Conchos have been suspended and it is uncertain when such operations will resume.

Other legal matters–

The Company is involved in various other legal proceedings incidental to its operations, but the Company does not believe that decisions adverse to it in any such proceedings individually or in the aggregate would have a material adverse effect on its financial position or results of operations.

Our direct and indirect parent corporations, including AMC and Grupo Mexico, have from time to time been named parties in various litigations involving Asarco. In March 2003, AMC purchased its interest in SCC from Asarco. In August 2002 the U.S. Department of Justice brought a claim alleging fraudulent conveyance in connection with AMC’s then-proposed purchase of SCC from Asarco. That action was settled pursuant to a Consent Decree dated February 2, 2003. The consent decree is binding solely on the U.S. government. In October 2004, AMC, Grupo Mexico, Mexicana de Cobre and other parties, not including SCC, were named in a lawsuit filed in New York State court in connection with alleged asbestos liabilities, which lawsuit claims, among other matters, that AMC’s purchase of SCC from Asarco should be voided as a fraudulent conveyance. While Grupo Mexico and its affiliates believe that these claims are without merit, we cannot assure you that these or future claims, if successful, will not have an adverse effect on our parent corporations or us. Any increase in the financial obligations of our parent corporations, as a result of matters related to Asarco or otherwise could, among other matters; result in our parent corporations attempting to obtain increased dividends or other funding from us. In 2005, certain subsidiaries of Asarco filed bankruptcy petitions in connection with alleged asbestos liabilities. In July 2005, the unionized workers of Asarco commenced a work stoppage, which was settled in November 2005. As a result of various factors, including the above-mentioned work stoppage, on August 9, 2005 Asarco filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code before the U.S. Bankruptcy Court in Corpus Christi, Texas. Asarco’s bankruptcy case is being joined with the bankruptcy cases of its subsidiaries. Asarco is operating and managing its businesses as a debtor in possession. Asarco LLC’s bankruptcy could result in additional claims being filed against Grupo Mexico and its subsidiaries, including SCC, Minera Mexico or its subsidiaries.

Asarco believes that by utilizing the Chapter 11 process it can achieve an orderly restructuring of its business and finally resolve, among other contingencies, its environmental and asbestos claims. However, it is impossible to predict how the bankruptcy court will ultimately rule with respect to such petitions and the impact such rulings will have on Asarco and its subsidiaries.

J.                Segment and Related Information:

The Company operates in a single industry, namely mining copper. Prior to the April 1, 2005 acquisition of Minera Mexico, the Company determined that its operations in Peru fell within one segment. With the acquisition of Minera Mexico the Company continues to operate principally in one industry, the mining of copper. However, because of the demands of managing operations in two countries, effective April 1, 2005, Company management views the new Southern Copper as having three operating segments and manages on the basis of these segments. Additionally, in mining copper the Company produces a number of metal by-products, most important of which are molybdenum, silver and zinc. The significant increase in the price of molybdenum

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over the past two years has had an important impact on the Company’s earnings. Nevertheless, the Company continues to manage its operations on the basis of the three copper segments. Added to the segment information is information regarding the Company’s molybdenum sales. The segments identified by the Company are:

1.               Peruvian operations, which includes the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines.

2.               Mexican open pit copper mines, which includes La Caridad and Cananea mine complexes and the smelting and refining plants and support facilities which service both mines.

3.               Mexican underground mining operations, which includes five underground mines that produce zinc, copper, silver and gold, a coal and coke mine, and several industrial processing facilities for zinc and copper. This group is identified as the IMMSA Unit.

The Chief Operating Officer of the Company focuses on operating income as measure of performance to evaluate different segments, and to make decisions to allocate resources to the reported segments.

Financial information relating to Southern Copper’s segments is as follows:

	Three Months Ended March 31, 2006
	(in millions)
	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other Eliminations	Consolidated

Net sales outside of segments	$388.9	$116.6	$615.8		$1,121.3
Intersegment sales	95.9	17.1	—	$(113.0)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	183.9	74.9	267.5	(119.4)	406.9
Selling, general and administrative expense	7.8	3.8	9.3	3.1	24.0
Depreciation, amortization and depletion	26.7	6.9	19.8	(0.3)	53.1
Exploration	0.5	1.7	2.4	—	4.6
Operating Income	$265.9	$46.4	$316.8	$3.6	632.7
Less:
Interest expense, net					(8.5)
Other income (expense)					(1.0)
Taxes on income					(199.9)
Minority interest					(1.7)
Net earnings					$421.6

Capital expenditure	$50.8	$7.8	$84.5		$143.1
Property, net	$1,579.7	$270.3	$1,534.0	$30.4	$3,414.4
Total assets	$2,692.0	$552.3	$2,856.4	$(685.1)	$5,415.6

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	Three Months Ended March 31, 2005
	(in millions)
	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other Eliminations	Combined

Net sales outside of segments	$405.6	$53.3	$487.2		$946.1
Intersegment sales	70.3	103.3	—	$(173.6)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	254.2	123.4	172.3	(160.3)	389.6
Selling, general and administrative expense	6.1	3.7	8.5	0.3	18.6
Depreciation, amortization and depletion	36.7	5.4	18.6	0.3	61.0
Exploration	0.8	1.5	3.0	—	5.3
Operating Income	$178.1	$22.6	$284.8	$(13.9)	471.6

Less:
Interest expense, net					(17.5)
Loss on derivative instruments					(7.3)
Loss on debt prepayment					(1.7)
Other income (expense)					0.8
Taxes on income					(146.1)
Minority interest					(1.4)
Net earnings					$298.4

Capital expenditures	$14.7	$10.2	$50.4	—	$75.3
Property, net	$1,559.7	$260.0	$1,249.4	$19.7	$3,088.8
Total assets	$3,457.5	$699.8	$2,696.6	$(1,506.3)	$5,347.6

Sales value per segment:

	Three months ended March 31, 2006
(in millions)	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Elimination	Consolidated

Copper	$417.4	$24.8	$483.1	$(85.1)	$840.2
Molybdenum	34.0	—	100.3	—	134.3
Other	33.4	108.9	32.4	(27.9)	146.8
Total	$484.8	$133.7	$615.8	$(113.0)	$1,121.3

	Three months ended March 31, 2005
(in millions)	Mexican Open Pit	Mexican IMMSA Unit	Peruvian Operations	Intersegment Elimination	Combined

Copper	$348.2	$83.7	$277.6	$(148.7)	$560.8
Molybdenum	75.4	—	201.3	—	276.7
Other	52.3	72.9	8.3	(24.9)	108.6
Total	$475.9	$156.6	$487.2	$(173.6)	$946.1

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The geographic breakdown of Southern Copper’s sales is as follows:

	Three months Ended March 31,
(in millions)	2006	2005

United States	$489.6	$217.6
Europe	264.4	187.6
Mexico	156.5	295.5
Peru	25.3	14.6
Latin America, excluding Mexico and Peru	118.2	188.9
Asia	67.3	41.9
Total	$1,121.3	$946.1

Major Customer Segment Information:

For the three months ended March 31, 2006, the Company has revenues from a copper customer of the Mexican and Peruvian operations, which amounts to 11.6% of total revenue.

K.            Impact of New Accounting Standards:

In February 2006 the FASB published SFAS No. 155 “Accounting for Certain Hybrid Financial Instruments” an amendment of SFAS No. 133 and 140. This statement improves financial reporting by eliminating the exemption from applying statement 133 to interests in securitized financial assets so that similar instruments are accounted for similarly regardless of the form of the instruments. This Statement also improves financial reporting by allowing a preparer to elect fair value measurement at acquisition, at issuance, or when a previously recognized financial instrument is subject to a remeasurement (new basis) event, on an instrument-by-instrument basis, in cases in which a derivative would otherwise have to be bifurcated. Providing a fair value measurement election also results in more financial instruments being measured at what the Board regards as the most relevant attribute for financial instruments, fair value. SFAS 155 will be effective for all instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is evaluating the impact that this statement may have on its financial position or results of operations.

In March 2006 the FASB published SFAS No. 156 “Accounting for Servicing of Financial Assets” an amendment of SFAS No. 140. This Statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The Board concluded that fair value is the most relevant measurement attribute for the initial recognition of all servicing assets and servicing liabilities, because it represents the best measure of future cash flows. SFAS No. 156 permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. An entity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement of its servicing assets and servicing liabilities by class, thus simplifying its accounting and providing for income statement recognition of the potential offsetting changes in fair value of the servicing assets, servicing liabilities, and related derivative instruments. An entity that elects to subsequently measure servicing assets and servicing liabilities at fair value is expected to recognize declines in fair value of the servicing assets and servicing liabilities more consistently than by reporting other-than-temporary impairments.

The Board decided to require additional disclosures and separate presentation in the statement of financial position of the carrying amounts of servicing assets and

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servicing liabilities that an entity elects to subsequently measure at fair value to address concerns about comparability that may result from the use of elective measurement methods.

SFAS 156 will be adopted by the Company as of the beginning of fiscal years that begins after September 15, 2006.

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Part I Item 1a. Risk Factors

Set forth below are certain changes from the risk factors previously disclosed in SCC’s Amendment No. 1 on Form 10-K/A for the year ended December 31, 2005 filed on March 28 2006 with the Securities and Exchange Commission

We may be adversely affected by labor disputes

During the first quarter of 2006, there was a number of work stoppages at some of the Company’s Mexican operations, most of these work stoppages were of a short-term nature with normal operations restored after a few days, with little or no production loss. However, work stoppages at the La Caridad copper mine in Sonora and at the San Martin polymetalic mining complex in Zacatecas commenced in the first quarter of 2006 and are continuing into the second quarter of 2006. The Company believes that the work stoppage at La Caridad is an attempt to pressure the Mexican government to recognize a discredited union leader. While the stoppages were declared illegal, the Company has been forced to declare force majeure on some of its commercial contracts. At present the Company is working with the Mexican authorities to resolve these illegal work stoppages.

Peruvian economic and political conditions may have an adverse impact on our business.

On April 9, 2006, Peruvian citizens participated in the election for president, congress and representatives to the Andean Parliament, to be appointed for the five year-period commencing July 28, 2006. 24 political parties participated in this election process.

Official voting results with 99.967% of votes counted, published by the Peruvian Bureau of Elections (“ONPE”) show that Mr. Ollanta Humala, the candidate of the Union for Peru party, leads the presidential election with 30.627% of the votes, followed by the candidate of the APRA party, Mr. Alan Garcia (24.320%), and the candidate of the “Unidad Nacional” party, Ms. Lourdes Flores (23.802%). According to Peruvian electoral law, since none of the candidates received more than 50 percent of the valid votes, a run-off election between the top two vote getters will follow. This run-off election is anticipated to take place on Sunday, May 28, 2006 between Mr. Ollanta Humala and Mr. Alan García.

Because we have significant operations in Peru, we cannot provide any assurance that future political developments in Peru, including the 2006 presidential and congressional elections, will not have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing, and our results of operations and financial condition.

Mexican economic and political conditions may have an adverse impact on our business.

Presidential elections in Mexico are scheduled for July 2, 2006. According to the latest polls the leading candidates are Felipe Calderón, a conservative candidate of Partido Acción Nacional (the National Action Party), Andrés López Obrador,  the candidate of the Partido de la Revolución Democrática and the former Mayor of Mexico City and Roberto Madrazo, of the Partido Revolucionario Institucional or PRI, a former Tabasco state governor. The PRI ruled Mexico for over 70 years through 2000.

Because we have significant operations in Mexico, we cannot provide any assurance that political developments in Mexico, including the 2006 presidential and congressional elections, will not have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing, and our results of operations and financial condition.

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Part I Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Our business is primarily the production and sale of copper. In the process of producing copper, a number of valuable metallurgical byproducts are recovered, such as molybdenum, zinc, silver, lead and gold, which we also produce and sell. Market forces outside of our control largely determine the sales prices for our products. Our management, therefore, focuses on copper production cost control, production enhancement and prudent and conservative capital structure to improve profitability. We believe we achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our aim is to remain profitable during periods of low copper prices and to maximize financial performance in periods of high copper prices.

We discuss below several matters that we believe are important to understand our results of operations and financial condition. These matters include, (i) our “operating cash costs” as a measure of our performance, (ii) metal prices, (iii) the effects of inflation and other local currency issues and (iv) our expansion and modernization program.

Operating Cash Costs. An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our cash cost per pound to the cost of sales (including depreciation, amortization and depletion), is presented under the subheading “Non-GAAP Information Reconciliation”, below. We have defined operating cash cost per pound as cost of sales (including depreciation, amortization and depletion); plus selling, general and administrative charges, treatment and refining charges; less byproducts revenue and sales premiums, depreciation amortization and depletion, worker’s participation and other miscellaneous charges, Peruvian royalty charge and the change in inventory levels; divided by total pounds of copper produced and purchased by us. In our calculation of operating cash cost per pound of copper produced we credit against our costs the revenues from the sale of byproducts, principally molybdenum, zinc and silver and the premiums over market price that we receive on copper sales. We account for the byproduct revenue in this way because we consider our principal business to be the production and sale of copper. We believe that our Company is viewed by the investment community as a copper company, and is valued, in large part, by the investment community’s view of the copper market and our ability to produce copper at a reasonable cost. We also include copper sales premiums as a credit, as these amounts are in excess of published copper prices. The recent surge in the price of molybdenum has had a significant effect on our traditional calculation of cash cost and its comparability between periods. Accordingly, we present cash costs with and without crediting the byproducts revenues against our costs.

We exclude from our calculation of operating cash cost depreciation, amortization and depletion, which are considered non-cash expenses. Exploration is considered a discretionary expenditure and is also excluded. Worker’s participation provisions are determined on the basis of pre-tax earnings and are also excluded. Additionally excluded from operating cash cost are items of a non-recurring nature, and the new Peruvian royalty and in periods prior to 2006 the position of mine stripping costs that we capitalized.

Our operating cash costs per pound, as defined, are presented in the table below for the three months ended March 31, 2006 and 2005. We present cash costs with and without the inclusion of byproduct revenues.

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	Three Months, Ended March 31,
	2006	2005
	(in cents per pound)

Cash cost per pound of copper produced and purchased	21.4	(16.1)
Cash cost per pound of copper produced and purchased without byproducts revenue	116.7	95.6

A reconciliation of the Company’s operating cash costs per pound to GAAP cost of sales is presented below.

As seen on the chart above, our cash cost for the first quarter of 2006 when calculated with byproducts revenue is 21.4 cents compared with a credit of 16.1 cents per pound in the first quarter of 2005. The reduction in byproducts credit was due to lower molybdenum prices and volume partially offset by increases in silver and zinc prices. The price of molybdenum in the first quarter of 2006 averaged $22.25 per pound, as compared to $30.43 per pound in the comparable 2005 period. The price of silver and zinc in the first quarter of 2006 was approximately 39% and 70% higher, respectively, than in the first quarter of 2005. The impact of the credit for molybdenum revenue was by far the largest effect. In the first quarter of 2006, molybdenum revenue was a credit of 38.7 cents per pound as compared to 75.7 cents per pound in the first quarter of 2005.

Our cash cost, excluding byproduct revenues, was higher by 21.1 cents in the first quarter of 2006. In 2006, we adopted a new accounting policy, see Note B to our financial statements, which requires that we charge to production cost all mine stripping cost. Under our previous policy, in 2005, a portion of our mine stripping cost was capitalized. In the first quarter of 2005 our cash costs were reduced by 2.7 cents for capitalized mine stripping cost. In addition, our copper production was lower by approximately 2.6 million pounds, due largely to a decrease of approximately 10.8 million pounds at our Mexican operations, which includes an 8.6 million pound decrease in our Mexican open pit operations mainly at La Caridad Mine due to an illegal work stoppage and lower ore grade and recoveries and a decrease of 2.2 million pounds in our IMMSA unit mainly due to a one month illegal work stoppage at the San Martin unit.

Metals Prices. The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the products we produce, especially for copper, molybdenum, zinc and silver. Metals prices historically have been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

We are subject to market risks arising from the volatility of copper and other metal prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, giving no effect to potential hedging programs, metal price sensitivity factors would indicate the following change in estimated 2006 earnings resulting from metal price changes.

	Copper	Molybdenum	Zinc	Silver

Change in metal prices	$0.01	$1.00	$0.01	$1.00
Annual change in net earnings (in millions)	$8.5	$14.4	$1.7	$10.8

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Inflation and Devaluation of the Peruvian Nuevo Sol and the Mexican Peso. Our functional currency is the U.S. dollar. Portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Since our revenues are primarily denominated in U.S. dollars, when inflation/deflation in Peru or Mexico is not offset by a change in the exchange rate of the Nuevo sol or the peso, respectively, to the dollar, our financial position, results of operations and cash flows could be adversely affected in our wage adjustments. In addition, the dollar value of our net monetary assets denominated in nuevos soles or pesos can be affected by devaluation of the Nuevo sol or the peso, resulting in a remeasurement loss in our condensed consolidated combined financial statement.

For the three months ended March 31, 2006 and 2005, inflation and devaluation rates were as follows:

	Three Months Ended March 31,
Peru:	2006	2005
Peruvian inflation rate	1.5%	0.5%
New Sol/Dollar (change in exchange rate)	(2.1)%	(0.6)%

	Three Months Ended March 31,
Mexico:	2006	2005
Mexican inflation rate	0.9%	0.8%
Peso/Dollar (change in exchange rate)	2.2%	0.3%

Expansion and Modernization program

Our Ilo, Peru smelter modernization project is moving ahead on schedule with construction work in process in order to finish by the end of 2006. The anode plant part of this project was commissioned in the first quarter of 2006 and replaces Ilo blister production with anodes. At March 31, 2006, the smelter project has reached 76% completion. Additionally, the Company’s leaching dumps, crushing and conveying project at the Toquepala mine is in production. The primary crusher and associated overland conveying system are fully operational; construction of the ramp for this project will continue until completion in the third quarter of 2006. The project is 95.7% complete. We will expand our SX/EW production at the Cananea mine with a new 32,800mtpy plant. Our studies indicate that this will provide a more attractive return than our previously considered two-stage expansion. The bidding process for basic engineering is currently under way. In addition, a crushing / conveying / spreading system is also in the basic engineering stage.

ACCOUNTING ESTIMATES

Southern Copper Corporation’s discussion and analysis of its financial condition and results of operations are based upon its condensed consolidated combined financial statements, which have been prepared in accordance with US GAAP. Preparation of these condensed consolidated combined financial statements requires Southern Copper’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: ore reserves, estimated mine stripping ratios, leachable material and related amortization, the estimated useful lives of fixed assets, asset retirement obligations, litigation and contingencies, valuation allowances for deferred tax assets, fair value of financial instruments and inventory obsolescence. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from

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these estimates under different assumptions or conditions.

RESULTS OF OPERATIONS

The following highlights key financial and operating results for the three-months ended March 31, 2006 and 2005.

	Three Months Ended March 31,
	(in millions)
Statement of Earnings Data	2006	2005

Net sales	$1,121.3	$946.1
Operating costs and expenses	(488.6)	(474.5)
Operating income	632.7	471.6
Non-operating expense	(9.5)	(25.7)
Earnings before taxes and minority interest	623.2	445.9
Taxes on income	(199.9)	(146.1)
Minority interest	(1.7)	(1.4)
Net earnings	$421.6	$298.4

Mine copper production amounted to 354.0 million pounds in the first quarter of 2006, a decrease of 0.7% compared with the first quarter of 2005. This decrease of 2.6 million pounds included 8.6 million pounds from the Mexican open pit operations, a decrease of 2.2 million pounds from the Mexican underground mines and an increase of 8.2 million pounds from the Peruvian open pit mines.

The decrease of 8.6 million pounds in the production from the Mexican open pit mines was due to a decrease in ore milled, as a result of an illegal work stoppage at the La Caridad mine, lower ore grade and recoveries and a decrease in SX-EW production due to lower quantities of PLS treated. The increase of 8.2 million pounds from the Peruvian open pit mines was the result of higher ore grades and recoveries in both the Cuajone and Toquepala mines, net of a decrease in SX/EW copper production due to lower PLS grade. The decrease of 2.2 million pounds in the Mexican underground mines was due to an illegal work stoppage at the San Martin mine which did not produce in March.

Molybdenum production decreased from 8.9 million pounds in the first quarter of 2005 to 7.6 million pounds in the first quarter of 2006. This 14.6% decrease in production was the result of a decrease of 0.8 million pounds in the Peruvian production, due to lower ore grades at the Toquepala and Cuajone units and a decrease of 0.4 million pounds in La Caridad mine.

Mine zinc production amounted to 76.3 million pounds in the first quarter of 2006, a slight decrease from the first quarter of 2005.

The table below outlines the average metal prices during the three months periods ended March 31, 2006 and 2005.

Average Metals Prices

	Three Months Ended March 31,
	2006	2005	%Change
Copper ($ per pound – LME)	$2.24	$1.48	51.4
Copper ($ per pound – COMEX)	$2.25	$1.47	53.1
Molybdenum ($ per pound)	$22.25	$30.43	(26.9)
Zinc ($ per pound – LME)	$1.02	$0.60	70.0
Silver ($ per ounce – COMEX)	$9.70	$6.99	38.8

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Net Sales: Net sales in the first quarter of 2006 increased $175.2 million to $1,121.3 million from $946.1 million in the comparable period in 2005. The increase in net sales was principally the result of higher copper prices, and to a lesser extent higher zinc and silver prices. A decrease in the sales price of molybdenum and lower production and sale of molybdenum reduced these increases.

The table below presents information regarding the volume of our copper sales by segment for the three months ended March 31, 2006 and 2005.

Copper Sales (pounds):

	Three Months Ended March 31,
	2006	2005
Copper:
Peruvian operations	187,086	176,628
Mexican Open-pit	174,500	238,220
Mexican IMMSA unit	9,693	63,953
Inter segment elimination	(37,299)	(118,486)
Total copper sales	333,980	360,315

The table below presents information regarding the volume of sales by segment of our significant byproducts for the three months ended March 31, 2006 and 2005.

Byproduct Sales

(in thousand of pounds except silver - in	Three Months Ended March 31,
thousand ounces)	2006	2005
Peruvian operations
Molybdenum contained in concentrates	5,676	6,554
Zinc-refined and in concentrate	10,486	—
Silver	1,626	944

Mexican Open-pit
Molybdenum contained in concentrates	1,623	2,172
Zinc-refined and in concentrate	9,473	25,351
Silver	1,417	2,826

Mexican IMMSA unit
Zinc-refined and in concentrate	73,717	76,015
Silver	2,927	2,703

Intersegment elimination
Zinc-refined and in concentrate	(13,946)	(22,203)
Silver	(1,165)	(1,455)

Total Byproduct sales
Molybdenum contained in concentrates	7,299	8,726
Zinc-refined and in concentrate	79,730	79,163
Silver	4,805	5,018

At March 31, 2005, the Company has recorded provisionally priced sales of 134.4 million pounds of copper, at an average forward price of $2.47 per pound. Also the Company has recorded provisionally priced sales of 5.7 million pounds of molybdenum at an average price of $22.60 per pound. These sales are subject to final pricing based on the average monthly LME or COMEX copper prices and Dealer Oxide molybdenum prices in the future month of settlement, which will occur largely in the second quarter of 2006.

Management believes that the final pricing of these sales will not have a material effect on the Company’s financial position or results of operations.

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Operating Costs and Expenses: Operating costs and expenses were $488.6 million in the first quarter of 2006 compared with $474.5 million in the first quarter of 2005. Cost of sales (exclusive of depreciation, amortization and depletion) for the three months ended March 31, 2006 was $406.9 million compared with $389.6 million in the comparable 2005 period. The increase in cost of sales is attributable to an increase of $9.6 million in production cost due to the adoption of a new accounting policy which requires that all mine stripping costs for operating properties be charged to production. Additionally 2006 includes $14.9 million in increased fuel and power cost, $1.4 million of mining royalties partially offset by an increase in inventory of $30.6 million.

Selling and administrative expenses for the three months ended March 31, 2006 were $24.0 million compared with $ 18.6 million in the third quarter of 2005. The increase of $5.4 million is mainly attributable to an increase in fees for consulting services of $ 2.2 million, an increase in salaries and wages of $ 2.3 million and the tax on financial transactions in Peru.

Non-Operating Income (Expense):  Interest expense in the first quarter of 2006 was approximately 15.2% lower than the comparable 2005 period. This decrease is largely attributable to reductions in debt levels and lower interest rates.

In the three months ended March 31, 2005 we recorded a loss on derivative instruments of $7.3 million. See note F to our condensed consolidated combined financial statements for more information on these programs. The Company did not hold any derivative instruments in the first quarter of 2006.

In the three months ended March 31, 2005 we recorded a loss on debt prepayments of $1.7 million, related to a prepayment penalty on the retirement of our Peruvian bonds.

Interest income was $9.3 million in the first quarter of 2006 compared to $5.5 million in the first quarter of 2005. This increase was principally the result of higher cash balances in the period.

Taxes on Income:  Taxes on income for the first quarter ended March 31, 2006, was $199.9 million compared with $146.1 million for the same period of 2005. The increase was principally due to higher earnings in 2006. The effective tax rate for the three months ended March 31, 2006, was 32.1% compared to 32.8% for the same period in 2005.

Segment Results Analysis

Peruvian Open Pit Operations

The following table set forth net sales, operating cost and expenses and operating income for our Peruvian open pit operations segment, for the three months ended March 31, 2006 and 2005:

	Three Months ended March 31,
	2006	2005
	(in millions)
Net sales	$615.8	$487.2
Operating costs and expenses	(299.0)	(202.4)
Operating income	$316.8	$284.8

Net sales in the first quarter 2006 increased $128.6 million to $615.8 million from $487.2 million in the comparable period of 2005. The increase in net sales is principally the result of higher copper prices in the first quarter of 2006. Copper sales volume increased in 2006, principally as a result of the copper purchased from our Mexican operations. Molybdenum sales volume, however, decreased in 2006 period, due to lower production.

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Operating cost and expenses in the first quarter of 2006 increased by $96.6 million to $299.0 million from $202.4 million in the first quarter of 2005, principally due to higher cost of sales. Cost of sales (exclusive of depreciation, amortization and depletion) for the three months ended March 31, 2006 was $267.5 million compared to $172.3 million in the same period of 2005. The increase in cost of sales includes $77.9 million of metals purchased from our Mexican operations, $9.6 million of lower capitalized mine stripping cost, $2.5 million of net higher fuel and power cost, $5.0 million of higher workers’ participation and $1.3 million of higher mining royalties.

Mexican Open Pit Operations

The following table sets forth net sales, operating cost and expenses and operating income for our Mexican open pit operations segment for the three months periods ended March 31, 2006 and 2005:

	Three Months ended March 31,
	2006	2005
	(in millions)
Net sales	$484.8	$475.9
Operating costs and expenses	(218.9)	(297.8)
Operating income	$265.9	$178.1

Net sales in the first quarter of 2006 increased $8.9 million to $484.8 million from $475.9 million in the first quarter of 2005. The increase in net sales is principally result of higher copper and silver prices partially offset by lower copper sales volume.

Operating cost and expenses in the first quarter of 2006 decreased by $78.9 million to $218.9 million from $297.8 million in the first quarter of 2005, principally due to lower cost of sales and depreciation, amortization and depletion. Cost of sales (exclusive of depreciation, amortization and depletion) decreased $70.3 million to $183.9 million from $254.2 million in 2005. The decrease in cost of sales was principally due $75.1 million of lower copper and other metals purchased from third parties, principally from IMMSA and an increase in metal inventory of $21.6 million net of an increase of $17.2 million in fuel and power costs. The decrease of $10.0 million in depreciation, amortization and depletion was principally due to the amortization of capitalized mine stripping and leachable material cost in the 2005 quarter.

Mexican Underground Operations (IMMSA)

The following table set forth net sales, operating cost and expenses and operating income for our IMMSA segment, for the three months period ended March 31, 2006 and 2005.

	Three Months ended March 31,
	2006	2005
	(in millions)
Net sales	$133.7	$156.6
Operating costs and expenses	(87.3)	(134.0)
Operating income	$46.4	$22.6

Net sales in the first quarter 2006 decreased $22.9 million to $133.7 million from $156.6 million in the comparable period of 2005. The decrease in net sales is principally the result of lower copper production in the first quarter 2006 due to strike activity and the accident at the Pasta de Conchos coal mine. Operating cost and expenses in the first quarter of 2006 decreased by $46.7 million to $87.3 million from $134.0 million in the first quarter of 2005. Cost of sales (exclusive of depreciation, amortization and depletion) decreased $48.5 million to $74.9 million in the first quarter of 2006 from $123.4 million in the first quarter of 2005 principally due to

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$66.1 million of lower purchases of metals from third parties, $4.8 of lower power and fuel cost, partially offset by $10.8 million of higher workers’ participation.

Intersegment Eliminations and Adjustments

The net sales, operating costs and expenses and operating income displayed above will not be directly equal to amounts in our condensed consolidated combined statement of earnings because the adjustments of intersegment operating revenues and expenses must be taken into account. Please see Note J of the financial statements.

CASH FLOW

The following table shows the cash flow for the three months ended March 31, 2006 and 2005.

	Three Months Ended March 31,
	2006	2005
	(in millions)
Net cash provided from operating activities	$437.7	$352.5
Net cash used for investing activities	$(144.9)	$(105.1)
Net cash used for financing activities	$(407.3)	$(219.8)

Net cash provided by operating activities was $437.7 million in the first quarter of 2006, compared with $352.5 million in the 2005 period. The increase of $85.2 million was principally due to higher earnings.

Net cash used in investing activities was $144.9 million in the first quarter of 2006 compared with $105.1 million in the first quarter of 2005 and included $143.1 million for capital expenditures. The capital expenditures included investments at our Peruvian operations of $63.3 million for the Ilo smelter modernization project and $21.2 million for various other replacement expenditures. In addition, we spent $58.6 million for replacement assets at our Mexican operations, $ 50.8 million of which belongs to our Mexican open pit operations and $7.8 million in our IMMSA unit. In the first quarter of 2005, cash used for investing activities was $105.1 million; this amount includes capital spending of $75.3 million, $30.6 million of which was in the Ilo smelter modernization project, $19.8 million from other replacement expenditures in Peru and $24.9 million from replacement expenditure in Mexico. Investing activities also includes net purchases of marketable securities of $29.1 million in the first quarter of 2005.

Net cash used in financing activities in the first quarter of 2006 was $407.3 million, compared with $219.8 million in the first quarter of 2005. The first quarter of 2006 includes a dividend distribution of $404.9 million, compared with a distribution of $100.0 million in the first quarter of 2005. The first quarter of 2005 also includes a net debt pay-down of $119.0 million.

LIQUIDITY AND CAPITAL RESOURCES

On March 3, 2006, the Company paid a quarterly dividend of $2.75 per share, totaling $404.9 million. On April 25, 2006 the Board of Directors approved a quarterly dividend of $2.75 per share, totaling $404.9 million, to be paid on June 2, 2006 to shareholders of record as of May 16, 2006.

The Company’s biggest outstanding capital investment project is the Ilo smelter modernization. This project will modernize the smelter and bring SCC into compliance with PAMA requirements. In July 2003, we awarded the contract to provide the technology and basic engineering for the modernization of the Ilo smelter to Fluor Chile S.A. and Xstrata plc (formerly M.I.M. Holding Limited). The project is using the Australian ISASMELT technology and the Company believes that it will comply with the current environmental regulations. It is estimated that the construction of the project will be completed before January 2007, the deadline established by the PAMA.

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The estimated cost of this project is $500 million including $451.8 million expended through March 31, 2006.

We expect that we will meet our cash requirements for 2006 and beyond from internally generated funds, cash on hand and from additional external financing if required.

At March 31, 2006 the Company’s debt as a percentage of total capitalization (the total of debt, minority interest and stockholders equity) was 27.0% as compared with 26.0% at December 31, 2005. At March 31, 2006, the Company’s cash and cash equivalent amounted to $775.6 million compared to $876.0 million at December 31, 2005.

NON-GAAP INFORMATION RECONCILIATION

Reconciliation of operating cash cost to GAAP cost of sales in millions of dollars and cents per pound.

	Three Months Ended March 31,
	2006		2005
CASH COST	$ million	¢ per pound	$ million	¢ per pound
Cost of sales (including depreciation, amortization and depletion) – GAAP	$460.0	131.5	$450.5	122.7
Add:
Selling, general and administrative expenses	24.0	6.9	18.6	5.1
Treatment and refining charges	12.2	3.5	4.6	1.3
Less:
By products revenue	(333.4)	(95.3)	(410.4)	(111.7)
Depreciation, amortization and depletion	(53.1)	(15.2)	(61.0)	(16.6)
Workers participation	(61.6)	(17.6)	(56.8)	(15.5)
Royalty charge and other	(7.4)	(2.2)	(8.2)	(2.4)
Inventory change	34.2	9.8	3.5	1.0
Operating cash cost	74.9	21.4	(59.2)	(16.1)

Add byproduct revenue	333.4	95.3	410.4	111.7

Operating cash cost, without byproduct revenue	$408.3	116.7	$351.2	95.6

Total pounds of copper produced and purchased (in millions)		349.7		367.3

Impact of New Accounting Standards

Please see note “K” to our condensed consolidated combined financial statements.

Cautionary Statement:

Forward-looking statements in this report and in other Company statements include statements regarding expected commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates, operating efficiencies, costs and expenditures as well as projected demand or supply for the Company’s products. Actual results could differ materially depending upon factors including the risks and uncertainties relating to general U.S. and international economic and political conditions, the cyclical and volatile prices of copper, other commodities and supplies, including fuel and electricity, availability of materials, insurance coverage, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, lower than expected ore

32

grades, water and geological problems, the failure of equipment or processes to operate in accordance with specifications, failure to obtain financial assurance to meet closure and remediation obligations, labor relations, litigation and environmental risks as well as political and economic risk associated with foreign operations. Results of operations are directly affected by metal prices on commodity exchanges that can be volatile.

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Item 4. Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of March 31, 2006, the Company carried out an evaluation, under the supervision and with the participation of the Company’s Disclosure Committee and the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as such term is defined in Rules
13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended).  Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

There was no change in the Company’s internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and
15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the quarter ended March 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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Mexico City, May 2, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Southern Copper Corporation:

We have reviewed the accompanying condensed consolidated balance sheet of Southern Copper Corporation and subsidiaries as of March 31, 2006 and the related condensed consolidated combined statements of earnings and cash flows for each of the three-month periods ended March 31, 2006 and 2005. These interim condensed consolidated combined financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to the accompanying condensed consolidated combined interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2005, and the related consolidated combined statement of earnings, changes in stockholder’s equity and cash flows for the year then ended, management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005; and in our report dated March 13, 2006, we expressed unqualified opinions thereon. The consolidated combined financial statements and management’s assessment of the effectiveness of internal control over financial reporting referred to above are not presented herein. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PRICEWATERHOUSECOOPERS

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Part II - OTHER INFORMATION

Item 1. - Legal Procedures

The information provided in Note H to the condensed consolidated combined financial statements contained in Part I of this Form 10-Q, is incorporated herein by reference.

Item 6.             Exhibits

Exhibit No.	Description of Exhibit
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. This document is being furnished in accordance with SEC Release No. 33-8238.
32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. This document is being furnished in accordance with SEC Release No. 33-8238.

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHERN COPPER CORPORATION
(Registrant)

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer
Date: May 2, 2006

/s/ J. Eduardo Gonzalez Felix
J. Eduardo Gonzalez Felix
Date: May 2, 2006	Vice President, Finance and Chief Financial Officer

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Exhibit 31.1

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I, Oscar Gonzalez Rocha, President and Chief Executive Officer of Southern Copper Corporation, certify that:

1.               I have reviewed this quarterly report on Form 10-Q of Southern Copper Corporation;

2.               Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.               Based on my knowledge, the condensed consolidated combined financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f) for the registrant and we have:

a.               Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.              Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed consolidated combined financial statements for external purposes in accordance with generally accepted accounting principles;

c.               Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d.              Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.               All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

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b.              Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer
Date: May 2, 2006

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 Exhibit 31.2

CERTIFICATION PURSUANT TO

Section 302 of the Sarbanes-Oxley Act of 2002

I, J. Eduardo Gonzalez Felix, Vice President, Finance and Chief Financial Officer of Southern Copper Corporation, certify that:

1.               I have reviewed this quarterly report on Form 10-Q of Southern Copper Corporation;

2.               Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.               Based on my knowledge, the condensed consolidated combined financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.               The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f) for the registrant and we have:

a.               Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b.              Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of condensed consolidated combined financial statements for external purposes in accordance with generally accepted accounting principles;

c.               Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

d.              Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.               The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.               All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

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b.              Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ J. Eduardo Gonzalez Felix
J. Eduardo Gonzalez Felix
Vice President, Finance and Chief Financial Officer
Date: May 2, 2006

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Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Southern Copper Corporation (the “Company”) on Form 10-Q for the period ending March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Oscar Gonzalez Rocha, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer
Date: May 2, 2006

A signed original of this written statement required by section 906 has been provided to Southern Copper Corporation and will be retained by Southern Copper Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Southern Copper Corporation (the “Company”) on Form 10-Q for the period ending March 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, J. Eduardo Gonzalez Felix, Vice President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)          The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)          The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Eduardo Gonzalez Felix
J. Eduardo Gonzalez Felix
Vice President, Finance and Chief Financial Officer
Date: May 2, 2006

A signed original of this written statement required by section 906 has been provided to Southern Copper Corporation and will be retained by Southern Copper Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

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Annex D: Definitive Proxy Statement on Schedule 14A

D-1

March 29, 2006

Dear Common Stockholder:

You are cordially invited to attend the annual meeting of stockholders, which will be held at the offices of Grupo Mexico, S.A. de C.V., Baja California No. 200, Fifth Floor, Colonia Roma Sur, Mexico City, Mexico, on Thursday, April 27, 2006, at 5:00 P.M., Mexico City time. We hope you can be with us.

At the meeting, you will be asked to elect thirteen directors, to approve amendments to our by-laws and our Amended and Restated Certificate of Incorporation, and to ratify the selection of PricewaterhouseCoopers S.C. as our independent accountants.

The meeting also provides you with an opportunity to review our activities and our plans and prospects for the future.

It is important that your shares be represented at the meeting whether or not you are able to attend in person. Therefore, you are asked to vote, sign, date, and mail the enclosed proxy card. Please do so today. In Peru, you may deliver your signed proxy card to our offices in Lima, Toquepala, and Cuajone.

Sincerely,

Germán Larrea Mota-Velasco	Oscar González Rocha
Chairman of the Board	President and Chief
Executive Officer

2575 E. Camelback Road, Suite 500, Phoenix, Arizona 85016 TEL (602) 977-6595
Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Peru
TEL (511) 372-1414, ext. 3312 (Spanish), ext. 3325 (English)

2575 E. Camelback Road, Suite 500, Phoenix, Arizona 85016	Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Peru

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 27, 2006

To the Common Stockholders of Southern Copper Corporation:

The annual meeting of stockholders of Southern Copper Corporation will be held at the offices of Grupo Mexico, S.A. de C.V.(“Grupo Mexico”), Baja California No. 200, Fifth Floor, Colonia Roma Sur, Mexico City, Mexico, on Thursday, April 27, 2006, at 5:00 P.M., Mexico City time, for the following purposes:

(1)   To elect our thirteen directors, who will serve until the 2007 annual meeting;

(2)   To amend our by-laws to:

(a)           eliminate certain extraneous provisions relating to our retired series of Class A Common Stock;

(b)          introduce a new provision for advance notice to shareholders seeking to nominate directors or to propose other business at annual or special meetings of the Common Stockholders (as applicable);

(c)           substitute Grupo Mexico for ASARCO Incorporated (“Asarco”) in the “Change in control” definition in our by-laws; and

(d)          eliminate the 80% supermajority vote requirement for certain corporate actions;

(3)   To amend our Amended and Restated Certificate of Incorporation to increase the number of shares of common stock which we are authorized to issue from 167,207,640 shares to 320,000,000 shares (as described in more detail in the proxy statement accompanying this notice);

(4)   To ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers S.C. as our independent accountants for calendar year 2006; and

(5)   To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on March 23, 2006 (the “record date”) will be entitled to vote at the annual meeting. Stockholders of record who attend the annual meeting in person may withdraw their proxies and vote in person if they wish.

By order of the Board of Directors,
/s/ Armando Ortega Gómez
Armando Ortega Gómez, Secretary
Phoenix, Arizona, March 29, 2006

Your Vote is Important
Please mark, sign, date and return your enclosed proxy card

PROXY STATEMENT

This proxy statement is furnished as part of the solicitation by the Board of Directors of Southern Copper Corporation (“SCC”, “us”, “our”, or the “Company”), 2575 E. Camelback Road, Suite 500, Phoenix, Arizona 85016, USA, and Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Peru, of the proxies of all holders of common stock (the “Common Stockholders” or “you”), par value $0.01 per share entitled to vote at the annual meeting to be held on April 27, 2006, and at any adjournment thereof. This proxy statement and the enclosed form of proxy are being mailed commencing on or about April 4, 2006, to the Common Stockholders of record on March 23, 2006. Additional copies will be available at our offices in the United States, Lima and other locations in Peru.

Any proxy in the enclosed form given pursuant to this solicitation and received in time for the annual meeting will be voted with respect to all shares represented by it and in accordance with the instructions, if any, given in such proxy. If we receive a signed proxy with no voting instructions given, such shares will be voted for the proposal to elect directors, for approval of the amendments to our by-laws, the approval of the amendments to the Amended and Restated Certificate of Incorporation (the “Certificate”), and for the proposal to ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers S.C. (“PwC”), as our independent accountants for the calendar year 2006. Any proxy may be revoked at any time prior to the exercise thereof by notice from you, received in writing by our Secretary, or by written ballot voted at the meeting or by delivery of a later dated proxy card.

Our outstanding shares consist of Common Stock, par value $0.01 per share (the “Common Stock”). At the close of business on March 23, 2006 we had outstanding 147,228,025 shares of Common Stock. Each share of Common Stock outstanding on March 23, 2006, the record date for the annual meeting, is entitled to vote at the meeting. Each share of Common Stock is entitled to one vote.

VOTING SECURITIES

Our Certificate provides for a Board of Directors to be fixed from time to time by resolution of a majority of the Board of Directors, provided that the number of directors shall not be less than six or more than fifteen. The Board of Directors at its meeting held on January 26, 2006 fixed the number of directors at thirteen. The directors are elected by the Common Stockholders, with each share of Common Stock outstanding at the March 23, 2006 record date entitled to one vote at the annual meeting.

Our by-laws provide that the presence in person or by proxy of the Common Stockholders of record holding a majority of the outstanding shares of Common Stock entitled to vote at the meeting shall constitute a quorum for the purpose of electing directors. A plurality of the votes cast by you is required for the election of the thirteen directors. Abstentions and broker non-votes are counted for quorum purposes but are not counted either as votes cast “For” or “Against” any nominee. A broker “non-vote” occurs when a broker submits a proxy card with respect to shares of Common Stock held in a fiduciary capacity (typically referred to as being held in “street name”) but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner.

The presence in person or by proxy of the holders of the outstanding shares of Common Stock entitled to cast a majority of the votes at the meeting shall constitute a quorum for purposes of voting on proposals other than the election of directors.

The proposal to eliminate extraneous provisions of our by-laws will be adopted upon the affirmative vote of 80% of the voting power of all shares of Common Stock entitled to vote. The proposal to amend the advance notice requirements of our by-laws will be adopted upon the affirmative vote of the holders of a majority of our Common Stock. The proposal to amend the definition of “Change in Control” will be adopted upon the affirmative vote of a majority of the votes cast at the annual meeting by stockholders entitled to vote at the meeting. The proposal to eliminate 80% supermajority vote requirement will be

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adopted upon the affirmative vote of 80% of the voting power of all shares of Common Stock entitled to vote.

Except with respect to the amendment substituting Grupo Mexico for Asarco in the definition of “Change in Control”, abstentions and broker non-votes will have the same effect as a vote “Against” the foregoing proposals to amend our by-laws. Abstentions and broker non-votes are counted for quorum purposes but are not counted either as votes cast “For” or “Against” the proposal to substitute Grupo Mexico for Asarco in the definition of “Change in Control” in Section 9.15 of Article IX of our by-laws.

Pursuant to Sections 242 and 245 of the Delaware General Corporation Law (“DGCL”), the amendments to our Certificate must be approved by the holders of a majority of our issued and outstanding shares of Common Stock. Abstentions and broker non-votes will have the same effect as a vote “Against” the proposal to amend our Certificate.

The affirmative vote of a majority of the votes cast at the meeting by the holders of shares of Common Stock entitled to vote thereon is required to ratify the selection of the independent accountants described in this proxy statement. Abstentions and broker non-votes are counted for quorum purposes but are not counted either as votes cast “For” or “Against” the proposal to ratify the selection of the independent accountants described in this proxy statement.

When a Common Stockholder participates in the Dividend Reinvestment Plan applicable to our Common Stock, the Common Stockholder’s proxy to vote shares of Common Stock will include the number of shares held for him by The Bank of New York, the agent under the plan. If you do not send any proxy, the shares held for you account in the Dividend Reinvestment Plan will not be voted. Shares of Common Stock, owned under our Savings Plan, will be voted by the trustee under the plan in accordance with the instructions contained in the proxy submitted by the beneficial Common Stockholder. Any shares held by the trustee for which no voting instructions are received will be voted by the trustee in the same proportion as the shares for which voting instructions have been received.

No Dissenters’ or Appraisal Rights

Stockholders who do not consent to the amendments of the Certificate and the by-laws as described in this proxy statement are not entitled to assert dissenters’ or appraisal rights under Section 262 of the DGCL.

ELECTION OF DIRECTORS

Thirteen nominees are proposed for election by you at the annual meeting. The nominees to be voted on by you are Emilio Carrillo Gamboa, Jaime Fernando Collazo González, Xavier García de Quevedo Topete, Oscar González Rocha, J. Eduardo González Félix, Harold S. Handelsman, Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Armando Ortega Gómez, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, Juan Rebolledo Gout, and Carlos Ruiz Sacristán. All of the nominees are currently serving as directors.

The Certificate requires the Board of Directors to include a certain number of special independent directors. A special independent director is a person who (i) satisfies the independence standards of the New York Stock Exchange (“NYSE”) (or any other exchange or association on which the Common Stock is listed) and (ii) is nominated by a Special Nominating Committee of the Board of Directors.

The Special Nominating Committee, composed of Messrs. Luis Miguel Palomino, Carlos Ruiz Sacristán (each a Special Designee) and Armando Ortega Gómez (the Board Designee), has nominated Messrs. Harold S. Handelsman, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán as special independent directors. In addition, the Board of Directors at its January 26, 2006 meeting selected Mr. Emilio Carrillo Gamboa as our fifth independent director. For further information please see the section on “Special Independent Directors/Special Nominating Committee.”

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Proxies in the enclosed form will be voted, unless authority is withheld, for the election of the nominees named below. If any person should be unavailable for election, proxies will be voted for another individual chosen by the Board of Directors as a substitute for the unavailable nominee.

NOMINEES FOR ELECTION AS DIRECTORS

The following thirteen individuals have been nominated for election to the Board of Directors.

Common Stock Director	Age	Position
Germán Larrea Mota-Velasco	52	Chairman of the Board and Director
Oscar González Rocha	67	President, Chief Executive Officer, and Director
Emilio Carrillo Gamboa	68	Director
Jaime Fernando Collazo González	54	Director
Xavier García de Quevedo Topete	59	Executive Vice President, Chief Operating Officer and Director
J. Eduardo González Félix	37	Vice President, Finance and Chief Financial Officer, and Director
Harold S. Handelsman	59	Director
Genaro Larrea Mota-Velasco	45	Director
Armando Ortega Gómez	45	Vice President, Legal, General Counsel, Secretary, and Director
Luis Miguel Palomino Bonilla	46	Director
Gilberto Perezalonso Cifuentes	63	Director
Juan Rebolledo Gout	55	Director
Carlos Ruiz Sacristán	56	Director

Germán Larrea Mota-Velasco,   Director. Mr. Larrea has been Chairman of the Board since December 1999, Chief Executive Officer from December 1999 to October 2004, and a director of the Company since November 1999. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Grupo Mexico (holding) since 1994. Mr. Larrea is also the Chairman and Chief Executive Officer of Americas Mining Corporation (“AMC”) (mining division) since 2003. Mr. Larrea has been Chairman of the Board of Directors and Chief Executive Officer of Grupo Minero México (mining division) since 1994, and of Grupo Ferroviario Mexicano (railroad division) since 1997. Mr. Larrea was previously Executive Vice Chairman of Grupo Mexico, and has been member of the Board of Directors since 1981. He is also Chairman of the Board of Directors and Chief Executive Officer of Empresarios Industriales de México (holding); Perforadora México (drilling company), México Compañia Constructora (construction company), Fondo Inmobiliario (real estate company), since 1992. He founded Grupo Impresa, a printing and publishing company in 1978, remaining as the Chairman and Chief Executive Officer until 1989 when the company was sold. He is also a director of Grupo Financiero Banamex, (Citigroup) S.A. de C.V., Banco Nacional de México, S.A., Consejo Mexicano de Hombres de Negocios, and Grupo Televisa, S.A. de C.V. He and Mr. Genaro Larrea Mota-Velasco are brothers.

Oscar González Rocha,   Director. Mr. Oscar González Rocha has been our Chief Executive Officer since October 21, 2004 and its President since December 1999. He has been a director of the Company since November 1999. Previously, he was our General Director and Chief Operating Officer from December 1999 to October 20, 2004. Mr. González has been a director of Grupo Mexico from 2002 to present and Managing Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1999 and of Mexicana de Cananea, S.A. de C.V. from 1990 to 1999. He has been an alternate director of Grupo Mexico from 1988 to April 2002.

Emilio Carrillo Gamboa,   Director. Mr. Emilio Carrillo Gamboa has been a director of the Company since May 30, 2003 and is our fifth independent director nominee. Mr. Carrillo Gamboa is a prominent lawyer in Mexico and has been a partner of the law firm Bufete Carrillo Gamboa, S. C., a law firm

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specializing in corporate, financial, commercial, and public utility issues, for the last five years. Mr. Carrillo Gamboa has extensive business experience and currently serves on the boards of many prestigious international and Mexican corporations as well as charitable organizations. Since March 9, 2005 he is Chairman of the Board of the Mexico Fund, Inc. (NYSE—msxf), a nondiversified closed-end management investment company. He is also Chairman of the Board of Holcim-Apasco, S.A. de C.V. (cement company). Mr. Carrillo was Director General of Teléfonos de Mexico S.A. de C.V. (TELMEX) and from July 1987 to February 1989, he was Mexico’s Ambassador to Canada. Mr. Carrillo is a director of the following companies: Grupo Modelo, S.A. de C.V. (beer brewing), Kimberly-Clark de México, S.A. de C.V. (consumer products), San Luis Corporacion, S.A. de C.V. (automotive parts), Empresas ICA Sociedad Controladora, S.A. de C.V. (construction), Holcim Apasco, S.A. de C.V., The Mexico Fund, Inc., Bank of Tokyo—Mitsubishi (México), S.A., Gasoductos de Chihuahua, S. de R.L. de C.V. and subsidiaries, Innova, S. de R.L. de C.V. and subsidiaries, and Grupo Mexico and subsidiaries. He is member of the Valuation, Contract Review and Nominating and Corporate Governance Committees of the Mexico Fund and a member of the Audit Committee of the following companies: Empresas ICA Sociedad Controladora, S.A. de C.V. since 2002, Holcim-Apasco, S.A. de C.V. since 2002, Grupo Modelo, S.A. de C.V. since 2002, Kimberly-Clark de México, S.A. de C.V. since 2002, San Luis Corporacion, S.A. de C.V. since 2002, The Mexico Fund, Inc. since 2002, and Grupo Mexico since 2003. Except for Bank of Tokyo—Mitsubishi (México), S.A., Gasoductos de Chihuahua, S. de R.L. de C.V., and Innova, S. de R.L. de C.V., which are private companies, the rest are public companies listed on the Mexican Stock Exchange, and two are listed on the NYSE:  The Mexico Fund, Inc., and Empresas ICA Sociedad Controladora, S.A. de C.V. Mr. Carrillo Gamboa has a law degree from the Autonomous National University of Mexico, attended a continuous legal education program at Georgetown University Law School, and practiced at the World Bank.

Jaime F. Collazo Gonzalez,   Director. Mr. Collazo has been a director of the Company since April 28, 2004 and our Vice President, Finance and Chief Financial Officer from April 28, 2004 to March 10, 2005. He has been Director of Administration, Auditing and Information Technology of Grupo Mexico since March 2004. From 1998 to 2003, Mr. Collazo Gónzalez held the position of Managing Partner of Administration and Business Consulting, SC (a business consulting firm). Previously, he held several positions with IBM de Mexico, S.A., the last one being Vice President and Chief Financial Officer, prior to his retirement in 1998. He holds a Bachelor’s degree in Administration from Universidad Tecnológica de México and a Master degree in Business Administration from Instituto Tecnológico y de Estudios Superiores de Monterrey.

Xavier García de Quevedo Topete,   Director. Mr. García de Quevedo has been a director of the Company since November 1999 and our Executive Vice President and Chief Operating Officer since April 12, 2005. He has been the President and Chief Executive Officer of Minera Mexico, S. A. de C. V. from September 2001 to April 2005. He was Managing Director of Grupo Ferroviario Mexicano, S.A. de C.V. and of Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999, and Director General of Exploration and Development of Grupo Mexico from 1994 to 1997. He has been a Director of Grupo Mexico since April 2002.

J. Eduardo González Félix,   Director. Mr. Eduardo González Félix has been a director of the Company and our Vice President, Finance and Chief Financial Officer since March 11, 2005. He has been the President and Chief Financial Officer of Grupo Mexico’s Mining Division (Americas Mining Corporation or “AMC”) from January 2004 to March 2005 and its Chief Financial Officer from 1999 to March 2003. Mr. González has been the Chief Financial Officer of Minera Mexico from mid-2001 to December 2003. He had also headed Grupo Mexico’s Treasury and Investor Relations departments from 1999 to 2001. Prior to joining Grupo Mexico, Mr. González was a Senior Associate at McKinsey & Company, Inc., heading work for clients in various countries and industry sectors. Mr. González holds two degrees from the University of Arizona in Economics and Political Science and a Master in Business Administration in Finance and International Business from the University of Chicago, Graduate School of

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Business. He has also concluded extensive graduate studies and research in Political Philosophy and European Union Economics at the Oxford University in England. Mr. González has also worked at the Kimberly-Clark Corporation and at the Chicago Board of Trade.

Harold S. Handelsman,   Director. Mr. Handelsman has been a director of the Company since August 2002 and is a special independent director nominee. Mr. Handelsman has been Executive Vice President and General Counsel of The Pritzker Organization, LLC, a private investment firm, since 1998. Mr. Handelsman has also been a senior executive officer of the Hyatt Corporation since 1978 and currently serves as Executive Vice President of Global Hyatt Corporation, and is a director of a number of private corporations. He received a B.A. degree from Amherst College in 1968 and a J.D. degree from Columbia University in 1973.

Genaro Larrea Mota-Velasco,   Director. Mr. Larrea was our Vice President, Commercial from December 1999 until April 25, 2002, and has been a director since November 1999. He was Managing Commercial Director of Grupo Mexico from 1994 to August 30, 2001, and has been a director of Grupo Mexico since 1994. He and Mr. Germán Larrea Mota-Velasco are brothers.

Armando Ortega Gómez,   Director. Mr. Ortega has been our Vice President-Legal and Secretary since April 25, 2002 and a director since August 2002. He has been our General Counsel since October 23, 2003. Previously, he was our Assistant Secretary from July 25, 2001 to April 25, 2002. He has been General Counsel of Grupo Mexico since May 2001. He is also Assistant Secretary of Grupo Mexico. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from January 1998 to mid-May 2001, and was negotiator for international matters for said Ministry from 1988 to May 2001.

Luis Miguel Palomino Bonilla,   Director. Mr. Luis Miguel Palomino Bonilla has been a director of the Company since March 19, 2004 and is a special independent director nominee. Mr. Palomino has been the principal and senior consultant of Proconsulta International (a financial consulting firm) since 2003. Previously he was First Vice President and Chief Economist, Latin America for Merrill Lynch Pierce Fenner & Smith, New York (investment banking) from 2000 to 2002. He was Chief Executive Officer, Senior Country and Equity Analyst of Merrill Lynch, Peru (investment banking) from 1995 to 2000. Mr. Palomino has held various positions with banks and financial institutions as an economist, financial advisor and analyst. He has a PhD in finance from the Wharton School of the University of Pennsylvania, Philadelphia, and graduated from the Economics Program of the University of the Pacific, Lima, Peru.

Gilberto Perezalonso Cifuentes,   Director. Mr. Gilberto Perezalonso Cifuentes has been a director of the Company since June 2002 and is a special independent director nominee. From 1980 until February 1998, Mr. Perezalonso held various positions with Grupo Cifra S.A. de C.V., the most recent position being that of General Director of Administration and Finance. From 1998 until April 2001, he was Executive Vice President of Administration and Finance of Grupo Televisa, S.A. Mr. Perezalonso was the Chief Executive Officer of Aeroméxico (Aerovías de México, S.A. de C.V.) from 2004 until December 2005. He is also currently Treasurer of the Asociación Vamos México A.C., consultant to the Presidency of Grupo Televisa, S.A. and a member of its Board and its Executive Committee. He is also a member of the investment committee of IBM de México. He is a member of the advisory council of Banco Nacional de México, S.A. de C.V., the board and of the investment committee of Afore Banamex, the board and of the investment committee of Siefore Banamex No. 1, and is a member of the Boards of Gigante, S.A. de C.V., International Center for Human Development, Costa Rica, Masnegocio Co. S. de R.L. de C.V., and Financiera Compartamos, S.A. de C.V., SFOL. Mr. Perezalonso is a member of the Audit Committee of Televisa S.A. de C.V. and Cablevision, S.A. de C.V. Mr. Perezalonso has a law degree from the Iberoamerican University and a Master’s Degree in Business Administration from the Business Administration Graduate School for Central America (INCAE). Mr. Perezalonso has also attended the Corporate Finance program at Harvard University.

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Juan Rebolledo Gout,   Director. Mr. Rebolledo has been a director of the Company since May 30, 2003. Mr. Rebolledo has been International Vice President of Grupo Mexico since 2001. He was Deputy Secretary of Foreign Affairs of Mexico from 1994 to 2000 and Deputy Chief of Staff to the President of Mexico from 1993 to 1994. Previously, he was Assistant to the President of Mexico (1989-1993), director of the “National Institute for the Historical Studies of the Mexican Revolution” of the Secretariat of Government (1985-1988), Dean of Graduate Studies at the National Autonomous University of Mexico, Political Science Department (1984-1985), and professor of said university (1981-1983). Mr. Rebolledo holds a law degree from the National Autonomous University of Mexico, an MA in philosophy from Tulane University, and an LLM from Harvard Law School.

Carlos Ruiz Sacristán,   Director. Mr. Carlos Ruiz Sacristán has been a director of the Company since February 12, 2004 and is a special independent director nominee. Since November 2001, he has been the owner and managing partner of Proyectos Estrategicos Integrales, a Mexican investment banking firm specialized in agricultural, transport, tourism, and housing projects. Mr. Ruiz has held various distinguished positions in the Mexican government, the most recent being that of Secretary of Communication and Transportation of Mexico from 1995 to 2000. While holding that position, he was also Chairman of the Board of Directors of the Mexican-owned companies in the sector, and member of the Board of Directors of development banks. Mr. Ruiz holds a bachelor’s degree in business administration from the Anahuac University of Mexico City, and an MBA degree from Northwestern University of Chicago.

Security Ownership of Certain Beneficial Owners

Set forth below is certain information with respect to those persons who are known by us to have been, as of January 31, 2006, except as otherwise indicated, beneficial owners of more than five percent of our outstanding Common Stock.

	Common Stock
	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock
Americas Mining Corporation 2575 East Camelback Road Suite 500 Phoenix, AZ 85016(a)	110,556,589	75.09%

(a)           Pursuant to Amendment No. 12 to the Schedule 13D filed by Grupo Mexico, Grupo Minero México Internacional, S.A. de C.V. (“GMMI”), AMC and SPHC II Incorporated (“SPHC II”) on May 23, 2005. As of May 23, 2005, Grupo Mexico, GMMI, AMC and SPHC II each had the sole power to vote or direct the vote of 0 shares; the sole power to dispose or direct the disposition of 0 shares; and had the shared power to dispose or direct the disposition of 110,556,589 shares. Of the 110,556,589 shares, 67,207,640 were held by AMC and 43,348,949 were held by SPHC II, both subsidiaries of Grupo Mexico. On September 6, 2005, SPHC II merged with and into AMC pursuant to a Certificate of Ownership and Merger filed by AMC with the Secretary of State of the State of Delaware. As a result of the merger, AMC currently owns 110,556,589 shares of our Common Stock.

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Beneficial Ownership of Management

The information set forth below as to the shares of our Common Stock beneficially owned by the nominees, directors and executive officers named in the Summary Compensation Table below and by all nominees, directors and officers as a group is stated as of January 31, 2006.

	Southern Copper Corporation
	Shares of the Our Common Stock Beneficially Owned(a)	Percent of Outstanding Common Stock
Germán Larrea Mota-Velasco(c)	1,400	(b)
Xavier García de Quevedo Topete	400	(b)
Oscar González Rocha	0
J. Eduardo González Félix	0
Juan Rebolledo Gout	0
Jaime Fernando Collazo Gonzalez	0
Emilio Carrillo Gamboa	600	(b)
Carlos Ruiz Sacristán	600	(b)
Harold S. Handelsman	800	(b)
Genaro Larrea Mota-Velasco	400	(b)
Armando Ortega Gómez	800	(b)
Gilberto Perezalonso Cifuentes	1,000	(b)
Luis Miguel Palomino Bonilla	600	(b)
All nominees, directors and officers as a group (16) individuals)(d)	6,680

(a)           Information with respect to beneficial ownership is based upon information furnished by each nominee, director or officer. Except as noted below, all nominees, directors and officers have sole voting and investment power over the shares beneficially owned by them.

(b)          Less than 0.5%.

(c)           Mr. Larrea disclaims beneficial ownership over our shares owned by AMC, which in turn is controlled by Grupo Mexico.

(d)          Includes 80 shares of Mr. Jose N. Chirinos, our Comptroller.

In addition, the following information is provided in satisfaction of applicable rules of the Securities and Exchange Commission (“SEC”). Grupo Mexico is a Mexican corporation with its principal executive offices located at Baja California 200, Colonia Roma Sur, 06760 Mexico City, Mexico. Grupo Mexico’s principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway services. Grupo Mexico shares are listed on the Mexican Stock Exchange.

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The largest shareholder of Grupo Mexico is Empresarios Industriales de Mexico, S.A. de C.V., a Mexican corporation (“EIM”). The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, construction, real estate and drilling. The Larrea family, including Mr. Germán Larrea, directly controls the majority of the capital stock of EIM and directly and indirectly controls a majority of the votes of the capital stock of Grupo Mexico.

Director/Officer	Beneficial Ownership
Genaro Larrea Mota-Velasco	29,040,000
Oscar González Rocha	682,240
Jaime F. Collazo González	17,170
Vidal Muhech Dip	5,000
Armando Ortega Gómez	10,461
Juan Rebolledo Gout	100,000
Total	29,854,871

Except as set forth above, and to our knowledge, none of the nominees, directors and executive officers named in the Summary Compensation Table beneficially own any equity security of Grupo Mexico.

Committee Reports on Executive Compensation

Compensation Committee

The Compensation Committee is comprised of Messrs. Germán Larrea Mota-Velasco, Oscar González Rocha, Xavier García de Quevedo Topete, and Gilberto Perezalonso Cifuentes. The Committee did not meet in 2005.

The Compensation Committee of the Board of Directors has general responsibility for the administration, interpretation and oversight of all aspects of remuneration, including compensation, benefits and perquisites, of all of our executive officers and our other key employees and our subsidiaries.

The Compensation Committee has the authority to delegate any of its authority to subcommittees designated by the Compensation Committee to the extent permitted by law. The Compensation Committee may delegate its administrative duties to the Chief Executive Officer or other members of senior management, as permitted by applicable law and regulations. The Compensation Committee has the sole authority to retain and terminate any counsel or other advisors, including sole authority to approve fees and other retention terms.

The Compensation Committee produces the Compensation Committee Report on Executive Compensation for inclusion in our SEC filings and furnished the following report on compensation of executive officers in 2005.

In 2005, the only executive officers compensated by us were Messrs. Oscar González Rocha, our President and Chief Executive Officer and Jose N. Chirinos, our Comptroller. The base salary of Mr. González Rocha was determined by us and is reflected in an employee agreement mandated by Peruvian law. The base salaries of Messrs. Oscar González Rocha and Jose N. Chirinos follow the guidelines of salaries of our other key employees in Peru. The other items of the compensation paid in 2005 to Messrs. Oscar González Rocha and Jose N. Chirinos are consistent with compensation paid to our other key employees in Peru or are mandated by Peruvian law. For 2005 we approved an incentive cash payment to Messrs. Oscar González Rocha and Jose N. Chirinos in recognition of their performance. The incentive cash payments to Messrs. Oscar González Rocha and Jose N. Chirinos are reflected in the Summary Compensation Table.

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In 2005, the Compensation Committee did not award cash incentive compensation under the Southern Copper Corporation Incentive Compensation Plan to Messrs. Oscar González Rocha and Jose N. Chirinos. The Compensation Committee under the Southern Copper Corporation Incentive Compensation Plan determines annual cash incentive payments to our key salaried employees. A target level of annual incentive compensation is established for each eligible employee based on the level of responsibility attached to such employee’s position. For executive officers these targets are set at competitive median levels. The Compensation Committee determines the officers’ levels of responsibility after review of substantially equivalent positions among our peers.

Under the Incentive Compensation Plan, awards to employees are established from a predetermined target level, based upon performance measured in the areas of production, safety and environmental at two levels: individual and company-wide.

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, we may not deduct, with certain exceptions, compensation in excess of $1 million to the Chief Executive Officer and the four other highest paid executive officers as required to be reported in our proxy statement. The Compensation Committee does not believe that Section 162(m) will have any immediate material impact on us because, among other things, officer salaries principally enter into the calculation of non-US source taxable income. Due to the availability of foreign tax credits, the Company will not normally incur a U. S. tax liability on its non-US source taxable income. The Compensation Committee will, however, continue to monitor our executive compensation programs to ensure their effectiveness and efficiency in light of our needs, including Section 162(m).

The Compensation Committee:
Germán Larrea Mota-Velasco
Xavier García de Quevedo Topete
Gilberto Perezalonso Cifuentes
Oscar González Rocha

Stock Incentive Plan Committee

Our Stock Incentive Plan Committee of the Board of Directors administers our Stock Incentive Plan. The members of the Committee currently are Messrs. Emilio Carrillo Gamboa, Luis Miguel Palomino Bonilla, and Gilberto Perezalonso Cifuentes. The Committee did not meet in 2005.

The Stock Incentive Plan Committee selects officers and other employees for participation in this plan and decides upon the timing, pricing and amount of awards and benefits granted under the Stock Incentive Plan.

No long-term incentive compensation was awarded in 2005. Long-term incentive compensation consists of awards of restricted stock and/or stock options and are designed to link the interests of executive officers and selected employees with those of stockholders by providing an incentive to manage our business as an owner with an equity stake. Awards generally are made to selected officers and employees, and are made within long-term incentive targets based upon analyses by us and consideration of each executive’s and employee’s performance. In the case of the Chief Executive Officer, the Stock Incentive Plan Committee also considers the Chief Executive Officer’s performance and responsibility in directing our performance.

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Audit Committee Report

In 2005, the Southern Copper Corporation Audit Committee was comprised of three independent directors, Messrs. Emilio Carrillo Gamboa, Luis Miguel Palomino Bonilla and Gilberto Perezalonso Cifuentes. Mr. Perezalonso has been a member of the Audit Committee since June 2002.

Mr. Emilio Carrillo Gamboa was elected to the Board on May 30, 2003 and to the Audit Committee in July 2003. Mr. Carrillo chairs the Audit Committee. Mr. Luis Miguel Palomino Bonilla was elected to the Board and the Audit Committee on March 19, 2004.

Our Board of Directors determined that Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Emilio Carrillo are independent of management and financially literate in accordance with the qualifications of the NYSE and the SEC, as such qualifications are interpreted by our Board of Directors in its business judgment. In addition, the Board of Directors determined that Messrs. Luis Miguel Palomino Bonilla and Gilberto Perezalonso Cifuentes are Audit Committee financial experts, as the Board of Directors interprets this qualification in its business judgment. The Board of Directors also determined that Messrs. Palomino and Perezalonso satisfy the accounting or related financial management expertise standard required by the NYSE, as the Board of Directors interprets this qualification in its business judgment. The Audit Committee met six times in 2005, with 100% attendance by Messrs. Emilio Carrillo Gamboa, Gilberto Perezalonso Cifuentes, and Luis Miguel Palomino Bonilla of the meetings each committee member was eligible to attend.

The Board of Directors has adopted a written charter for the Audit Committee, which is posted on our web site and is included as Appendix A to this proxy statement. The charter for the Audit Committee sets forth the authority and responsibilities of the Audit Committee. The functions of the Committee include approving the engagement of independent accountants, reviewing and approving the fees, scope and timing of their other services, and reviewing the audit plan and results of the audit. The Committee also reviews our policies and procedures on internal auditing, accounting and financial controls. The implementation and maintenance of internal controls are understood to be primarily the responsibility of management.

In connection with those responsibilities, the Audit Committee has taken the following actions:

(1)         reviewed and discussed the consolidated audited financial statements with management and the independent accountants;

(2)         discussed with the independent accountants, PwC, the matters required to be discussed by Statements on Auditing Standards No. 61, as amended (Audit Committee Communications);

(3)         received the written disclosures and the letters from PwC required by the Independence Standards Board Standard No. 1, (Independence Discussions with Audit Committees) and has discussed with PwC its independence from us and our management;

(4)         discussed with our internal and independent accountants, PwC, the overall scope and plans of their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls and the overall quality of our financial reporting;

(5)         recommended, based on the reviews and discussions referred to above, to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the SEC; and

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(6)         selected PwC as our independent accountants for year 2006. Such selection is submitted for ratification by you at this annual meeting.

The Audit Committee:
Emilio Carrillo Gamboa
Luis Miguel Palomino Bonilla
Gilberto Perezalonso Cifuentes

Principal Accountant Fees and Services

The following is a summary of fees we were billed by PwC for professional services rendered for the 2004 and 2005 fiscal years.

Fee Category	2005 Fees
Audit Fees	$687,000
Audit-Related Fees	1,391,000
Tax Fees	—
All Other Fees	1,778,018
Total Fees	$3,856,018

Fee Category	2004 Fees
Audit Fees	$305,000
Audit-Related Fees	375,000
Tax Fees	10,000
All Other Fees	220,000
Total Fees	$910,000

Audit Fees

Audit fees consist of fees for professional services rendered for the audit of our financial statements included in our Annual Report on Form 10-K, and reviews of the financial statements included in our quarterly reports on Form 10-Q.

Audit-Related Fees

Audit-Related Fees consist of fees for professional services provided by PwC not described above under “Audit Fees” in connection with their audit of the effectiveness of our internal control over financial reporting required by the Sarbanes-Oxley Act of 2002, which amounted to $1,391,000 for the 2005 fiscal year and $375,000 for the 2004 fiscal year.

Tax Fees

PwC provided no tax services in 2005. In 2004, PwC provided tax services amounting to $10,000. The fees related primarily to tax compliance and tax advice in Peru.

All Other Fees

In 2005 all other fees for services, other than those described above, consisted primarily of fees for services provided by PwC in connection with financial statements requirements and the registration process and other procedures related to the filing of a Form S-3 in the amount of $1,590,393, a non-audit fee of $4,500 to update documentation of the Lima office personnel, and review of accounting issues

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relating to comments from the SEC relating to our 2004 annual report filed on Form 10-K and our quarterly reports filed on Forms 10-Q for 2004 in the amount of $170,000, and $13,125 for services provided by PwC in connection with a Consulting Investment and Bond Plan review. In 2004 all other fees for services, other than those described above consisted primarily of fees for services provided by PwC in connection with their re-auditing of fiscal year 2002 financial statements in connection with the stockholder-approved merger transaction in the amount of $200,000, and in connection with consulting services and statutory and regulatory filings in the amount of $20,000.

Audit Committee Pre-Approval Policies and Procedures

Our management defines and communicates specific projects and categories of service for which the advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if the Committee approves the engagement of PwC. In 2005, all services provided by PwC were approved in advance by the Committee.

Executive Compensation

Set forth below is certain information concerning the compensation for services in all capacities to us for each of the three fiscal years ended December 31, 2005 of Mr. Oscar González Rocha, our President and Chief Executive Officer, and for each of the two fiscal years ended December 31, 2005 of Mr. Jose N. Chirinos, our Comptroller. Mr. Germán Larrea, our Chairman received no compensation from us in 2003, 2004 and 2005 for services other than as a director. In addition, during 2003, 2004 and 2005 we paid no compensation to any other executive officer other than director’s fees to those executive officers also serving as directors of the Company.

Summary Compensation Table

	Annual Compensation
Name and Principal				Other Annual Compensation	All Other Compensation
Position	Year	Salary	Bonus	(a)	(b)
Oscar González Rocha	2005	$370,229	$76,010	$111,260	$427,128
President and CEO	2004	347,104	286,399	89,314	281,273
	2003	325,308	106,965	83,935	91,364
José N. Chirinos	2005	155,400	32,787	108,779	269,620
Comptroller	2004	142,420	21,377	102,687	185,922

(a)           Other Annual Compensation consists of mainly programs sponsored by us and compensation mandated by Peruvian law. Amounts shown for Mr. Oscar González Rocha, consist of:  $31,131, $28,419 and $26,641 as vacation bonuses, mandated by Peruvian Law, in 2005, 2004 and 2003, respectively; $64,772, $58,798 and $55,167 as annual bonuses for national holidays and Christmas in 2005, 2004 and 2003, respectively, also mandated by Peruvian law; $0, $2,097 and $2,127 for vacation travel in 2005, 2004 and 2003, respectively; and $15,357 for 2005 related to a Peruvian mandated benefit that provides for the payment of five percent of the monthly salary for each period of five years of service. Amounts shown for Mr. José N. Chirinos, consist of: $14,583 and $13,685 as vacation bonuses, mandated by Peruvian Law, in 2005 and 2004, respectively; $37,778 and $37,254 as annual bonuses for national holidays and Christmas in 2005 and 2004, respectively, also mandated by Peruvian law; $2,028 and $1,900 for vacation travel in 2005 and 2004, respectively; and $54,390 and $49,848 for 2005 and 2004, respectively related to a Peruvian mandated benefit that provides for the payment of five percent of the monthly salary for each period of five years of service.

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(b)          Amounts shown reflect (1) a maintenance fee for a corporate residence of the President and Chief Executive Officer in Lima, Peru, (2) profit participation mandated by Peruvian law in the earnings of our Peruvian Branch, and (3) severance benefits and other compensation mandated by Peruvian law. Mr. Oscar González Rocha received $5,943 for each of the three years ended December 31, 2005 as a maintenance fee for his corporate residence, which he uses when he conducts business activities for the Company in Lima, Peru. Mr. Oscar González Rocha has residences at the Company’s operations provided by the Company, as mandated by Peruvian law. Peruvian law requires the payment of a profit participation in the pre-tax earnings of our Peruvian Branch. Under this program, Mr. Oscar González Rocha received $381,413, $246,648 and $51,509 in 2005, 2004 and 2003, respectively. Additionally, as a severance benefit, Peruvian law requires a deposit of one twelfth of an employee’s annual salary, vacation, travel, national holidays, Christmas, dependents and service award bonus, each year, for each employee (whether Peruvian or expatriate) working in Peru, as applicable, in a bank account of the employee’s choosing, which accrues interest paid by the bank, until the employee terminates employment, at which time the employee is eligible to receive the funds. Under this program, $39,772, $28,682 and $33,912 in severance benefits were deposited on behalf of Mr. Oscar González Rocha in 2005, 2004 and 2003, respectively.

Amounts shown reflect (1) profit participation mandated by Peruvian law in the earnings of our Peruvian Branch, and (2) severance benefits and other compensation mandated by Peruvian law. Peruvian law requires the payment of a profit participation in the pre-tax earnings of our Peruvian Branch. Under this program, Mr. José N. Chirinos received $230,083 and $152,889 in 2005 and 2004, respectively. Additionally, as a severance benefit, Peruvian law requires a deposit of one twelfth of an employee’s annual salary, vacation, travel, national holidays, Christmas, dependents and service award bonus, each year, for each employee (whether Peruvian or expatriate) working in Peru, as applicable, in a bank account of the employee’s choosing, which accrues interest paid by the bank, until the employee terminates employment, at which time the employee is eligible to receive the funds. Under this program, $22,142 and $16,194 in severance benefits were deposited on behalf of Mr. José N. Chirinos in 2005 and 2004, respectively. As other payments, the Company paid $17,395 and $16,839 to Mr. José N. Chirinos in 2005 and 2004, respectively pursuant to the requirements of the Peruvian private pension system (AFP).

Option Grants, Exercises, and Fiscal Year-End Values

No options were granted in 2005.

Option Exercises and Fiscal Year-End Values

No options were exercised in 2005.

Retirement Plans

None of our executive officers are covered by our pension plans.

Severance Benefit

As described in Note (b) to the Summary Compensation Table above, we provide severance benefits as required by Peruvian law.

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Employment Agreements

Pursuant to Peruvian laws concerning expatriate employees, Mr. Oscar González Rocha entered into an employment agreement. The employment agreement is in effect for a term of one year and may be extended for additional periods. In accordance with the terms of the employment agreement, the Company has agreed to provide Mr. Oscar González Rocha (and any other expatriate employees) with benefits as required by Peruvian law. Under the employment agreement, Mr. Oscar González Rocha may resign at any time by providing us with 30 days’ notice. The employment agreement also provides that we may dismiss Mr. Oscar González Rocha for serious offenses as established by Peruvian law.

Terminated employees are also entitled to receive severance benefits as required by Peruvian law.

Certain Transactions

Grupo Mexico, the ultimate parent and our majority indirect stockholder, and our other affiliates, provide various services to us. In 2005, these activities were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. Grupo Mexico is reimbursed for these services. The total amount paid by us to Grupo Mexico for such services in 2005 was $13.8 million. We expect to continue to pay for these support services going forward in an amount of $13.8 million per year.

The former holders of our Class A Common Stock (the “Class A Common Stock”) until June 2005 and their affiliates purchase copper products and other products from us from time to time at prices determined by reference to the LME and COMEX market price for copper and published prices for other products, if available.

In 2005, we purchased from Asarco $1.1 million and sold to Asarco $11.6 million of products, principally sulfuric acid and silver.

Sociedad Minera Cerro Verde S.A., an affiliate of Phelps Dodge Overseas Corporation and Climax Molybdenum B.V., our stockholders until June 2005, purchased $1.5 million of acid products from us in 2005 (through June).

Cerro Wire and Cable LLC, an affiliated company of one of our shareholders until June 2005, purchased $13.7 million of copper products from us in 2005.

On January 15, 2004, we entered into a tolling agreement with Asarco. Under terms of the agreement, in the first quarter of 2004 we, through our wholly owned US subsidiary, Southern Peru Limited (“SPL”), commenced delivering to Asarco, at its Amarillo, Texas refinery, copper cathodes for conversion into copper rods, which we sell to customers in the United States. We delivered 29,000 tons of copper during 2005 to the Asarco refinery. On July 8, 2005 Asarco declared Force Majeure, notifying  SPL that because of a strike at their facilities, they would be unable to accept shipments from us. Accordingly, deliveries to the refinery were suspended and we had redirected the copper otherwise intended for delivery to the refinery to other customers. At December 31, 2005 we did not have copper at the Asarco refinery. We paid Asarco a tolling charge upon our receipt of copper rods. These charges, $1.6 million in 2005, are based on competitive market terms. Through June 9, 2005 we sold a portion of the copper treated by Asarco, approximately $13.7 million, to The Marmon Group—Cerro Wire, our stockholder until June 9, 2005.

Additionally, in 2005 we purchased $3.3 million and $0.7 million of industrial material from Higher Technology S.A.C. and Servicios y Fabricaciones Mecánicas S.A.C., respectively. Mr. Carlos González, a son of our President and Chief Executive Officer, is the principal owner of these companies. In addition, we purchased $0.2 million in 2005 of industrial materials from Société Française des Bandes

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Transporteuses, a French corporation. Mr. Alejandro González, a son of our President and Chief Executive Officer, is a sales representative with this company.

We paid $0.5 million in 2005 in interest expense related to borrowings from Grupo México.

In 2005, we had other receivables from affiliates, including Asarco, of  $0.3 million and other payables of $0.9 million.

Our Mexican operations paid fees of $21.0 million in 2005, primarily for freight services provided by Ferrocarril Mexicano, S.A. de C.V., an indirect subsidiary of Grupo Mexico.

In addition, our Mexican operations paid fees of $29.7 million in 2005 for construction services provided by Mexico Constructora Industrial, S.A. de C.V., an indirect subsidiary of Grupo Mexico. At December 31, 2005 we had a balance due of $5.0 million for advances provided to this company.

The Larrea family controls a majority of the capital stock of Grupo México, and has extensive interests in other businesses, including oil drilling services, construction and real estate. We engage in certain transactions in the ordinary course of business with other entities controlled by the family relating to mining and refining services, the lease of office space, and air transportation and construction services. These transactions amounted to approximately $3.7 in 2005.

It is anticipated that in the future we will enter into similar transactions with the same parties.

On March 28, 2005, our stockholders at a special meeting approved a transaction pursuant to which our majority shareholder, Grupo Mexico, through its subsidiary, AMC, sold to us its approximately 99.1463% shareholding in Minera Mexico (“MM”), in return for the issuance to AMC of 67,207,640 million of our shares. The transaction resulted in Grupo Mexico increasing its ownership share in us to 75.1% from its prior 54.2%.

On October 20, 2005 our Board of Directors approved the acquisition of 6,386,521 shares of MM from Grupo Mexico. The acquired shares represent 0.81833% of the outstanding shares of MM and were purchased for $30,276,420.

We lend to and borrow from our affiliates from time to time to fund acquisitions and for other corporate purposes. We believe these financing transactions bear interest at market rates.

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Shareholder Return Performance Presentation

Set forth below is a line graph comparing the yearly change in the cumulative total return on our Common Stock against the cumulative total return on the S&P composite 500 Stock Index and the S&P DIV Metals Index for the five-year period ending December 31, 2005. Our Common Stock commenced trading on the NYSE on January 5, 1996. The chart below analyzes the total return on SCC’s Common Stock for the period commencing December 31, 2000 and ending December 31, 2005, compared to the total return of the S&P 500 and the S&P Metals for the five-year period commencing December 31, 2000 and ending December 31, 2005. In 2001, SCC’s stock provided a positive return of 0.76% compared to a negative return of 13.04% for the S&P 500 and a negative return of 27.79% for the S&P DIV Metals Group. In 2002, SCC’s Stock provided a positive return of 20.51% compared to a negative return of 23.37% and a positive 5.77% for the S&P 500 and the S&P DIV Metals, respectively. In 2003, SCC’s Stock increased 225.41% compared to a positive return of 26.39% for the S&P 500 and a positive return of 143.69% for the S&P DIV Metals Group. In 2004, SCC’s stock return was positive 0.75% compared to a positive return of 8.99% for the S&P 500 and a positive return of 16.21% for the S&P DIV Metals Index. In 2005 SCC’s stock return was positive 41.88% compared to a positive return of 3.00% for the S&P 500 and a positive return of 44.13% for the S&P DIV Metals Index.

Comparison of Five Year Cumulative Total Return*

SCC Stock, S&P 500 Index and S&P DIV Metals Index.**

*                    Total Return assumes reinvestment of dividends

**             The Comparison assumes $100 dollars invested on December 31, 2000

S&P DIV Metals Index components: Phelps Dodge and Freeport McMoran

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Compensation Committee Interlocks and Insider Participation in Compensation Decisions

Our directors representing Grupo Mexico are executive officers of Grupo Mexico or its affiliates. Messrs. Germán Larrea Mota-Velasco, Oscar González Rocha, Xavier Garcia de Quevedo Topete, and Gilberto Perezalonso Cifuentes comprise the Compensation Committee of the Board. The Compensation Committee did not meet in 2005. See also “Certain Transactions.”

“Controlled Company” Exception to NYSE Rules.

A company of which more than 50% of the voting power is held by a single entity, a “controlled company”, need not comply with the requirements of the NYSE corporate governance rules requiring a majority of independent directors and independent compensation and nomination/corporate governance committees.

We are a controlled company as defined by the rules of the NYSE. Grupo Mexico currently owns indirectly 75.1% of our stock. We have taken advantage of the exceptions to the corporate governance rules of the NYSE. We have four special independent directors nominated by the Special Nominating Committee, Messrs. Harold S. Handelsman, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes and Carlos Ruiz Sacristán. At its meeting on January 26, 2006, the Board of Directors determined that Messrs. Harold S. Handelsman, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes and Carlos Ruiz Sacristán are independent of management in accordance with the qualifications of the SEC and NYSE as such qualifications are interpreted by our Board of Directors in its business judgment. At the same meeting, the Board determined that Mr. Emilio Carrillo Gamboa also met the SEC and NYSE independence qualifications.

Corporate Governance Guidelines, Committee Charters and Code of Ethics

We have adopted Corporate Governance Guidelines for the Board of Directors and charters for the Audit, Special Nominating, Governance, and Compensation Committees. We also have in place a Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer, comptroller, all officers, directors and our employees, including the persons performing accounting or financial functions. The Corporate Governance Guidelines, Code of Business Conduct and Ethics, and Committee charters, may be accessed free of charge by visiting our web site at www.southerncoppercorp.com.  Copies of these documents are also available in print by written request directed to our Secretary, at Southern Copper Corporation, 2575 E. Camelback Rd. Suite 500, Phoenix, AZ 85016 or at Southern Copper Corporation, Av. Caminos del Inca 171, Lima-33, Peru.

In accordance with Section 303A.03 of the corporate governance rules of the NYSE, an executive session of non-management directors is scheduled on the occasion of each of our regularly scheduled Board meetings. For such purpose, our Chairman invites the non-management directors to hold the executive session and all other members are asked to leave the boardroom. The non-management directors decide on each occasion if there are matters that warrant holding the executive session and the directors designate for each session, the director who will preside at each executive session. This policy is disclosed in Section 5.4 of our Corporate Governance Guidelines posted on the Company’s web site at www.southerncoppercorp.com.

We intend to report any amendments to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to the principal executive officer, principal financial officer, principal accounting officer, comptroller and other persons performing similar functions.

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Corporate Governance Committee

The primary functions of the Corporate Governance Committee are (a) to consider and make recommendations to the Board concerning the appropriate function and needs of the Board, (b) to develop and recommend to the Board corporate governance principles, and (c) to oversee evaluation of the Board and management.

The Committee has the authority to delegate any of its authority to subcommittees designated by the Corporate Governance Committee, to the extent permitted by law. The Corporate Governance Committee has the sole authority to retain and terminate any counsel or other advisors, including sole authority to approve the fees and other retention terms.

Special Independent Directors/Special Nominating Committee

On April 12, 2005, the Board of Directors discontinued the Nominating Committee in view of the creation of the Special Nominating Committee pursuant to an amendment of our Certificate, filed on March 29, 2005. The Special Nominating Committee functions as a special committee to nominate special independent directors to the Board. Pursuant to our Certificate, a special independent director is any director who (i) satisfies the independence requirements of the NYSE Listed Company Manual (or any other exchange or association on which the Common Stock is listed) and (ii) is nominated by the Special Nominating Committee. The Special Nominating Committee has the right to nominate a number of special independent directors based on the percentage of our Common Stock owned by all holders of our Common Stock, other than Grupo Mexico and its affiliates.

The Special Nominating Committee consists of three directors, two (2) of whom are Luis Miguel Palomino and Carlos Ruiz Sacristán (each an “Initial Member” and, together with their successors, “Special Designees”) and such other director, who was initially Oscar González Rocha and is currently Armando Ortega, as may be appointed by the Board of Directors or the “Board Designee”. The Board Designee will be selected annually by the Board of Directors. The Special Designees will be selected annually by the members of the Board who are special independent directors or Initial Members. Only special independent directors can fill vacancies on the Special Nominating Committee. Any member of the Special Nominating Committee may be removed at any time by the Board of Directors for cause. The unanimous vote of all members of the nominating committee will be necessary for the adoption of any resolution or the taking of any action.

The Certificate provides that the number of special independent directors on the Board of Directors at any given time shall equal (a) the total number of directors on the Board of Directors multiplied by (b) the percentage of Common Stock owned by all of the stockholders (other than Grupo Mexico and its affiliates), rounded up to the next whole number. Notwithstanding the foregoing, the total number of persons nominated as special independent directors cannot be less than two or greater than six.

The Special Nominating Committee has nominated Messrs. Harold S. Handelsman, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán as special independent directors. At its meeting on January 26, 2006, the Board of Directors approved the nomination and determined that Messrs. Harold S. Handelsman, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán are independent of management in accordance with the qualifications of the SEC and NYSE as such qualifications are interpreted by our Board of Directors in its business judgment. At the same meeting, the Board determined that Mr. Emilio Carrillo Gamboa also met the SEC and NYSE independence qualifications.

Notwithstanding the foregoing, the power of the Special Nominating Committee to nominate special independent directors is subject to the rights of the stockholders to make nominations in accordance with the by-laws.

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The Special Nominating Committee did not meet in 2005. The Special Nominating Committee considers and makes recommendations to the Board of Directors with respect to the nominations for special independent directors. The Committee considers recommendations for special independent director nominees to the Board of Directors from all sources. Recommendations for special independent director nominees should be sent in writing to our Secretary.

The Special Nominating Committee’s Charter sets forth that it shall have the authority to:

•        consider and recruit candidates to fill the positions on the Board allocated to special independent directors taking into account the Board’s current composition and core competencies and the needs of the Board as a whole;

•        apply criteria for Board membership that require special independent directors to satisfy the independence requirements, possess financial and business competency, high ethical standards and integrity, intelligence and judgment, sufficient time to devote to our matters, and a history of achievement;

•        review and consider candidates from all sources;

•        conduct appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates;

•        recommend the special independent director nominees for approval by the Board and you;

•        fill any vacancy created by the removal, resignation or retirement from the Board of any special independent director; and

•        evaluate annually the Committee’s own performance and the adequacy of the charter, and report on the same to the Board.

The Committee has the authority to delegate any of its authority to subcommittees designated by the Committee, to the extent permitted by law. However, the Committee has the sole authority to retain and terminate any advisor, including counsel and any search firm used to identify special independent director candidates, and to approve the fees and other retention terms of said advisors.

Affiliate Transaction Committee

The amendment to the Certificate also prohibits us from engaging in any material affiliate transaction unless the transaction has been reviewed by a committee of at least three members of the Board of Directors, each of whom must satisfy the independence standards of the NYSE (or any other exchange or association on which the Common Stock is listed). A material affiliate transaction is defined as a transaction, business dealing or material financial interest in any transaction, or any series of transactions between Grupo Mexico or one of its affiliates (other than us or any of the subsidiaries), on the one hand, and us or one of our subsidiaries, on the other hand, that involves aggregate consideration of more than $10,000,000.

Compensation of Directors

Each director receives compensation in the amount of $20,000 per year and $6,000 for attendance in person at each meeting. For attendance by telephone conference the compensation is $1,000 for each meeting.

We have a Directors’ Stock Award Plan pursuant to which directors who are not compensated as our employees are entitled to an award of 200 shares of Common Stock upon election to the Board and 200 additional shares of Common Stock following each annual meeting of stockholders thereafter. This Plan will expire by its terms on January 31, 2016.

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Attendance of Directors

The Board of Directors met four times in 2005, with 75% attendance by Mr. Perezalonso and Mr. Carrillo Gamboa, and 100% attendance by all of the directors.

We do not have a policy requiring attendance by directors at the annual meeting of stockholders. Mr. Oscar González Rocha, our President, chaired the 2005 annual meeting of stockholders. Messrs. Armando Ortega Gómez, Jaime Fernando Collazo González, J. Eduardo González Félix and Juan Rebolledo Gout attended. The absence of all other directors was excused.

Shareholder Communications with Directors

You or other persons wishing to write to our Board of Directors or a specified director or committee of the Board should send correspondence to our Secretary at Southern Copper Corporation, 2575 E. Camelback Rd. Suite 500, Phoenix, AZ 85016 or at Southern Copper Corporation, Av. Caminos del Inca 171, Lima-33, Peru.

All communications so received from you or other interested parties will be forwarded to the members of the Board of Directors, or to a specific Board member or committee if so designated by such person. Anyone who wishes to communicate with a specific Board member or committee should send instructions asking that the material be forwarded to the director or to the appropriate committee chairman.

Shareholder Nominations

Under the by-laws in effect on the date hereof, a Common Stockholder seeking to nominate a director for election by Common Stockholders generally must give written notice to our Secretary at least 90 days in advance of the anniversary date of the immediately preceding annual meeting, or within 10 business days of the giving of notice of a special meeting. The notice must provide specific biographical data with respect to each nominee, including such information as is required to be included in our proxy statement, and a representation by the Common Stockholder that he or she is a holder of record entitled to vote at the meeting and that he or she intends to appear in person or by proxy to make the nomination. Nominations for our 2007 annual meeting of stockholders must be received by January 26, 2007.

If the amendment to our by-laws introducing a new provision for advance notice to shareholders seeking to nominate directors or to propose other business at annual or special meetings of the Common Stockholders is approved, Common Stockholders seeking to nominate a director or propose business to be considered at an annual meeting of stockholders must give written notice to our Secretary regarding the proposed nominee and/or proposed business to be considered no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is advanced by more than 30 days, or delayed by more than 60 days, from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than 120 days and not later than 90 days prior to such annual meeting or 10 days following the day on which public announcement of the date of such meeting is first made. Accordingly, if the amendments to our by-laws are approved, your nominations or proposals intended to be presented at our 2007 annual meeting of stockholders must be received by us by January 26, 2007 (unless the date of the 2007 annual meeting is advanced by more than 30 days or delayed by more than 60 days).

Section 16(a) Beneficial Ownership Reporting Compliance

Based on our records and other information, we believe that all filing requirements of the SEC applicable to our executive officers, directors, and ten percent or more owners were complied with for 2005

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except that Mr. Juan Rebolledo Gout, a director, filed one late report covering the sale of 600 shares in January 2006.

APPROVAL OF PROPOSALS BY STOCKHOLDERS

The Board of Directors recommends that you vote FOR the following proposals.

PROPOSAL TO ELECT OUR
THIRTEEN DIRECTORS

The Board of Directors recommends that you vote in favor of the election of Emilio Carrillo Gamboa, Jaime Fernando Collazo González, Xavier García de Quevedo Topete, Oscar González Rocha, J. Eduardo González Félix, Harold S. Handelsman, Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Armando Ortega Gómez, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, Juan Rebolledo Gout, and Carlos Ruiz Sacristán as directors of the Company to represent you.

PROPOSALS TO AMEND OUR BY-LAWS

The Board urges you to read our amended by-laws (which are attached hereto as Appendix B) carefully before voting on the proposed amendments to our by-laws below. The proposed amendments would become effective immediately if they are approved by the Common Stockholders as provided below. The proposed amendments are not conditioned on the approval of all of the amendments and will become effective independent of each other. Under the amended by-laws, your nominations for directors and proposals for business intended to be presented at our 2007 annual meeting of stockholders must be received by us at our principal executive office in the United States (2575 E. Camelback Rd. Suite 500, Phoenix, AZ 85016, USA) by January 26, 2007.

Proposal to Eliminate Extraneous Provisions

On May 19, 2005, all of the holders of our former Class A Common Stock, par value $0.01 per share voluntarily converted (the “Conversion”), on a share-for share basis, all of their shares of Class A Common Stock, totaling in the aggregate 65,900,833 shares, into 65,900,833 newly-issued shares of Common Stock.

As a result of the Conversion, (1) no shares of Class A Common Stock remain outstanding and no shares of Class A Common Stock will be reissued, and (2) the number of authorized shares of Common Stock is now 167,207,640 and there are outstanding 147,228,025 shares of Common Stock. Upon the Conversion, the rights of the holders of Class A Common Stock (1) to vote as a separate class with respect to the election of directors of the Company, (2) to elect thirteen of the fifteen members of the Board of Directors of the Company (3) and to have five votes per share of Class A Common Stock when voting as a single class with the Common Stock on all matters other than the election of directors were eliminated. All holders of Common Stock now vote as a single class on all matters submitted to a vote of stockholders, with each share of Common Stock entitled to one vote.

Our Board of Directors believes that it is in the best interests of the Company and its stockholders to amend our by-laws to eliminate the extraneous provisions relating to the retired series of Class A Common Stock. Such action would simplify our bylaws and more accurately reflect the capital structure of the Company. These amendments will have no effect on the rights of our Common Stockholders and are reflected in Sections 1.02 and 1.08 of Article I, Section 2.02, 2.03, 2.04, 2.09 and 2.11 of Article II, Section 8.05 of Article VIII, and Sections 9.15 and 9.17 of Article IX of our amended by-laws, which are attached hereto as Appendix B and are incorporated herein by reference. This proposal will be adopted upon the affirmative vote of 80 % of the voting power of all shares of Common Stock entitled to vote.

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Proposal to Amend Advance Notice Requirements

Our Board of Directors believes that it is in the best interests of the Company and its stockholders to amend our by-laws to introduce a new provision for advance notice to shareholders seeking to nominate directors or to propose other business at annual or special meetings of the Common Stockholders. The effect of this amendment is that Common Stockholders will have to comply with more stringent notice requirements when seeking to nominate directors or propose business at the Company’s annual or special meetings of Common Stockholders. For instance, shareholders will generally not be able to make nominations or proposals for business more than one hundred and twenty (120) days or less than ninety (90) days prior to the first anniversary of the preceding year’s annual meeting or the date of a scheduled special meeting (in addition to previously established notice requirements). The new notice requirements are reflected in Section 2.03 of our amended by-laws attached hereto as Appendix B and incorporated herein by reference. This proposal will be adopted upon the affirmative vote of the holders of a majority of our Common Stock.

Proposal to Amend the Definition of “Change in Control”

Our Board of Directors believes that it is in the best interests of the Company and its stockholders to amend our by-laws to substitute Grupo Mexico for Asarco in the “Change in Control” definition in the by-laws. The effect of the substitution of Grupo Mexico in the “Change in Control” definition is that a “Change in Control” will be triggered when Grupo Mexico and its affiliates cease to own at least 51% of the Company, rather than when Asarco no longer owns 35,000,000 shares of Class A Common Stock. This change is appropriate since the Class A Common Stock no longer exists and Asarco’s former interest in the Company is owned entirely by Grupo Mexico. This amendment is reflected in Section 9.15 of our amended by-laws attached hereto as Appendix B and incorporated herein by reference. This proposal will be adopted upon the affirmative vote of a majority of the votes cast at the annual meeting by stockholders entitled to vote at the meeting.

Proposal to Eliminate 80% Supermajority Vote Requirement

Our Board of Directors believes that it is in the best interests of the Company and its stockholders to amend our by-laws to eliminate the 80% supermajority vote requirement. The current 80% supermajority vote requirement requires that at least 80% of the voting power of the outstanding Common Stock approve certain corporate actions relating to Section 1.02 of Article I, Sections 2.02, 2.04 and 2.09 of Article II and the proviso to Section 8.05 of Article VIII of our by-laws relating to the amendment of the foregoing Sections of the by-laws. The foregoing Sections of the by-laws relate to Special Meetings, the Number, Term of Office and Qualifications of the Board of Directors and the Election and Removal of  Directors. The effect of this amendment is that the Board can more easily amend these Sections of the by-laws in the future because the Board will no longer be obligated to seek stockholder approval for an amendment of these Sections. This amendment is reflected in the deletion of the proviso to Section 8.05 of Article VIII of our by-laws attached hereto as Appendix B and incorporated herein by reference. This proposal will be adopted upon the affirmative vote of 80% of the voting power of all shares of Common Stock entitled to vote.

PROPOSAL TO AMEND OUR CERTIFICATE TO INCREASE THE
NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

On January 26, 2006, the Board of Directors unanimously adopted a resolution recommending that our stockholders approve an amendment to our Certificate to increase the aggregate number of shares of Common Stock which we are authorized to issue from 167,207,640 shares to 320,000,000 shares. The Board urges you to carefully read the entire text of this amendment, which is included in Appendix C to this proxy statement and incorporated herein by reference.

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Our Board of Directors believes that it is in our best interest to increase the number of authorized shares of Common Stock. The amendment will have the effect of allowing the Company to issue more shares of Common Stock in the future. The Company’s management is considering recommending a stock split to the Board of Directors, but there can be no assurance that the Board of Directors will take any action to effect a stock split. When issued, the additional shares of Common Stock will have the same rights and privileges as the shares of Common Stock currently authorized and outstanding. No holder of any of our shares of Common Stock has preemptive rights. Therefore, no stockholder will have any preferential right to purchase any additional shares of our Common Stock when the new shares are issued.

Pursuant to Sections 242 and 245 of the DGCL, the amendments to our Certificate must be approved also by the holders of a majority of our issued and outstanding shares of Common Stock. If approved by the Common Stockholders, this proposed amendment will become effective upon the filing of our Certificate with the Secretary of State of the State of Delaware. The amendment is reflected in Article Four of the form of our Certificate, which is attached hereto as Appendix C and incorporated herein by reference.

PROPOSAL TO RATIFY THE SELECTION OF INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers S.C. were our independent accountants continuously from 1962 until 1999. PricewaterhouseCoopers S.C. is a world-class global auditing firm and is the world’s leading auditing firm for the mining industry. They have been our independent accountants since 2003. On January 25, 2006, the Audit Committee selected PricewaterhouseCoopers S.C. as our independent accountants for 2006.

The Board of Directors recommends that you ratify the selection by the Audit Committee of the Board of Directors of PricewaterhouseCoopers S.C. as our independent accountants for the calendar year 2006.

PricewaterhouseCoopers S.C. has advised us that neither the firm nor any of its members have any direct or material indirect financial interest in us or our subsidiaries. A representative of PricewaterhouseCoopers S.C. will be present at the stockholders’ meeting. The representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

PROPOSALS OF STOCKHOLDERS

Under SEC rules, proposals of stockholders intended to be presented at our 2007 annual meeting of stockholders must be received by us at our principal executive office in the United States (2575 E. Camelback Rd. Suite 500, Phoenix, AZ 85016, USA) by November 29, 2006 to be considered for inclusion in our proxy statement and form of proxy. Additionally, if our by-laws are approved and once they become effective, your proposals intended to be presented at our 2007 annual meeting of stockholders must be received by us by January 26, 2007.

OTHER INFORMATION

We are not aware of any other matters to be considered at the meeting. If any other matters properly come before the meeting, the persons named in the enclosed form of proxy are ratified to and will vote said proxy in accordance with their judgment on such matters.

The cost of soliciting proxies in the accompanying form will be borne by us. Georgeson Shareholder Communications Inc. has been employed to solicit proxies by mail, telephone or personal solicitation for net fees to be paid by us of $1,500, plus reasonable out-of-pocket expenses. A number of our regular employees, without additional compensation, may solicit proxies personally or by mail or telephone.

Southern Copper Corporation
Armando Ortega Gómez,
Secretary
Phoenix, AZ, March 29, 2006

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Appendix A

Southern Copper Corporation
Audit Committee Charter

The Audit Committee (the “Audit Committee” or “Committee”) of the Board of Directors shall be appointed by the Board of Directors (the “Board”) of Southern Copper Corporation (the “Company”).

The purposes of the Audit Committee of Southern Copper Corporation are (a) to assist the Board of Directors in overseeing (i) the quality and integrity of the Company’s financial statements, (ii) the qualifications and independence of the Company’s independent auditors (the “Independent Auditors”), (iii) the performance of the Company’s internal audit function and of the Independent Auditors, and (iv) the Company’s compliance with legal and regulatory requirements; and (b) to prepare the report of the Committee to be included in the Company’s annual proxy statement. To perform its duties and responsibilities the Committee shall have the right to unrestricted access to members of management, employees, and any relevant information.

The Committee shall consist of three or more non-employee directors of the Company who are independent of management, are free from any relationship that, in the opinion of the Board, would interfere with the exercise of independent judgment as a Committee member, and that otherwise satisfy the independence requirements of the NYSE and other applicable requirements for audit committee service imposed by the Securities Exchange Act of 1934, as amended. Each member of the Committee must be financially literate or must become financially literate within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall qualify as an audit committee “financial expert”, as such term is defined by the Securities and Exchange Commission (“SEC”). Qualifications of Committee members shall be determined by the Board in its business judgment.

The Committee members serve at the discretion of the Board. The Board shall designate one member of the Committee as its chairperson. The Committee shall meet as frequently as required to fulfill its duties and responsibilities but in any case not less than four times a year. The Committee shall set its own rules of procedure consistent with the Company’s by-laws and applicable law.

The Committee shall:

1.                 Have the sole and direct responsibility and authority for the appointment, retention and termination (subject, if applicable, to shareholder ratification), compensation, evaluation and oversight of the work of the Independent Auditors, including resolving disagreements between management and the Independent Auditors regarding financial reporting. The Independent Auditors shall report directly to the Committee. The Committee shall have the responsibility and authority to approve in advance all audit and non-audit services to be provided by the Independent Auditors and may delegate authority to grant such pre-approvals to one or more members of the Committee with the requirement that such member or members present any decisions made pursuant to such delegated authority to the full Audit Committee at its next scheduled meeting;

2.                 Discuss and review with the Independent Auditors the overall scope, plans, and staffing for their audit;

3.                 At least annually, obtain and review a report by the Independent Auditors describing (i) all relationships between the Independent Auditors and the Company (to assess the Independent Auditors’ objectivity and independence, as required by Independence Standards Board Standard No.1, as amended or supplemented from time to time, and to enable the Committee to take, or recommend that the Board take, appropriate action to assure continuing independence of the Independent Auditors); (ii) the Independent Auditors’ internal quality-control procedures; and (iii) any material issues raised by the most recent internal quality-control review, or peer review, of the

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Independent Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the Independent Auditors, and any steps taken to deal with any such issues ;

4.                 At least every six months, the Committee shall consider the qualifications of and service provided by the Independent Auditors’ team, results of peer reviews, as well as feedback from management and internal audit, and its own observations in assessing whether to reappoint the external auditors (or to recommend their reappointment for shareholder ratification);

5.                 Review with management and the Independent Auditors the preparation of the financial statements and related disclosures contained in the Company’s annual and quarterly reports prior to being filed with the SEC, including (i) the Company’s disclosure under “Management’s Discussion and Analysis of Financial Condition and Result of Operations” and the results of the Independent Auditors’ timely analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices; (ii) their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used; (iii) the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates and judgments; (iv) reports from the Independent Auditors with respect to the critical accounting policies and practices of the Company, all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ratifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Independent Auditors and other material written communications between the Independent Auditors and management, such as any management letter or schedule of unadjusted differences; (v) the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements; (vi) disclosure relating to related party transactions;  and (vii) any difficulties encountered by the Independent Auditors in the course of the audit or disagreements or other matters brought to the Committee’s attention, including management’s response. After review, recommend to the Board the acceptance and inclusion of the annual audited consolidated financial statements in the Company’s Annual Report on Form 10-K;

6.                 The Chair of the Audit Committee, or another member designated by the Committee, shall review and discuss with management, before release, the unaudited operating results in the Company’s quarterly earnings release;

7.                 Discuss, at least annually, with the Independent Auditors (i) the matters required to be discussed by Statement on Auditing Standards No. 61, as amended or supplemented from time to time, relating to the conduct of the audit; (ii) the audit process, including any problems or difficulties encountered in the course of the performance of the audit, or significant disagreements (and management’s response); (iii) the Company’s internal controls; and (iv) material written communications between the Independent Auditors and the Company;

8.                 Obtain from the Independent Auditors assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934, as amended;

9.                 Review and evaluate the Company’s system of internal controls, and recommend to management changes or improvements thereto;

10.          Review and evaluate the Company’s internal audit function, including its independence, staffing and performance, and recommend to management changes or improvements thereto;

11.          Review and evaluate the appropriateness of the internal audit plans for the forthcoming year, including risk assessments, scope of coverage, planning and staffing;

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12.          Meet separately, at least once every fiscal quarter, with management, with the Independent Auditors, and with the internal auditors;

13.          Review and evaluate significant audit findings, including significant suggestions for improvements in systems and internal controls from the internal auditors and the Independent Auditors;

14.          Review and discuss with management the Company’s guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management, including discussion of the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

15.          At least annually, review and discuss management’s statement of its responsibility for and its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the Independent Auditors’ report on management’s assessment;

16.          Review and discuss with management the Company’s practices regarding earnings press releases and the provision of financial information and earnings guidance by management to analysts and ratings agencies;

17.          Receive and review the reports of the Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the certifications required by Sections 302 and 906 of Sarbanes-Oxley and the report and attestation required by Section 404 of Sarbanes-Oxley;

18.          Review with management (including the Company’s chief legal officer or appropriate delegates) and the Independent Auditors legal and regulatory matters that may have a material effect on the Company’s financial statements or related compliance policies, any correspondence with regulators or governmental agencies and any external or employee complaints or published reports that raise material issues regarding the Company’s financial statements or accounting policies, and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies;

19.          Establish and maintain procedures for (i) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

20.          Receive corporate attorney’s reports of evidence of any material violation of securities laws, or any breach of fiduciary duty, or similar violations;

21.          Engage such outside legal, accounting, and other advisors, as the Committee shall deem necessary or appropriate, and obtain the appropriate funding (as determined by the Committee) from the Company for payment of:

i.                   compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

ii.               compensation to any advisers employed by the Audit Committee; and,

iii.           ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties;

22.          Oversee the Company’s compliance with the requirements of all applicable audit regulations, and any amendments thereto, including reviewing codes of conduct applicable to directors, executive officers and employees of the Company and waivers granted there under;

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23.          Review and evaluate the lead audit partner of the Independent Auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit as required by law;

24.          Set clear policies regarding the Company’s hiring of employees or former employees of the Independent Auditors;

25.          Report regularly to, and routinely communicate the results of all reviews and meetings with, the full Board of Directors;

26.          Review and assess the adequacy of this charter annually and obtain the Board of Directors’ approval for any changes to this charter;

27.          Undertake and review with the Board an annual performance evaluation of the Committee;

28.          Provide the report of the Committee required to be included in the Company’s annual proxy statement; and

29.          Perform such other duties and responsibilities, consistent with this Charter and governing law, delegated to the Committee by the Board.

It is the responsibility of the Company’s management to prepare financial statements in accordance with generally accepted accounting principles and of the Independent Auditors to audit those financial statements. The Audit Committee’s responsibility is one of oversight and review. The Audit Committee does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations, or generally accepted accounting principles. Nothing contained herein shall have the effect of altering the responsibilities or duties toward the Company of the Independent Auditors, which shall remain ultimately accountable to the Audit Committee in accordance with applicable accounting standards, statutory or otherwise.

Approved by the Board of Directors on October 21, 2004.

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Appendix B

[PLEASE NOTE THAT THE NEW TEXT IS BOLD AND UNDERSCORED, AND THE OLD TEXT IS CROSSED OUT.]

BY-LAWS

OF

SOUTHERN ~~PERU~~ COPPER CORPORATION

(A Delaware Corporation)

(As last amended on ~~February 3, 1998~~ April         , 2006)

ARTICLE I.

MEETINGS OF STOCKHOLDERS.

SECTION 1.01.   Annual Meetings.   The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of such other business as properly may come before the meeting shall be held at 2 o’clock in the afternoon, or on such other date or at such other hour as shall be fixed by the Board of Directors (the “Board”), on the Thursday next following the last Wednesday of April in each year, commencing April 25, 1996, if not a legal holiday, or, if a legal holiday, then on the next succeeding day not a legal holiday.

SECTION 1.02.   Special Meetings.   Except as provided by Section 211(c) of the General Corporation Law of the State of Delaware with respect to meetings ordered by the Court of Chancery, special meetings of the stockholders may be called at any time but only by the Chairman of the Board, the President, the Board pursuant to a resolution approved by eight Directors or by a holder of shares representing at least 10% of the then outstanding number of shares of the Corporation’s ~~Class A~~ common stock (hereinafter referred to as Common Stock ~~(as defined below). In the event that all outstanding shares of Class A Common Stock shall be converted into shares of Common Stock in accordance with the provisions of Paragraph 4.9 of the Certificate of Incorporation, then a holder of shares representing at least 10% of the then outstanding number of shares of the Corporation’s Common Stock may call a special meeting of the stockholders~~.

SECTION 1.03.   Place of Meeting.   All meetings of the stockholders shall be held at the principal office of the Corporation in New York City or at such other place, within or without the State of Delaware, as may be designated by the Board and stated in the notice of the meeting.

SECTION 1.04.   Notice of Meetings.   Except as otherwise required by statute, the Secretary or an Assistant Secretary shall cause notice of the time, place and purpose or purposes of each meeting of the stockholders (whether annual or special) to be mailed or otherwise delivered, at least ten (but not more than sixty) days prior to the meeting to each stockholder of record entitled to notice of and to vote at such meeting at his address as the same appears on the books of the Corporation at the time of such mailing or delivery. Notice of any meeting of stockholders shall not be required to be given to any person who may become a stockholder of record after such mailing or delivery of such notice and prior to the meeting, or to any stockholder who shall sign a waiver of such notice in writing, whether before or after the time of such meeting. Notice of any adjourned meeting of the stockholders of the Corporation shall not be required to be given, unless otherwise required by statute.

SECTION 1.05.   List of Stockholders Entitled to Vote.   At least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder shall be prepared. Such list shall be open to the

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examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

SECTION 1.06.   Quorum.   Unless otherwise provided by statute or by the Certificate of Incorporation, the presence in person or by proxy of the holders of record of the shares entitled to cast a majority of the votes at any meeting of the stockholders shall constitute a quorum at such meeting. Unless otherwise provided by statute or by the Certificate of Incorporation, whenever the holders of any class or series of shares are entitled to vote separately on a specified item of business, the presence in person or by proxy of stockholders holding of record in the aggregate a majority of the outstanding shares of such class or series entitled to vote shall constitute a quorum for the transaction of such specified item of business. Whether or not a quorum shall be present at any meeting of the stockholders, the stockholders entitled to vote who are present in person or by proxy, or, if no stockholder entitled to vote is present in person or by proxy, any officer authorized to preside or act as Secretary of such meeting, without notice other than by announcement at such meeting, may adjourn such meeting from time to time for a period not exceeding thirty days at any one time. At any such adjourned meeting at which a quorum may be present any business may be transacted which might have been transacted at the meeting as originally called. If a record date for the determination of the stockholders entitled to notice of and to vote at such meeting as originally called shall have been fixed as hereinafter provided, said record date shall apply to any such adjourned meeting unless the Board fixes a new record date for such adjourned meeting, in which case notice of said adjourned meeting shall be given to each stockholder of record on the new record date at least ten days before the date of said adjourned meeting.

SECTION 1.07.   Organization.   The Chairman of the Board, or in his absence the President, shall preside at all meetings of stockholders. If both are absent, any other officer designated by the Board shall preside. If no officer so designated is present, the stockholders present in person or represented by proxy may elect one of their number to preside. The Secretary shall act as secretary at all meetings of the stockholders; but in the absence of the Secretary the presiding officer may appoint any person to act as secretary of the meeting.

SECTION 1.08.   Voting.   At each meeting of the stockholders each stockholder having the right to vote shall be entitled to such vote for each share of stock held by him as may be provided in the Certificate of Incorporation. At each meeting of the stockholders each stockholder entitled to vote shall be entitled to vote in person or by proxy. Every proxy shall be executed in writing by the stockholder or his agent unless given by telegram or cable. A copy or facsimile telecommunication may be substituted or used in lieu of the original writing or transmission so long as such copy or facsimile telecommunication is a complete reproduction of the entire original writing or transmission. No proxy shall be valid after eleven months from the date of its execution, unless a longer time is expressly provided therein, but in no event shall a proxy be valid after three years from the date of its execution~~, except as provided in Section 2.4 of the Agreement Among Certain Stockholders, as executed by ASARCO Incorporated, Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation, as the same may be supplemented or amended (the “Stockholders’ Agreement”)~~. At all meetings of the stockholders, all matters, other than those the manner of deciding which is expressly regulated by statute or by the Certificate of Incorporation or by Sections 2.04 or 2.09 of Article II, shall be decided by a majority of the votes cast in person or by proxy by the holders of shares entitled to vote thereon. Shares belonging to the Corporation shall not be voted or counted in determining the total number of shares outstanding at any time.

SECTION 1.09.   Inspectors.   The Board shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting or any adjournment thereof. If inspectors are not so appointed or shall fail to qualify, the person presiding at such meeting shall appoint one or more inspectors

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to act at such meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

SECTION 1.10.   Consent of Stockholders in Lieu of Meeting.   Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II.

BOARD OF DIRECTORS.

SECTION 2.01.   General Powers.   The property, affairs and business of the Corporation shall be managed under the direction of the Board.

SECTION 2.02.   Number, Term of Office and Qualifications.   The number of directors ~~which shall constitute the entire Board~~of the Corporation shall be ~~one, until such~~ fixed from time to time ~~as such sole director shall increase the number of directors. At such time, the sole director shall increase the number~~ by resolution of ~~directors to fifteen,~~a majority of ~~which one~~ the Board of Directors, provided that the number of directors shall not be ~~the President of the Corporation. The Certificate of Incorporation designates two series of capital stock of the Corporation, Common Stock, par value one cent ($0.01) per share (the “Common Stock”), and Class A Common Stock, par value one cent ($0.01) per share (the “Class A Common Stock” and, together with the Common Stock, the “Common Shares”)~~less than six or more than fifteen.  The directors shall be elected annually at the annual meetings of the stockholders, and each director (whether elected at any annual meeting or to fill a vacancy or otherwise) shall hold office until his successor is elected and qualified or until his death or until he shall resign in the manner provided in Section 2.10, or shall have been removed in the manner provided in Section 2.09.

SECTION 2.03.   Notice of Stockholder Business and Nominations.

(A)  Annual Meeting of Stockholders.

(1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) by or at the direction of the Chairman of the Board or the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors or (b) by any stockholder of the Corporation who is entitled to vote at the meeting with respect to the election of directors or the business to be proposed by such stockholder, as the case may be, who complies with the notice procedures set forth in clauses (2) and (3) of paragraph (A) of this Section 2.03 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation as provided below.

(2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (b) of paragraph (A)(1) of this Section 2.03, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such business must be a proper subject for stockholder action under the Delaware General Corporation Law (the “GCL”). To be timely, a stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if

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the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than sixty (60) days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than one hundred and twentieth (120) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Section 2.03 to the contrary, if the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least eighty (80) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by paragraph (A)(2) of this Section 2.03 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(B) Special Meeting of Stockholders.

Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Chairman of the Board or the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) by any stockholder of the Corporation who is entitled to vote at the meeting with respect to the election of directors, who complies with the notice procedures set forth in this paragraph (B) and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation as provided below. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder’s notice as required by paragraph (A)(2) of this Section 2.03 shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not earlier than the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(C) General.

(1) Only persons who are nominated in accordance with the procedures set forth in this Section 2.03 shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.03. Notwithstanding the foregoing provisions of this Section 2.03, the Special Nominating Committee of the Board shall have the power to nominate special independent directors, all as provided in the Certificate of Incorporation of the Corporation.

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(2) Except as otherwise provided by law, the Certificate of Incorporation or this Section 2.03, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 2.03 and, if any proposed nomination or business is not in compliance with this Section 2.03, to declare that such defective nomination or proposal shall be disregarded.

(3) For purposes of this Section 2.03, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(4) Notwithstanding the foregoing provisions of this Section 2.03, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.03. Nothing in this Section 2.03 shall be deemed to affect any rights (i) of stockholders to request inclusion of proposals in the Corporation’s proxy materials with respect to a meeting of stockholders pursuant to Rule 14a-8 under Exchange Act or (ii) of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances or to consent to specific actions taken by the Corporation.

~~SECTION 2.03.   Nominations of Director Candidates.   (a) Nominations for the election of directors to be elected by a vote of the holders of Class A Common Stock (the “Class A Common Stock Directors”) may be made by the Board, by a Committee appointed by the Board or by any holder of Class A Common Stock entitled to vote in the election of Class A Common Stock Directors, subject in each case to the provisions of the Stockholders’ Agreement.~~

~~(b)  Nominations for the election of directors to be elected by the holders of Common Stock (the “Common Stock Directors”) may be made by the Board, by a committee appointed by the Board or by any holder of Common Stock entitled to vote in the election of the Common Stock Directors. Any holder of Common Stock entitled to vote in the election of Common Stock Directors may nominate one or more persons for election as Common Stock Directors at a stockholders’ meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the Secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, January 25, 1996 with respect to the 1996 annual meeting of stockholders, and with respect to subsequent annual meetings, 90 days prior to the anniversary date of the immediately preceding annual meeting, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth:  (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) each nominee’s age and principal occupation or employment; (c) the number of shares of equity securities of the Corporation beneficially owned by each nominee; (d) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (e) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (f) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission; and (g) the consent of each nominee to serve as a director of the Corporation if so elected. A stockholder who does not comply with the foregoing procedure may be precluded from nominating a candidate for election as a director at a meeting of stockholders.~~

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SECTION 2.04.   Election of Directors.   At each meeting of the stockholders for the election of directors, ~~(i)~~ the holders of Common Stock shall be entitled ~~by class vote, exclusive of all other stockholders,~~ to elect the Corporation’s directors, with each share of Common Stock entitled to one vote, such directors to be elected by a plurality of the votes cast at such election by the holders of Common Stock entitled to vote~~, and (ii) the holders of Class A Common Stock shall be entitled by class vote, exclusive of all other stockholders, to elect the remaining thirteen directors of the Corporation, one of whom shall be the President of the Corporation. In the event that all outstanding shares of Class A Common Stock shall be converted into shares of Common Stock (the effective date of the conversion of the last outstanding share of Class A Common Stock being the “Total Conversion Date”), then the thirteen members of the Corporation’s Board of Directors who previously were elected by the holders of the Class A Common Stock pursuant to this Paragraph 2.04 shall, at the next annual meeting of stockholders following such Total Conversion Date (or at a special meeting called after the Total Conversion Date for the purpose of electing directors), be elected by the holders of Common Stock, with each share of Common Stock entitled to one vote~~.

SECTION 2.05.   Annual and Regular Meetings.   An annual meeting of the Board shall be held in each year on the day of the annual meeting of the stockholders, at such time as is convenient either before or after such meeting, at the place where such meeting is held or at such other place as may be fixed by the Board, and if so held no notice of such annual meeting need be given to any director of the Corporation. If the annual meeting of the Board shall not be so held on the day of the annual meeting of stockholders in any year, such meeting shall be held as soon thereafter as practicable, upon the notice provided for in Section 2.06 of this Article II in the case of special meetings, at such time and place (which may be within or outside the State of Delaware) as may be specified in the notice or waiver of notice of such meeting. The Board from time to time may provide for the holding of other regular meetings of the Board and fix the time and place (which may be within or outside of the State of Delaware) thereof. Notice of regular meetings shall not be required to be given; provided, however, that in case the Board shall fix or change the time or place of regular meetings, notice of such action shall be mailed promptly to each director who shall not have been present at the meeting at which such action was taken, addressed to him at his usual place of business. Any or all directors may participate in meetings of the Board or Committees of the Board by means of conference telephone or by any means of communication by which all persons participating in the meeting are able to hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 2.06.   Special Meetings; Notice.   Special meetings of the Board shall be held whenever called by the Chairman of the Board, the President, the Chairman of the Executive Committee or by three of the directors at such time and place (which may be within or outside of the State of Delaware) as may be specified in the respective notices or waivers of notice thereof; provided that, if the Chairman is unable to serve by reason of death, disability or other cause beyond his control, the available director who is most senior in terms of length of service as a director, or, if there is more than one such available director of equal seniority, any such director, shall promptly call a special meeting of the Board to appoint an interim or replacement chairman. Except as otherwise required by statute, notice of each special meeting shall be mailed to each director addressed to him at his usual place of business at least three days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, cable, telex or facsimile, or if such notice is not feasible, shall be given by telephone or two-way radio, or shall be delivered personally, not later than one day before the day on which the meeting is to be held; provided, however, that if the meeting is to be held outside the United States, the notice, if mailed, shall be mailed at least ten days before the day on which the meeting is to be held, or, if sent by telegram, cable, telex or facsimile, or if such notice is not feasible, by telephone or two-way radio, or delivered personally, not later than five days before the day on which the meeting is to be held. Notice of any special meeting shall not be required to be given to any director who shall attend such meeting in person, or to any director who shall sign a waiver of

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notice of such meeting, whether before or after the time of such meeting; and any such meeting shall be a valid meeting without any notice thereof having been given if all the directors shall be present thereat and none of them shall protest such lack of notice prior to the conclusion of the meeting. Notice of any adjourned meeting shall not be required to be given.

SECTION 2.07.   Quorum.   At meetings of the Board, the presence of eight Directors shall be necessary and sufficient to constitute a quorum for the transaction of business and the affirmative vote of a majority of the directors present shall be necessary for the adoption of any resolution or the taking of any action unless the matter is one for which by express provision of the Certificate of Incorporation or of these By-laws, or by law, a different vote is required. In the absence of a quorum, a majority of the directors present may adjourn the meeting from time to time until a quorum shall be present.

SECTION 2.08.   Organization.   The Chairman of the Board, or in his absence the President, shall preside at all meetings of the Board. If both are absent, the Board shall appoint a temporary chairman from among the directors present. The Board shall follow such order of business at its meetings as it may from time to time determine.

SECTION 2.09.   Removal of Directors.   Any director may be removed at any time, either for or without cause, by the affirmative vote in person or by proxy of stockholders holding of record in the aggregate a majority of the outstanding shares of the class of stock of the Corporation entitled to vote for such director, voting as a class, given at a special meeting of said stockholders called for that purpose; provided, however, that with respect to the removal of special independent directors nominated in accordance with the provisions of ~~any director elected by the holders~~the Corporations’ Certificate of ~~Class A Common Stock~~Incorporation, a replacement special independent director shall be concurrently designated and elected in accordance with the requirements of ~~Section 2.2~~the Corporation’s Certificate of ~~the Stockholders’ Agreement~~Incorporation.

SECTION 2.10.   Resignations.   Any director may resign at any time by giving written notice of such resignation to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Unless a subsequent time is specified in written notice, such resignation shall take effect upon receipt thereof by the Board or any such officer.

SECTION 2.11.   Vacancies.   If any vacancy shall occur in the Board by reason of death, resignation, disqualification, removal or other, the remaining directors shall continue to act. Subject to Section 2.09 of this Article and ~~Section 2.2~~ the provisions of the ~~Stockholders’ Agreement~~Corporation’s Certificate of Incorporation relating to special independent director vacancies, vacancies shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board. Any director elected in accordance with the preceding sentence shall hold office until the next succeeding annual meeting of stockholders, or a special meeting at which directors are elected, and until such director’s successor shall have been duly elected and qualified.

SECTION 2.12.   Compensation of Directors.   Each director who is not compensated as an employee of the Company shall receive such compensation for attendance at meetings of the Board, or of any committee appointed by the Board, as the Board may fix and determine from time to time.

SECTION 2.13.   Designation as Director Emeritus.   The Board may, in its sole discretion, grant the honorary title of Director Emeritus to a former director of the Corporation in recognition of service to the Corporation. Such title shall be honorary only, and a Director Emeritus shall not be a “Director” as that term is used in these By-Laws or in any document of the Corporation. Any such Director Emeritus shall have no duties or responsibilities to the Corporation, nor any authority to act on behalf of the Corporation or receive any compensation from it solely by virtue of holding such title.

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ARTICLE III.

EXECUTIVE COMMITTEE.

SECTION 3.01.   Powers.   During the intervals between meetings of the Board, the Executive Committee shall have and may exercise all the powers and authority of the Board, except as prohibited by statute, in the management of the business and affairs of the Corporation, including the power and authority of the Board to declare a dividend and to authorize the issuance of stock, and may authorize the seal of the Corporation to be affixed to all papers which may require it. In the discretion of the Board, the Executive Committee shall have such more limited or specific powers as the Board may from time to time designate.

SECTION 3.02.   Designation of Members; Qualifications; Term of Office; Alternate Members.   The Board, by resolution or resolutions passed in the manner provided in Section 2.07, shall designate from among its members an Executive Committee of five members, one of whom shall be the President of the Corporation. The Board, by resolution or resolutions passed in the manner provided in Section 2.07, shall designate, from among the five designees to the Executive Committee, a Chairman of the Executive Committee. Thereafter, members of the Executive Committee shall be designated annually, in like manner, at the annual meetings of the Board. Each member of the Executive Committee (whether designated at an annual meeting of the Board or to fill a vacancy or otherwise) shall be and remain a director and shall hold office until his successor shall have been designated or until he shall cease to be a director or until his death or until he shall resign in the manner provided in Section 3.05 of this Article or shall have been removed in the manner provided in Section 3.06 of this Article. The Board, by resolution or resolutions passed in the manner provided in Section 2.07, may appoint another member of the Board to serve as an alternate to any director appointed to the Executive Committee. During any meeting of the Executive Committee which shall be attended by an alternate so appointed and not attended by the member for whom such alternate was appointed as an alternate, the alternate shall be deemed a member of the Executive Committee for all purposes in the place of the member for whom he was appointed an alternate.

SECTION 3.03.   The Chairman of the Executive Committee.   The Board, by resolution or resolutions passed in the manner provided in Section 2.07, shall designate, from among the five designees to the Executive Committee, a Chairman of the Executive Committee. The Chairman of the Executive Committee shall preside at all meetings of the Executive Committee and shall perform such other duties as are given to him by these By-Laws or as from time to time may be assigned to him by the Board or the Executive Committee.

SECTION 3.04.   Meetings; Notices; Records.   The Executive Committee may hold regular and special meetings at such place or places (within or outside the State of Delaware) and at such time or times as it shall determine from time to time. Notice of regular meetings shall not be required to be given; provided, however, that whenever the time or place of regular meetings shall be fixed or changed, notice of such action shall be mailed promptly to each member who shall not have been present at the meeting at which such action was taken, addressed to him at his usual place of business. Notice of each special meeting shall be mailed to each member addressed to him at his usual place of business at least three days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, cable, telex or facsimile, or if such notice is not feasible, shall be given by telephone or two-way radio, or shall be delivered to him personally, not later than two days before the day on which the meeting is to be held; provided, however, that if the meeting is to be held outside the United States, the notice, if mailed, shall be mailed at least ten days before the day on which the meeting is to be held, or, if sent by telegram, cable, telex or facsimile, or if such notice is not feasible, by telephone or two-way radio, or delivered personally, not later than five days before the day on which the meeting is to be held. Notice of any special meeting need not be given to any member who (or the alternate of whom) shall attend such meeting in person, or

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who shall sign a waiver of notice of such meeting, whether before or after the time of such meeting; and any such meeting shall be a valid meeting without any notice thereof having been given if all the members shall be present thereat (a member being deemed present if his alternate is present) and none of them shall protest such lack of notice prior to the conclusion of the meeting. No notice need be given to any alternate member, and no notice need be given of any adjourned meeting. The Executive Committee shall keep a record of its proceedings.

SECTION 3.05.   Quorum and Manner of Acting.   (a)  At all meetings of the Executive Committee the presence of at least four members shall be necessary and sufficient to constitute a quorum for the transaction of business, and the affirmative vote of all members who are present shall be necessary for the adoption of any resolution or the taking of any action. All questions on which such a vote shall not have been obtained shall be referred to the Board.

(b) Minutes of all meetings of the Executive Committee will be delivered to the entire Board. Copies of all materials submitted to the Executive Committee will be made available to the entire Board.

SECTION 3.06.   Resignations.   Any member of the Executive Committee may resign at any time by giving written notice of such resignation to the Board, the Chairman of the Board, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board or any such officer.

SECTION 3.07.   Removal.   Any member of the Executive Committee may be removed at any time, either for or without cause, by resolution passed at any meeting of the Board in the manner provided in Section 2.07.

SECTION 3.08.   Vacancies.   If any vacancy shall occur in the Executive Committee by reason of disqualification, death, resignation, removal or otherwise, the remaining members shall continue to act and such vacancy may be filled at any meeting of the Board by resolution passed in the manner provided in Section 2.07.

ARTICLE IV.

OTHER COMMITTEES.

SECTION 4.01.   Committees of the Board.   The Board, by resolution passed in the manner provided in Section 2.07, may appoint from among its members one or more additional committees, each of which shall have at least two members and each of which, to the extent provided in the resolution, shall have and may exercise all the authority of the Board except as otherwise provided by statute. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board, and the quorum for the Audit Committee shall be the presence in person or by telephone of one member, but in no case less than one-third of the total number of members of the Audit Committee.

ARTICLE V.

OFFICERS.

SECTION 5.01.   Number.   The Board of Directors may elect a Chairman of the Board, who shall be a director, and shall elect a President, who shall be a director, one or more Vice Presidents, a Treasurer, a Comptroller, a Secretary and a General Auditor. The Board of Directors may elect such other officers as may be appointed in accordance with the provisions of Section 5.03. In addition, the Board may designate one or more of the Vice Presidents as Executive Vice President or Senior Vice President. Any two or more offices may be held by the same person but no officer shall execute, acknowledge, or verify any instrument in more than one capacity if such instrument is required by law or the By-Laws to be executed, acknowledged, or verified by two or more officers.

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SECTION 5.02.   Election, Term of Office and Qualifications.   Each officer (except such officers as may be appointed in accordance with the provisions of Section 5.03) shall be elected by the Board annually at its annual meeting, provided, however, that officers may be elected at any meeting of the Board to fill vacancies or additional offices. Each such officer (whether chosen at an annual meeting of the Board or to fill a vacancy or otherwise) shall hold office until the next annual meeting of the Board and until his successor shall have been elected and qualified, or until his death, or until he shall resign in the manner provided in Section 5.04 or shall have been removed in the manner provided in 5.05.

SECTION 5.03.   Appointed Officers and Agents.   In addition to the officers of the Corporation to be elected pursuant to Section 5.02, the Board, or the Chairman of the Board or the President with the approval of the Board, may from time to time appoint such other officers and agents as the Board or the officer making such appointment may deem necessary or advisable, to hold office for such period, have such authority and perform such duties as may be determined from time to time by the Board or the officer making such appointment.

SECTION 5.04.   Resignations.   Any officer may resign at any time by giving written notice of such resignation to the Board, the Chairman of the Board, the President or the Secretary. Unless a subsequent time is specified in such written notice, such resignation shall take effect upon receipt thereof.

SECTION 5.05.   Removal.   All officers, except those appointed in accordance with the provisions of Section 5.03, may be removed, either for or without cause, at any meeting of the Board called for that purpose, by resolution passed by a vote of a majority of the entire Board. The officers and agents appointed in accordance with the provisions of Section 5.03 may be removed, either for or without cause, at any meeting of the Board by resolution passed by a majority of a quorum, or by any superior officer or agent upon whom such power of removal shall have been conferred by the Board.

SECTION 5.06.   Vacancies.   A vacancy in any office by reason of death, resignation, removal, disqualification or any other cause shall be filled in the manner provided in this Article V for election or appointment to such office.

SECTION 5.07.   The Chairman of the Board.   The Chairman of the Board, if one shall have been elected, shall preside at all meetings of the stockholders and of the Board. He may sign certificates representing stock of the Corporation, the issuance of which shall have been authorized by the Board. He shall perform such other duties as are required of him by these By-Laws or as from time to time may be assigned to him by the Board. Subject to the discretion of the Board, the Chairman of the Board may be designated by the Board as the chief executive officer of the Corporation.

SECTION 5.08.   The President.   Unless the Board of Directors otherwise determines, the President shall be the chief executive officer of the Corporation. Subject to the direction of the Board and the Chairman of the Board, he shall have general charge of the business, affairs and property of the Corporation and general supervision over its officers and agents. He shall see that all orders and resolutions of the Board are carried into effect. Unless the Board of Directors otherwise determines, in the absence or in the case of the death or disability of the Chairman of the Board, or in the event of and during the period of a vacancy in that office, he shall have and exercise all powers of the Chairman of the Board. He may sign certificates of stock of the Corporation, the issuance of which shall have been authorized by the Board. From time to time he shall report to the Board all matters within his knowledge which the interests of the Corporation may require to be brought to its notice. He shall perform such other duties as are given to him by these By-Laws or as may from time to time be assigned to him by the Board or the Chairman of the Board.

SECTION 5.09.   Absence of the Chairman and President.   In the absence or in the case of the death or disability of the Chairman of the Board and the President, any officer designated by the Chairman of the Board or by the Board shall perform the duties of the Chairman of the Board and, when so acting, such officer shall have and exercise all the powers of the Chairman of the Board.

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SECTION 5.10.   The Vice Presidents.   Each Executive Vice President, Senior Vice President and Vice President shall have the power of signing deeds, contracts and other instruments requiring execution by the Corporation, and shall perform such other duties as shall be assigned to him by the Chairman of the Board or President from time to time. Any Executive Vice President, Senior Vice President or Vice President may sign certificates representing stock of the Corporation the issuance of which shall have been authorized by the Board. One of the Vice Presidents, as designated from time to time by the Chairman of the Board, shall act as the custodian of all deeds, leases, contracts and other legal documents and all other important papers and records of the Corporation which are delivered to him for safekeeping.

SECTION 5.11.   The Treasurer.   The Treasurer shall

(a)   have charge of and be responsible for the funds of the Corporation;

(b)   cause the moneys of the Corporation to be deposited in the name and to the credit of the Corporation in such banks or trust companies or with such bankers or other depositaries as shall be selected in accordance with Section 6.03 or to be otherwise dealt with in such manner as the Board may direct;

(c)   render to the Chairman of the Board, the President or the Board, whenever requested, a statement of all his transactions as Treasurer;

(d)   sign (unless the Secretary, an Assistant Secretary or an Assistant Treasurer shall sign) certificates representing stock of the Corporation the issuance of which shall have been authorized by the Board; and

(e)   in general, perform all duties incident to the office of Treasurer and such other duties as are required of him by these By-Laws or as from time to time may be assigned to him by the Board, the Chairman of the Board or the President.

SECTION 5.12.   The Comptroller.   The Comptroller shall be the chief accounting officer of the Corporation. He shall

(a)   establish and maintain accounting policies, practices and procedures, including an adequate system of internal controls to safeguard the assets and properly determine the liabilities of the Corporation;

(b)   cause appropriate accounting records to be maintained and reports rendered;

(c)   establish and administer the tax policy, planning and compliance functions;

(d)   prepare appropriate financial reports for government agencies, stockholders, creditors and stock exchanges;

(e)   be the custodian of all securities, negotiable instruments and other like assets of the Corporation;

(f)    be empowered from time to time to require from any and all officers or agents of the Corporation reports or statements giving such information as he may desire with respect to any and all transactions of the Corporation;

(g)   render to the Chairman of the Board, the President or the Board, whenever requested, such statements and accounts as may be required; and

(h)   in general, perform all duties incident to the office of Comptroller and such other duties as are required of him by these By-Laws or as from time to time may be assigned to him by the Board, the Chairman of the Board or the President.

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SECTION 5.13.   The Secretary.   The Secretary shall

(a)   record all votes and the minutes of all meetings of the stockholders and the Board, and of committees of directors when required, in a book or books to be kept for that purpose;

(b)   cause all notices to be duly given in accordance with the provisions of these By-Laws and as required by statute;

(c)   be custodian of the seal of the Corporation, and cause such seal or a facsimile thereof to be affixed to all certificates representing stock of the Corporation prior to the issuance thereof and to all instruments the execution of which on behalf of the Corporation under its seal shall have been duly authorized in accordance with these By-Laws;

(d)   see that the books, reports, statements, certificates and other documents and records, other than the financial and stock books, required by statute, are properly kept and filed;

(e)   sign (unless the Treasurer, an Assistant Treasurer or Assistant Secretary shall sign) certificates representing stock of the Corporation the issuance of which shall have been authorized by the Board; and

(f)    in general, perform all duties incident to the office of Secretary and such other duties as are required of him by these By-Laws or as from time to time may be assigned to him by the Board, the Chairman of the Board or the President.

SECTION 5.14.   General Auditor.   The General Auditor shall be the chief auditing officer of the Corporation. He shall determine the adequacy of the system of internal control, investigate compliance with Corporation policy and procedures, verify the existence of assets of the Corporation, see that proper safeguards are maintained to prevent or discover fraud and check on the reliability of the accounting and reporting system. He shall render such reports as may be requested, and perform such other duties as may be assigned to him, by the Board, the Chairman of the Board or the President.

ARTICLE VI.

EXECUTION OF INSTRUMENTS, BORROWING OF MONEY AND
DEPOSIT OF CORPORATE FUNDS.

SECTION 6.01.   Execution of Instruments.   All deeds, contracts and other instruments requiring execution by the Corporation shall be signed by the Chairman of the Board, the President, the Chairman of the Executive Committee, an Executive Vice President, a Senior Vice President, a Vice President, or the Treasurer, and attested or countersigned by the Comptroller, an Assistant Comptroller, the Secretary, an Assistant Secretary, or an Assistant Treasurer; provided, however, that authority to sign any deeds, contracts or other instruments requiring execution by the Corporation may be conferred by the Board upon any person or persons whether or not such person or persons be officers of the Corporation; and provided, further, that the Chairman of the Board, the President, the Chairman of the Executive Committee and any Executive Vice President may delegate, from time to time, by instrument in writing, all or any part of his or her authority to any other person or persons. Such authority may be general or confined to specific instances.

SECTION 6.02.   Indebtedness.   When so authorized by the Board, any officer or agent of the Corporation may effect loans and advances at any time for the Corporation secured by mortgage or pledge of the Corporation’s property or otherwise, and may do every act and thing necessary or proper in connection therewith. Such authority may be general or confined to specific instances.

SECTION 6.03.   Deposits.   All funds of the Corporation not otherwise employed shall be deposited from time to time to its credit in such banks or trust companies or with such bankers or other depositaries

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as the Board may select, or as may be selected by any officer or officers, or agent or agents, authorized so to do by the Board.

SECTION 6.04.   Checks, Drafts, etc.   All notes, drafts, acceptances, checks, endorsements, and all evidences of indebtedness of the Corporation whatsoever, shall be signed by such officer or officers or such agent or agents of the Corporation and in such manner as the Board from time to time may determine.

SECTION 6.05.   Proxies.   Proxies to vote with respect to shares of stock of other corporations owned by or standing in the name of the Corporation may be executed and delivered from time to time on behalf of the Corporation by the Chairman of the Board, the President, the Chairman of the Executive Committee, an Executive Vice President, a Senior Vice President, a Vice President or the Treasurer, and attested or countersigned by the Secretary or an Assistant Secretary of the Corporation, or by any other person or persons thereunto authorized by the Board.

ARTICLE VII.

SHARES OF STOCK.

SECTION 7.01.   Certificates of Stock.   Every holder of stock in the Corporation shall be entitled to have a certificate, signed by the Chairman of the Board, the President, an Executive Vice President, a Senior Vice President, or a Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary, or an Assistant Secretary (or signed in such other manner as may be required or permitted by statute) certifying the number of shares owned by him in the Corporation. Each such certificate shall be signed by the Corporation’s transfer agent or an assistant transfer agent and by the Corporation’s registrar, at least one of whom shall not be an officer or employee of the Corporation. Any such signature required hereunder may be facsimile; and in case any officer, transfer agent, assistant transfer agent or registrar whose facsimile signature has been used on any such certificate shall cease to hold such office before it shall have been issued, such certificate shall nevertheless be deemed adopted and approved by the Corporation for issuance and delivery thereafter. Certificates representing shares of stock of the Corporation shall be in such form as shall have been approved by the Board and the seal of the Corporation or a facsimile thereof shall be affixed thereto. There shall be entered upon the stock books of the Corporation at the time of issuance of each share the number of the certificate issued, the name of the person owning the shares represented thereby, the number and class of such shares and the date of issuance thereof. Every certificate exchanged or returned to the Corporation shall be marked “Canceled,” with the date of cancellation indicated thereon.

SECTION 7.02.   Transfer of Stock.   Transfer of shares of the stock of the Corporation shall be made on the books of the Corporation by the holder of record thereof, or by his attorney thereunto duly authorized by a power of attorney duly executed in writing and filed with the Secretary, and on surrender of the certificate or certificates representing such shares. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the absolute owner thereof for all purposes, and accordingly shall not be bound to recognize any legal, equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise expressly provided by the statutes of the State of Delaware.

SECTION 7.03.   Regulations.   Subject to the provisions of this Article VII, the Board may make such rules and regulations as it may deem expedient concerning the issuance, transfer and registration of certificates for shares of the stock of the Corporation.

SECTION 7.04.   Transfer Agents and Registrars.   The Board shall appoint one or more transfer agents and one or more registrars with respect to the certificates representing shares of stock of the Corporation and all such certificates shall bear the signatures of at least one transfer agent and one registrar.

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SECTION 7.05.   Fixing of Record Date.   For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining stockholders entitled to receive payment of any dividend or allotment or any right, or for the purpose of any other action, the Board may fix, in advance, a date as the record date for any such determination of stockholders. Such date shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action.

SECTION 7.06.   Lost or Destroyed Certificates.   The holder of any shares of stock of the Corporation shall immediately notify the Corporation and its transfer agents and registrars, if any, of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it alleged to have been lost or destroyed, and the Board may require the owner of the lost or destroyed certificate or his legal representatives to give the Corporation a bond in such sum or without limit as to amount as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claim that may be made against it or any such transfer agent or registrar with respect to any such certificate alleged to have been lost or destroyed. A new certificate may be issued without requiring any Bond when, in the judgment of the Board, it is proper so to do.

ARTICLE VIII.

MISCELLANEOUS.

SECTION 8.01.   Offices.   The Corporation may establish and maintain one or more offices outside of the State of Delaware, in such places as the Board from time to time may deem advisable.

SECTION 8.02.   Corporate Seal.   The corporate seal shall be circular in form and shall bear the name of the Corporation and shall otherwise be in such form as shall have been or shall be approved from time to time by the Board.

SECTION 8.03.   Fiscal Year.   The fiscal year of the Corporation shall begin on the first day of January in each year and shall end on the thirty-first day of the following December.

SECTION 8.04.   Word Usage.   Use of the masculine pronoun shall be deemed to include usage of the feminine pronoun where appropriate.

SECTION 8.05.   Amendments.   These By-Laws may be altered or amended at any meeting of the stockholders (annual or special) at which a quorum is present, if notice of the proposed alteration or amendment be contained in the notice of the meeting, by the affirmative vote of the holders of at least a majority of the voting power of all shares of Common Stock~~hares~~ of the Corporation entitled to vote generally in the election of directors, ~~voting together as a single class, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to five votes,~~ or at any regular or special meeting of the Board ~~by the affirmative vote of eight Directors if notice of the proposed alteration or amendment be contained in the notice of such meeting or if all the directors are present~~; provided, however, that ~~Section 1.02 of Article I, Sections 2.02, 2.04 and 2.09 of Article II and this proviso to Section 8.05 of Article VIII shall not be altered, amended or repealed, and no provision inconsistent with such provisions shall be adopted, except by the affirmative vote of the holders of at least 80% of the voting power of all Common Shares of the Corporation entitled to vote generally in the election of directors, voting together as a single class, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to five votes; and provided, further, that~~ Article IX shall not be altered, amended or repealed, and no provision inconsistent with its provisions shall be adopted, except in accordance with the provisions of Section 9.17 therein.

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ARTICLE IX.

INDEMNIFICATION.

SECTION 9.01.   General.   The Corporation shall indemnify against Liabilities (as hereinafter defined) and advance Expenses (as hereinafter defined) to an Indemnitee (as hereinafter defined) to the fullest extent permitted by applicable law and as provided in this Article.

SECTION 9.02.   Proceedings Other Than Proceedings by or in the Right of the Corporation.   An Indemnitee shall be entitled to the indemnification provided in this Section 9.02 if, by reason of his being or having been a Corporate Agent (as hereinafter defined), he is, or is threatened to be made, a party to any threatened, pending or completed Proceeding (as hereinafter defined), other than a Proceeding by or in the right of the Corporation. Pursuant to this Section 9.02, an Indemnitee shall be indemnified against Expenses and Liabilities actually and reasonably incurred by him or on his behalf in connection with such Proceeding or any claim, issue or matter therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

SECTION 9.03.   Proceedings by or in the Right of the Corporation.   An Indemnitee shall be entitled to the indemnification provided in this Section 9.03 if, by reason of his being or having been a Corporate Agent, he is, or is threatened to be made, a party to any threatened, pending or completed Proceeding brought by or in the right of the Corporation to procure a judgment in its favor. Pursuant to this Section 9.03, an Indemnitee shall be indemnified against Expenses actually and reasonably incurred by him or on his behalf in connection with such Proceeding and against any amount paid in settlement of such Proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation. Notwithstanding the foregoing, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which the Indemnitee shall have been adjudged to be liable to the Corporation, unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such Proceeding was brought shall decide that, despite the adjudication of liability, the Indemnitee is fairly and reasonably entitled to indemnity for such Expenses in view of all the circumstances of the case; provided further, that, with respect to indemnification for settlement of any such Proceeding, the Corporation shall provide indemnification only if either the amount paid in settlement is reasonable under all the facts and circumstances, including its relationship to the estimated expense of litigating the Proceeding to conclusion, or the Court of Chancery of the State of Delaware, or the court in which such Proceeding was brought or is pending, shall determine, upon application, that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnification for such settlement. No indemnification for amounts paid in settlement of any such Proceeding shall be required unless the Corporation has given its prior consent to such settlement.

SECTION 9.04.   Indemnification for Expenses of a Party Who is Wholly or Partially Successful.   Notwithstanding any other provision of this Article, to the extent that an Indemnitee is, by reason of his being or having been a Corporate Agent, a party to any Proceeding and is successful, on the merits or otherwise, in such Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith. If an Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Corporation shall indemnify such Indemnitee against all Expenses actually and reasonably incurred by him or on his behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section 9.04 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

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SECTION 9.05.   Indemnification for Expenses of a Witness.   Notwithstanding any other provision of this Article, to the extent that an Indemnitee is, by reason of his being or having been a Corporate Agent, a witness in any Proceeding, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith.

SECTION 9.06.   Advancement of Expenses.   The Corporation shall advance all reasonable Expenses incurred by or on behalf of an Indemnitee in connection with any Proceeding upon the receipt by the Corporation of a statement or statements from the Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by the Indemnitee or refer to invoices or bills for Expenses furnished or to be furnished directly to the Corporation, and shall include or be preceded or accompanied by an undertaking by or on behalf of the Indemnitee to repay any Expenses advanced unless it shall ultimately be determined pursuant to Section 9.07 of this Article that the Indemnitee is entitled to be indemnified against such Expenses.

SECTION 9.07.   Procedure for Determination of Entitlement to Indemnification.

(a)    To obtain indemnification under this Article, an Indemnitee shall submit to the Corporation a written request for indemnification, and provide for the furnishing to the Corporation of such documentation and information as is reasonably available to the Indemnitee and is reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification. The Secretary of the Corporation shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that the Indemnitee has requested indemnification.

(b)   Upon written request by an Indemnitee for indemnification pursuant to Section 9.07(a) hereof, a written determination with respect to the Indemnitee’s entitlement thereto shall be made:  (i) if a Change in Control (as hereinafter defined) shall have occurred, by Independent Counsel (as hereinafter defined); (ii) if a Change in Control shall not have occurred, (A) by the Board by a majority vote of the Disinterested Directors (as hereinafter defined) even though less than a quorum, or (B) by a majority vote of a quorum of Disinterested Directors on a Committee of the Board, or (C) by Independent Counsel; and, if it is so determined that the Indemnitee is entitled to indemnification, payment to the Indemnitee shall be made in a timely fashion. An Indemnitee shall cooperate with the person, persons or entity making such determination with respect to the Indemnitee’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to the Indemnitee and reasonably necessary to such determination. Any costs or expenses (including attorneys’ fees and disbursements) incurred by an Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Corporation (irrespective of the determination as to an Indemnitee’s entitlement to indemnification).

(c)    In the event the determination of entitlement is to be made by Independent Counsel pursuant to Section 9.07(b) of this Article, the Independent Counsel shall be selected as provided in this Section 9.07(c). If a Change in Control shall not have occurred, the Independent Counsel shall be selected by the Board or a Committee thereof, and the Corporation shall give written notice to the Indemnitee advising him of the identity of the Independent Counsel so selected. If a Change of Control shall have occurred, the Independent Counsel shall be selected jointly by the Indemnitee and the Board or a Committee thereof. In the event that the Board or a Committee thereof cannot agree with the Indemnitee on the choice of Independent Counsel, such Counsel shall be selected by the Board or a Committee thereof from among the New York City law firms having more than 100 attorneys. The Corporation shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 9.07(b) hereof, and the Corporation shall pay all reasonable fees and expenses incident to the

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procedures of this Section 9.07(c), regardless of the manner in which such Independent Counsel was selected or appointed.

SECTION 9.08.   Presumptions and Effect of Certain Proceedings.

(a)    If a Change in Control shall have occurred, in making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall presume that an Indemnitee is entitled to indemnification under this Article if the Indemnitee has submitted a request for indemnification in accordance with Section 9.07(a) of this Article, and the Corporation shall have the burden of proof to overcome that presumption in connection with the making by any person, persons or entity of any determination contrary to that presumption.

(b)   If the person, persons or entity empowered or selected under Section 9.07 of this Article to determine whether an Indemnitee is entitled to indemnification shall not have made such determination in a timely fashion after receipt by the Corporation of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and the Indemnitee shall be entitled to indemnification, absent (i) a misstatement by the Indemnitee of a material fact, or an omission of a material fact necessary to make the Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(c)    The termination of any Proceeding or of any claim, issue or matter therein by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Article) of itself adversely affect the right of an Indemnitee to indemnification or create a presumption that an Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation or, with respect to any criminal Proceeding, that an Indemnitee had reasonable cause to believe that his conduct was unlawful.

(d)   Every Indemnitee shall be presumed to have relied upon this Article in serving or continuing to serve as a Corporate Agent.

SECTION 9.09.   Indemnification of Estate; Standards for Determination.   If an Indemnitee is deceased and would have been entitled to indemnification under any provision of this Article, the Corporation shall indemnify the Indemnitee’s estate and his spouse, heirs, administrators and executors. When the Board, a Committee thereof or Independent Counsel acting in accordance with Section 9.07 of this Article in determining the availability of indemnification under Sections 9.02, 9.03, 9.04 or 9.05 and when an Indemnitee is unable to testify on his own behalf by reason of his death or mental or physical incapacity, said Board, Committee or Counsel shall deem the Indemnitee to have satisfied applicable standards set forth in Sections 9.02, 9.03, 9.04 or 9.05 unless it is affirmatively demonstrated by clear and convincing evidence that indemnification is not available under Sections 9.02, 9.03, 9.04 or 9.05. When requested in writing by the spouse of an Indemnitee and/or the heirs, executors or administrators of an Indemnitee’s estate, the Corporation shall provide appropriate evidence of this By-Law.

SECTION 9.10.   Limitation of Actions and Release of Claims.   No legal action shall be brought and no cause of action shall be asserted by or on behalf of the Corporation or its affiliates (as hereinafter defined) against an Indemnitee, his spouse, heirs, executors or administrators after the expiration of two years from the date the Indemnitee ceases (for any reason) to serve as a Corporate Agent, and any claim or cause of action of the Corporation or its affiliates shall be extinguished and deemed released unless asserted by filing of a legal action within such two-year period.

SECTION 9.11.   Other Rights and Remedies of Indemnitee.

(a)    The Corporation, on behalf of Indemnitees, may arrange for such insurance covering such Liabilities and Expenses arising from actions or omissions of an Indemnitee in his capacity as a Corporate Agent as is obtainable and is reasonable and appropriate in cost and amount.

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(b)   In the event that (i) a determination is made pursuant to Section 9.07 of this Article that an Indemnitee is not entitled to indemnification under this Article, (ii) advancement of Expenses is not timely made pursuant to Section 9.06 of this Article, (iii) the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 9.07(b) of this Article and such determination shall not have been made and delivered in a written opinion in a timely fashion after receipt by the Corporation of the request for indemnification, (iv) payment of indemnification is not made pursuant to Section 9.05 of this Article in a timely fashion after receipt by the Corporation of a written request therefor, or (v) payment of indemnification is not made in a timely fashion after a determination has been made that an Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to Section 9.08 of this Article, the Indemnitee shall be entitled to an adjudication in the Court of Chancery of the State of Delaware, or in any other court of competent jurisdiction, of his entitlement to such indemnification or advancement of Expenses. Alternatively, the Indemnitee, at his option, may seek an award in arbitration to be conducted by a single arbitrator pursuant to the rules of the American Arbitration Association. The Indemnitee shall commence such proceeding seeking an adjudication or an award in arbitration in a timely manner following the date on which the Indemnitee first has the right to commence such Proceeding pursuant to this Section 9.11(b). The Corporation shall not oppose the Indemnitee’s right to seek any such adjudication or award in arbitration.

(c)    In the event that a determination shall have been made pursuant to Section 9.07 of this Article that an Indemnitee is not entitled to indemnification, any judicial proceeding or arbitration commenced pursuant to this Section 9.11 shall be conducted in all respects as a de novo trial or arbitration on the merits, and the Indemnitee shall not be prejudiced by reason of that adverse determination. If a Change in Control shall have occurred, in any judicial proceeding or arbitration commenced pursuant to this Section 9.11 the Corporation shall have the burden of proving that the Indemnitee is not entitled to indemnification or advancement of Expenses, as the case may be.

(d)   If a determination shall have been made or deemed to have been made pursuant to Sections 9.07 or 9.08 of this Article that an Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding or arbitration commenced pursuant to this Section 9.11, absent (i) a misstatement by the Indemnitee of a material fact, or an omission of a material fact necessary to make the Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(e)    The Corporation shall be precluded from asserting in any judicial proceeding or arbitration commenced pursuant to this Section 9.11 that the procedures and presumptions of this Article are not valid, binding and enforceable and shall stipulate in any such court or before any such arbitrator that the Corporation is bound by all the provisions of this Article.

(f)    In the event that an Indemnitee, pursuant to this Section 9.11, seeks a judicial adjudication of, or an award in arbitration to enforce his rights under, or to recover damages for breach of, this Article, the Indemnitee shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any and all expenses (of the types described in the definition of Expenses in Section 9.15 of this Article) actually and reasonably incurred by him in such judicial adjudication or arbitration, but only if he prevails therein. If it shall be determined in said judicial adjudication or arbitration that the Indemnitee is entitled to receive part but not all of the indemnification or advancement of Expenses sought, the Expenses incurred by the Indemnitee in connection with such judicial adjudication or arbitration shall be appropriately prorated.

SECTION 9.12.   Non-Exclusivity; Survival of Rights; Subrogation.

(a)    The rights of indemnification and to receive advancement of Expenses as provided by this Article shall not be deemed exclusive of any other rights to which an Indemnitee may at any time be

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entitled under applicable law, the Certificate of Incorporation of the Corporation or any affiliate, the By-Laws of the Corporation or any affiliate, any agreement, any insurance policy maintained or issued, directly or indirectly, by the Corporation or any affiliate, a vote of stockholders, a resolution of Disinterested Directors, or otherwise. No amendment, alteration or repeal of this Article or of any provision hereof shall be effective as to any Indemnitee with respect to any action taken or omitted by such Indemnitee as a Corporate Agent prior to such amendment, alteration or repeal. The provisions of this Article shall continue as to an Indemnitee whose status as a Corporate Agent has ceased and shall inure to the benefit of his heirs, executors and administrators.

(b)   In the event of any payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Corporation to bring suit to enforce such rights.

(c)    The Corporation shall not be liable under this Article to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that the Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

SECTION 9.13.   Severability.   If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable for any reason whatsoever:  (a) the validity, legality and enforceability of the remaining provisions of this Article (including without limitation, each portion of any Section of this Article containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article (including, without limitation, each portion of any Section of this Article containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 9.14.   Certain Persons Not Entitled to Indemnification or Advancement of Expenses.   Except as expressly provided in Section 9.11(b) and (f) of this Article, no person shall be entitled to indemnification or advancement of Expenses under this Article with respect to any Proceeding, or any claim therein, brought or made by him against the Corporation.

SECTION 9.15.   Definitions.   For purposes of this Article:

(a)    Affiliate of a Person shall mean any Person (other than the Corporation) that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, the first Person. For the purposes of the above definition, the term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), shall mean the possession, directly or indirectly, of more than 50% of the then outstanding voting stock entitled to elect directors of such Person. “Person” shall mean any natural person, firm, partnership, association, corporation, company, trust, business trust, joint venture, unincorporated organization or government or any department or agency thereof.

(b)   “affiliate” and “associate” shall have the meanings given such terms under Rule 405 under the Securities Act of 1933, as amended.

(c)    “Change in Control” shall mean either:

(i)    a change in the membership of the Board such that one-half or more of its members were neither recommended nor elected to the Board by ~~ASARCO Incorporated~~ Grupo Mexico S.A. de C.V. or its Affiliates; or

(ii)   ~~ASARCO Incorporated~~ Grupo Mexico S.A. de C.V. and its Affiliates cease to own at least ~~35,000,000~~51% of the shares of ~~Class A~~ Common Stock of the Corporation.

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(d)   “Corporate Agent” is a person who is or was a director, officer, employee, agent or fiduciary of the Corporation or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the request of the Corporation.

(e)    “Disinterested Director” means a director of the Corporation who is not and was not a party to the Proceeding in respect of which indemnification is sought by an Indemnitee.

(f)    “Expenses” shall include all reasonable costs, disbursements and counsel fees.

~~(g)    “Founding Stockholder” shall mean each of ASARCO Incorporated, Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation and their respective successors and assigns qualifying pursuant to Section 4.3 of the Stockholders’ Agreement; provided that each of Cerro Trading Company, Inc. and Phelps Dodge Overseas Capital Corporation shall remain a Founding Stockholder for purposes hereof only for such time as it would also qualify as an Affiliate of The Marmon Corporation or Marmon Holdings, Inc. or Phelps Dodge Corporation, or their respective successors, as the case may be.~~

(~~h~~g) “Indemnitee” includes any person who is, or is threatened to be made, a witness in or a party to any Proceeding as described in Sections 9.02, 9.03, 9.04 or 9.05 of this Article by reason of his being or having been a Corporate Agent.

(~~i~~h)  “Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent:  (i) the Corporation or the Indemnitee or any affiliate or associate of any such person, in any matter material to any such person; or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or the Indemnitee in an action to determine the Indemnitee’s rights under this Article.

(~~j~~i)   “Liabilities” shall mean amounts paid or incurred in satisfaction of settlements, judgments, awards, fines and penalties.

(~~k~~j)  “Proceeding” includes any action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding whether civil, criminal, administrative or investigative, except one initiated by an Indemnitee pursuant to Section 9.11 of this Article to enforce his rights under this Article.

SECTION 9.16.   Notices.   Any notice, request or other communication required or permitted to be given to the Corporation under this Article shall be in writing and either delivered in person or sent by telex, telegram or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

SECTION 9.17.   Amendments.   This Article may be amended or repealed only by action of the Board approved by the favorable vote of a majority of the votes cast by stockholders entitled to vote thereon (with such stockholders voting together as a single class, with each share of Common Stock entitled to one vote ~~and each share of Class A Common Stock entitled to five votes~~) at a meeting of stockholders for which proxies are solicited in accordance with then applicable requirements of the Securities and Exchange Commission, except that (i) the Board, without stockholder approval, may make technical amendments that do not substantively affect the rights of an Indemnitee hereunder and (ii) following a Change in Control, as defined in Section 9.15(c) of this Article, there shall also be required for approval of any such amendment or repeal the favorable vote of a majority of the votes (voted as a single class, with each share of Common Stock entitled to one vote ~~and each share of Class A Common Stock entitled to five votes~~) cast by persons other than any person or group of persons owning, directly or indirectly, more than 50% of the then outstanding voting stock of the Corporation (and any affiliate or associate of any such person or persons).

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Appendix C

CHARTER AMENDMENTS

RESOLVED, that Article Four of the Certificate will be amended and replaced in its entirety to read as follows:

The total number of shares of stock which the Corporation shall have authority to issue is 320,000,000 shares of common stock, par value one cent ($0.01) per share (hereinafter referred to as the “Common Stock”). Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters on which holders of shares of Common Stock are entitled to vote. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

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Offer to exchange all of our outstanding unregistered
U.S.$400,000,000 7.500% Notes due 2035
for
U.S.$400,000,000 7.500% Notes due 2035
which have been registered under the Securities Act of 1933

PROSPECTUS
                        , 2006

        UNTIL            2006, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

  Item 20.    Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our restated certificate of incorporation, as amended, eliminates the liability of our directors to the fullest extent permitted by Delaware law.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation (a "derivative action")) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL provides that it is not exclusive of other indemnification that may be granted by a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement or otherwise. Our restated certificate of incorporation and our by-laws, as amended, provide for indemnification of our directors and officers to the fullest extent permitted by Delaware law and as provided in our by-laws.

        Our by-laws provide indemnification rights to any of our officers or directors who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Such indemnification rights will include reimbursement for expenses incurred by such officer or director in advance of the final disposition of such proceeding in accordance with the applicable provisions of Delaware law. Our by-laws provide that we may arrange for insurance covering such liabilities and expenses arising from actions or omissions of a director or officer in his or her capacity as a corporate agent as is obtainable and is reasonable and appropriate in cost and amount.

  Item 21.    Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit Number	Description of Document
3.1	Amended and Restated Certificate of Incorporation (as amended May 2, 2006).
3.2	By-Laws (as amended on April 27 and May 4, 2006).
4.1	Registration Rights Agreement, dated as of May 9, 2006, by and between Southern Copper Corporation and Citigroup Global Markets Inc. as Representative of the Initial Purchasers.
4.2
Indenture governing 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed on August 1, 2005; File No. 001-14066).
4.3	Form of New 7.500% Note (included in exhibit 4.2).
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP.
10.3
Tax Stability Agreement, dated August 8, 1994, between the Government of Peru and the Company regarding SX/EW facility (and English translation) (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement Form S-4; File No. 33-97790).
10.4	Incentive Compensation Plan of the Company (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-4; File No. 33-97790).
10.5	Stock Incentive Plan of the Company (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S- 4; File No. 33-97790).
10.6	Form of Directors Stock Award Plan of the Company (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K filed March 13, 2006; File No. 001-14066).
10.7
Service Agreement entered into by the Company with a subsidiary of Grupo México S.A. de C.V., assigned upon the same terms and conditions to Grupo México S.A. de C.V. in February 2004 (incorporated by reference to Exhibit 10.10 to the Company's 2002 Annual Report on Form 10-K; File No. 001-14066).
10.8
Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera México S.A. de C.V. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 22, 2004; File No. 001-14066).
12.1	Statement of computation of ratio of earnings to fixed charges.
15.1	Letter regarding unaudited interim financial information of PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm.
21.1	List of Subsidiaries of Registrant.
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included as part of its opinion filed as Exhibit 5.1).
23.2	Consent of PricewaterhouseCoopers, S.C., Independent Registered Public Accounting Firm.
24.1	Power of Attorney (Included on the signature pages to the registration statement).

25.1	Form T-1—Statement of Eligibility and Qualification of Trustee for 7.500% notes due 2035.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Notice to Registered Holders and/or Participants of the Book-Entry Transfer Facility.
99.4	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.5	Form of Letter to Clients.
99.6	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included in Exhibit 99.1 and 99.2).
99.7	Form of Exchange Agent Agreement between the Company and the Bank of New York.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i)    to include any prospectus required by Section (10)(a)(3) of the Securities Act of 1933;

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a)

or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (6)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (7)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mexico City, Mexico, on June 20, 2006.

SOUTHERN COPPER CORPORATION
By:	/s/ OSCAR GONZÁLEZ ROCHA Oscar González Rocha President and Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Eduardo González Felix and Armand R. Ortega Gómez, Esq. and each of them, as true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and any additional registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission (the "Commission"), and generally to do all such things in their names and in behalf of their capacities as officers and directors of Southern Copper Corporation to comply with the provisions of the Securities Act of 1933 and all requirements of the Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed the following persons in the capacities indicated on June 20, 2006.

Signature	Title

/s/ GERMÁN LARREA MOTA-VELASCO Germán Larrea Mota-Velasco	Chairman of the Board, Director
/s/ OSCAR GONZÁLEZ ROCHA Oscar González Rocha	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ XAVIER GARCÍA DE QUEVEDO TOPETE Xavier García de Quevedo Topete	Executive Vice President, Chief Operating Officer and Director
/s/ J. EDUARDO GONZÁLEZ FELIX J. Eduardo González Felix	Chief Financial Officer and Director (Principal Financial Officer)

/s/ JOSÉ N. CHIRINOS FANO José N. Chirinos Fano	Comptroller (Principal Accounting Officer)
/s/ EMILIO CARRILLO GAMBOA Emilio Carrillo Gamboa	Director
/s/ JAIME F. COLLAZO GONZÁLEZ Jaime F. Collazo González	Director
/s/ HAROLD S. HANDELSMAN Harold S. Handelsman	Director
/s/ GERMÁN LARREA MOTA-VELASCO Genaro Larrea Mota-Velasco	Director
/s/ ARMANDO ORTEGA GÓMEZ Armando Ortega Gómez	Director
/s/ LUIS MIGUEL PALOMINO BONILLA Luis Miguel Palomino Bonilla	Director
/s/ GILBERTO PEREZALONSO CIFUENTES Gilberto Perezalonso Cifuentes	Director
/s/ JUAN REBOLLEDO GOUT Juan Rebolledo Gout	Director
/s/ CARLOS RUIZ SACRISTÁN Carlos Ruiz Sacristán	Director

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TABLE OF CONTENTS
ENFORCEMENT OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
SUMMARY
Overview
Competitive Strengths
Business Strategies
Copper Market Conditions
Corporate Information
RECENT DEVELOPMENTS
THE OFFERING Terms of the Exchange Offer
Terms of the New Notes
SELECTED COMBINED FINANCIAL INFORMATION
SUMMARY OPERATING DATA
SUMMARY RESERVES DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
THE EXCHANGE OFFER
USE OF PROCEEDS
EXCHANGE RATES
CAPITALIZATION
DESCRIPTION OF THE NOTES
SUMMARY OF CERTAIN TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
GLOSSARY OF MINING TERMS
Annex B: 2005 Form 10-K/A
Annex C: 2005 Form 10-Q
Annex D: Definitive Proxy Statement on Schedule 14A
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
EXHIBIT INDEX
SIGNATURES